Form 20-F
period 2014-12-31
NeuroDerm Ltd.
filed 2015-04-28
CIK 1598696

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-36737

NEURODERM LTD.

(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

Ruhrberg Science Building

3 Pekeris St.

Rehovot, 7670212 Israel

(Address of principal executive offices)

Roy Golan
Vice President, Finance

NeuroDerm Ltd.

Ruhrberg Science Building

3 Pekeris St.

Rehovot 7670212, Israel

Tel: +972 8 946-2729

Fax: +972 8 9461729

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value	NASDAQ Global Market
NIS 0.01 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report:

16,996,960 Ordinary Shares, par value NIS 0.01 per share

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐Yes              ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐Yes              ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒Yes              ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐Yes              ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer: ☐ Accelerated filer: ☐ Non-accelerated filer: ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued	☐ Other
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ ITEM 17 ☐ ITEM 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐Yes              ☒ No

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this annual report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. The statements that we make regarding the following matters are forward-looking by their nature:

•	the timing of the ongoing and planned clinical trials conducted by our contract research organizations, or CROs, including statements regarding the progress and results of current and future preclinical studies and clinical trials, and our research and development programs;
•	our plans regarding utilization of regulatory pathways that would allow for accelerated marketing approval in the United States and Europe;
•	our expectations regarding receipt of regulatory approval for any of our product candidates;
•	the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of our product candidates;
•	our ongoing and planned discovery and development of product candidates;
•	our expectations regarding future growth, including our ability to develop new products;
•	our ability to maintain adequate protection of our intellectual property;
•	our estimates regarding the market opportunity for our product candidates;
•	our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues;
•	our planned level of capital expenditures and our belief that our existing cash will be sufficient to fund our operations for at least the next 12 months;
•	the impact of our research and development expenses as we continue developing product candidates;
•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;
•	the impact of government laws and regulations; and
•	our expectations regarding the use of proceeds from our IPO.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Readers are urged to carefully review and consider the various disclosures made throughout this annual report, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. In particular, please see the factors described in “ITEM 3.D Risk Factors”, “ITEM 4 Information on the Company”, and “ITEM 5 Operating and Financial Review and Prospects”.

Any forward-looking statements in this annual report are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF TRADE NAMES

Throughout this annual report, we refer to various trademarks, service marks and trade names that we use in our business. The “NeuroDerm” design logo is the property of NeuroDerm Ltd. Other trademarks and service marks appearing in this annual report are the property of their respective holders. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

CERTAIN ADDITIONAL TERMS AND CONVENTIONS

In this annual report, unless the context otherwise requires:

•	references to “NeuroDerm,” “our company,” “the Company,” “the registrant,” “we,” “us,” and “our” refer to NeuroDerm Ltd.;
•	references to “ordinary shares”, “our shares” and similar expressions refer to the Company’s Ordinary Shares, nominal value NIS 0.01 per share;
•	references to “dollars”, “U.S. dollars”, “U.S. $” and “$” are to United States Dollars;
•	references to “Euro” or “€” are to the Euro, the official currency of the Eurozone in the European Union;
•	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;
•	references to “IFRS” are to the International Financial Reporting Standards, as issued by the International Accounting Standards Board;
•	references to our “articles” are to our Articles of Association, as amended;
•	references to the “Companies Law” are to the Israeli Companies Law, 5759-1999, as amended;
•	references to the “Securities Act” are to the U.S. Securities Act of 1933, as amended;
•	references to the “Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended;
•	references to “NASDAQ” are to the NASDAQ Stock Market;
•	references to the “SEC” are to the United States Securities and Exchange Commission; and
•	references to the “IPO” are to the initial public offering of our ordinary shares in the United States, which was consummated on November 19, 2014.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers.

Not Applicable.

ITEM 2.	Offer Statistics and Expected Timetable.

Not Applicable.

ITEM 3.	Key Information.

A.	Selected Financial Data

Our historical financial statements are prepared in accordance with IFRS, and are presented in U.S. dollars. The selected historical financial information as of December 31, 2013 and 2014 and for each of the three years ended December 31, 2012, 2013 and 2014 have been derived from, and should be read in conjunction with, our audited financial statements and the notes thereto appearing elsewhere in this annual report. The selected financial data as of December 31, 2012 has been derived from our audited financial statements not included in this annual report.

Our functional currency is the NIS; however, our presentation currency is the U.S. dollar. As a result, our financial statements are translated into the presentation currency as follows: equity accounts are translated using historical exchange rates (as reported by the Bank of Israel). All other statements of financial position accounts are translated using the year-end exchange rate (as reported by the Bank of Israel). Statement of comprehensive loss amounts are translated using the exchange rates prevailing at the dates of the transactions. The resulting translation differences relating to the conversion from the functional currency to the presentation currency are reported in other comprehensive loss.

Foreign currency transactions in currencies different from the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange differences resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recorded to the statement of comprehensive loss among finance income or expenses.

As of December 31, 2014, the representative exchange rate last published by the Bank of Israel was $1.00 = NIS 3.889.

The information presented below is qualified by the more detailed historical financial statements set forth in this annual report, and should be read in conjunction with those financial statements, the notes thereto and the discussion under “ITEM 5 - Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year Ended December 31,
	2012	2013	2014
	(in thousands except share and per share data)
Statements of operations data:
Operating expenses:
Research and development	$2,396	$3,426	$8,992
Participation in research and development	(41)	(808)	(927)
Research and development, net(1)	$2,355	$2,618	$8,065
General and administrative(1)	449	628	5,316
Operating loss	$2,804	$3,246	$13,381
Financial income	550	3	9,601
Financial expenses	2,316	83,650	26,084
Financial expenses, net	1,766	83,647	16,483
Net loss	$4,570	$86,893	29,864
Foreign currency translation differences	$280	$2,021	$(1,420)
Total comprehensive loss	4,850	88,914	28,444
Basic and diluted net loss per ordinary share(2)	$11.65	$221.49	$12.97
Weighted average number of ordinary shares used in computing net loss per ordinary share(2)	392,320	392,320	2,302,991

(1) Includes equity-based compensation expenses as follows:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Research and development expenses, net	$11	$102	$2,185
General and administrative expenses	26	82	2,131
Total equity-based compensation expenses	$37	$184	$4,316

(2) Basic and diluted loss per ordinary share is computed based on the basic and diluted weighted average number of ordinary shares outstanding during each period. For additional information, see Note 16 to our financial statements included elsewhere in this annual report.

	As of December 31,
	2012	2013	2014
	(in thousands)
Balance sheet data:
Cash and cash equivalents	$1,847	$2,435	$43,238
Working capital(1)	(1,479)	1,246	39,299
Total assets	2,787	3,050	43,914
Total non-current liabilities	9,649	4,970	-
Total shareholders’ equity (deficit)	(11,028)	(3,646)	39,469

(1) Working capital is defined as total current assets minus total current liabilities.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business involves a high degree of risk. Please carefully consider the risks we describe below in addition to the other information set forth elsewhere in this annual report and our other filings with the SEC. These material risks could adversely affect our business, financial condition and results of operations. See “Cautionary Note Regarding Forward-Looking Statements”.

Risks Related to Our Financial Position

We have a history of net losses and we expect to continue to incur substantial and increasing net losses for the foreseeable future.

We are a clinical-stage pharmaceutical company with a limited operating history. We recently completed a Phase II clinical study for ND0612L and a Phase IIa clinical trial for ND0612H and ND0612L in Israel, and are planning further clinical studies for those product candidates and our other product candidates, ND0680, ND0701 and ND0801. Investment in pharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risks that any or all potential product candidates will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable. We have no products approved for commercial sale and have not generated any revenue from product sales to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. We are still in the early stages of development of our product candidates. As a result, we are not profitable and have incurred significant operating losses, including operating losses of $2.8 million, $3.2 million and $13.4 million for the years ended December 31, 2012, 2013 and 2014, respectively.

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses and future capital requirements may increase substantially if and/or as we:

•	accelerate our clinical development activities, particularly with respect to our clinical trials for ND0612H and ND0612L;
•	initiate our European bioequivalence trials for ND0612H and ND0680 and our other planned clinical trials;
•	seek regulatory and marketing approvals for our product candidates that successfully complete clinical trials;
•	initiate additional preclinical, clinical or other studies for our current product candidates and seek to identify and validate new product candidates;
•	acquire rights to other product candidates and technologies;
•	increase the manufacturing and supply orders for our product candidates;
•	invest further in developing pump delivery systems for our products;
•	change or add suppliers or manufacturers;
•	maintain, expand and protect our intellectual property portfolio;
•	attract and retain skilled personnel;
•	engage third-party manufacturers to commercialize any of our product candidates for which we obtain marketing approval;
•	create additional infrastructure to support our operations as a public company; and
•	experience any delays or encounter issues with any of the above.

As of December 31, 2014, we had an accumulated deficit of $132.6 million (which includes $83.5  million and $16.3 million of non-cash financial expenses incurred during 2013 and 2014, respectively, related to the increase in the value of the host contract (the loan without the conversion feature and the prepayment feature) in the convertible loans and the fair value of the embedded derivatives and warrants, the issuance of new shares to noteholders that was treated as an induced conversion expense and convertible loans designated at fair value through profit or loss). We expect to continue to incur substantial net losses and negative cash flow for the foreseeable future. These losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital.

We may never achieve profitability.

Because of the numerous risks and uncertainties associated with pharmaceutical product development and commercialization, we are unable to accurately predict the timing or amount of future revenue or expenses or when, or if, we will be able to achieve profitability. We have financed our operations primarily through convertible shareholders’ loans, issuance and sale of equity, including ordinary shares, preferred shares and warrants and government and third-party grants. The size of our future net losses will depend, in part, on the rate of growth or contraction of our expenses and the level and rate of growth, if any, of our revenues. If we are unable to successfully commercialize our product candidates or if revenue from any of our product candidates that receives marketing approval is insufficient, we will not achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

We may need substantial additional capital in the future, which may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our product candidates or intellectual property. If additional capital is not available, we may have to delay, reduce or cease operations.

In order to continue the development of our clinical trials for our product candidates, we may seek additional funding through equity offerings, debt financings, collaborations, licensing arrangements or any other means to conduct clinical trials, develop our product candidates and expand our sales and marketing capabilities or other general corporate purposes. Securing additional financing may divert our management’s attention from our day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. Additional funding may not be available to us on acceptable terms, or at all. We believe that based on our current business plan and our existing cash and cash equivalents, we will have sufficient funds to meet our currently anticipated cash requirements through at least the next 12 months.

To the extent that we raise additional capital through, for example, the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. The incurrence of indebtedness or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur debt or to issue additional equity, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, the issuance of additional equity securities by us, or the possibility of such issuance, may cause the market price of our ordinary shares to decline. In the event that we enter into collaborations or licensing arrangements in order to raise capital, we may be required to accept unfavorable terms, including relinquishing or licensing to a third party on unfavorable terms our rights to product candidates or intellectual property that we otherwise would seek to develop or commercialize ourselves or reserve for future potential arrangements when we might be able to achieve more favorable terms.

If we are unable to raise additional capital when required or on acceptable terms, we may be required to:

•	significantly delay, scale back or discontinue the development, manufacturing scale-up or commercialization of our product candidates;
•	seek corporate partners on terms that are less favorable than might otherwise be available; or
•	relinquish or license on unfavorable terms our rights to our product candidates that we otherwise would seek to develop or commercialize ourselves.

Any such consequence will have a material adverse effect on our business, operating results and prospects and on our ability to develop our product candidates.

Risks Related to Our Business and Our Industry

Even if our products obtain regulatory approval, they may cause undesirable side effects or have other properties, which may limit market acceptance.

We are conducting clinical trials to determine the safety and efficacy of our product candidates. Our current data of local tolerability and side effects caused by our product candidates is limited. Some of our patients have only used our product candidates for 24-hour periods during our clinical trials. Based on the results of our recently completed Phase II and Phase IIa studies, we believe that ND0612H and ND0612L were generally well tolerated and safe, causing only minimal and transient local reactions at the infusion site and no particular systemic adverse events. Patients may decide to use other currently available treatments instead of our product candidates based on the prevalence and severity of any side effects associated with our product candidates. For example, patients suffering from moderate Parkinson’s disease may be less tolerant of inconveniences that may be associated with the use of ND0612L and may instead continue using currently available orally administered LD/CD. Similarly, if patients experience adverse side effects from our other Parkinson’s disease product candidates, patients who suffer from moderate to severe Parkinson’s disease may opt for other treatments. In addition, certain patients may find our belt pump administration systems to be unduly burdensome or restrictive.

Upon the conclusion of our trials, and if we receive marketing authorization for a product candidate, we will be required to list side effects associated with the product candidates. However, if after we receive marketing authorization, we or others identify previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, problems with our manufacturers or manufacturing processes, or failure to comply with regulatory requirements, the following consequences, among others, may occur:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	fines, warning letters or holds on clinical trials;
•	harm to our reputation, reduced demand for our products and loss of market acceptance;
•	refusal by the regulatory authority to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product license approvals;
•	product seizure or detention, or refusal to permit the import or export of products; and
•	injunctions or the imposition of civil or criminal penalties.

Any of these events could prevent us from achieving or maintaining market acceptance of our product candidates, which would adversely affect our business, prospects, financial condition and results of operations.

If clinical trials of our product candidates fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

We have invested a significant portion of our efforts and financial resources in the identification and preclinical development of product candidates. Our ability to generate product revenues, if ever, will depend heavily on our ability to advance our product candidates into clinical trials. We have conducted, and will continue to conduct, at our own expense, clinical trials for our product candidates to demonstrate that the products are safe and effective. Even if we believe that our clinical trials demonstrate the safety and efficacy of our product candidates, only the FDA and other comparable regulatory agencies may ultimately make such determination.

Clinical testing is expensive, is difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, clinical trial process. Even if preclinical or clinical trials are successful, we still may be unable to commercialize the product, as success in preclinical trials, early clinical trials, including Phase II and Phase IIa trials, or previous clinical trials, does not ensure that later clinical trials will be successful.

If our competitors are able to obtain orphan drug exclusivity for their products that are the same drug as our product candidates, or can be classified as a similar medicinal product within the meaning of EU law, we may not be able to have competing products approved by the applicable regulatory authority for a significant period of time.

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of market exclusivity, which, subject to certain exceptions, precludes the FDA from approving another marketing application for the same drug for the same indication for that time period or precludes the European Medicines Agency, or the EMA, and other national drug regulators in the EU, from accepting another marketing application for a similar medicinal product for the same indication. The applicable market exclusivity period is seven years in the United States and 10 years in the European Union. See “ITEM 3.B Business Overview — Government Regulation — United States — Orphan Drug Designation and Exclusivity” and “ITEM 3.B Business Overview — Government Regulation — European Union — Orphan Drug Designation.” If a competitor obtains orphan drug exclusivity for, and approval of, a product with the same indication as any of our product candidates before we do and if the competitor’s product is the same drug or a similar medicinal product as ours, we could be excluded from the market during the market exclusivity period. However, if a product candidate that is the same drug or a similar medicinal product as an approved, orphan-designated product is shown to be clinically superior (by means of greater effectiveness, greater safety, or that it provides a major contribution to patient care) to such orphan-designated product, the orphan drug exclusivity will not block the approval of such competitive product. In addition, orphan drug exclusivity will not prevent the approval of a product candidate that is the same drug as such orphan-designated product if the FDA or EMA finds that the product sponsor or marketing authorization holder cannot assure the availability of sufficient quantities of the orphan-designated product to meet the needs of the persons with the disease or condition for which the drug was designated.

For example, AbbVie Inc.’s product Duodopa, approved in the United States under the name Duopa, has received orphan drug designation in the United States for the treatment of “late stage Parkinson’s disease” and “advanced idiopathic Parkinson’s disease with severe motor complications and not responding to oral treatment.” Duopa received marketing authorization as an orphan drug in the United States, thus we may be precluded from receiving marketing approval for ND0680 until the expiration of the orphan drug market exclusivity period, which will occur seven years after Duopa is approved. Although we do not believe that ND0612H will be limited by Duopa’s potential market exclusivity, if the FDA determines that ND0612H is so limited, ND0612H may also be subject to the same marketing preclusion.

In the European Union, Duodopa received marketing authorization via the mutual recognition procedure for “treatment of advanced levodopa-responsive Parkinson’s disease with severe motor fluctuations and hyper-/dyskinesia when available combinations of Parkinson medicinal products have not given satisfactory results.” See “ITEM 3.B Business Overview — Government Regulation — European Union — Marketing authorization.” In May 2001, the EMA granted NeoPharma Production AB orphan drug designation for LD/CD (gastroenteral use) for the treatment of “advanced idiopathic Parkinson’s disease with severe motor fluctuations and not responding to oral treatment.” The sponsorship of this orphan designation was transferred to AbbVie Ltd. in February 2013. As the orphan indication is different from the approved indication for Duodopa, it is possible that AbbVie Ltd. could still seek approval of a product for that orphan indication. If that occurs, and we wish to market a product with the same indication but are unable to show that our product candidates are clinically superior (due to greater efficacy, greater safety or a major contribution to patient care) to the approved orphan drug, we may be precluded from receiving marketing approval for ND0680 for advanced idiopathic Parkinson’s disease with severe motor fluctuations and not responding to oral treatment until the expiration of the orphan drug market exclusivity period, which is at least 10 years after the orphan drug is centrally approved, unless the EMA exercises its discretion to reduce that period to six years on the basis that the product no longer fulfills the orphan criteria when the authorization is renewed after five years.

We may be unsuccessful in utilizing abbreviated regulatory pathways for marketing approval of our product candidates in the United States and Europe.

We are currently pursuing regulatory pathways that would provide accelerated marketing approval for our product candidates in the United States and Europe. On April 10, 2012, we held a pre-Investigational New Drug application, or pre-IND meeting with the United States Food and Drug Administration, or the FDA, Division of Neurology Products, or the DNP. In this meeting, the DNP stated that ND0612L would be eligible for the submission of a 505(b)(2) regulatory pathway application, which allows expedited approval with reduced development, provided we establish a trials framework that would allow a 505(b)(2) submission. On May 22, 2014, the EMA confirmed that our product candidate, ND0612H, was eligible for a European Union marketing authorization application via a centralized procedure, which allows ND0612H to benefit from more streamlined access to the EU market. See “ITEM 3.B Business Overview — Government Regulation.”

Although we believe that we have developed our clinical trials based on a framework that would allow for expedited approval, the FDA, the EMA or other drug regulators in the EU may prohibit us from utilizing expedited regulatory approval pathways or require us to conduct additional, large clinical trials. For example, we expect to seek abbreviated regulatory approval through a European bioequivalence pathway for ND0612H by conducting a bioequivalence clinical trial to compare the pharmacokinetics of the continuous infusion of ND0612H with that of Duodopa; however, the EMA or other national drug regulators in the EU might require that we conduct additional clinical trials. Additionally, based on our ongoing and planned clinical trials, we may alter the concentration of carbidopa in our LC/CD product candidates. If we were to alter the carbidopa concentrations, the completion of our clinical trials may be delayed by up to six months. Any requirement to conduct additional trials or failure to follow an abbreviated regulatory pathway for our product candidates would delay receiving marketing approval for our product candidates and adversely affect our business, prospects, financial condition and results of operations.

If we experience delays in our clinical trials, our costs may increase and our business may be harmed.

We do not know whether clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. Our product development costs will increase if we experience delays in clinical testing. Significant delays could also shorten the patent protection period during which we may have the exclusive right to commercialize our product candidates or could allow our competitors to bring products to the market before we do, impairing our ability to commercialize our product candidates. Events may delay or prevent our ability to complete necessary clinical trials for our product candidates, including:

•	regulators may not authorize us to conduct a clinical trial within a country or at a prospective trial site or may change the design of a study;
•	delays may occur in reaching agreement on acceptable clinical trial terms with regulatory authorities or prospective sites, or obtaining institutional review board, or IRB, approval;
•	delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites;
•	failure of our third-party contractors, such as CROs, to satisfy their contractual duties or meet expected deadlines;
•	our preclinical tests or clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional trials;
•	the number of patients required for our clinical trials may be larger than we anticipate, enrollment in our clinical trials may be slower or more difficult than we expect, or patients may not participate in necessary follow-up visits to obtain required data, any of which would result in significant delays in our clinical testing process;
•	insufficient or inadequate supply or quality of a product candidate or other materials necessary to conduct our clinical trials;
•	our third-party contractors, such as a research institute, manufacturer or supplier, may fail to comply with regulatory requirements or meet their contractual obligations to us;
•	we may be forced to suspend or terminate our clinical trials if the participants are being exposed, or are thought to be exposed, to unacceptable health risks or if any participant experiences an unexpected serious adverse event, or if our product candidates prove to be ineffective;
•	regulators or IRBs may require that we hold, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;
•	undetected or concealed fraudulent activity by a clinical researcher, if discovered, could preclude the submission of clinical data prepared by that researcher, lead to the suspension or substantive scientific review of one or more of our marketing applications by regulatory agencies, and result in the recall of any approved product distributed pursuant to data determined to be fraudulent;
•	the cost of our clinical trials may be greater than we anticipate;
•	an audit of preclinical or clinical studies by regulatory authorities may reveal noncompliance with applicable protocols or regulations, which could lead to disqualification of the results and the need to perform additional studies; and
•	delays may occur in obtaining our clinical materials.

For example, on June 13, 2014, we received a letter from the FDA placing a clinical hold on our Phase IIa study until we provide an extractables and leachables study as well as additional information related to the EU-approved devices used with our product candidates. We intend to submit an amendment to our IND in the first half of 2015 after the completion of the study to address the FDA’s letter. We subsequently conducted the Phase IIa trial submitted with the IND, in Israel only and presented final results in the last quarter of 2014. Our next U.S. trials are planned to commence in the second half of 2015. While we do not expect this to delay our timeline for completion of our clinical trials and although we have not experienced other risks involved with conducting clinical trials, including increased expense and delay, to date, there can be no assurance that we will not experience delays or such risks in the future as we progress with our planned clinical trials. Any delay in receiving regulatory clearance to commence our clinical trials or any suspension of clinical trials may delay possible regulatory approval, if any, and adversely impact our ability to develop products and generate revenue.

Positive results in previous preclinical or clinical trials of our product candidates may not be replicated in future clinical trials of our product candidates, which could result in development delays or a failure to obtain marketing approval.

Positive results in previous preclinical or clinical studies of our product candidates may not be predictive of similar results in future clinical trials. In addition, interim results during a clinical trial do not necessarily predict final results. Interim data are also subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. As a result, preliminary and interim data should be viewed with caution until the final data are available. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. Accordingly, the results from the completed preclinical studies and clinical trials for our product candidates may not be predictive of the results we may obtain in later stage trials. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials.

Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain approval from the FDA, the EMA or other regulatory agencies for their products.

Development and commercialization of our product candidates in the United States and elsewhere requires successful completion of the regulatory approval process, and may suffer delays or fail.

We are required to apply for and receive marketing authorization in a jurisdiction, including the United States and Europe, before we can market our product candidates in such jurisdiction. This process can be time consuming and complicated and may result in unanticipated delays. To secure marketing authorization, an applicant generally is required to submit an application that includes the data supporting preclinical and clinical safety and efficacy as well as detailed information on the manufacture and composition of the product candidate, control of product development, proposed labeling and other additional information. Before marketing authorization is granted, regulatory authorities generally require the inspection of manufacturing facilities and quality systems of our third-party manufacturers at which the product candidate is produced, to assess compliance with strictly enforced current good manufacturing practices, or cGMP, as well as potential audits of the non-clinical and clinical trial sites that generated the data cited in the marketing authorization application.

We cannot predict how long the applicable regulatory authority or agency will take to grant marketing authorization or whether any such authorizations will ultimately be granted. Regulatory agencies, including the FDA and the EMA, have substantial discretion in the approval process, and the approval process and the requirements governing clinical trials vary from country to country. The policies of the FDA, the EMA or other regulatory authorities may change or may not be explicit, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, in the United States, Europe or elsewhere. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

Any delays or failures in obtaining regulatory and marketing approval for our product candidates in the United States, Europe or worldwide would adversely affect our business, prospects, financial condition and results of operations.

We may be unsuccessful in commercializing our products due to unfavorable pricing regulations, third-party coverage and reimbursement policies or healthcare reform initiatives.

If we receive marketing approval for any of our product candidates, we cannot guarantee that we will receive favorable pricing and reimbursement in any jurisdiction. The regulations that govern marketing approvals, pricing and reimbursement for new products vary widely from country to country. In some foreign jurisdictions, including the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these jurisdictions, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product candidate. As a result, we might obtain regulatory approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product and negatively impact the revenue we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in our product candidates, even after obtaining regulatory approval.

The United States and several other jurisdictions are considering, or have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that may affect our ability to sell our product candidates profitably, if approved. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of governments, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect:

•	the market acceptance or demand for our product candidates, if approved;
•	the ability to set a price that we believe is fair for our product candidates, if approved;
•	our ability to generate revenues and achieve or maintain profitability;
•	the level of taxes that we are required to pay; and
•	the availability of capital.

Additionally, we cannot be sure that reimbursement will be available for any of our product candidates that we commercialize in the future and, if reimbursement is available, what the level of reimbursement will be. Reimbursement may affect the demand for, or the price of, any product for which we obtain marketing approval. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize any of our product candidates that we successfully develop. Eligibility for reimbursement does not imply that any product will be paid for in all cases or at a rate that covers our costs. Interim payments for new products, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Payment rates may vary according to the use of the product and the clinical setting in which the product is used, may be based on payments allowed for lower cost products that are already reimbursed and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of products from countries where they may be sold at lower prices than in certain other countries, such as the United States. In the United States, third-party payors often rely upon other payors, such as Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any of our product candidates could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

The commercial success of our product candidates will depend upon their degree of market acceptance.

Even if we obtain marketing authorization for a product candidate, it may not gain market acceptance by physicians and their teams, healthcare payors and others in the medical community. Each of our product candidates is being developed to treat diseases for which there are established standards of care. For example, the “gold standard” of care for Parkinson’s disease for the past 30 years has been oral administration of the drugs levodopa and carbidopa, or LD/CD, and physicians and patients have grown accustomed to such treatment. Although many physicians throughout the United States, Europe and other international markets may use our product candidates as part of our clinical trials, we cannot guarantee that use of our product candidates will be accepted in the market. If our product candidates do not achieve an adequate level of acceptance, we may not generate revenue and we may not achieve or sustain profitability. The degree of market acceptance of our product candidates in a jurisdiction in which we receive marketing approval will depend on a number of factors, some of which are beyond our control, including:

•	the willingness of physicians to administer our products and their acceptance as part of the medical department routine;
•	compliance by patients with treatment protocols;
•	relative ease and convenience of administration;
•	tolerance of the drugs by patients, including prevalence and severity of side effects;
•	obtaining third-party coverage or reimbursement for our products;
•	the ability to offer our product candidates for sale at an attractive value;
•	the efficacy and potential advantages of our product candidates relative to the current standard of care; and
•	the efficacy, potential advantages and timing of introduction to the market of alternative treatments.

Failure to achieve market acceptance for our product candidates, if and when they are approved for commercial sale, will have a material adverse effect on our business, financial condition and results of operations.

We face competition from the existing standard of care and potential changes in medical practice and technology. In addition, our competitors may develop products, treatments or procedures that are similar, more advanced, safer or more effective than ours.

The medical, biotechnology and pharmaceutical industries are intensely competitive and subject to significant technological and practice changes. We expect to face competition from many different sources with respect to our product candidates or any product candidates that we may seek to develop or commercialize in the future. Possible competitors may be pharmaceutical companies, academic and medical institutions, governmental agencies and public and private research institutions, among others. Should any competitor’s product candidates receive regulatory or marketing approval prior to ours, they may establish a strong market position and be difficult to displace, or will diminish the need for our products.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products, treatments or procedures that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any product that we may develop. Specifically, we may compete with companies that attempt to decrease the sharp fluctuations and improve the bioavailability and half-life associated with orally administered LD/CD, such as Impax Laboratories Inc., XenoPort, Inc., Intec Pharma Ltd. and Depomed, Inc., which have developed or are developing oral LD/CD drugs that include a controlled release or gastric retention attribute in order to decrease the gastronomical tract’s impact on the concentration of levodopa. Similarly, Synagile Corporation is seeking to develop an ester form of levodopa for continuous subcutaneous administration. If such products are approved and successfully improve the bioavailability of LD/CD or an alternative drug, the demand for our Parkinson’s disease product candidates may be significantly reduced.

Companies may also develop products that address other aspects of Parkinson’s disease, such as Civitas Therapeutics, Inc., which is developing a levodopa product to address “off” episodes commonly associated with levodopa therapy, or Cynapsus Therapeutics, Inc., which is also developing an apomorphine product to address “off” episodes. While such products would not directly compete with our Parkinson’s disease product candidates, as they address specific effects of Parkinson’s disease, such treatment may reduce the demand for our Parkinson’s disease product candidates.

Moreover, if one of our Parkinson’s disease product candidates obtains approval in the future, we believe that we would compete with existing drug treatments of Parkinson’s disease, including the “gold standard” of treatment for the past 30 years, oral administration of LD/CD. We may also directly compete with traditional surgery such as deep brain stimulation, or DBS, and AbbVie Inc.’s product, Duodopa, a LD/CD drug in a gel form administered directly into the duodenum via a surgically inserted tube, is approved in several jurisdictions including the United States, Europe, Canada and Australia.

In addition, if approved, our apomorphine-based product candidate, ND0701, would directly compete with other non-LD/CD treatments. For example, in Europe, Britannia Pharmaceuticals Limited (part of the STADA Arzneimittel AG group of companies) currently markets a Parkinson’s disease therapy called Apo-Go that administers apomorphine via a belt pump.

Similarly, if ND0801 obtains approval in the future, we would compete with currently existing products. For example, we are aware that a number of existing treatments for ADD/ADHD are currently on the market and are marketed by pharmaceutical companies that may be far larger and more experienced than us. Current competitor drugs to ND0801 include stimulants such as Ritalin and Adderall, as well as the non-stimulant drugs Strattera, Intuniv and Kapvay. We recognize that patients and doctors are often unwilling to change medications, and this factor may make it difficult for ND0801 to penetrate the market, even if it receives FDA approval.

Many of our current or future competitors may have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we may have. Mergers and acquisitions in the pharmaceutical and biotechnology industries markets may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These companies compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

We rely on third-party manufacturers to supply the drug substances and the medical devices necessary for administration of our product candidates. We do not have long-term contracts with most of such manufacturers or suppliers.

We depend on third-party manufacturers for the supply of the drug products and associated medical devices of our product candidates for use in our clinical trials. Any problems we experience with any such third parties could delay the manufacturing of our product candidates, which could harm our results of operations.

In February 2015, we entered into a long-term manufacturing contract with a reputable U.S. cGMP drug product manufacturer for the reformulated LD/CD drug product used in our LD/CD product candidates. We expect these drug products to be sufficient to support our clinical studies through commercialization of ND0612H and ND0612L. In parallel, we are evaluating European manufactures as alternative suppliers for the LD/CD drug product.

We also engage third-party developers and manufacturers to design, manufacture and supply us with the medical devices for the administration of our Parkinson’s disease product candidates, including the patch-pump that is intended to be the delivery device for certain of our formulations. We currently receive the majority of our medical devices from an Italian manufacturer, on a purchase order basis. While we have not entered into supply agreements with any of these medical device suppliers, we are in discussions with medical device suppliers to establish long-term supply agreements.

As we do not have agreements in place that guarantee the supply or the price of the medical devices necessary to produce our product candidates, any significant delay in the acquisition or decrease in the availability of such materials could considerably delay the manufacturing of our product candidates, which could adversely impact the timing of any planned trials or the regulatory approval of that product candidate. If we are unable to arrange for alternative third-party sources, or to do so on commercially reasonable terms or in a timely manner, we may be delayed in the development of our product candidates.

Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured product candidates or products ourselves, including reliance on the third party for regulatory compliance and quality assurance, the possibility of breach of the agreement by the third party because of factors beyond our control (including a failure to manufacture our product candidates or any products we may eventually commercialize in accordance with our specifications) and the possibility of termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or damaging to us. We may therefore be subject to unexpected increases in the cost of devices, which may far exceed the cost of producing drug substances and require increased capital expenditures.

We are subject to a number of manufacturing risks, any of which could substantially increase our costs and limit supply of our products.

If our offices, which house all of our research and development facilities, or any facility of our third-party drug and device manufacturers or suppliers were to suffer an accident or a force majeure event such as war, missile or terrorist attack, earthquake, major fire or explosion, major equipment failure or power failure lasting beyond the capabilities of its backup generators or similar event, we could be materially adversely affected and any of our clinical trials could be materially delayed. Such an extended shut down may force us to procure a new research and development facility or another manufacturer or supplier, which could be time-consuming. During this period, we may be unable to receive our product candidates.

The process of manufacturing the active drug in our product candidates and related medical devices is complex, highly regulated and subject to the risk of product loss due to contamination, equipment failure or improper installation or operation of equipment, or vendor or operator error. Even minor deviations from normal manufacturing processes or quality requirements for our product candidates could result in reduced production yields, product defects and other supply disruptions. If microbial, viral, or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are or will be made, such manufacturing facilities may need to be closed to investigate and remedy the contamination. Any adverse developments affecting manufacturing operations for our product candidates may result in shipment delays, inventory shortages, lot failures, withdrawals or recalls, or other interruptions in the supply of our product candidates. We may also have to take inventory write-offs and incur other charges and expenses for our product candidates that fail to meet specifications, undertake costly remediation efforts, or seek more costly manufacturing alternatives.

The ability of our third-party manufacturers to continue manufacturing and supplying our product candidates depends on their continued adherence to current good manufacturing practices regulations.

The manufacturing processes for our product candidates are governed by detailed cGMP regulations. Failure by third-party manufacturers and quality operations units to adhere to established regulations or to meet a specification or procedure set forth in cGMP requirements could require that a product or material be rejected and destroyed. Adherence to cGMP regulations and the effectiveness of our quality control systems are periodically assessed through inspections of manufacturing facilities by regulatory authorities. Such inspections could result in deficiency citations, which would require action to correct those deficiencies to the satisfaction of the applicable regulatory authorities. If critical deficiencies are noted or if recurrences are not prevented, we may have to recall products or suspend operations until appropriate measures are implemented. Since cGMP reflects ever-evolving standards, manufacturing processes and procedures must be regularly updated to comply with cGMP. These changes may cause us to incur additional costs and may adversely impact our results of operations. For example, more sensitive testing assays (if and when they become available) may be required or existing procedures or processes may require revalidation, all of which may be costly and time-consuming and could delay or prevent the manufacturing of our product candidates or launch of a new product.

If we change the manufacturers of our product candidates, we may be required to conduct comparability studies evaluating the manufacturing processes of the product candidates.

The FDA and other regulatory agencies maintain strict requirements governing the manufacturing process for medical devices, such as the pumps used in our product candidates. For example, when a manufacturer seeks to modify or change that process, the FDA typically requires the applicant to conduct non-clinical and, depending on the magnitude of the changes, potentially clinical comparability studies that evaluate the potential differences in the product candidates resulting from the change in the manufacturing process. If we were to change manufacturers of our drug substances or our devices during or after the clinical trials and regulatory approval process for ND0612L or any of our other product candidates, we will be required to conduct comparability studies assessing product candidates manufactured at the new manufacturing facility. Delays in designing and completing a comparability study to the satisfaction of the FDA or other regulatory agencies could delay or preclude our development plans and, thereby, delay our ability to receive marketing approval or limit our revenue and growth, once approved. In addition, in the event that the FDA or other regulatory agencies do not accept non-clinical comparability data, we may need to conduct a study involving dosing of patients comparing the two products. That study may result in a delay of the approval or launch of any of our product candidates.

We rely on third parties to conduct our preclinical and clinical trials. The failure of these third parties to successfully carry out their contractual duties or meet expected deadlines, could substantially harm our business because we may not obtain regulatory approval for or commercialize our product candidates in a timely manner or at all.

We rely upon third-party CROs to conduct, monitor and manage data for our current and future preclinical and clinical programs. We expect to continue to rely on these parties for execution of our preclinical and clinical trials, and we control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with current Good Clinical Practices, or GCP, which are regulations and guidelines enforced by the FDA, the EMA and comparable foreign regulatory authorities for all of our products in clinical development. Regulatory authorities enforce these GCP through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs fail to comply with applicable GCP, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP requirements. In addition, we must conduct our clinical trials with products produced under cGMP requirements. Failure to comply with these regulations may require us to repeat preclinical and clinical trials, which would delay the regulatory approval process.

Our CROs are not our employees, and except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our ongoing clinical, nonclinical and preclinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed. To the extent we are unable to successfully identify and manage the performance of third-party service providers in the future, our business may be adversely affected.

We currently have limited sales and marketing staff and no product distribution network. If we are unable to develop sales and marketing infrastructure, we will not be successful in commercializing our products.

We do not currently have a sales or marketing infrastructure and do not have experience in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for our product candidates in the United States, the European Union and other jurisdictions, we may enter sales, marketing and distribution agreements with third parties in respect of the commercialization of our product candidates in such jurisdictions. Entering into arrangements with third parties to perform these services may result in lower product revenues and profitability, if any, than if we were to market, sell and distribute our product candidates ourselves. In addition, we may not be successful in entering into arrangements with third parties in the future to sell, market and distribute our product candidates or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively.

Risks Related to Government Regulation and Other Legal Compliance Matters

Even if our product candidates receive regulatory approval, they may still face future development and regulatory difficulties.

Any regulatory approval that we receive may also contain requirements for potentially costly post-marketing testing, including Phase IV clinical trials, and surveillance to monitor the safety and efficacy of the approved product. Once a product is approved, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. For any clinical trials that we conduct post-approval, these requirements include submission of safety and other post-marketing information and reports, registration and continued compliance with cGMP. Although the manufacturing facilities of the third parties from whom we order are cGMP-certified, they may face difficulties in maintaining regulatory approval for the manufacturing and quality control process of our product candidates.

We may not benefit from the regulatory data protection and/or market exclusivity period afforded to our underlying drug substances in the European Union.

There is no formal “grant” of regulatory data exclusivity under EU law. The rules are complex and are constantly evolving. For example, the issue of regulatory data protection and market exclusivity for combination products is the subject of litigation involving Teva Pharmaceutical Industries Ltd., or Teva, before the Court of Justice of the European Union, or CJEU. The outcome of this case or other cases or changes in policy may impact the regulatory data exclusivity period of combination drugs that rely on the standard “8+2(+1)” marketing and regulatory data exclusivity protection of their underlying components under EU law. The standard “8+2(+1)” exclusivity protection provides that data exclusivity applies during the first eight years from the grant of the innovator company’s marketing authorization. After the eight years have expired, a generic company can make use of the preclinical and clinical trial data of the originator in its regulatory applications but still cannot market its product until the end of 10 years. Additional market exclusivity of one further year can be obtained if during the first eight of those 10 years, the marketing approval holder obtains approval for one or more new therapeutic indications which, during the scientific evaluation prior to their approval, are determined to bring a significant clinical benefit in comparison with existing therapies. Our product candidates may be negatively impacted by a decision of the CJEU or a change in policy that precludes combination drugs from benefitting from such a period of market and/or regulatory data exclusivity beyond that of their component parts.

Products developed and approved based on a complete, free-standing marketing authorization dossier may benefit from the standard “8+2(+1)” period of regulatory data exclusivity protection notwithstanding that products containing the same active substances have existed in the European Union for some time. Even where products benefit from regulatory data exclusivity, however, the exclusivity will only attach to the novel data that the company generates. For example, one possible regulatory route in the European Union is to compile a complete “mixed data” application dossier comprising a mixture of the company’s own data and data compiled from peer-reviewed literature. The company may benefit from exclusivity in respect of the dossier it submits, but it may be relatively easy for a competitor to repeat the study or studies that the company has done and compile the same additional data from peer-reviewed literature, as well.

Approvals based on a hybrid generic application (e.g., using an oral or gastrointestinal LD/CD product as the reference, supplemented by bridging data for subcutaneous or transdermal administration) are currently not valid reference products for the purpose of generic applications. However, potential generic competitors could seek to rely on data for the LD/CD reference product, supplemented with their own bridging data for subcutaneous or transdermal administration.

The medical devices associated with our product candidates are subject to extensive governmental regulation, and failure to comply with applicable requirements could cause delay or prevent approval of our product candidates.

The medical device industry is regulated extensively by governmental authorities. The regulations are complex and are subject to rapid change and varying interpretations. Regulatory restrictions or changes could limit our ability to carry on or expand our operations or result in higher than anticipated costs or lower than anticipated sales. We intend to submit an NDA for the administration of our product candidate ND0612H for use with the CRONO Twin ND device, and of our product candidates ND0612L, ND0680 and ND0701 for use with the CRONO ND device, both of which will undergo a drug-device combination approval process. While such clearance is not required in order for us to receive marketing authorization for our product candidates, any delay in such process may delay the approval process for our product candidates.

Additionally, the FDA and other regulatory authorities have broad enforcement powers. Regulatory enforcement or inquiries, or other increased scrutiny on us, could dissuade some customers from using our products and adversely affect our reputation and the perceived safety and efficacy of our products and the devices we use to administer them.

Regulatory approval for our product candidates would be limited to specific indications and conditions for which clinical safety and efficacy have been demonstrated, and the prescription or promotion of off-label uses could adversely affect our business.

Any regulatory approval of our product candidates would be limited to those specific indications for which such product candidates had been deemed safe and effective by the FDA, the EMA or other regulatory authority. Additionally, labeling restrictions may also limit the manner in which a product is approved to be used. It is not, however, unusual for physicians to prescribe medication or use medical devices for unapproved, or “off-label,” uses or in a manner that is inconsistent with the manufacturer’s labeling. To the extent such off-label uses are pervasive and produce results such as reduced efficacy or other adverse effects, the reputation of our products in the marketplace may suffer. In addition, should any of our future products have a significant price difference and if they are used interchangeably, off-label uses may cause a decline in our revenues or potential revenues.

Furthermore, while physicians may choose to prescribe treatments for uses that are not described in the products’ labeling and for uses that differ from those approved by regulatory authorities, our ability to promote the products is limited to those indications that are specifically approved by the FDA, the EMA or other regulatory authorities. Although regulatory authorities generally do not regulate the behavior of physicians, they do restrict communications by companies on the subject of off-label use. If our promotional activities fail to comply with these regulations or guidelines, we may be subject to warnings from, or enforcement action by, these authorities. In the United States, “off-label promotion” by pharmaceutical companies has resulted in significant litigation under the federal False Claims Act, violations of which may result in substantial civil penalties and fines. More generally, failure to follow the rules and guidelines of regulatory agencies relating to promotion and advertising, such that promotional materials are not false or misleading, can result in refusal to approve a product, the suspension or withdrawal of an approved product from the market, product recalls, fines, disgorgement of money, operating restrictions, injunctions or criminal prosecution.

Certain of our business practices could become subject to scrutiny by regulatory authorities, as well as to lawsuits brought by private citizens.

The laws governing our conduct in the United States are enforceable by criminal, civil and administrative penalties. Violations of laws such as the Federal Food, Drug and Cosmetic Act, or the FDCA, the Public Health Service Act, the federal False Claims Act, provisions of the U.S. Social Security Act, including the provision known as the “Anti-Kickback Law,” or any regulations promulgated under their authority, may result in various administrative, civil and criminal sanctions, jail sentences, fines or exclusion from federal and state programs, as may be determined by Medicare, Medicaid, other regulatory authorities and the courts. There can be no assurance that our activities will not come under the scrutiny of regulators and other government authorities or that our practices will not be found to violate applicable laws, rules and regulations or prompt lawsuits by private citizen “relators” under federal or state false claims laws.

For example, under the Anti-Kickback Law, and similar state laws and regulations, even common business arrangements, such as discounted terms and volume incentives for customers in a position to recommend or choose drugs and devices for patients, such as physicians and hospitals, can result in substantial legal penalties, including, among others, exclusion from Medicare and Medicaid programs. As a result, arrangements with potential referral sources must be structured with care to comply with applicable requirements. Also, certain business practices, such as payment of consulting fees to healthcare providers, sponsorship of educational or research grants, charitable donations, interactions with healthcare providers and financial support for continuing medical education programs, must be conducted within narrowly prescribed and controlled limits to avoid any possibility of wrongfully influencing healthcare providers to prescribe or purchase particular products or of rewarding past prescribing.

In addition, significant enforcement activity has taken place under federal and state false claims act statutes and violations of the federal False Claims Act can result in treble damages, and penalties of up to $11,000 for each false claim submitted for payment. The federal False Claims Act, as well as certain state false claims acts, permit relators to file complaints in the name of the United States (and if applicable, particular states). These relators may be entitled to receive up to 30% of total recoveries and have been active in pursuing cases against pharmaceutical companies. Where practices have been found to involve improper incentives to use products, the submission of false claims, or other improper conduct, government investigations and assessments of penalties against manufacturers have resulted in substantial damages and fines. In addition, to avoid exclusion from participation in federal healthcare programs, many manufacturers have been required to enter into Corporate Integrity Agreements that prescribe allowable corporate conduct. Failure to satisfy requirements under the FDCA can also result in a variety of administrative, civil and criminal penalties, including injunctions or consent decrees that prescribe allowable corporate conduct.

To enhance compliance with applicable healthcare laws, and mitigate potential liability in the event of noncompliance, regulatory authorities, such as the Office of Inspector General of the U.S. Department of Health and Human Services, or OIG, have recommended the adoption and implementation of a comprehensive health care compliance program that generally contains the elements of an effective compliance and ethics program described in Section 8B2.1 of the U.S. Sentencing Commission Guidelines Manual. Increasing numbers of U.S.-based pharmaceutical companies have such programs. As our product candidates are not yet approved for marketing in the United States, we have not adopted U.S. healthcare compliance and ethics programs that generally incorporate the OIG’s recommendations, but even if we do, having such a program can be no assurance that we will avoid any compliance issues.

In addition, we are subject to analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances. Many of these laws differ from each other in significant ways and often are not preempted by the U.S. Health Insurance Portability and Accountability Act of 1996 thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, including, damages, fines, imprisonment, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations, which could have a material adverse effect on our business. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, it may be subject to criminal, civil or administrative sanctions, including exclusions from participation in government healthcare programs, which could also materially affect our business.

As a public company with securities registered under the Exchange Act, we are subject to the U.S. Foreign Corrupt Practices Act, or FCPA. The FCPA and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. We intend to implement policies mandating compliance with these anti-bribery laws. However, we may operate in parts of the world that have experienced governmental corruption to some degree and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices or may require us to interact with doctors and hospitals, some of which may be state-controlled, in a manner that is different than in the United States. Our internal control policies and procedures may not be sufficient to effectively protect us against reckless or criminal acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations and cash flows.

We could be subject to product liability lawsuits, which could result in costly and time-consuming litigation and significant liabilities.

The development of pharmaceutical products involves an inherent risk of product liability claims and associated adverse publicity. Our product candidates may be found to be harmful or to contain harmful substances. This exposes us to substantial risk of litigation and liability or may force us to discontinue production of certain product candidates. Although we usually obtain approximately $3.0 million in clinical trial liability insurance per clinical trial, this coverage may not adequately cover all liabilities that we may incur. Such insurance is costly and often limited in scope. There can be no assurance that we will be able to obtain or maintain insurance on reasonable terms or to otherwise protect ourselves against potential product liability claims that could impede or prevent commercialization of our product candidates. Furthermore, a product liability claim could damage our reputation, whether or not such claims are covered by insurance or are with or without merit. A product liability claim against us or the withdrawal of a product from the market could have a material adverse effect on our business or financial condition. Additionally, product liability lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management’s time and attention, which could seriously harm our business.

We are subject to extensive environmental, health and safety, and other laws and regulations.

Our business involves the controlled use of chemicals. The risk of accidental contamination or injury from these materials cannot be eliminated. If an accident, spill or release of any such chemicals or substances occurs, we could be held liable for resulting damages, including for investigation, remediation and monitoring of the contamination, including natural resource damages, the costs of which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures. Although we maintain workers’ compensation insurance to cover the costs and expenses that may be incurred because of injuries to our employees resulting from the use of these materials, this insurance may not provide adequate coverage against potential liabilities. Additional or more stringent laws and regulations affecting our operations may be adopted in the future. We may incur substantial capital costs and operating expenses and may be required to obtain consents to comply with any of these or certain other laws or regulations and the terms and conditions of any permits required pursuant to such laws and regulations, including costs to install new or updated pollution control equipment, modify our operations or perform other corrective actions at our respective facilities. In addition, fines and penalties may be imposed for noncompliance with environmental, health and safety and other laws and regulations or for the failure to have, or comply with the terms and conditions of, required environmental or other permits or consents.

Risks Related to Our Intellectual Property

Our success depends in part on our ability to obtain and maintain protection for the intellectual property relating to or incorporated into our technology and products.

Our commercial success depends in part on our ability to obtain and maintain patent protection and trade secret protection for our intellectual property and proprietary technologies, our products and their uses, as well as our ability to operate without infringing upon the proprietary rights of others. We rely on a combination of patent, trademark and trade secret laws, non-disclosure and confidentiality agreements, licenses, assignments of invention agreements and other restrictions on disclosure and use to protect our intellectual property rights.

However, any party with whom we have executed such an agreement may breach that agreement and disclose our proprietary information and we may not be able to obtain adequate remedies for such breaches. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and financial condition.

We have currently been granted nine patents and nine allowed applications, including in Australia, Japan, Mexico, New Zealand, South Africa and the United States, and have over 50 pending patent applications worldwide, including seven national phase international applications filed under the Patent Cooperation Treaty, or PCT. However, there can be no assurance that patent applications relating to our product candidates, processes or technologies will result in patents being issued, or that any patents that have been issued will be adequate to protect our intellectual property or that we will enjoy patent protection for any significant period of time. Additionally, any issued patents may be challenged by third parties, and patents that we hold may be found by a judicial authority to be invalid or unenforceable. Other parties may independently develop similar or competing technology or design around any patents that may be issued to or held by us. Our current patents will expire or they may otherwise cease to provide meaningful competitive advantage, and we may be unable to adequately develop new technologies and obtain future patent protection to preserve our competitive advantage or avoid adverse effects on our business.

Patents that claim specific molecules or active ingredients are generally considered to be the strongest form of intellectual property protection. However, as our product candidates are formulations based on existing drugs, those types of claims are limited for our products. Instead, our main patents and patent applications underlying our product candidates cover specific compositions and methods of use of the active drug substance in ND0612H, ND0612L, ND0701, ND680 and ND0801. If our patents or pending applications in various jurisdictions were subject to a successful challenge or failed to issue, or if our competitors were able to design around the claims of our issued patents, our business and competitive advantage could be significantly affected.

In addition, we may fail to apply for or be unable to obtain patents necessary to protect our technology or products or enforce our patents due to lack of information about the exact use of our process by third parties. Even if patents are issued to us, they may be challenged, narrowed, invalidated, held to be unenforceable or circumvented, which could limit our ability to prevent competitors from using similar technology or marketing similar products, or limit the length of time our technologies and products have patent protection.

Unauthorized use of our intellectual property may have occurred or may occur in the future. Any reported adverse events involving counterfeit products that purport to be our products could harm our reputation and the sale of our products. Moreover, if we are required to commence litigation related to unauthorized use, whether as a plaintiff or defendant, such litigation would be time-consuming, force us to incur significant costs and divert our attention and the efforts of our management and other employees, which could, in turn, result in lower revenue and higher expenses. Lawsuits may ultimately be unsuccessful and may also subject us to counterclaims and cause our intellectual property rights to be challenged, narrowed, invalidated or held to be unenforceable. Any failure to identify unauthorized use of, and otherwise adequately protect, our intellectual property could adversely affect our business, including by reducing the demand for our products.

Our material patents also may not afford us adequate protection against competitors with similar technology.

Patent applications in the United States and many other jurisdictions are typically not published until 18 months after their filing, if at all, and because publications of discoveries in scientific literature often lag behind actual discoveries, neither we nor our licensors can be certain that we or they were the first to make the inventions claimed in our or their issued patents or pending patent applications, or that we or they were the first to file for protection of the inventions set forth in such patent applications. As a result, our patents may be invalidated in the future, and our patent applications may not be granted. For example, if a third party has also filed a patent application covering an invention similar to one covered in one of our patent applications, we may be required to participate in an adversarial proceeding known as an “interference proceeding,” declared by the U.S. Patent and Trademark Office, or the USPTO, or its foreign counterparts, to determine priority of invention. The costs of these proceedings could be substantial and our efforts in them could be unsuccessful, resulting in a loss of our anticipated patent position. In addition, if a third party prevails in such a proceeding and obtains an issued patent, we may be prevented from practicing technology or marketing products covered by that patent without obtaining a license from such third party, which we may not be able to obtain on commercially reasonable terms. Additionally, patents and patent applications owned by third parties may prevent us from pursuing certain opportunities such as entering into specific markets or developing certain products. Finally, we may choose to enter into markets where certain competitors have patents or patent protection over technology that may impede our ability to compete effectively.

Absent patent-term extensions, our existing patents for our product candidates will expire between 2028 and 2031. However, because of the extensive time required for development, testing and regulatory review of a potential product, and although such delays may entitle patent term extensions, it is possible that, before our product candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercial launch, thereby reducing any advantages of the patent. Our pending and future patent applications may not lead to the issuance of patents or, if issued, the patents may not be issued in a form that will provide us with any competitive advantage. We also cannot guarantee that:

•	any of our present or future patents or patent claims or other intellectual property rights will not lapse or be invalidated, circumvented, challenged or abandoned;
•	our intellectual property rights will provide competitive advantages or prevent competitors from making or selling competing products;
•	our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties;
•	any of our pending or future patent applications will be issued or have the coverage originally sought;

•	our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak; or
•	we will not lose the ability to assert our intellectual property rights against, or to license our technology to, others and collect royalties or other payments.

Effective protection of our intellectual property rights may be unavailable or limited in some countries.

The patent landscape in the pharmaceutical and biotechnology fields is highly uncertain and involves complex legal, factual and scientific questions, and changes in either patent laws or in the interpretation of patent laws in the United States and other countries may diminish the value and strength of our intellectual property or narrow the scope of our patent protection. Effective protection of our intellectual property rights may also be unavailable or limited in some countries, and even if available, we may fail to pursue or obtain necessary intellectual property protection in such countries because filing, prosecuting, maintaining and defending patents on product candidates in all countries throughout the world would be prohibitively expensive. In addition, the legal systems of certain countries, particularly of certain developing countries, do not favor the aggressive enforcement of patents and other intellectual property rights, and the laws of foreign countries do not protect our rights to the same extent as the laws of the United States. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products, and we may be unable to prevent those competitors from importing those infringing products into territories where we have patent protection but enforcement is not as strong as in the United States or into jurisdictions in which we do not have patent protection. These products may compete with our product candidates and our patents and other intellectual property rights may not be effective or sufficient to prevent them from competing in those jurisdictions. Moreover, competitors or others in the chain of commerce may raise legal challenges against our intellectual property rights or may infringe upon our intellectual property rights, including through means that may be difficult to prevent or detect.

Proceedings to enforce our patent rights in the United States or foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert patent infringement or other claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license from third parties.

In addition to patents, we rely on our unpatented proprietary technology, trade secrets, processes and know-how.

We rely on proprietary information (such as trade secrets, know-how and confidential information) to protect intellectual property that may not be patentable, or that we believe is best protected by means that do not require public disclosure. We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, contractors, scientific advisors and third parties. However, we may fail to enter into the necessary agreements, and even if entered into, these agreements may be breached or otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our suppliers, manufacturers and service providers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors, scientific advisors and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our and relevant third parties’ proprietary rights, failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position and if third parties are able to establish that we are using their proprietary information without their permission, we may be required to obtain a license to that information, or if such a license is not available, re-design our products to avoid any such unauthorized use or temporarily delay or permanently stop manufacturing or sales of the affected products. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets.

We also rely on physical and electronic security measures to protect our proprietary information, but we cannot provide assurance that these security measures will not be breached or provide adequate protection for our property. There is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. We may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce our intellectual property rights.

Some of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including potential competitors. While we take steps to prevent our employees from using the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have inadvertently or otherwise used or disclosed intellectual property, trade secrets or other proprietary information of any such employee’s former employer. Litigation may be necessary to defend against these claims and, even if we are successful in defending ourselves, could result in substantial costs to us or be distracting to our management. If we fail to defend any such claims successfully, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel.

We are in the process of registering our trademarks. Failure to secure those registrations could adversely affect our business.

We are in the process of obtaining trademark registrations, including for the trademark “NeuroDerm,” in certain jurisdictions that we consider material to the marketing of our product candidates. While we intend for our applications to mature into registrations, we cannot be certain that we will obtain such registrations or that the permissible use of those marks will not be limited in scope. For example, the USPTO has recently informed us that a third party has a prior trademark registration for “neuroderm” classified in the same class of goods as our product candidates. While we believe that our product candidates under this trademark are different from the products of such third party and unlikely to cause any confusion, we cannot guarantee the USPTO will withdraw the citation of such prior trademark. Consequently, we might not be able to secure trademark registration for “NeuroDerm” in the United States. In addition, in the USPTO or its foreign counterparts, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we do not secure registrations for each of our trademarks, we may not be able to use such trademarks in conducting our business (including forfeiting any goodwill we have built-up related to such trademarks), and if we are able to use them, then we may encounter more difficulty in enforcing them against third parties than we otherwise would, each of which could adversely affect our business.

We may be subject to claims that we infringe, misappropriate or otherwise violate the intellectual property rights of third parties.

Our development, manufacturing, marketing or sale of our product candidates may infringe or be accused of infringing one or more claims of an issued patent or may fall within the scope of one or more claims in a published patent application that may be subsequently issued and to which we do not hold a license or other rights. Our product candidates are reformulated versions of existing approved drugs, and we may be subject to claims that such reformulations, our proposed uses or label claims, violate the intellectual property rights of others relating to the underlying drugs. In such case, we may not be able to design around such third party intellectual property rights or obtain licenses to use such intellectual property on acceptable terms, or at all, especially if our reformulated version is perceived to be a competitive threat to the pre-existing product. We may also be subject to claims that we are infringing, misappropriating or otherwise violating other intellectual property rights, such as trademarks, copyrights or trade secrets. Third parties could therefore bring claims against us or our third-party manufacturers or partners that would cause us to incur substantial expenses, including litigation costs or costs associated with settlement, and, if successful against us, could cause us to pay substantial damages. Further, if such a claim were brought against us, we could be forced to temporarily delay or permanently stop manufacturing or sales of our product candidates that is the subject of the suit.

If we are found to be infringing, misappropriating or otherwise violating the patent or other intellectual property rights of a third party, or in order to avoid or settle claims, we may choose or be required to seek a license from a third party and be required to pay license fees or royalties or both, which could be substantial. These licenses may not be available on terms acceptable to us, or at all. Even if we were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened claims, we or our partners are unable to enter into licenses on acceptable terms. If we cannot operate without infringing on the proprietary rights of others, we will not earn revenues on our product candidates and our business would be materially adversely affected.

There have been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. In addition, to the extent that we gain greater visibility and market exposure as a public company in the United States, we face a greater risk of being involved in such litigation. In addition to infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference, opposition, re-examination and similar proceedings, such as the America Invents Act post grant proceedings, before the USPTO and its foreign counterparts, regarding intellectual property rights with respect to our product candidates. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. A negative outcome could result in liability for monetary damages, including treble damages and attorneys’ fees if, for example, we are found to have willfully infringed a patent. A finding of infringement could prevent us or our collaborators from developing, marketing or selling a product or force us to cease some or all of our business operations. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace, and patent litigation and other proceedings may also absorb significant management time.

Risks Related to Our Management and Employees

We depend on our executive officers to operate our business effectively, and we must attract and retain highly skilled employees in order to succeed.

Our success depends upon the continued service and performance of our executive officers who are essential to our growth and development. The loss of one or more of our executive officers could delay or prevent the continued successful implementation of our growth strategy, could affect our ability to manage our company effectively and to carry out our business plan, or could otherwise be detrimental to us. As of December 31, 2014, we employed 21 people and knowledge of our product candidates and clinical trials is concentrated among a small number of individuals. Members of our executive team as well as key clinical, scientific and technical personnel may resign at any time and there can be no assurance that we will be able to continue to retain such personnel. If we cannot recruit suitable replacements in a timely manner, our business will be adversely impacted.

Our growth and continued success will also depend on our ability to attract and retain additional highly qualified and skilled research and development, operational, managerial and finance personnel. However, we face significant competition for experienced personnel in the pharmaceutical field. Many of the other pharmaceutical companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to quality candidates than what we have to offer. If we cannot retain our existing skilled scientific and operational personnel and attract and retain sufficiently-skilled additional scientific and operational personnel, as required, for our research and development and manufacturing operations on acceptable terms, we may not be able to continue to develop and commercialize our existing product candidates or new products. Further, any failure to effectively integrate new personnel could prevent us from successfully growing our company.

Under applicable employment laws, we may not be able to enforce covenants not to compete.

We generally enter into non-competition agreements with our employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees or consultants developed while working for us. For example, Israeli labor courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the protection of a company’s trade secrets or other intellectual property.

If we fail to manage our growth effectively, our business could be disrupted.

Our future financial performance and ability to successfully commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. We have made and expect to continue to make significant investments to enable our future growth through, among other things, new product development and clinical trials for new indications. We may acquire or make investments in businesses, technologies or products, whether complementary or otherwise, as a means to expand our business, if appropriate opportunities arise. We cannot give assurances that we will be able to identify future suitable acquisition or investment candidates, or, if we do identify suitable candidates, that we will be able to make the acquisitions or investments on reasonable terms or at all. In addition, we have no prior experience in integrating acquisitions and we could experience difficulties incorporating an acquired company’s personnel, operations, technology or product offerings into our own or in retaining and motivating key personnel from these businesses. We may also incur unanticipated liabilities. The financing of any such acquisition or investment, or of a significant general expansion of our business, may not be readily available on favorable terms. Any significant acquisition or investment, or major expansion of our business, may require us to explore external financing sources, such as an offering of our equity or debt securities. We cannot be certain that these financing sources will be available to us or that we will be able to negotiate commercially reasonable terms for any such financing, or that our actual cash requirements for an acquisition, investment or expansion will not be greater than anticipated. In addition, any indebtedness that we may incur in such a financing may inhibit our operational freedom, while any equity securities that we may issue in connection with such a financing would dilute our shareholders.

We must also be prepared to expand our work force and train, motivate and manage additional employees as the need for additional personnel arises. Even following expansion, our facilities, personnel, systems, procedures and controls may not be adequate to support our future operations, or we may expand, but then fail to grow our sales of our product candidates sufficiently to support such operational growth. Any failure to manage future growth effectively could have a material adverse effect on our business and results of operations.

Our results of operations may be adversely affected by fluctuations in currency exchange rates and we may not adequately hedge against them.

Our functional currency is the NIS but our presentation currency is the U.S. dollar. A significant portion of our operating expenses are incurred in NIS, and only a relatively small portion of our expenses are denominated in U.S. dollars, accounting for 14.0%, 6.0% and 16.0% of our expenses in the years ended December 31, 2012, 2013 and 2014, respectively. As a result, we are exposed to the risks that the shekel may appreciate relative to the dollar, or, if the shekel instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the shekel, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the shekel against the dollar. For example, the dollar depreciated relative to the shekel by 2.3% and 7.0% in 2012 and 2013, respectively, which was compounded by inflation in Israel at a rate of 1.6% and 1.9%, respectively. That had the effect of increasing the dollar cost of our operations in Israel by 3.9% and 8.9% respectively, in those years. While the dollar appreciated relative to the shekel by 11.6% in 2014, eclipsing the 0.5% rate of inflation in Israel in that year, there is no guarantee that the prior trend of dollar devaluation relative to the shekel will not return in the future. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

Risks Related to Our Ordinary Shares

Our share price has been, and may continue to be, volatile, and you may lose all or part of your investment.

The market price of our ordinary shares since our IPO, has been highly volatile, ranging from a high of $18.14 to a low of $5.80 through April 15, 2015, and may continue to fluctuate substantially as a result of many factors, including:

•	actual or anticipated fluctuations in our results of operations;
•	variance in our financial performance from the expectations of market analysts;
•	announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans;
•	changes in the prices of our products and services;
•	our involvement in litigation;
•	our sale of ordinary shares or other securities in the future;
•	market conditions in our industry;
•	changes in key personnel;
•	the trading volume of our ordinary shares;
•	changes in the estimation of the future size and growth rate of our markets; and
•	general economic and market conditions.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation we could incur substantial costs and our management’s attention and resources could be diverted.

An active trading market may not be sustained for our ordinary shares.

Prior to our IPO, there was no public market for our ordinary shares. While there has been significant trading volume in our ordinary shares at various points since our IPO, such an active trading market may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital by selling share capital and may impair our ability to acquire other companies by using our shares as consideration.

If we do not meet the expectations of equity research analysts, if they do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.

The trading market for our ordinary shares relies in part on the research and reports that equity research analysts publish about us and our business. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If our results of operations are below the estimates or expectations of public market analysts and investors, our stock price could decline. Moreover, the price of our ordinary shares could decline if one or more securities analysts downgrade our ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

A small number of significant beneficial owners of our shares, if acting together, would possess a controlling influence over matters requiring shareholder approval, which could delay or prevent a change of control.

As of April 15, 2015, the largest beneficial owners of our shares were Robert Taub, Uwe Wascher and Shmuel Cabilly, who beneficially owned in the aggregate approximately 52.3% of our ordinary shares. Assuming that they continue to hold their shares, these shareholders, acting together, could exercise a controlling influence over our operations and business strategy and will have sufficient voting power to control the outcome of various matters requiring shareholder approval. These matters may include:

•	the composition of our board of directors which has the authority to direct our business and to appoint and remove our officers;
•	approving or rejecting a merger, consolidation or other business combination;
•	raising future capital; and
•	amending our articles which govern the rights attached to our ordinary shares.

This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our ordinary shares. This concentration of ownership may also adversely affect our share price.

As a foreign private issuer, we are permitted to follow, and have been following, certain home country corporate governance practices instead of otherwise applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, we are permitted to follow, and have been following, certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the NASDAQ Stock Market, or the NASDAQ Listing Rules, for domestic U.S. issuers. For instance, we follow home country practice in Israel with regard to the quorum requirement for shareholder meetings. As permitted under the Companies Law, our articles provide that the quorum for any meeting of shareholders is the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares, instead of 33 1/3% of the issued share capital, as required under the NASDAQ Listing Rules. We may in the future elect to follow home country practices in Israel with regard to other matters, including the formation and composition of the compensation committee and nominating and governance committee, separate executive sessions of independent directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NASDAQ Global Market may provide less protection to you than what is accorded to investors under the NASDAQ Listing Rules applicable to domestic U.S. issuers. See “Item16.G. Corporate Governance.”

As a foreign private issuer we are not subject to the provisions of Regulation FD or U.S. proxy rules and are exempt from filing certain Exchange Act reports, which reduces the frequency and scope of information and protections to which you are entitled as an investor.

In addition, as a foreign private issuer, we are exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and are generally exempt from filing quarterly reports with the SEC under the Exchange Act. We are also exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. Even though we intend to comply voluntarily with Regulation FD, these exemptions and leniencies reduce the frequency and scope of information and protections to which you are entitled as an investor.

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our Chief Executive Officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis. Nevertheless, a recent amendment to the regulations promulgated under the Companies Law require us, as a public company, to disclose the annual compensation of our five most highly compensated officers on an individual basis, rather than on an aggregate basis, as was previously permitted for Israeli public companies listed overseas. Under the Companies Law regulations, this disclosure is required to be included in the annual proxy statement for our annual meeting of shareholders each year, which we furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K. Because of that disclosure requirement under Israeli law, we are also including such information in this annual report, pursuant to the disclosure requirements of Form 20-F. See “ITEM 6.B Compensation—Executive Officer Compensation.”

If we lose our status as a foreign private issuer under the SEC’s rules, that will increase our compliance costs.

We would lose our foreign private issuer status if a majority of our directors or executive officers are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory, including, for example, the requirement that the annual compensation of our executive officers and directors be disclosed on a comprehensive, individual basis. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose more detailed information about the compensation of our senior executive officers on an individual basis. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

We are an “emerging growth company” and we cannot be certain whether the reduced requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 effective on April 5, 2012, or the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not “emerging growth companies.” Most of such requirements relate to disclosures that we would only be required to make if we cease to be a foreign private issuer in the future. Nevertheless, as a foreign private issuer that is an emerging growth company, we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, for up to five fiscal years after the date of our IPO. We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of our IPO; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our ordinary shares less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

The market price of our ordinary shares could be negatively affected by future sales of our ordinary shares.

As of April 15, 2015, there were 16,996,960 of our ordinary shares outstanding. Sales by us or our shareholders of a substantial number of ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all of the ordinary shares sold in our IPO are freely transferable, except for any shares acquired by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, or Rule 144. Upon the completion of our IPO, 67.9% of our outstanding ordinary shares were considered “restricted securities” under Rule 144 and were held by our affiliates. Upon the expiration of a 180 day lock-up period that was entered into by such affiliates with the underwriters of our IPO (which is scheduled to expire on May 13, 2015), such securities can be resold into the public markets subject to the requirements of Rule 144, including volume limitations, manner of sale requirements and notice requirements.

Furthermore, at any time following our IPO, but subject to the 180-day lock-up agreement entered into with the underwriters, the holders of 12,491,440 of our ordinary shares are entitled to require that we register, under the Securities Act, the resale of their shares into the public markets. All shares sold pursuant to an offering covered by such registration will be freely transferable.

In addition to these registration rights, 796,160 ordinary shares are issuable under currently exercisable share options granted to employees and office holders as of April 15, 2015. On November 18, 2014, we filed a registration statement on Form S-8 registering up to 2,148,240 ordinary shares that we may issue under our share incentive plans, of which as of April 15, 2015 we have granted 1,748,240 options. Shares included in such registration statement may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell.

We expect to be classified as a passive foreign investment company for the taxable year ending December 31, 2015.

A non-U.S. corporation will be classified as a PFIC, for federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either at least 75% of its gross income is “passive income,” or at least 50% of the average quarterly value of its total gross assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of passive income. Based on certain estimates of our gross income and gross assets and the nature of our business, we believe, and you should assume, that we were classified as a PFIC for the taxable year ending December 31, 2014. We furthermore expect to be classified as a PFIC for the 2015 tax year. Because we must determine our PFIC status annually based on tests, which are factual in nature, our status in 2015 and in future years will depend on our income, assets and activities in those years. There can be no assurance that we will not be considered a PFIC for any taxable year. Our classification as a PFIC may result in material adverse consequences for you if you are a U.S. taxable investor, including having gains realized on the sale of the ordinary shares treated as ordinary income, rather than capital gains, having potentially punitive interest charges apply to those gains, and the denial of the taxation of certain dividends we pay at the lower rates applicable to long-term capital gains. A U.S. investor may be able to mitigate some of the adverse U.S. federal income tax consequences described above with respect to owning the ordinary shares if we are classified as a PFIC for our taxable year ending December 31, 2015, provided that such U.S. investor is eligible to make, and successfully makes, a “mark-to-market” election. U.S. investors could also mitigate some of the adverse U.S. federal income tax consequences of us being classified as a PFIC by making a “qualified electing fund” election, provided that we provide the information necessary for a U.S. investor to make such an election. We intend to make available to U.S. investors upon request the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC. Prospective U.S. investors should consult their own tax advisers regarding the potential application of the PFIC rules to them. For more information related to classification as a PFIC, see “ITEM 10. Additional Information—Taxation—United States Federal Income Taxation of Owning and Selling Ordinary Shares—Passive Foreign Investment Company Rules.”

We have been incurring, and will continue to incur, increased costs as a result of operating as a public company, and our management has been, and will continue to be, required to devote substantial time to new compliance initiatives.

As a public company whose ordinary shares are listed in the United States, we have been incurring, and will continue to incur, accounting, legal and other expenses that we did not incur as a private company, including costs associated with our reporting requirements under the Exchange Act. We are an “emerging growth company,” as defined in the JOBS Act, and are therefore taking advantage of temporary exemptions from reporting requirements, including, but not limited to, the exemption from compliance with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act (and the rules and regulations of the SEC thereunder). When these exceptions cease to apply, we expect to incur additional expenses and to devote increased management efforts toward ensuring compliance with them. In addition, we have been incurring costs associated with corporate governance requirements as well as rules implemented by the SEC and the NASDAQ Stock Market, and provisions of Israeli corporate and securities laws applicable to public companies. Compliance with these rules and regulations has increased, and may continue to increase, our legal and financial compliance costs, introduce new costs such as investor relations and stock exchange listing fees, and will make some activities more time-consuming and costly. We estimate that the additional annual costs we will incur as a public company will range from $350,000 to $500,000, including legal and accounting expenses, directors fees (excluding stock-based compensation expenses) and other fees.

Furthermore, changes in the laws and regulations affecting public companies will result in increased costs to us as we respond to their requirements. These laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We cannot predict or estimate the amount or timing of additional costs we may incur in order to comply with such requirements.

We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid cash dividends on our share capital, nor do we anticipate paying any cash dividends on our share capital in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares will be an investor’s sole source of gain for the foreseeable future. In addition, Israeli law limits our ability to declare and pay dividends, and may subject our dividends to Israeli withholding taxes, and our payment of dividends (out of tax-exempt income) may subject us to certain Israeli taxes, to which we would not otherwise be subject (see “ITEM 5.B Operating and Financial Review and Prospects—Israeli Tax Structure and Tax Programs Applicable to Our Company—Law for the Encouragement of Capital Investments, 5719-1959” and “ITEM 8. Financial Information—Dividend Distribution Policy”).

We have not yet determined whether our existing internal control over financial reporting are compliant with Section 404 of the Sarbanes-Oxley Act, and we cannot provide any assurance that there are no material weaknesses or significant deficiencies in our existing internal controls.

Pursuant to Section 404(a) of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, starting with the annual report that we file with the SEC for the year ending December 31, 2015, our management will be required to report on the effectiveness of our internal control over financial reporting. In addition, under Section 404(b) of the Sarbanes-Oxley Act, once we no longer qualify as an “emerging growth company” under the JOBS Act and lose the ability to rely on the exemptions related thereto discussed above, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. This process will require the investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective control over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

Risks Relating to Our Incorporation and Location in Israel

Our headquarters and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our headquarters and principal research and development facilities are located in Rehovot, Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Although Israel is a party to peace agreements with Egypt and Jordan and agreements with the Palestinian Authority, it is unclear whether any negotiations that may occur between Israel and the Palestinian Authority will result in any additional agreements. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations.

During the Second Lebanon War of 2006, between Israel and Hezbollah, a militant Islamic movement, rockets were fired from Lebanon into Israel causing casualties and major disruption of economic activities in northern Israel. An escalation in tension and violence between Israel and the militant Hamas movement (which controls the Gaza Strip) and other Palestinian Arab groups, has led to Israeli military campaigns in Gaza in December 2008, in November 2012 and from July through August 2014, in an endeavor to prevent continued rocket attacks in Israel’s southern and central regions. In addition, Israel faces threats from more distant neighbors, in particular, Iran, an ally of Hezbollah and Hamas, which has threatened to attack Israel and is believed to be developing nuclear weapons. Iran is also believed to have a strong influence among parties hostile to Israel, such as the Syrian government, Hamas in Gaza and Hezbollah in Lebanon.

Recent political uprisings, social unrest and violence in various countries in the Middle East and North Africa, including Israel’s neighbors Egypt and Syria are affecting the political stability of those countries. This instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and these countries and have raised concerns regarding security in the region and the potential for armed conflict. Furthermore, several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in the region continue or intensify. Such restrictions may seriously limit our ability to sell our products to customers in those countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturns in the economic or financial condition of Israel, could materially and adversely affect our operations and product development, detrimentally affect our potential to generate revenues and adversely affect the share price of publicly traded companies having operations in Israel, such as us. Similarly, Israeli corporations are limited in conducting business with entities from several countries. For example, in 2008, the Israeli legislator enacted a law forbidding any investments in entities that transact business with Iran.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although Israeli legislation requires the Israeli government to cover the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts, terrorist activities or political instability in the region would likely negatively affect business conditions generally and could harm our results of operations.

We received Israeli government grants for certain research and development activities. The terms of those grants require us to satisfy specified conditions and to pay penalties in addition to repayment of the grants upon certain events.

Our research and development efforts were and are financed in part through grants from the Israeli Office of the Chief Scientist, or OCS. During the years ended December 31, 2012, 2013 and 2014, we received, in the aggregate, $1.4 million, $1.5 million and $1.9 million, respectively, from the OCS for our research and development programs. As of December 31, 2014, we had not paid any royalties to the OCS. We have also received additional grants from the OCS through March 2015, and we intend to apply for further grants for our clinical trials related to ND0612H. However, as the funds available for OCS grants out of the annual budget of the State of Israel have been reduced in the past and may be further reduced in the future, we cannot predict whether we will be entitled to any future grants, or the amounts of any such grants.

Even following full repayment of any OCS grants, we must nevertheless continue to comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 5744-1984, and related regulations, or collectively, the R&D Law. When a company develops know-how, technology or products using OCS grants, the terms of these grants and the R&D Law restrict the transfer outside of Israel of such know-how, and the manufacturing or manufacturing rights of such products, technologies or know-how, without the prior approval of the OCS. Therefore, if aspects of our technologies are deemed to have been developed with OCS funding, the discretionary approval of an OCS committee would be required for any transfer to third parties outside of Israel of OCS-supported technology, know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the OCS may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

The transfer of OCS-supported technology or know-how or manufacturing or manufacturing rights related to aspects of such technologies outside of Israel may involve the payment of significant penalties and other amounts, depending upon the value of the transferred technology, know-how, manufacturing or manufacturing rights, the amount of OCS support, the time of completion of OCS-supported research projects and other factors. These restrictions and requirements for payment may impair our ability to sell our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with OCS funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to OCS.

We may not be eligible for tax benefits that may be available to us under Israeli law and such benefits may be terminated or reduced in the future.

We may be eligible for certain tax benefits provided to “Preferred Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. In order to be eligible for the tax benefits for “Preferred Enterprises,” we must meet certain conditions stipulated in the Investment Law and its regulations, as amended. If we do not satisfy these conditions, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies was increased to 26.5% for 2014 and thereafter. Even if we were to become eligible for these tax benefits, they may be reduced, cancelled or discontinued. See “ITEM 5.B Operating and Financial Review and Prospects—Israeli Tax Structure and Tax Programs Applicable to Our Company—Law for the Encouragement of Capital Investments, 5719-1959”.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

We enter into assignment-of-invention agreements with our employees pursuant to which such individuals agree to assign to us all rights to any inventions created in the scope of their employment or engagement with us. A significant portion of our intellectual property has been developed by our employees during the course of their employment by us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the scope of his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her inventions. Recent decisions by the Committee have created uncertainty in this area, as it held that employees may be entitled to remuneration for their service inventions despite having specifically waived any such rights. Further, the Committee has not yet determined the method for calculating this Committee-enforced remuneration or the criteria or circumstances under which an employee’s assignment of all rights and/or waiver of his or her right to remuneration will be disregarded. Although our employees have agreed to assign to us service invention rights, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

Provisions of Israeli law and/or our articles may delay, prevent or otherwise impede a merger with, or an acquisition of, us, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares and voting rights above specified thresholds, requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless at least 98% of the company’s outstanding shares are tendered. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer (unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek appraisal rights), may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition. See “ITEM 10.B Articles of Association—Articles of Association; Israeli Companies Law—Anti-Takeover Provisions; Mergers and Acquisitions Under Israeli Law” for additional information.

Our articles provide that our directors (other than external directors) are elected on a staggered basis, such that a potential acquiror cannot readily replace our entire board of directors at a single annual general shareholder meeting. This could prevent a potential acquiror from receiving board approval for an acquisition proposal that our board of directors opposes.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred. These provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

It may be difficult to enforce a judgment of a U.S. court against us or our officers and directors or the Israeli experts named in this annual report in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors.

We are incorporated in Israel. The majority of our directors and executive officers, and the Israeli experts named in this annual report reside outside of the United States, and most of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

Your rights and responsibilities as a shareholder are governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our ordinary shares are governed by our articles and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and related party transactions requiring shareholder approval. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

ITEM 4.	Information on the Company.

A.	History and Development of the Company

Our full, legal name is NeuroDerm Ltd. and we were incorporated under Israeli law as a limited liability company in March 2003. We are a clinical-stage pharmaceutical company developing next-generation treatments for central nervous system, or CNS, disorders through proprietary formulations based on existing drugs that are intended to make a significant difference in patients’ lives. Product candidates in our pipeline are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration, primarily subcutaneously or transdermally. Additionally, because our product candidates are based on reformulations of leading, approved drugs, we believe that most of them qualify for an accelerated, lower risk regulatory pathway to marketing approval.

In November 2014, we completed our IPO, pursuant to which we sold 4.5 million ordinary shares for aggregate gross proceeds (before underwriting discounts, commissions and expenses) of $45 million. Upon the consummation of our IPO, our ordinary shares began trading on the NASDAQ Global Market, under the symbol “NDRM”.

We are subject to the provisions of the Israeli Companies Law, 5759-1999. Our corporate headquarters are located at Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, Israel. Our telephone number is +972 (8) 946-2729 and our web site is located at www.neuroderm.com (the information contained therein or linked thereto shall not be considered incorporated by reference in this annual report). Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

B.	Business Overview

We are a clinical-stage pharmaceutical company developing next-generation treatments for central nervous system, or CNS, disorders through proprietary formulations based on existing drugs that are intended to make a significant difference in patients’ lives. Product candidates in our pipeline are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration, primarily subcutaneously or transdermally. Additionally, because our product candidates are based on reformulations of leading, approved drugs, we believe that most of them qualify for an accelerated, lower risk regulatory pathway to marketing approval.

For moderate to severe Parkinson’s disease, our product candidates are aimed at overcoming the most significant limitations of current levodopa-carbidopa, or LD/CD, therapy. For over 30 years, oral administration of LD/CD has been the standard of care for Parkinson’s disease. However, despite its widespread acceptance, oral LD/CD has significant limitations, primarily short duration in the blood, or half-life, as well as low absorption and availability in the body. As a result, plasma levodopa concentrations fluctuate sharply, contributing to patients’ motor complications. At the advanced stages of the disease, patients do not respond to oral administration of LD/CD, motor complications are exacerbated and patients are left with limited treatment options that are highly invasive and/or burdensome. We have developed liquid formulations, such as our product candidates ND0612H and ND0612L, that for the first time enable 24-hour, continuous subcutaneous administration of LD/CD to overcome these limitations, maintain steady levodopa levels and offer patients a better quality of life without the need for surgery.

There are three main stages to Parkinson’s disease: mild, moderate and severe, each associated with increasing levels of motor complications and requiring different treatments. We are developing a pipeline of product candidates for the growing population of moderate and severe Parkinson’s disease patients that address the deficiencies of current treatments. These product candidates are designed to administer continuous, controlled doses of LD/CD or apomorphine, utilizing customized versions of off-the-shelf, belt pump devices. We are also developing a product candidate for patients suffering from cognition disorders associated with CNS diseases. These diseases include Attention Deficit Disorder/Attention Deficit Hyperactivity Disorder, or ADD/ADHD, Parkinson’s disease, Alzheimer’s disease and schizophrenia. Our cognition product candidate is based on a combination of reformulated approved drugs allowing for continuous administration via transdermal patches.

Parkinson’s Disease and Current Treatment Limitations

Parkinson’s disease is a progressive neurodegenerative illness characterized by reduced dopamine levels in the brain, resulting in a debilitating decrease in the patient’s motor and non-motor functions. Its symptoms, such as trembling in the extremities and face, slowness of movement and impaired balance and coordination, worsen over time and gravely impact the patient’s quality of life. As the disease progresses, these symptoms become more severe and complications of treatment become more pronounced, resulting in debilitating periods of decreased motor and non-motor functions, also referred to as “off” time. In addition, patients experience dyskinesia, which is typically associated with excessive levodopa doses. The “off” time and dyskinesia affect the majority of Parkinson’s disease patients and interfere with day-to-day functions, causing patients to become severely disabled. Two to five years from disease diagnosis, patients can go from “on” to “off” in a rapid and sometimes erratic manner and experience an average of six hours of “off” time at various and unpredictable times throughout the day. In the most severe stage of the disease, patients may become bedridden or require a wheelchair, as oral therapy becomes mostly ineffective.

The EPDA estimates that 6.3 million people worldwide suffer from Parkinson’s disease. MJFF estimates that at least one million people who suffer from Parkinson’s disease live in the United States, representing an estimated one in one hundred people over age 60. According to the International Parkinson and Movement Disorder Society, the prevalence of diagnosed patients with the disease will likely double from 2010 to 2040 due to increased life expectancy. Additionally, it estimates that Parkinson’s disease patients in the United States spent over $14 billion on medical expenses in 2010. According to GlobalData Ltd., the global Parkinson’s disease drug market was approximately $3.3 billion in 2010. According to the Michael Stern Parkinson’s Research Foundation, drugs used to treat Parkinson’s disease patients can cost up to $6,000 a year in the United States. First year surgery and devices for more severe patients can cost up to $100,000, with Duodopa costing approximately $70,000 a year, outside of the United States.

Oral administration of LD/CD is regarded as the “gold standard” treatment for patients suffering from Parkinson’s disease. Levodopa is a therapy that complements dopamine levels in the brain that decrease due to degeneration of dopamine producing brain cells. Whenever complementation therapy is possible, it often becomes a “gold standard” therapy. Virtually all patients diagnosed with Parkinson’s disease will require levodopa at some point over the course of their treatment for the disease, and 70% to 80% of patients receive the drug at any given point in time. When LD/CD is taken orally, levodopa crosses into the brain through the “blood-brain barrier” and is converted into dopamine. The resulting increase in the brain’s dopamine concentration improves nerve conductivity and helps control the motor symptoms associated with Parkinson’s disease. The addition of carbidopa allows lower doses of levodopa to be used by preventing the breakdown of levodopa into dopamine before levodopa crosses into the brain.

One major limitation of oral administration of LD/CD is that it results in highly variable and fluctuating levels of levodopa in the plasma. When LD/CD is administered orally, levodopa is absorbed actively through amino acid receptors in the gastrointestinal tract and competes for necessary receptors with amino acids from food and from carbidopa. Therefore, the absorption of levodopa is erratic and its bioavailability is relatively low. Only 30% of it enters the blood stream; thus, by the time the levodopa reaches the brain, it has a significantly reduced drug concentration than when it was administered. In addition, levodopa is also known for its short half-life of approximately 50 to 90 minutes, which means that approximately three to four hours after a single dose, almost none of the drug remains in the plasma. Due to the short half-life, patients are required to take multiple LD/CD doses daily. This results in sharp fluctuations in levodopa levels, which in turn causes concomitant sharp fluctuations in brain-dopamine levels shortly after oral levodopa ingestion. When brain-dopamine levels are excessive, motor complications, such as dyskinesia, occur. Such motor complications occur at increasing levels as the disease progresses: 20% of Parkinson’s disease patients develop motor complications and “off time” within six months of diagnosis, 50% after 18 months and almost all patients suffer from motor complications, with up to six hours of “off” time within two to five years. The fluctuations in brain-dopamine levels due to the oral administration of levodopa result in the erratic “off” and “on” periods shown in the figure below. This figure also demonstrates the narrowing of the therapeutic window over time, i.e. higher doses are needed to turn a patient “on” but may also cause dyskinesia.

There are three main stages of Parkinson’s disease: mild, moderate and severe. According to MEDACorp, Inc., Ltd., patients suffering from moderate to severe Parkinson’s disease constituted approximately 60% of all Parkinson’s disease patients in 2011.

Mild Parkinson’s disease

Early-stage patients who suffer from mild Parkinson’s disease may experience shaking in the hands or fingers, slowness in movement and stiffness in the muscles. In this stage of Parkinson’s disease, the brain still produces some base level of dopamine. Such patients are generally treated with one or more of these forms of treatment: oral drugs (delivered in the form of pills) such as MAO inhibitors, which help block the breakdown of dopamine in the brain; dopamine agonists (most of which are oral drugs), which activate dopamine receptors; or relatively low-dose LD/CD complementation therapy. Oral drugs are effective in reducing motor symptoms associated with mild Parkinson’s disease. However, as the disease progresses, such drugs provide only modest symptomatic improvements and additional therapeutic approaches are needed, mainly consisting of higher doses of LD/CD.

Moderate Parkinson’s disease

Within two to five years from the diagnosis of Parkinson’s disease, the disease progresses to the moderate stage when, despite optimized LD/CD therapy, patients develop motor complications, i.e., more frequent daily “off” time causing limited mobility. At this stage of the disease, performing normal physical tasks becomes more difficult for such patients due to increased “off” time and dyskinesia. In addition, patients at this stage begin to suffer from morning akinesia. Patients with moderate Parkinson’s disease are dependent on, and typically treated with, high doses of LD/CD. For example, patients may receive extended-release tablets of dopamine agonists in order to treat the symptoms of Parkinson’s disease. One such extended-release tablet, Mirapex ER, had annual peak sales of $700 million worldwide.

Severe Parkinson’s disease

As the Parkinson’s disease progresses to the severe stage, patients’ therapeutic window narrows. Patients in this stage experience extended “off” time and, as a result of frequent doses of LD/CD, frequent and severe dyskinesia, causing a small subset of these patients to become bedridden or require a wheelchair. Over time, patients who have ceased to respond to oral LD/CD therapy must either live with such conditions or undergo invasive surgical procedures to try to control or minimize motor complications. The primary existing treatments for patients who suffer from severe Parkinson’s disease require surgical intervention. These include deep brain stimulation, or DBS, which involves inserting electrodes into the brain, or LCIG, which requires gastrointestinal surgery. We estimate that approximately 700,000 patients who suffer from severe Parkinson’s disease globally do not receive such advanced Parkinson’s disease treatments.

According to Transparency Market Research, the 2012 global DBS device market size for Parkinson’s disease, excluding surgical costs, was approximately $500 million. DBS is a highly invasive procedure that involves open-brain surgery with local anesthesia applied to numb the scalp, during which electrodes are implanted into the brain and connected to a small electrical pulse generator that can be externally programmed. Once in place, electrical impulses are sent from the device to the brain. These impulses block the electrical signals that cause tremors and other Parkinson’s disease symptoms. Studies have shown that DBS is effective in reducing tremors, stiffness, some walking problems and other movement-interfering symptoms in patients who undergo the DBS procedure. Nonetheless, DBS involves extreme risks, including coma, seizures, speech loss, cognitive deficits, infection and bleeding in the brain, which can cause stroke-like symptoms. Patients who undergo DBS are also required to have additional surgeries every three to five years in order to replace the battery. The complexity and related risks of this invasive procedure preclude physicians from referring older patients, and nearly 52% of Parkinson’s disease patients who receive referrals to undergo this procedure are turned down. According to a 2012 study by the Association of American Medical Colleges, there are approximately 14,000 neurologists and geriatricians in the United States and, based on a an article titled “Neurology Residency Training in Europe—the Current Situation” in the April 2011 issue of the European Journal of Neurology along with publicly available data from the British Geriatrics Society, we estimate that there are approximately 35,000 neurologists and geriatricians in Europe, in each case, that we believe may treat patients who suffer from moderate Parkinson’s disease. We further believe, based on information from leading physicians, that there are an estimated 1,500 physicians in each of the United States and Europe that may treat patients who suffer from severe Parkinson’s disease.

Similarly, Duodopa, which had sales of $178 million for the year ended December 31, 2013 is a high dose LCIG product that is undergoing clinical trials in the United States under the name Duopa. Duodopa is administered into the duodenum via a permanent tube that is surgically inserted into the duodenum. Surgery for treatment with Duodopa involves general anesthesia and significant costs requiring gastrointestinal surgery. Patients receiving this form of treatment face potential complications, such as connector leakage, dislocation or movement of the intestinal tube, wound infection or peritonitis. In addition, patients must continuously carry a large, bulky shoulder-worn pump attached to their duodenum during the day. Duodopa is designed for continuous 16-hour administration of a gel form of high-dose LD/CD. Patients usually remove the pump at night, which affects quality of sleep and results in morning akinesia. Such complications and restrictions acutely limit the patients’ day-to-day activities and prevent many of the patients from having this treatment.

Our Solutions for Parkinson’s Disease

We believe we are the first company to develop liquid formulations of LD/CD, enabling continuous subcutaneous administration to more effectively treat Parkinson’s disease. Our formulations, based on existing drugs enable the administration of drugs, which are currently either delivered orally and have low bioavailability, or through routes requiring surgical intervention, to be administered continuously and subcutaneously. Our Parkinson’s disease product candidates are designed to provide a steady state therapeutic level of levodopa or apomorphine via continuous 24-hour administration. We expect these product candidates to reduce the debilitating “off” time that Parkinson’s disease patients typically experience and to improve patients’ quality of life by significantly ameliorating motor and non-motor complications, while also giving patients who suffer from severe Parkinson’s disease an alternative to surgery.

Our Parkinson’s disease product candidates are drug-device combination products, with distinct devices and varying LD/CD or apomorphine concentrations and dosages that are tailored to treat certain populations of Parkinson’s disease patients.

Our Liquid LD/CD Formulations: ND0612H, ND0612L and ND0680

ND0612H, ND0612L and ND0680 are each designed to administer varying concentrations and dosages of our proprietary liquid formulations of LD/CD to treat certain populations of Parkinson’s disease patients.

•	Severe Parkinson’s Disease: ND0612H

We are developing ND0612H for the treatment of patients suffering from severe Parkinson’s disease and for whom oral drugs are no longer effective. ND0612H is designed to be more effective therapy than oral LD/CD, and we believe it will offer a safe and effective alternative to surgery and other highly invasive and complicated treatments such as DBS and LCIG. ND0612H is designed to provide continuous subcutaneous delivery of an adjustable dose LD/CD formulation in order to reduce the motor complications associated with orally administered LD/CD by maintaining controlled and steady plasma levodopa concentration levels between 1,500 and 2,000 ng/ml, which are currently achieved only with Duodopa. Like ND0612H, ND0612L is designed to allow LD/CD over night to avoid morning “off” time and improve sleep quality. Furthermore, unlike Duodopa’s 16-hour, duodenal administration by way of a large shoulder-worn pump, ND0612H’s 24-hour, subcutaneous administration by way of the CRONO Twin ND, a more convenient and smaller belt-pump (described below) that resembles the administration of insulin to diabetic patients. Depending on the results of our clinical trials and the regulatory approval process, we expect to receive marketing approval in Europe and the United States for ND0612H by the first half and second half of 2018, respectively.

•	Moderate Parkinson’s Disease: ND0612L

We are developing ND0612L for the treatment of patients at the moderate stage of Parkinson’s disease that can no longer effectively control motor complications with oral levodopa. Each dose of ND0612L is designed to be continuously administered subcutaneously to such patients for a 24-hour period via the CRONO ND belt pump (described below). ND0612L is designed to administer approximately 40% of the maximum daily levodopa dosage delivered by ND0612H. By maintaining a steady plasma levodopa concentration between 700 and 1,000 ng/ml, we aim to reduce dyskinesia and “off” periods and to improve sleep quality. In addition, we are designing ND0612L to allow patients to receive LD/CD overnight. We expect that ND0612L will serve as a second-line therapy for patients suffering from moderate Parkinson’s disease and may be used as an adjunct or mono-therapy. Depending on the results of our clinical trials and the regulatory approval process, we expect to receive marketing approval in the United States and Europe for ND0612L by the second half of 2018. We are also working with our third-party medical device manufacturers on a smaller, next-generation patch-pump device for use with ND0612L in the future.

•	Subset of Severe Parkinson’s Disease: ND0680

We are developing ND0680 for the treatment of a small subset of severe Parkinson’s disease patients whose symptoms have advanced to a more severe stage, requiring even higher doses of LD/CD than ND0612H is designed to provide. ND0680 contains a highly concentrated formulation of LD/CD and is expected to be administered via a wearable belt pump to the duodenum (the CRONO ND belt pump). ND0680 is designed to provide a number of advantages over Duodopa’s LCIG treatment, in particular: (i) 24-hour treatment compared to Duodopa’s 16-hour treatment, (ii) administration at smaller volumes and higher concentrations, and (iii) administration via a smaller belt pump identical to the pump used for ND0612L, instead of Duodopa’s larger shoulder-worn pump. We expect to seek approval to initiate clinical trials in Europe for ND0680 in the second half of 2015, and depending on the results of our clinical trials and the regulatory approval process, we expect to receive marketing approval in Europe for ND0680 in the second half of 2017.

Our Other Product Candidates

•	Apomorphine-based Product Candidate: ND0701

In addition to our LD/CD Parkinson’s Disease product candidates, we have also designed ND0701, an apomorphine-based product candidate designed to offer a next-generation alternative to the continuously administered apomorphine product currently approved and sold outside the United States in order to significantly improve local tolerability and allow a much lower daily administration volume. ND0701, for patients who suffer from Parkinson’s disease, may be used mostly by patients who do not respond well to LD/CD. ND0701 is administered via CRONO ND belt pump. See “— Parkinson’s Disease Product Candidates — ND0701.”

•	Cognition Disorder Product Candidate: ND0801

We are also developing a product candidate, ND0801, to treat cognition disorders associated with CNS diseases, such as ADD/ADHD, Alzheimer’s disease and schizophrenia. ND0801’s reformulation is designed to be a safe and non-addictive nicotine-based treatment administered via a transdermal patch. See “— Cognition and our ND0801 Product Candidate.”

Our expectations above regarding the timing of marketing approval for our product candidates are preliminary estimates since each is in an early stage of clinical development.

Delivery devices

Both the CRONO ND and CRONO Twin ND belt pumps are manufactured by a cGMP-certified, third-party medical device manufacturer. The CRONO ND belt pump has been “CE” marked in accordance with EU law and will be submitted for regulatory approval in the United States as the device component of the ND0612L drug-device combination product. Similarly, the CRONO Twin ND belt pump’s design has been “CE” marked in accordance with EU law and will undergo a drug-device combination approval process in the United States. See “ITEM 3.B Business Overview—Government Regulation.”

•	CRONO ND. CRONO ND is a simple-to-operate, fixed-dose belt pump that operates 24 hours a day and can be preprogrammed to the desired delivery profile of LD/CD. This device is used to administer our ND0612L, ND0701 and ND0680 drug formulations. CRONO ND consists of two parts: a preprogrammed pump device that regulates the delivery rate of the drug, and a single-use, disposable cartridge, which holds our liquid reformulation of LD/CD and which is connected to an infusion tube. For ND0612L, the CRONO ND infusion tube is attached to a small disposable cannula, or flexible needle, positioned to subcutaneously deliver up to 6 ml of LD/CD to the patient per day. The disposable cartridge and needle are discarded and replaced by the patient daily. For ND0680, CRONO ND can be attached to surgically placed tubing connected to the small intestine through the same or a similar type of trans-abdominal port used to administer Duodopa, allowing for intra-duodenal administration of our reformulated LD/CD. We believe that the CRONO ND tubing design is interchangeable with, and is considerably smaller than, the tubing used to administer Duodopa, while allowing for 24-hour drug delivery unlike the device associated with Duodopa.

•	CRONO Twin ND. CRONO Twin ND is also a simple-to-operate, adjustable belt pump. The durable belt pump fits into a case that can be attached to a patient’s belt and shares the same characteristics of the CRONO ND, in that it is preprogrammed to pump up to 12ml of LD/CD subcutaneously for 24 hours a day through a small tube connected to the disposable cartridge. However, the CRONO Twin ND belt-pump delivers LD/CD subcutaneously through two insertion points, allowing administration of up to 2.6 times more levodopa than CRONO ND.

•	Second-Generation Patch Pump. We have engaged third-party firms to design and, eventually, manufacture a patch pump that will replace the CRONO ND belt pump for the administration of ND0612L. The patch pump would be worn directly on the skin underneath a patient’s clothing and preprogrammed to subcutaneously deliver our reformulated LD/CD, 24 hours a day without requiring further attention from the patient. The patch pump will be a smaller and even more convenient device than CRONO ND, with similar characteristics: a single-use portion, from which the cannula is placed under the skin, and a durable portion, which controls and regulates the administration of the drug. We currently expect that the second-generation patch pump will be utilized in our ND0612L product candidate approximately 18 months after ND0612L is approved for marketing by the FDA.

Preclinical trials

Our preclinical trials for ND0612L have shown a positive, linear, correlation between the subcutaneous doses of LD/CD and plasma levodopa concentrations. The variability of plasma concentrations attained by subcutaneous administration is significantly less than that obtained with oral LD/CD administration, providing more reliable, predictive and constant plasma levodopa concentration. Preclinical trials demonstrated a dose-response correlation between ND0612L and plasma levodopa concentrations.

We have also conducted a nonclinical study of ND0612L for 28 consecutive days on pigs. The study was carried out on 18 pigs divided into three equal groups of three male and three female pigs. Group one acted as control and received the placebo, while groups two and three received two different doses of ND0612L. The primary endpoint was ND0612L’s local and systemic toxicity when administered by continuous subcutaneous infusion. No signs of systemic toxicity were observed during the study and local reactions at the administration site were rare, minimal and sporadic.

We recently completed a 90-day, local tolerability and toxicity study in mini-pigs to evaluate potential local and systemic reactions to long-term exposure to ND0612H and ND0612L. No systemic adverse effects were observed after 13 weeks of continuous subcutaneous infusion with either ND0612H or ND0612L. Treatment-related findings included minimal to moderate reactions at the injection sites, which correlated to the frequency of administration at those sites and was less evident at sites when administered with longer intervals between treatments (15 days). All sites displayed a significant degree of recovery within 30 days. Drug absorption was not affected by such local reactions and levodopa blood levels were similar throughout the study period. In our pre-IND meeting with the DNP, it was agreed that this would serve as the preclinical requirement for an NDA submission.

Clinical trials

To date, we have completed the following clinical studies for ND0612L using the CRONO ND belt-pump device design:

Phase I and Phase Ib — Israel.  We conducted a Phase I, single dose, 24-hour continuous administration, single-center, randomized, double-blind, placebo-controlled dose escalation study to evaluate the safety, tolerability and plasma levodopa concentration following continuous subcutaneous delivery of LD/CD in 36 healthy subjects for one day. The subjects were divided into six equal groups, receiving LD/CD at a rate of (i) 80 µl/h; (ii) 120µl/h; (iii) 160 µl/h; (iv) 200 µl/h; (v) 200µl/h using a shorter cannula infusion; or (vi) 240 µl/h. The primary endpoint was the drug’s safety and tolerability and its pharmacokinetic attributes under each rate of infusion. Data showed that the plasma levodopa levels increased linearly with the dose. The following chart shows mean plasma levodopa concentrations at varied doses of LD/CD from 15 to 24 hours after infusion. Pursuant to the design of the study, the infusion occurred at hour zero but the plasma sampling commenced at hour 15. For the purposes of this chart, we combined the two groups of patients who received LD/CD at the rate 200 µl/h and 200µl/h using a shorter cannula infusion as there was no statistical difference in the mean LD plasma concentrations of these patients.

A continuation study of the Phase I trial was subsequently conducted as a Phase Ib study on an additional 18 healthy male volunteers to evaluate three additional doses. The subjects were divided into three equal groups of six patients, receiving either (i) 5%/1.25% LD/CD at a rate of 240 µl/h for 24 hours; (ii) 6%/1.5% LD/CD at rates of 240 µl/h for 16 hours and 80 µl/h for eight hours; or (iii) 6%/1.5% LD/CD at a rate of 240 µl/h for 24 hours with oral entacapone administered every two hours for 10 hours. The primary endpoint was the drug’s safety and tolerability and the pharmacokinetic attributes of a specific dose and rate of infusion. ND0612L demonstrated good tolerability and safety at each tested rate. Additionally, adverse local response was minor, typical to other continuously subcutaneously administered drugs.

Phase IIa — Israel.  We conducted a Phase IIa, single dose, 24-hour continuous administration, single-center, randomized, double-blind, placebo-controlled, cross-over study on eight subjects with moderate Parkinson’s disease. The eight subjects were randomly treated with either placebo or ND0612L continuously for twenty-four hours. One week later, the same eight subjects switched to the other treatment (e.g., patients who had previously received placebo were treated with ND0612L) and received such treatment continuously for twenty-four hours. The primary endpoint was the pharmacokinetic attributes of the plasma concentrations of levodopa following subcutaneous delivery of ND0612L, and the secondary endpoint was the safety and tolerability of ND0612L compared to saline. The preliminary data showed that subcutaneous delivery of ND0612L achieved steady-state plasma levodopa concentrations ranging from 700-1,000 ng/ml (which is estimated to be within the typical therapeutic range). Additionally, fluctuations in plasma levodopa concentration were significantly reduced. The chart below compares the mean plasma levodopa concentrations in subjects treated either with ND0612L or a saline solution. All patients received Stalevo, an orally administered triple combination drug that includes levodopa, carbidopa and entacapone. The addition of carbidopa and entacapone extends the half life of levodopa. Continuous administration of ND0612L resulted in subjects having a higher mean plasma levodopa concentration than the control group.

Phase II — Israel. In October 2014, we successfully completed a randomized, placebo-controlled, double-blind clinical study of ND0612L of 30 subjects with moderate to severe Parkinson’s disease. The purpose of this study was to examine the safety, tolerability, LD/CD plasma levels (pharmacokinetics) and exploratory efficacy end points following subcutaneous delivery of ND0612L.

Study design

The study included two treatment periods. In the first period, all patients received optimized, current oral standard of care and were then randomized (in a 2:1 ratio) to receive as an add-on a subcutaneous infusion of either ND0612L or placebo for 14 days. After 14 days, according to the protocol, 16 patients were offered an additional week of treatment, in which they were randomized to receive either ND0612L alone or ND0612L with oral entacapone, in each case, without the patient’s standard of care.

All parameters, including safety, tolerability and pharmacokinetics, were compared to the patients’ original baseline standard of care and between groups. Additionally, exploratory efficacy end points, including daily duration of “off” time, “on” time (with and without troublesome dyskinesia), quality of sleep, quality of life and disease improvement were assessed in the clinic and reported in subjective home diaries. Eligible patients included male or female individuals with Parkinson’s disease, experiencing motor fluctuations averaging more than two hours of “off” time per day on optimized levodopa treatment and, if necessary, additional Parkinson’s disease drugs. Patients treated with controlled-release levodopa formulations who had undergone neurosurgical intervention for Parkinson’s disease or who suffered from severe disabling dyskinesia were excluded. Topline results of this study are presented below:

Safety and tolerability results

We believe that ND0612L was generally well tolerated and safe, causing only minimal and transient local reactions at the infusion site and no particular systemic adverse events, which corroborates the results obtained in our previous Phase I and Phase IIa studies. No adverse events, local or systemic, caused treatment discontinuation or withdrawal from the study, and the 16 patients chose to continue to the second phase of the study. Additionally, all patients complied with treatment protocol and successfully operated the pump, with some patients being assisted by a caregiver or a nurse.

Pharmacokinetics results

Treatment with ND0612L resulted in a clinically significant reduction in fluctuations of plasma levodopa concentrations when compared to the placebo. In the group treated with ND0612L, plasma levodopa concentrations were relatively stable and were maintained above an average minimum of approximately 800ng/ml, avoiding the low trough concentrations observed in the placebo group (approximately 180ng/ml), as shown in the chart below. Compared to the placebo, ND0612L also demonstrated a markedly reduced peak-to-trough ratio, which measures the maximum concentration relative to the minimum, and fluctuation index, which measures the concentration fluctuations relative to the average level of levodopa, as shown in the table below.

In order to determine the effect of ND0612L without the standard of care, following the first period, 16 patients, as planned pursuant to the protocol, volunteered for an additional week of open label study with treatment of ND0612L alone or with entacapone. The chart below shows that an average steady plasma levodopa concentration of 550ng/ml was maintained when ND0612L was administered alone, and an approximately 800ng/ml plasma levodopa concentration was maintained when ND0612L was administered together with thrice-daily oral entacapone.

* Includes 10 out of 16 patients, who did not require additional oral levodopa to control their disease during the assessment period.

Futility analysis

ND0612L successfully met the primary end point of the exploratory efficacy futility analysis, pre-specified in the statistical plan, a reduction in “off” time greater than a threshold of at least 1.6 hours, by demonstrating an average reduction of 2.1 hours in “off” time based on home diaries. Therefore, we intend to proceed to pivotal clinical studies of ND0612L.

First period clinical efficacy results

Treatment with ND0612L demonstrated significant clinical benefits over the placebo in all objective, in-clinic, pre-specified, exploratory efficacy end points, in spite of being a low-powered study, including only 30 patients, that was not designed to achieve statistical significance of an efficacy endpoint. Accordingly, statistically significant values (p-values) are not presented.

•          Off-time:  A mean reduction of two hours versus placebo was observed in the ND0612L treated group in spite of a marked reduction in oral levodopa dose. Moreover, the reduction in “off” time was not accompanied by an increase in troublesome dyskinesia.1

[1] Data was only available from 29 patients for “off” time reduction and troublesome dyskinesia, as one in-clinic diary was lost at the clinical center.

As compared to in-clinic results, a smaller reduction in “off” time versus placebo was observed in the home diaries due to the strong placebo-effect common to Parkinson’s disease studies.

•          Sleep quality:  ND0612L improved quality of sleep by 30.3% compared to 0.9% in the placebo group, expressed by reduction in the Parkinson’s Disease Sleep Scale, or PDSS. This highlights the fact that, unlike current Parkinson’s drug therapies, ND0612L demonstrates the ability to treat patients throughout the night.

•          Quality of life:   ND0612L improved quality of life score by 17.1% compared to 4.8% in the placebo group as determined by the Parkinson’s Disease Questionnaire, or PDQ-39.

•          Global disease improvement (CGI-C):  ND0612L patients showed clinical improvement in 89.5% of patients compared with only 36.0% of patients in the placebo group. This improvement was determined by physician’s assessment based on a seven-point scale, the Clinical Global Impression, or CGI-C.

Second period clinical efficacy results

Similar trends were also observed in the second period of the study. All patients markedly reduced their oral levodopa intake during the second period by a median of 80%, with 19% of the patients discontinuing oral levodopa treatment completely.

Phase IIa — Israel.  In August 2014, we commenced enrollment and treatment in a multicenter, open-label, dose-finding Phase IIa study of 16 subjects with motor complications caused by Parkinson’s disease. On April 29, 2014, we submitted an IND application to the FDA in order to allow us to commence this trial in the United States (one center) and in Israel (multiple centers). On June 13, 2014, we received a letter from the FDA placing a clinical hold on this trial until we provide an extractables and leachables study as well as additional information related to the EU-approved devices we used with our product candidates. The extractables and leachables analysis is used to determine whether there is an interaction between the device components and ND0612H and ND0612L drug products. We subsequently conducted this Phase IIa trial in Israel only, where it enrolled and treated all patients. Final results of the trial were were released on December 30, 2014 and will be reported in conferences during the first half of 2015.

We intend to submit an amendment to our IND after the completion of the extractables and leachables study to address the FDA’s request in the first half of 2015. Our next U.S. trials are planned to commence in the second half of 2015; therefore, the FDA’s hold has not had, and we anticipate it will not have, an impact on the timeline of our trials.

The primary endpoints of this study were to assess the safety, tolerability and pharmacokinetics of six dose regimens of ND0612H and ND0612L compared to the patient’s standard oral doses of LD/CD, including high and low concentrations of carbidopa and the concomitant administration of oral entacapone. Sixteen advanced Parkinson’s Disease patients (all of whom completed the study), with motor fluctuations, chronically treated with standard of care oral LD/CD, were enrolled in the study and were treated with ND0612L (n=9) or ND0612H (n=7) for eight hours per day, for three consecutive days, with high and low doses of CD, and with adjunct oral entacapone.

In December 2014, we successfully completed the study. A top-line, intent-to-treat analysis of the study results showed that plasma levodopa levels were proportionate to dose and, with ND0612H, achieved maximum daytime concentrations of 1,333ng/ml and 1,436ng/ml (with different CD concentrations in the formulation), and 1,807ng/ml with adjunct dosing of oral entacapone. ND0612L achieved maximum daytime concentrations of 528ng/ml and 477ng/ml (with different CD concentrations in the formulation), and 596ng/ml with adjunct dosing of oral entacapone. The study showed that fluctuations in plasma levodopa levels were markedly reduced when comparing oral LD/CD dosing to ND0612H and ND0612L. Per-protocol analysis, that omitted three data sets from two patients because of concomitant use of oral levodopa, yielded similar plasma levodopa values.

The chart below presents the plasma levodopa concentrations obtained with ND0612H and ND0612L and with entacapone.

In this study, treatment with ND0612L and ND0612H did not raise safety and tolerability concerns, causing only minimal and transient local reactions at the infusion site and no particular systemic adverse events, which corroborates the results obtained in previous studies. We believe these results suggest that ND0612H could provide an effective treatment option for the majority of advanced Parkinson’s disease patients that are considering or are currently treated with DBS or Duodopa.

Current and future clinical trials with ND0612H and ND0612L

On April 10, 2012, we held a pre-IND meeting with the FDA. In this meeting, the FDA stated that ND0612L was eligible for the submission of a 505(b)(2) regulatory pathway application, which allows expedited regulatory approval, see “— Government Regulation — United States — Section 505(b)(2) NDAs.” The FDA also provided a clinical trials framework that would allow a 505(b)(2) submission for ND0612L. We intend to meet with the FDA in the first half of 2015 to confirm our clinical developmental plan for ND0612H. Similarly, we intend to have preliminary discussions with the EMA seeking scientific advice on our product candidates in order to expedite the marketing approval process in Europe.

The clinical trials and regulatory development of ND0612H and ND0612L partly overlap as both products have similar reformulations of the same active drug substance, LD/CD. Accordingly, we have planned the following clinical trials and are currently discussing the following clinical plan with regulatory agencies in the United States and Europe:

Study	Estimated Completion Date	Population Type*	Design**	No. Patients	Primary Endpoint	Treatment Duration
Clinical Development of ND0612H
Phase II	First half 2016	PD with at least 2.5 hours of “off” time per day and symptoms not being adequately controlled	Open	30	Efficacy	Two to four weeks
Pivotal Phase III	Second half 2017	PD with at least 2.5 hours of “off” time per day and symptoms not being adequately controlled	DB	80 – 120	Efficacy	16 weeks
Safety follow-up	Second half 2017	PD with motor complications	Open	50 to 150	Local safety	Six to 12 months
Clinical Development of ND0612H
Pivotal 1 Phase III	First half 2017	PD with at least 2.5 hours of “off” time per day	DB	240-360	Efficacy	Six weeks
Pivotal 2 Phase III	First half 2017	PD with at least 2.5 hours of “off” time per day	DB	360	Efficacy	12 weeks
Safety follow-up	First half 2017	PD with motor complications	DB	50 to 150	Local safety	Six to 12 months

*	“PD” stands for patients suffering from Parkinson’s disease.
**	”DB” stands for double-blind study.

Planned Studies

•          Pivotal 1 Phase III - ND0612L — United States and Europe.  We plan to initiate a multicenter, double-blind, placebo-controlled, Phase II/III study of 240 to 360 subjects with Parkinson’s disease, who experience at least 2.5 hours of “off” time per day. We expect this study to commence during the second half of 2015. The purpose of the study is to assess the efficacy, safety, tolerability and pharmacokinetics of one or two doses of ND0612L in patients suffering from moderate to severe Parkinson’s disease. Subjects will be treated for six weeks. The primary endpoint is the reduction of “off” time. The co-secondary endpoints are the effect on dyskinesia and quality of life. Additional exploratory endpoints include non-motor functions. We expect results in the first half of 2017.

•          Pivotal 2 Phase III - ND0612L — United States and Europe.  We plan to initiate a multi-center, double-blind, placebo-controlled, randomized pivotal Phase III study of approximately 360 subjects with Parkinson’s disease, who experience at least 2.5 hours of “off” time per day. We expect this study to commence during the second half of 2015. The purpose of this study is to assess the efficacy, safety, tolerability and pharmacokinetics of one dose of ND0612L in patients suffering from moderate to severe Parkinson’s disease. Subjects will be treated for twelve weeks and will be separated into three treatment groups in a 1:1:1 ratio, with all patients remaining on their standard LD/CD dose: (i) placebo; (ii) active comparator; and (iii) continuous subcutaneous infusion of ND0612L. The primary endpoint is the reduction of “off” time. The co-secondary endpoints are the effect on dyskinesia and quality of life. Additional exploratory endpoints include non-motor functions. We expect results in the first half of 2017.

•          Phase II - ND0612H — United States and Israel.  We expect to commence a multicenter, open-label Phase II study of approximately 30 subjects, with Parkinson’s disease, who experience at least 2.5 hours of “off” time per day and whose symptoms are not adequately controlled. We expect this study to commence in the second half of 2015. The primary endpoints are to assess the effect of one to two doses of ND0612H on “off” time and dyskinesia in comparison to standard LD/CD therapy. Subjects will be treated for two to four weeks and assessments related to their “off” time and dyskinesia will be provided. We anticipate results in the first half of 2016.

•          Pivotal Phase III - ND0612H — United States and Europe.  We plan to initiate a replacement Phase III multi-center, double-blind, double-dummy placebo-controlled randomized study of approximately 80 to 120 patients suffering from severe Parkinson’s disease. Subjects must experience at least 2.5 hours of “off” time per day and their symptoms must not be adequately controlled with optimized medical therapy. We expect to commence this study during the second half of 2016. The purpose of this study is to assess the efficacy, safety, tolerability and pharmacokinetics of one dose of ND0612H versus standard oral treatment in patients suffering from severe Parkinson’s disease. Subjects will be randomized in a 1:1 ratio of ND0612H to standard oral LD/CD administration with both groups titrated to an optimal state. The primary endpoint is the reduction of “off” time, while the secondary endpoint is troublesome dyskinesia. Exploratory endpoints are an assessment of the effect of ND0612H’s continuous infusion on non-motor features. We expect results in the second half of 2017.

•          Safety Follow-up Studies - ND0612H and ND0612L — United States and Europe.  We plan to initiate a multicenter, open extension studies of each of ND0612H and ND0612L, to follow between 50 and 150 subjects respectively who participated in our earlier Phase II and III clinical trials in order to assess the long-term safety, particularly dermal safety, of continuous subcutaneous infusion of ND0612H and ND0612L. We expect these safety follow-up studies to commence in the second half of 2015 and to last approximately six to 18 months.

Clinical development and overall safety assessment

Based on our clinical trials to date, there was no increased pattern in the type, severity or frequency of adverse events, with patients primarily experiencing mild and transient side effects. Examination of the skin at the application site revealed temporary, circumscribed, firm areas under the skin, varying in size from a pinhead to one square centimeter, which were noted only upon deep palpation and were not associated with pain or discomfort. Other safety parameters, including physical examination, vital signs and electrocardiograms did not reveal any notable issues or differences between study groups.

Pharmacokinetic Studies

We initially plan to seek marketing authorization in Europe based on our planned pharmacokinetic trials for both ND0612H and ND0680:

        ND0612H

The below pharmacokinetic studies for ND0612H are planned to support our EU regulatory file. On October 7, 2014, we had a positive meeting with the EMA regarding ND0612H, and on October 23, 2014 the EMA confirmed in a letter that it had agreed with our proposal to conduct pharmacokinetic similarity studies comparing ND0612H and Duodopa (using a nasal feeding tube) in healthy volunteers. If we are successful in such studies and the EMA accepts our pharmacokinetic study results as evidencing that ND0612H has bioequivalence. to Duodopa, the EMA may be willing to accept a reduced clinical trial data package.

•	Pharmacokinetic Pilot — Europe and Israel. We have initiated preparations for an open-label, Phase IIa study of up to 20 healthy volunteers. We expect this study to commence in the first half of 2015. The primary endpoint is to define the bioequivalent dose of the LD/CD plasma concentrations of ND0612H compared to Duodopa. We expect results in the second half of 2015. Depending on the regulatory development of Duodopa in the United States and the results of this trial, we may conduct additional studies in the United States.

•	Pharmacokinetic Bioequivalence (Europe). We plan to initiate an open-label, bioequivalence study of 20 to 40 healthy volunteers. We expect to commence the study in the second half of 2015. The purpose of the study is to compare the bioequivalence of ND0612H with that of Duodopa. We expect results in the first half of 2016.

        ND0680

•	Pharmacokinetic Bioequivalence. We plan to initiate an open-label, bioequivalence study for approximately 20 patients suffering from severe Parkinson’s disease. We expect to commence the study in the second half of 2015. The purpose of the study is to compare the pharmacokinetics of the continuous duodenal infusion of ND0680 with that of Duodopa. We anticipate that the treatment duration of this study will be from four to six days. We expect results in the second half of 2016.

ND0701

ND0701 is designed to offer a next-generation alternative to an existing continuously administered apomorphine product, which is currently approved and sold outside the United States. ND0701 is for severe Parkinson’s disease patients who may not respond well to LD/CD, but who do respond well to apomorphine, an alternative drug used to treat Parkinson’s disease. The currently available apomorphine product has several limitations, including local side effects such as pain and nodules. Based on our preclinical studies, ND0701 has improved local tolerability and requires as little as one-seventh of the standard daily volume of currently prescribed apomorphine to achieve therapeutic levels.

The CRONO ND belt pump used to administer ND0612L is used to continuously administer ND0701 for 24 hours a day. This drug-device combination will allow for greater mobility and convenience of patients, while substantially reducing the pain associated with currently available subcutaneous apomorphine-based treatment. We expect to seek approval to initiate clinical trials in Europe for ND0701 in the second half of 2015.

Preclinical trial

We have conducted multiple preclinical studies and based on such studies, including histological and MRI evaluations, the pharmacokinetics of ND0701 and the commercial apomorphine-HCl solution, Apo-Go, are equivalent. Also, ND0701 has favorable local safety, even when administered at concentrations five times higher than Apo-Go.

Planned and future clinical trials

•	Pharmacokinetic Bioequivalence. We plan to initiate an open-label, bioequivalence study of approximately 20 patients suffering from severe Parkinson’s disease. We may also conduct the study in healthy volunteers, which we believe would shorten development timelines significantly. We are seeking the advice of the regulatory authorities in Europe regarding this possibility. We expect to commence preparations for the study in the second half of 2015. The purpose of this study is to compare the pharmacokinetics of the continuous subcutaneous infusion of ND0701 with that of the commercial apomorphine. We anticipate that the treatment duration of this study will be from four to six days. We expect that results of this study will be available in the second half of 2016.

Cognition and our ND0801 Product Candidate

We are also developing a product candidate, ND0801, to treat cognition disorders associated with CNS diseases, such as ADD/ADHD, Alzheimer’s disease and schizophrenia. Cognition refers to mental processes and brain functions that involve one’s ability to learn, understand and remember information; to organize, plan and problem-solve; to focus, maintain and shift attention; and to understand and use language. The therapeutic drugs most commonly used to treat the symptoms associated with ADD/ADHD are stimulants, such as Ritalin and Adderall, which have significant abuse and misuse potential because their use is associated with severe psychological or physical dependence. Non-stimulant drugs may also be prescribed to treat the symptoms associated with ADD/ADHD, although the significant side effects of such drugs, including fatigue, decreased appetite, sexual problems, palpitations, increased heart rate and high blood pressure, have limited their use.

To treat cognition disorders associated with CNS diseases, we are developing ND0801, a non-addictive treatment, which is a combination of nicotine and opripramol. We are currently testing ND0801 to be administered via a transdermal patch for the treatment of ADD/ADHD, but we may consider treating other cognition disorders associated with Alzheimer’s disease, schizophrenia or Parkinson’s disease with this product candidate, as well. For ADD/ADHD, we believe our ND0801 drug candidate, will eliminate the side effects associated with the current standard of care, which are addiction and toxicity.

Preclinical studies and development

We have conducted preclinical studies to examine the effect of opipramol on nicotine addiction in animals. In one such study, we tested the effect of opripramol on the withdrawal symptoms associated with nicotine in animal model. This study consisted of eight separate groups with either six or seven subjects per group: group 1 received a saline solution for nine days and served as the control group; group 2 received nicotine for seven days; groups 3 and 4 received opripramol for ten days; groups 5 and 6 received opripramol and nicotine for seven days and just opripramol one day prior and one day after co-administration with nicotine; and groups 7 and 8 received nicotine for seven days and opripramol on the eighth day. Per our examination of the subjects following the end of nicotine administration, we determined that daily oral administration of opipramol with nicotine materially reduces the occurrence of nicotine withdrawal symptoms 23-24 hours after ceasing nicotine administration. In another preclinical study, we injected nicotine into rats, which produced a typical 1.5 degree reduction in the rats’ body temperature. Following controlled, repeated injections, the effect of nicotine on the rats’ body temperature was significantly reduced overtime. In contrast, repeated injections of a combination of nicotine and opipramol maintained nicotine’s effect on body temperature.

Clinical trials

We are also conducting an open-label Phase IIa proof-of-concept study with 30 patients suffering from ADD/ADHD at two centers in Israel. The study is designed to examine the safety, tolerability and optimal therapeutic doses of ND0801, within the approved range, and evaluate the cognitive improvement in the subjects following treatment with escalating doses of ND0801 using standard cognition scale tests and computerized tests. Following the final results of the Phase IIa study, we will examine what specific cognition indications to pursue. We expect to develop a more detailed clinical plan for ND0801 by the first half of 2015.

Research and Development

Our research and development strategy is centered on continuing the clinical development of our product candidates and developing additional formulations based on well-established drugs for high-value indications. Our research and development team, located at our facilities in Rehovot, Israel, consisted of 15 employees as of December 31, 2014 and is supported by highly experienced consultants, comprised of our clinical guidance committee and scientific advisory board, in various research and development disciplines.

Our clinical guidance committee and scientific advisory board are comprised of:

•	Warren Olanow, MD—Dr. Olanow is a Professor and the Chairman Emeritus of the Department of Neurology at the Mount Sinai School of Medicine in New York City, New York. His clinical and basic science research efforts are directed toward defining more effective therapies for Parkinson’s disease and other neurodegenerative disorders. He is a member of the executive committee of the Michael J. Fox Foundation Scientific Advisory Board and is presently Co-Editor-in-Chief of the journal Movement Disorders.

•	Olivier Rascol, MD—Dr. Rascol is a Professor of Clinical Pharmacology at Toulouse University Hospital in Toulouse, France. Dr. Rascol has been actively involved in the development of several marketed anti-Parkinsonian medications.
•	Karl Kieburtz, MD, MPH—Dr. Kieburtz is the Director of the Clinical and Translational Science Institute in Rochester, New York and a Professor and Senior Associate Dean at the University of Rochester in Rochester, New York. He has led numerous multi-site projects in neurodegenerative diseases and has served on and chaired various research groups related to Parkinson’s disease research and other neurological conditions. He has served as the Chair of the Executive Committee of the Parkinson Study Group and has served on the International Executive Committee of the Movement Disorders Society, the Executive Council of the American Neurological Association, and the Chair of the Peripheral and Central Nervous System Advisory Committee of the FDA.
•	Peter A. LeWitt, MD—Dr. LeWitt is a Professor of Neurology at Wayne State University School of Medicine in Detroit, Michigan and directs the Parkinson’s Disease and Movement Disorders Program at Henry Ford Hospital in West Bloomfield, Michigan. Dr. LeWitt has directed laboratory research investigating neurochemical mechanisms and diagnostic markers in Parkinson’s and Alzheimer’s diseases.
•	Nir Giladi, MD—Dr. Giladi is the Chairman and a Professor at the Department of Neurology in the Tel Aviv Medical Center in Tel Aviv, Israel, Director of the Department of Neurology Sackler School of Medicine in Tel Aviv University and Chairman of the Medical Advisory Board to the Israeli Parkinson Association. Dr. Giladi specializes in movement disorders and is past treasurer of the International Society for Parkinson’s disease and other movement disorders.
•	John Nutt, MD—Dr. Nutt is a Professor of Neurology and Physiology & Pharmacology, Co-Founder and Emeritus Director of the OHSU Parkinson Center of Oregon and Movement Disorders Program in Portland, Oregon and Emeritus Director of the Portland VAMC Parkinson’s Disease Research, Education and Clinical Center in Portland, Oregon. Dr. Nutt conducts innovative research in movement disorders.
•	Werner Poewe, MD—Dr. Poewe is Professor of Neurology and Director of the Department of Neurology at Innsbruck Medical University in Innsbruck, Austria. Dr. Poewe’s main research interests are in the field of movement disorders with particular emphasis on the clinical pharmacology of Parkinson’s disease and dystonia. He served as President of the International Movement Disorder Society as well as the past Chair of the Movement Disorders Society/European Section. He has authored and co-authored numerous original articles and reviews in the field of movement disorders.

We received government grants (subject to the payment of royalties) as part of our research and development programs approved by OCS. In the years ended December 31, 2012, 2013 and 2014, we had received in the aggregate $1.4 million, $1.5 million and $1.9 million, respectively, from OCS for our research and development programs. Additionally, we receive funding for our clinical trials through private offerings, convertible loans and third-party grants.

For example, the MJFF awarded us one grant totaling $1.0 million to support our Phase I trial for ND0612L, or the 2010 Grant, and a second 18-month grant totaling $1.0 million to support our Phase II clinical study of ND0612L, or the 2013 Grant. We have performed all of our obligations under the 2010 Grant and have ongoing reporting and royalty obligations under the 2013 Grant. Pursuant to the 2013 Grant, we are obligated to pay the MJFF royalties of 10% of the revenue received from the option, license, sale, transfer or use of ND0612L, its derivative product candidates or any new invention arising from the project or any product incorporating such invention after approval for marketing. We are obligated to pay a maximum of $2.0 million in such royalty payments to MJFF, after which no future royalty obligation exists. On August 27, 2014, we received the final installment of approximately $0.3 million.

We incurred approximately $2.4 million, $2.6 million and $8.1 million in research and development expenses, net, in the years ended December 31, 2012, 2013 and 2014, respectively. See “ITEM 5 Operating and Financial Review and Prospects— Components of Statement of Operations — Operating expenses — Research and development expenses.”

We engage third-party research organizations to conduct clinical tests and preclinical studies to support the efficacy and safety of our products and their ingredients and to extend and validate their benefits for human health. Preclinical studies allow us to substantiate the safety of our products and obtain preliminary indications of their pharmacological profile. As of December 31, 2014, third-party research organizations had conducted more than three preclinical studies, according to the principles of Good Laboratory Practices, or GLP, and more than six clinical studies, according to the principles of GCP, for our product candidates.

Manufacturing, Supply and Production

The manufacturing of our product candidates is subject to strict safety requirements and compliance with cGMP. As we seek regulatory approval in the United States and other jurisdictions for our product candidates, the FDA or other applicable agencies may inspect the manufacturing plant in which our products are manufactured to confirm it meets all regulatory requirements. Any changes in the production processes for our product candidates for advanced clinical trials under an IND must be approved by regulatory authorities in these jurisdictions.

The active ingredients in our ND0612H, ND0612L and ND0680 are LD/CD, which are approved for use in several jurisdictions, including the United States and Europe. We currently acquire LD/CD for use in our clinical trials on a purchase order basis from Nextar Chempharma Solutions Ltd., a cGMP-compliant manufacturer located in Israel. We entered into an agreement with a reputable U.S. cGMP drug product manufacturer in order to ensure we have sufficient amounts of the drug products for our planned clinical trials and for marketing ND0612H and ND0612L if and when they are approved.

Additionally, we engage a third-party supplier to provide the CRONO ND and CRONO Twin ND medical devices for the administration of our Parkinson’s disease product candidates. We currently acquire the majority of our medical devices from an Italian manufacturer on a purchase order basis. While we have not entered into supply agreements with our suppliers, we are in discussions with suppliers to establish long-term supply agreements. Moreover, two of our suppliers are currently developing new medical devices related to the administration of our product candidates. In order to continue enhancing our product candidates, we may participate in funding certain activities of such suppliers for the development of new medical devices. We have agreed on the design with a third-party manufacturer of a next-generation patch pump device for use with our ND0612L and ND0701 product candidates.

The active ingredient in ND0701 is apomorphine, which is approved for continuous administration in the European Union and for acute administration for rescue purposes in the United States and the European Union. We currently acquire the apomorphine used in our clinical trials on a purchase order basis from a US-based DMF holder. We entered into an agreement with an EU cGMP CMO for the manufacturing of the product candidate for future clincal studies and, upon marketing approval, commercial use.

The active drug substances in ND0801 are nicotine and opipramol. Nicotine is approved in the United States for smoking cessation, as an over-the-counter drug, as skin patches, chewing gum or lozenges, and with a prescription, as a nasal spray or an oral inhaler. Opipramol is approved for the treatment of anxiety disorder and depression in several jurisdictions, including Germany, Israel, Switzerland and Turkey. We purchase both the active drug substances for use in our clinical trials of ND0801 and the transdermal patch for ND0801 from local pharmacies in Israel. We are in the process of identifying appropriate suppliers and CMOs for the optimization and scale up of this product.

Marketing, Sales and Distribution

We currently do not have any sales, marketing or distribution infrastructure. In the event we receive regulatory approval for our product candidates, we intend, where appropriate, to pursue commercialization relationships with pharmaceutical companies and other strategic partners in order to gain access to global markets. In the long term, we may build an internal commercial infrastructure.

Intellectual Property

Our intellectual property and proprietary technology are important to the development, manufacture and future sale of our product candidates. We seek to protect our intellectual property, core technologies and other know-how through a combination of patents, trademarks, trade secrets, non-disclosure and confidentiality agreements, assignments of invention and other contractual arrangements with our employees, consultants, partners, suppliers, customers and others. We submit patent applications under the PCT, which is an international patent law treaty that provides a unified procedure for filing a single initial patent application to further seek patent protection for an invention simultaneously in each of the member states. Although a PCT application cannot issue as a patent, it allows the applicant to seek protection in any of the member states through national-phase applications.

Our patents and patent applications underlying our product candidates cover specific compositions and methods of use of the active drug substances for the ND0612H, ND0612L, ND0680 and ND0801 product candidate programs. For the ND0612H, ND0612L and ND0680 product candidate programs, we have five patents and seven allowed applications, including patents in the United States, Japan, South Africa and New Zealand, and have more than 35 pending patent applications worldwide, including four national phase international applications filed under the PCT. Absent patent-term extensions, these patents will expire between 2030 and 2031. Additional patent applications we have filed in this family, if approved, will expire in 2035. In addition, we have one pending international PCT application for the composition of ND0701. In relation to the composition and method of use related to ND0801, we have currently been granted four patents and two allowed applications, including patents in Australia, Japan, Mexico, and the United States and have more than 10 pending patent applications worldwide pursuant to one national phase international application filed under the PCT. Such patents will expire between 2028 and 2031 absent patent-term extensions.

While our policy is to obtain patents by application, license or otherwise, to maintain trade secrets and to seek to operate without infringing on the intellectual property rights of third parties, technologies related to our business have been rapidly developing in recent years. Loss or invalidation of certain of our patents, or a finding of unenforceability or limited scope of certain of our intellectual property, could have a material adverse effect on us. Additionally, patent applications that we may file or license from third parties may not result in the issuance of patents, and our issued patents and any issued patents that we may receive in the future may be challenged, invalidated or circumvented. For example, we cannot predict the extent of claims that may be allowed or enforced upon our patents nor be certain of the priority of inventions covered by pending third-party patent applications. If third parties prepare and file patent applications that also claim technology or therapeutics to which we have rights, we may have to partake in proceedings to determine priority of invention, which could result in substantial costs to us, even if the eventual outcome is favorable to us. Moreover, because of the extensive time required for clinical development and regulatory review of a product we may develop, it is possible that, before any of our product candidates can be commercialized, related patents will have expired or will expire a short period following commercial launch, thereby reducing the advantage of such patent. Loss or invalidation of certain of our patents, or a finding of unenforceability or limited scope of certain of our intellectual property, could have a material adverse effect on us. See “ITEM 3.B Risk Factors — Risks Related to Our Intellectual Property — Our success depends in part on our ability to obtain and maintain protection for the intellectual property relating to or incorporated into our technology and products.”

In addition to patent protection, we also rely on trade secrets, including unpatented know-how, technology innovation, drawings, technical specifications and other proprietary information in attempting to develop and maintain our competitive position. We also rely on protection available under trademark laws, and we are currently in the process of registering the trademark for “NeuroDerm,” in various jurisdictions, including the United States, the European Union and Israel.

Competition

The medical, biotechnology and pharmaceutical industries are intensely competitive and subject to significant technological change and changes in practice. While we believe that our innovative technology, knowledge, experience and scientific resources provide us with competitive advantages, we may face competition from many different sources with respect to our product candidates that we may seek to develop or commercialize in the future. Academic institutions, governmental agencies and other public and private research organizations are also conducting research activities and seeking patent protection and may commercialize products on their own or through joint ventures. Smaller or other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies.

Additionally, many of our potential competitors have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of drug candidates, obtaining FDA and other regulatory approvals of products and the commercialization of those products. Accordingly, our competitors may be more successful than we may be in obtaining FDA and other marketing approvals for drugs and achieving widespread market acceptance. Our competitors’ drugs may be more effective, or more effectively marketed and sold, than any drug we may commercialize and may render our product candidates obsolete or non-competitive before we can recover the expenses of developing and commercializing the product.

Parkinson’s Disease

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products, treatments or procedures that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any product that we may develop. Specifically, we may compete with companies that attempt to decrease the sharp fluctuations and improve the bioavailability and short-life associated with orally administered LD/CD, such as Impax Laboratories Inc., XenoPort, Inc., Intec Pharma Ltd. and Depomed, Inc., which are developing oral LD/CD drugs that include a controlled release or gastric retention attribute in order to decrease the gastronomical tract’s impact on the concentration of levodopa. Similarly, Synagile Corporation is seeking to develop an ester form of levodopa for continuous subcutaneous administration. If such products are approved and successfully improve the bioavailability of LD/CD or an alternative drug, the demand for our Parkinson’s disease product candidates may be significantly reduced.

Companies may also develop products that address other aspects of Parkinson’s disease, such as Civitas Therapeutics, Inc., which is developing a rescue, or on demand, levodopa product to address acute “off” episodes commonly associated with levodopa therapy, and Cynapsus Therapeutics, Inc., which is developing an apomorphine product to address acute “off” episodes. While such products would not directly compete with our Parkinson’s’ product candidates, as they address specific effects of Parkinson’s disease, such treatment may reduce the demand of our Parkinson’s disease product candidates.

Moreover, if one of our Parkinson’s disease product candidates obtains approval in the future, we believe that we would compete with traditional surgery and existing drug treatments of Parkinson’s disease, including the “gold standard” of treatment for the past 30 years, oral administration of levodopa. Additionally, we may directly compete with DBS and AbbVie Inc.’s product, Duodopa, a LD/CD drug solution that comes in a gel form and is approved in the United States and in several jurisdictions including Europe, Canada and Australia. Additionally, Duodopa, which is marketed in the United States under the name Duopa, has received orphan drug designation in the United States for the treatment of severe stage Parkinson’s disease. Accordingly, we may not be permitted to market a product that competes with Duopa for such indications until the expiration of its orphan drug market exclusivity period, which will occur seven years after such approval. In cases where Parkinson’s disease patients have already undergone surgery for insertion of the tubing necessary to administer Duodopa and where patients seek a similar but less obstructive product to Duodopa, we hope to offer ND0680 as a product that is conceptually interchangeable with Duodopa, while offering continuous 24-hour treatment through a smaller device.

In addition, if approved, our apomorphine-based product candidate, ND0701, would directly compete with other non-LD/CD treatments. For example, in Europe Britannia Pharmaceuticals Limited (part of the STADA Arzneimittel AG group of companies) currently markets a Parkinson’s disease therapy that administers apomorphine, Apo-Go, via a belt pump. However, patients that use Apo-Go may suffer from painful local reactions at the injection site, necessitating auxiliary treatments.

Based on our clinical trials, we believe that our Parkinson’s disease product candidates will have a sustainable competitive advantage over non-surgical alternatives and a clear advantage over surgery. See “— Parkinson’s Disease Product Candidates” for the results of our clinical trials.

Other Cognitive Disorders

Similarly, although we are in the clinical phase of ND0801 for the treatment of other cognitive disorders, such as ADD/ADHD, if ND0801 obtains approval in the future, we would compete with current treatments. For example, we are aware that a number of existing treatments for ADD/ADHD are currently on the market and are marketed by pharmaceutical companies that may be far larger and more experienced than us. Current competitor drugs to ND0801 for the treatment of ADD/ADHD include stimulants such as Ritalin and Adderall, as well as the non-stimulant drugs Strattera, Intuniv and Kapvay. Further, we recognize that patients and doctors are often unwilling to change medications, and this factor may make it difficult for ND0801 to penetrate the market, even if it receives FDA approval. However, based on our clinical trials, we believe that ND0801 will have a sustainable competitive advantage over the current alternatives, and at the very least offer an alternative mode of administration. See “— Cognition and our ND0801 Product Candidate” for the results of our clinical trials.

Government Regulation

Our business is subject to extensive government regulation. Regulation by governmental authorities in the United States, the European Union and other jurisdictions is a significant factor in the development, manufacture and marketing of our product candidates and in ongoing research and development activities. On April 10, 2012, we held a pre-IND meeting with the DNP. In this meeting, the DNP stated that ND0612L would be eligible for the submission of a 505(b)(2) regulatory pathway application, which allows expedited approval with reduced clinical trials, see — “United States — Section 505(b)(2) NDAs.” The DNP also provided a clinical trials framework that would allow for a 505(b)(2) submission. We therefore seek to submit an NDA pursuant to section 505(b)(2) of the FDCA in the first half of 2017. On May 22, 2014, the EMA confirmed that our product candidate, ND0612H, was eligible for a European Union marketing authorization application via a centralized procedure, which allows ND0612H to be able to benefit from more streamlined access to the EU market.

United States

Review and Approval of Drug Products

In the United States, the FDA regulates drugs under the FDCA and related regulations and other laws. Drug products require the submission of a NDA and approval by the FDA prior to being marketed in the United States. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant to a variety of administrative or judicial sanctions, and enforcement actions brought by the FDA, the Department of Justice or other governmental entities. Possible sanctions may include the FDA’s refusal to approve pending NDAs, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties.

The process required by the FDA prior to marketing and distributing a drug product in the United States generally involves the following:

•	completion of laboratory tests, animal studies and formulation studies in compliance with the FDA’s GLP or GMP regulations, as applicable;
•	submission to the FDA of an IND, which must become effective before clinical trials may begin;
•	approval by an IRB at each clinical site before each trial may be initiated;
•	performance of adequate and well-controlled clinical trials in accordance with GCP to establish the safety and efficacy of the product for each indication;
•	preparation and submission to the FDA of a NDA or supplemental NDA;
•	satisfactory completion of an FDA advisory committee review, if applicable;
•	satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with cGMP requirements, and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity; and
•	payment of user fees and FDA review and approval of the NDA.

Preclinical Studies

Preclinical studies include laboratory evaluation, as well as animal studies to assess the potential safety and efficacy of the product candidate. Preclinical safety tests must be conducted in compliance with FDA regulations regarding good laboratory practices. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must become effective before clinical trials may be commenced.

Clinical Trials in Support of an NDA

Clinical trials involve the administration of an investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written study protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless, before that time, the FDA raises concerns or questions related to a proposed clinical trial and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin.

In addition, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health for public dissemination on their ClinicalTrials.gov website.

Clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

•	Phase 1: The drug is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage.
•	Phase 2: The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•	Phase 3: The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

Section 505(b)(2) NDAs

NDAs for most new drug products are based on two full clinical studies, which must contain substantial evidence of the safety and efficacy of the proposed new product. These applications are submitted under Section 505(b)(1) of the FDCA. However, the FDA is authorized to approve an alternative type of NDA under Section 505(b)(2) of the FDCA. This type of application allows the applicant to rely, in part, on the FDA’s previous findings of safety and efficacy for a similar product, or published literature. Specifically, Section 505(b)(2) applies to NDAs for a drug for which the investigations made to show whether or not the drug is safe for use and effective in use and relied upon by the applicant for approval of the application “were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted.”

Thus, Section 505(b)(2) authorizes the FDA to approve an NDA based on safety and effectiveness data that were not developed by the applicant. NDAs filed under Section 505(b)(2) may provide an alternate and potentially more expeditious pathway to FDA approval for new or improved formulations or new uses of previously approved products. If the 505(b)(2) applicant can establish that reliance on the FDA’s previous approval is scientifically appropriate, the applicant may eliminate the need to conduct certain preclinical or clinical studies of the new product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new drug candidate for all or some of the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

As our Parkinson’s disease product candidates are based on reformulations of FDA-approved drugs, levodopa and carbidopa, we intend to submit an NDA under Section 505(b)(2), which may result in an expedited FDA approval.

Submission of an NDA to the FDA

In the United States, we intend to initiate a Phase II pivotal study to support a Section 505(b)(2) NDA submission to the FDA. The results of the preclinical studies and clinical trials, together with other detailed information, including information on the manufacture, control and composition of the product, are submitted to the FDA as part of an NDA requesting approval to market the product candidate for a proposed indication. Under federal law, the submission of most NDAs is additionally subject to an application user fee, currently exceeding $2.1 million, and the sponsor of an approved NDA is also subject to annual product and establishment user fees, currently exceeding $104,000 per product and $554,600 per establishment. These fees are typically increased annually. Each NDA submitted to the FDA for approval is typically reviewed for administrative completeness and reviewability within 45 to 60 days following submission of the application. If found complete, the FDA will “file” the NDA, thus triggering a full review of the application. The FDA may refuse to file any NDA that it deems incomplete or not properly reviewable at the time of submission. The FDA’s established goal is to review 90% of NDA applications and original efficacy supplements given “Priority” status within six months and 90% of applications and original efficacy supplements given “Standard” status within ten months, whereupon a review decision is to be made. The FDA, however, may not approve a drug within these established goals, and its review goals are subject to change from time to time. Further, the outcome of the review, even if generally favorable, may not be an actual approval but rather an “action letter” that describes additional work that must be completed before the application can be approved.

Before approving an NDA, the FDA generally inspects the facilities at which the product is manufactured or facilities that are significantly involved in the product development and distribution process, and will not approve the product unless cGMP compliance is satisfactory. The FDA may deny approval of a NDA if applicable statutory or regulatory criteria are not satisfied, or may require additional testing or information, which can delay the approval process. FDA approval of any application may include many delays or may never be granted. If a product is approved, the approval will impose limitations on the indicated uses for which the product may be marketed, may require that warning statements be included in the product labeling, may require that additional studies be conducted following approval as a condition of the approval, may impose restrictions and conditions on product distribution, prescribing or dispensing in the form of a risk management plan, or may impose other limitations.

Once a product is approved, marketing the product for other indicated uses or making certain manufacturing or other changes requires FDA review and approval of a supplemental NDA or a new NDA, which may require additional clinical data. In addition, further post-marketing testing and surveillance to monitor the safety or efficacy of a product may be required. Also, product approvals may be withdrawn if compliance with regulatory standards is not maintained or if safety or manufacturing problems occur following initial marketing. In addition, new government requirements may be established that could delay or prevent regulatory approval of our product candidates under development.

Post-Approval Requirements

Any drug product for which we receive FDA approvals is subject to continuing regulation by the FDA. Certain requirements include, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information on an annual basis or more frequently for specific events, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements. These promotion and advertising requirements include, among others, standards for direct-to-consumer advertising, prohibitions against promoting drugs for uses or in patient populations that are not described in the drug’s approved labeling, known as “off-label use,” and other promotional activities, such as those considered to be false or misleading. Failure to comply with FDA requirements can have negative consequences, including the immediate discontinuation of noncomplying materials, adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties. Such enforcement may also lead to scrutiny and enforcement by other government and regulatory bodies. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not encourage, market or promote such off-label uses. As a result, “off-label promotion” has formed the basis for litigation under the federal False Claims Act, violations of which are subject to significant civil fines and penalties.

The manufacturing of our product candidates is and will be required to comply with applicable FDA manufacturing requirements contained in the FDA’s cGMP regulations. Our product candidates are manufactured at third-party facilities, which are cGMP certified. The FDA’s cGMP regulations require, among other things, quality control and quality assurance, as well as the corresponding maintenance of comprehensive records and documentation. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are also required to register their establishments and list any products they make with the FDA and to comply with related requirements in certain states. These entities are further subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in serious and extensive restrictions on a product, manufacturer or holder of an approved NDA, as well as lead to potential market disruptions. These restrictions may include recalls, suspension of a product until the FDA is assured that quality standards can be met, and continuing oversight of manufacturing by the FDA under a “consent decree,” which frequently includes the imposition of costs and continuing inspections over a period of many years, as well as possible withdrawal of the product from the market. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

The FDA also may require post-marketing testing, or Phase IV testing, as well as risk minimization action plans and surveillance to monitor the effects of an approved product or place conditions on an approval that could otherwise restrict the distribution or use of any of our product candidates.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may designate a drug product as an “orphan drug” if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a drug product available in the United States for treatment of the disease or condition will be recovered from sales of the product). A company must request orphan product designation before submitting a NDA. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan drug designation entitles a party to seven years of market exclusivity following drug product approval, but does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation, the product will be entitled to orphan product exclusivity. Orphan product exclusivity means that the FDA may not approve any other applications for the same product for the same indication for seven years, except in certain limited circumstances. Competitors may receive approval of different products for the indication for which the orphan product has exclusivity and may obtain approval for the same product but for a different indication. If a drug or drug product designated as an orphan product ultimately receives marketing approval for an indication broader than that designated in its orphan product application, it may not be entitled to exclusivity.

Abbreviated New Drug Applications for Generic Drugs

In 1984, with passage of the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the “Hatch-Waxman Act,” Congress authorized the FDA to approve generic drugs that are the same as drugs previously approved by the FDA under the NDA provisions of the statute. To obtain approval of a generic drug, an applicant must submit an abbreviated new drug application, or ANDA, to the agency. In support of such applications, a generic manufacturer may rely on the preclinical and clinical testing previously conducted for a drug product previously approved under a NDA, known as the reference listed drug, or RLD.

Specifically, in order for an ANDA to be approved, the FDA must find that the generic version is identical to the RLD with respect to the active ingredients, the route of administration, the dosage form, and the strength of the drug. At the same time, the FDA must also determine that the generic drug is “bioequivalent” to the innovator drug. Under the statute, a generic drug is bioequivalent to a RLD if “the rate and extent of absorption of the drug do not show a significant difference from the rate and extent of absorption of the listed drug. . . .”

Upon approval of an ANDA, the FDA indicates that the generic product is “therapeutically equivalent” to the RLD and it assigns a therapeutic equivalence rating to the approved generic drug in its publication “Approved Drug Products with Therapeutic Equivalence Evaluations,” also referred to as the “Orange Book.” Physicians and pharmacists consider an “AB” therapeutic equivalence rating to mean that a generic drug is fully substitutable for the RLD. In addition, by operation of certain state laws and numerous health insurance programs, the FDA’s designation of an “AB” rating often results in substitution of the generic drug without the knowledge or consent of either the prescribing physician or patient.

The FDCA provides a period of five years of non-patent data exclusivity for a new drug containing a new chemical entity. In cases where such exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification, in which case the applicant may submit its application four years following the original product approval. The FDCA also provides for a period of three years of exclusivity if the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the application. This three-year exclusivity period often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication.

Hatch-Waxman Patent Certification and the 30-Month Stay

Upon approval of a NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant’s product or an approved method of using the product. Each of the patents listed by the NDA sponsor is published in the Orange Book. When an ANDA applicant files its application with the FDA, the applicant is required to certify to the FDA concerning any patents listed for the reference product in the Orange Book, except for patents covering methods of use for which the ANDA applicant is not seeking approval. To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would.

Specifically, the applicant must certify with respect to each patent that:

•	the required patent information has not been filed;
•	the listed patent has expired;
•	the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or
•	the listed patent is invalid, unenforceable or will not be infringed by the new product.

A certification that the new product will not infringe the already approved product’s listed patents or that such patents are invalid or unenforceable is called a Paragraph IV certification. If the applicant does not challenge the listed patents or indicate that it is not seeking approval of a patented method of use, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired.

If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days after the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months after the receipt of the Paragraph IV notice, expiration of the patent, or a decision in the infringement case that is favorable to the ANDA applicant.

Patent Term Restoration and Extension

A patent claiming a new drug product may be eligible for a limited patent term extension under the Hatch-Waxman Act, which permits a patent restoration of up to five years for the patent term lost during product development and the FDA regulatory review. The restoration period granted is typically one-half the time between the effective date of an IND and the submission date of a NDA, plus the time between the submission date of a NDA and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved drug product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple drugs for which approval is sought can only be extended in connection with one of the approvals. The USPTO reviews and approves the application for any patent term extension or restoration in consultation with the FDA.

European Union

The approval process of medicinal products in the European Union generally involves satisfactorily completing each of the following:

•	laboratory tests, animal studies and formulation studies all performed in accordance with the applicable EU GLP or GMP regulations;
•	submission to the relevant national authorities of a clinical trial application, or CTA, which must be approved before human clinical trials may begin;
•	performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication;
•	submission to the relevant competent authorities of a marketing authorization application, or MAA, which includes the data supporting preclinical and clinical safety and efficacy as well as detailed information on the manufacture and composition and control of the product development and proposed labeling as well as other information;
•	inspection by the relevant national authorities of the manufacturing facility or facilities and quality systems (including those of third parties) at which the product is produced, to assess compliance with strictly enforced cGMP;
•	potential audits of the non-clinical and clinical trial sites that generated the data in support of the MAA; and
•	review and approval by the relevant competent authority of the MAA before any commercial marketing, sale or shipment of the product.

Quality/Preclinical studies

In order to assess the potential safety and efficacy of a product, tests include laboratory evaluations of product characterization, analytical tests and controls, as well as studies to evaluate toxicity and pharmacological effects in animal studies. The conduct of the preclinical tests and formulation of the compounds for testing must comply with the relevant EU regulations and requirements. The results of such tests, together with relevant manufacturing control information and analytical data, are submitted as part of the CTA.

Clinical trial approval

Pursuant to the Clinical Trials Directive 2001/20/EC, as amended, a system for the approval of clinical trials in the European Union has been implemented through national legislation of the member states. Under this system, approval must be obtained from the competent national authority of a EU member state in which a study is planned to be conducted. To this end, a CTA is submitted, which must be supported by an investigational medicinal product dossier and further supporting information prescribed by the Clinical Trials Directive and other applicable guidance documents. Furthermore, a clinical trial may only be started after a competent ethics committee has issued a favorable opinion on the CTA in that country.

Clinical drug development is often described as consisting of four temporal phases (Phase I- IV), see for example EMA’s note for guidance on general considerations for clinical trials (CPMP/ICH/291/95).

•	Phase I (Most typical kind of study: Human Pharmacology);
•	Phase II (Most typical kind of study: Therapeutic Exploratory);
•	Phase III (Most typical kind of study: Therapeutic Confirmatory); and
•	Phase IV (Variety of Studies: Therapeutic Use).

Studies in Phase IV are all studies (other than routine surveillance) performed after drug approval and are related to the approved indication.

The phase of development provides an inadequate basis for classification of clinical trials because one type of trial may occur in several phases. The phase concept is a description, not a set of requirements. The temporal phases do not imply a fixed order of studies since for some drugs in a development plan the typical sequence will not be appropriate or necessary.

Marketing authorization

Authorization to market a product in the EU member states proceeds under one of four procedures: a centralized authorization procedure, a mutual recognition procedure, a decentralized procedure or a national procedure. A marketing authorization may be granted only to an applicant established in the European Union.

The centralized procedure provides for the grant of a single marketing authorization that is valid for all EU member states, plus by extension the European Economic Area, or EEA, member states, Norway, Iceland and Liechtenstein. The centralized procedure is compulsory for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, and products with a new active substance indicated for the treatment of certain diseases. The centralized procedure is optional for those products that are highly innovative or for which a centralized process is in the interest of patients. Products that have received orphan drug designation in the European Union will qualify for this centralized procedure, under which each product’s marketing authorization application is submitted to the EMA. Under the centralized procedure in the European Union, the maximum time frame for the evaluation of a marketing authorization application is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the Committee of Medicinal Products for Human Use). On May 22, 2014, the EMA confirmed that our product candidate, ND0612H, was eligible for a European Union marketing authorization application via a centralized procedure, which allows ND0612H to be able to benefit from a more streamlined access to the EU market.

In general, if the centralized procedure is not followed, there are three alternative procedures where applications are filed with one or more member state medicines regulators, each of which will grant a national marketing authorization:

•	Mutual recognition procedure. If an authorization has been granted by one member state, or the Reference Member State, an application may be made for mutual recognition in one or more other member states, or the Concerned Member State(s).
•	Decentralized procedure. The decentralized procedure may be used to obtain a marketing authorization in several European member states when the applicant does not yet have a marketing authorization in any country.
•	National procedure. Applicants following the national procedure will be granted a marketing authorization that is valid only in a single member state. Furthermore, this marketing authorization is not based on recognition of another marketing authorization for the same product awarded by an assessment authority of another member state. If marketing authorization in only one member state is preferred, an application can be filed with the national competent authority of a member state. The national procedure can also serve as the first phase of a mutual recognition procedure.

It is not always possible for applicants to follow the national procedure. In the case of medicinal products in the category for which the centralized authorization procedure is compulsory, that procedure must be followed. In addition, the national procedure is not available in the case of medicinal product dossiers where the same applicant has already obtained marketing authorization in one of the other EU member states or has already submitted an application for marketing authorization in one of the other member states and the application is under consideration. In the latter case, applicants must follow a mutual recognition procedure.

After a drug has been authorized and launched, it is a condition of maintaining the marketing authorization that all aspects relating to its quality, safety and efficacy must be kept under review. Sanctions may be imposed for failure to adhere to the conditions of the marketing authorization. In extreme cases, the authorization may be revoked, resulting in withdrawal of the product from sale.

Cross-referral to innovator’s data

Articles 10(1) and 10(2)(b) of Directive 2001/83/EC provide the legal basis for an applicant to seek a marketing authorization on the basis that its product is a generic medicinal product (a copy) of a reference medicinal product that has already been authorized, in accordance with EU provisions. A reference product is, in principle, an original product granted an authorization on the basis of a full dossier of particulars and information. This is the main exemption used by generic manufacturers for obtaining a marketing authorization for a copy product. The generic applicant is not required to provide the results of preclinical studies and of clinical trials if its product meets the definition of a generic medicinal product and the applicable regulatory protection period for the results submitted by the innovator has expired. A generic medicinal product is defined as a medicinal product:

•	having the same qualitative and quantitative composition in active substance as the reference medicinal product;
•	having the same pharmaceutical form as the reference medicinal product; and
•	whose bioequivalence with the reference medicinal product has been demonstrated by appropriate bioavailability studies.

Applications in respect of a generic medicinal product cannot be made before the expiry of the regulatory protection period. For applications made after either October 30 or November 20, 2005 (depending on the approval route used), Regulation 726/2004 and amendments to Directive 2001/83/EC provide for a harmonized protection period regardless of the approval route utilized. The harmonized protection period is in total 10 years, including eight years of research data protection and two years of marketing protection. The effect is that the originator’s results can be the subject of a cross-referral application after eight years, but any resulting authorization cannot be exploited for a further two years. The rationale of this procedure is not that the competent authority does not have before it relevant tests and trials upon which to assess the efficacy and safety of the generic product, but that the relevant particulars can, if the research data protection period has expired, be found on the originator’s file and used for assessment of the generic medicinal product. The 10-year protection period can be extended to 11 years where, in the first eight years post-authorization, the holder of the authorization obtains approval for a new indication assessed as offering a significant clinical benefit in comparison with existing products.

If the copy product does not meet the definition of a generic medicinal product or if certain types of changes occur in the active substance(s) or in the therapeutic indications, strength, pharmaceutical form or route of administration in relation to the reference medicinal product, Article 10(3) of Directive 2001/83/EC provides that the results of the appropriate “bridging” preclinical studies or clinical trials must be provided by the applicant.

Well-established medicinal use

Under Article 10a of Directive 2001/83/EC, an applicant may, in substitution for the results of its own preclinical and clinical research, present detailed references to published literature demonstrating that the active substance(s) of a product have a well-established medicinal use within the European Union with recognized efficacy and an acceptable level of safety. The applicant is entitled to refer to a variety of different types of literature, including reports of clinical trials with the same active substance(s) and epidemiological studies that indicate that the constituent or constituents of the product have an acceptable safety/efficacy profile for a particular indication. However, use of the published literature exemption is restricted by stating that in no circumstances will constituents be treated as having a well-established use if they have been used for less than 10 years from the first systematic and documented use of the substance as a medicinal product in the EU. Even after 10 years’ systematic use, the threshold for well-established medicinal use might not be met. European pharmaceutical law requires the competent authorities to consider the period over which a substance has been used, the amount of patient use of the substance, the degree of scientific interest in the use of the substance (as reflected in the scientific literature) and the coherence (consistency) of all the scientific assessments made in the literature. For this reason, different substances may reach the threshold for well-established use after different periods, but the minimum period is 10 years. If the applicant seeks approval of an entirely new therapeutic use, route of administration or dosage form compared with that to which the published literature refers, additional preclinical and/or clinical results would have to be provided. Such so-called “mixed data” applications are considered complete, free-standing marketing authorizations that would be a valid reference product and may therefore benefit from a period of regulatory exclusivity.

Period of authorization and renewals

Marketing authorization shall be valid for five years in principle and the marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing member state. To this end, the marketing authorization holder shall provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization shall be valid for an unlimited period, unless the EMA, or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the drug on the EU market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization shall cease to be valid.

Orphan drug designation

In the European Union, the Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or a chronically debilitating condition affecting not more than five in 10,000 persons in the European Union. Additionally, designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug product.

In the European Union, orphan drug designation also entitles a party to financial incentives such as reduction of fees or fee waivers and 10 years of market exclusivity following drug product approval. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity or a safer, more effective or otherwise clinically superior product is available.

Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

Regulatory data protection

Without prejudice to the law on the protection of industrial and commercial property, some marketing authorizations benefit from an “8+2(+1)” year period of regulatory protection. During the first eight years from the grant of the innovator company’s marketing authorization, data exclusivity applies. After the eight years have expired, a generic company can make use of the preclinical and clinical trial data of the originator in their regulatory applications but still cannot market their product until the end of 10 years. An additional market exclusivity of one further year can be obtained if during the first eight years of those 10 years, the marketing approval holder obtains an approval for one or more new therapeutic indications which, during the scientific evaluation prior to their approval, are determined to bring a significant clinical benefit in comparison with existing therapies. Under the current rules, a third party may reference the preclinical and clinical data of the reference product beginning eight years after first approval, but the third party may market a generic version only after 10 (or 11) years have lapsed.

There is no formal “grant” of regulatory data exclusivity under EU law. The question is not whether a product benefits from regulatory data exclusivity per se, but rather whether a generic applicant can use it as a valid reference product. Generic applicants can only do so when the product is a valid reference product that has been approved for the requisite number of years. A product may be a valid reference product only if it has been approved on the basis of a complete dossier in accordance with EU standards. In general, such products comprise new active substances for new uses but, under some circumstances, the EU rules also allow data exclusivity for new uses of existing products.

New uses for existing products

As EU law currently stands, a new drug product based on a new use for an existing active substance may still benefit from the standard “8+2(+1)” period of regulatory data exclusivity protection under EU law, notwithstanding that products containing the same active substances have existed in the European Union for some time. However, this would require that the new product has been developed and approved based on a complete, free-standing marketing authorization dossier. Existing products containing the same active substance should not affect the regulatory data exclusivity of the new product unless the latter’s development was not truly independent, for example if the applicant has the benefit of licensing agreements with the holder of an existing product approval, e.g. to access or use associated data, or if the applicant and the existing approval holder are in some way linked. This is because the global marketing authorization concept under EU law provides that only one period of regulatory data exclusivity is possible. A product that is a line-extension of an existing product approved in the European Union, will not benefit from any additional data exclusivity protection.

New combinations of known active substances, such as LD/CD

Applications for approval of a combination of known substances do not usually need to contain data on the individual active substances, unless there are reasons why such data are necessary. However, the applicant will need to submit results of new preclinical tests or new clinical trials on the combination. As EU law currently stands, a new combination product comprising two known active substances will benefit from regulatory data exclusivity, at least as regards the data that the applicant submits on the safety and efficacy of the combination. However, the issue of data exclusivity for combination products is currently the subject of litigation by Teva before the CJEU. The question is whether a fixed dose combination product belongs to the same global marketing authorization as the earlier marketing authorizations for its individual component products and the combination should benefit from any further period of data exclusivity over and above the data exclusivity relating to the authorizations for the components.

Manufacturing

The manufacturing of authorized drugs, for which a separate manufacturer’s license is mandatory, must be conducted in strict compliance with the EMA’s cGMP requirements and comparable requirements of other regulatory bodies, which mandate the methods, facilities and controls used in the manufacturing, processing and packing of drugs to assure their safety and identity. The EMA enforces its cGMP requirements through mandatory registration of facilities and inspections of those facilities. The EMA may have a coordinating role for these inspections while the responsibility for carrying them out rests with each member states’ competent authority under whose responsibility the manufacturer falls. Failure to comply with these requirements could interrupt supply and result in delays, unanticipated costs and lost revenues, and could subject the applicant to potential legal or regulatory action, including but not limited to warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil and criminal penalties.

Marketing and promotion

The marketing and promotion of authorized drugs, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the European Union, notably under Directive 2001/83, as amended by Directive 2004/27. The applicable legislation aims to ensure that information provided by holders of marketing authorizations regarding their products is truthful, balanced and accurately reflects the safety and efficacy claims authorized by the EMA or by the applicable national authority of the authorizing member state. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties.

EU regulatory requirements for medical devices

Pre-market approval of medical devices does not exist in the European Union. However, all medical devices placed on the market in the European Union must meet the essential requirements set out in Annex I to the Medical Devices Directive 93/42/EEC, which account for the intended purpose of the device and are general in nature and broad in scope. The most fundamental essential requirement is that a device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users or other persons. Other essential requirements are that the device must achieve the performances intended by the manufacturer, be designed, manufactured and packaged in a suitable manner, and any undesirable side effect must constitute an acceptable risk when weighed against the device’s intended performances.

To assist manufacturers in satisfying the essential requirements, the European standards organizations have prepared European standards applicable to medical devices. These include horizontal standards governing a wide range of common requirements (e.g., sterilization and safety of medical electrical equipment), and product standards for specific types of medical devices (e.g., infusion pumps and syringes). Harmonized quality standards are aimed at assuring that medical devices are designed and manufactured correctly. While not mandatory, compliance with these standards is viewed as the easiest way to conform to the essential requirements. Compliance with a standard developed to implement an essential requirement also creates a rebuttable presumption that the device satisfies such essential requirement.

The manufacturer is obliged to demonstrate that the device conforms to the relevant essential requirements through a conformity assessment procedure. The nature of the assessment depends upon the classification of the device. The classification rules are found in Annex IX to Directive 93/42/EEC and are mainly based on three criteria: the length of time the device is in contact with the body, the degree of invasiveness, and the extent to which the device affects the anatomy. Class I (low risk) devices are those that do not enter or interact with the body. Class IIa and IIb (medium risk) devices are invasive or implantable or interact with the body. Class III (high risk) devices are those that affect the vital organs. For Class I devices, the conformity assessment is carried out by the manufacturer itself, which self-declares conformity. However, for all other classes of devices, a notified body needs to be involved in the conformity assessment procedure. Notified bodies are typically private entities that are authorized or licensed to perform conformity assessments by national device regulatory authorities.

Conformity assessment procedures require a technical review of the manufacturer’s product and an assessment of relevant clinical data, obtained through clinical investigations of the device itself, clinical investigations of similar devices reported in the scientific literature, and/or published and unpublished reports of post-market experience of the device and similar devices. Notified bodies, to the extent involved, may also perform audits of the manufacturer’s quality system. If a notified body is satisfied that the product conforms to the relevant essential requirements, the notified body will issue a certificate of conformity that the manufacturer will use as a basis for its own declaration of conformity and application of the CE mark.

Once the appropriate conformity assessment procedure for a medical device has been completed, the manufacturer must draw up a written declaration of conformity and affix the CE mark to the device. The device can then be marketed throughout the EEA (i.e., the 28 EU member states plus Norway, Iceland and Liechtenstein).

Clinical investigations of medical devices

Manufacturers must conduct clinical investigations of medical devices in accordance with the requirements of Article 15 and Annex X of Directive 93/42/EEC and with the EN ISO 14155:2011 standard for clinical investigations of devices. If a manufacturer wishes to conduct a clinical investigation in the European Union of a device which has not been CE marked, the manufacturer will need to obtain the authorization of the competent regulatory authority and ethics committee(s) in each EU member state in which the study will be conducted. The regulatory authority and ethics committee(s) will evaluate the scientific merit of the study and the risks to patient safety, but they will not consider whether the study as designed would be sufficient to support a CE marking.

Israel

Clinical Testing in Israel

In order to conduct clinical testing on humans in Israel, special authorization must first be obtained from the ethics committee (established, inter alia, in accordance with World Medical Association (WMA) Declaration of Helsinki — Ethical Principles for Medical Research Involving Human Subjects) and general manager of the institution in which the clinical studies are scheduled to be conducted, as required under the Guidelines for Clinical Trials in Human Subjects implemented pursuant to the Israeli Public Health Regulations (Clinical Trials in Human Subjects), as amended from time to time, and other applicable legislation. In certain cases, authorization from the Director General of Israeli Ministry of Health is required. With regard to genetic special fertility trials and other similar trials, authorization is subject to an additional opinion of the national ethics committee. The institutional ethics committee is required, among other things, to ensure that the anticipated benefits that are likely to be derived from the project justify the risks and inconvenience to be inflicted on the participants, that adequate protection exists for the rights and safety of the participants as well as that the trial is adequately monitored. Since we are performing, and intend to continue to perform, a portion of the clinical studies on certain of our product candidates in Israel, we are required to obtain and have obtained authorization from the ethics committee and general manager of each institution in which we intend to conduct our clinical trials, and in most cases, from the Israeli Ministry of Health.

Israel Ministry of Health

Israel’s Ministry of Health, which regulates medical testing, has adopted guidelines that generally correspond to those of the FDA and the EMA, making it comparatively straightforward for studies conducted in Israel to satisfy FDA and EMA requirements. This has generally enabled medical technologies subject to clinical trials in Israel to reach U.S. and EU commercial markets in an expedited fashion.

Review and Approval of Drug Products Outside the United States, the European Union and Israel

In addition to the above regulations, we must obtain approval of a product by the comparable regulatory authorities of foreign countries outside of the United States, the European Union and Israel before we can commence clinical trials or marketing of our product candidates in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA or EMA approval. In addition, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country. In all cases, clinical trials are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In the United States and other markets, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payors. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the drug product. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drug products for a particular indication. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our product candidates, in addition to the costs required to obtain the FDA approvals. Additionally, our product candidates may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

In March 2010, the President of the United States signed one of the most significant healthcare reform measures in decades. The healthcare reform law substantially changes the way healthcare will be financed by both governmental and private insurers, and significantly impacts the pharmaceutical industry. The comprehensive $940.0 billion dollar overhaul is expected to extend coverage to approximately 32 million previously uninsured Americans. The healthcare reform law contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse, which will impact existing government healthcare programs and will result in the development of new programs, including Medicare payment for performance initiatives and improvements to the physician quality reporting system and feedback program.

Additionally, the healthcare reform law, as limited by the U.S. Supreme Court’s decision in June 2012:

•	increases the minimum level of Medicaid rebates payable by manufacturers of brand-name drugs from 15.1% to 23.1%;
•	requires collection of rebates for drugs paid by Medicaid managed care organizations; and
•	imposes a non-deductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs” to specified federal government programs.

There have been proposed in Congress a number of legislative initiatives regarding healthcare, including possible repeal of the healthcare reform law. At this time, it remains unclear whether there will be any changes made to the healthcare reform law, whether to certain provisions or its entirety.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular drug candidate to currently available therapies. For example, the European Union provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. EU member states may approve a specific price for a drug product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug product on the market. Other member states allow companies to fix their own prices for drug products, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements.

Healthcare Law and Regulation

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with healthcare providers, third-party payors and other customers are subject to broadly applicable fraud and abuse and other healthcare laws and regulations. Such restrictions under applicable federal and state healthcare laws and regulations include the following:

•	the federal healthcare Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

•	the federal False Claims Act imposes civil penalties, and provides for civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;
•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;
•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;
•	the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;
•	the federal transparency requirements under the Health Care Reform Law require manufacturers of drugs, devices and medical supplies to report to the Department of Health and Human Services information related to payments and other transfers of value to physicians and teaching hospitals and physician ownership and investment interests; and
•	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Environmental, Health and Safety Matters

The manufacturing facilities of the third-parties that develop our product candidates are subject to extensive environmental, health and safety laws and regulations in a number of jurisdictions, governing, among other things: the use, storage, registration, handling, emission and disposal of chemicals, waste materials and sewage; chemicals, air, water and ground contamination; air emissions and the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals, waste materials and sewage.

These laws, regulations and permits could potentially require the expenditure by us of significant amounts for compliance or remediation. If the third-party manufacturers fail to comply with such laws, regulations or permits, we may be subject to fines and other civil, administrative or criminal sanctions, including the revocation of permits and licenses necessary to continue our business activities. In addition, we may be required to pay damages or civil judgments in respect of third-party claims, including those relating to personal injury (including exposure to hazardous substances we use, store, handle, transport, manufacture or dispose of), property damage or contribution claims. Some environmental, health and safety laws allow for strict, joint and several liability for remediation costs, regardless of comparative fault. We may be identified as a responsible party under such laws. Such developments could have a material adverse effect on our business, financial condition and results of operations.

In addition, laws and regulations relating to environmental, health and safety matters are often subject to change. In the event of any changes or new laws or regulations, we could be subject to new compliance measures or to penalties for activities that were previously permitted.

C.	Organizational Structure

We do not have any subsidiaries.

D.	Property, Plants and Equipment

We do not own any real property. We lease the office premises that we occupy in Rehovot, Israel from a private commercial property owner pursuant to the terms of a lease agreement that we entered into in February 2014 and that has a term of four years. Our lease payments and monthly management fees total approximately $12,000 per month under the lease agreement. Such amounts are linked to the Israeli consumer price index of November 2013. We occupy an aggregate of approximately 538 square meters at this facility.

ITEM 4A.	Unresolved Staff Comments.

Not Applicable

ITEM 5.	Operating and Financial Review and Prospects.

The information contained in this section should be read in conjunction with our financial statements for the year ended December 31, 2014 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “ITEM 3.D: Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are a clinical-stage pharmaceutical company developing next-generation treatments for central nervous system, or CNS, disorders through proprietary formulations based on existing drugs that are intended to make a significant difference in patients’ lives. Product candidates in our pipeline are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration, primarily subcutaneously or transdermally. Additionally, because our product candidates are based on reformulations of leading, approved drugs, we believe that most of them qualify for an accelerated, lower risk regulatory pathway to marketing approval.

For moderate to severe Parkinson’s disease, our product candidates are aimed at overcoming the most significant limitations of current LD/CD therapy. For over 30 years, oral administration of LD/CD has been the standard of care for Parkinson’s disease. However, despite its wide acceptance, oral LD/CD has significant limitations, primarily short half-life as well as low absorption and availability in the body. As a result, plasma levodopa concentrations fluctuate sharply, contributing to patients’ motor complications. At the advanced stages of the disease, patients do not respond to oral administration of LD/CD, motor complications are exacerbated and patients are left with limited treatment options that are highly invasive and/or burdensome. We have developed liquid formulations that for the first time enable 24-hour, continuous subcutaneous administration of LD/CD to overcome these limitations, maintain steady levodopa levels and offer patients a better quality of life.

We were founded in 2003 and have achieved a number of significant milestones since then:

•	In 2007, we completed our first round of financing, raising $2.5 million.

•	In 2009, we developed the technology underlying the drug reformulations that underpin our current Parkinson’s Disease product candidates.

•	In 2010, we were awarded a $1.0 million grant from the MJFF for our Phase I trial of ND0612L.

•	In 2012, we held pre-IND discussions with the Division of Neurology Products of the United States Food and Drug Administration, which resulted in a defined clinical pathway to accelerated marketing approval in the United States for ND0612L.

•	In 2013, we were awarded a $1.0 million grant from MJFF for our Phase II trial of ND0612L.

•	In the fourth quarter of 2014, we completed our Phase II clinical study for ND0612L and our Phase IIa clinical trial for ND0612H and ND0612L in Israel.

To date, we have financed our operations primarily with convertible loans, the issuance and sale of equity instruments and grants from MJFF and from OCS.

Since our inception, we have incurred significant operating losses. Our net losses were $4.6 million and $86.9 million for the years ended December 31, 2012 and 2013, respectively. As of December 31, 2014, we had an accumulated deficit of $132.63 million. We have not generated any revenue to date.

We expect to continue to incur significant expenses and net losses for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter. We anticipate that our expenses will increase substantially if and as we:

•	initiate Phase IIa, Phase II and Phase III studies of ND0612H;

•	initiate Phase IIa, Pivotal 1 Phase III and Pivotal 2 Phase III clinical trials of ND0612L to support an NDA submission to the FDA;

•	conduct a bioequivalence study of ND0680 in Europe;

•	establish a sales, marketing and distribution infrastructure to commercialize any of our product candidates for which we may obtain marketing approval;

•	continue our research and preclinical and clinical development of ND0701 and ND0801;

•	fund the development and establishment of the large-scale, third-party production of the future delivery devices associated with our product candidates;

•	maintain, expand and protect our intellectual property portfolio;

•	hire additional operational, clinical, quality control and scientific personnel;

•	prepare for regulatory approval process;

•	add operational, financial and management information systems and personnel, including personnel to support our product development, any commercialization efforts and our transition to a public company;

•	acquire or in-license products and technologies; and

•	identify additional product candidates.

A.	Operating Results

The information contained in this section should be read in conjunction with our audited financial statements for the years ended December 31, 2012, 2013 and 2014 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS.

Components of Statement of Operations

Revenue

Our ability to generate revenue will depend on receiving marketing authorization for, followed by successful commercialization of, our pipeline of product candidates.

Operating expenses

Research and development expenses

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect research and development costs to increase for the foreseeable future as our product candidates progress in clinical trials. See “ITEM 3.B Business Overview — Parkinson’s Disease Product Candidates” and “ITEM 3.B Business Overview — Cognition and our ND0801 Product Candidate.” We do not believe that it is possible at this time to accurately project total program-specific expenses to reach commercialization. There are numerous factors associated with the successful commercialization of any of our product candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. Additionally, future commercial and regulatory factors beyond our control will affect our clinical development programs and plans. As a result, our product development faces numerous uncertainties, including:

•	the scope, rate of progress and expense of our research and development activities;

•	preclinical results;

•	clinical trial results;

•	the terms and timing of regulatory approvals;

•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and

•	the ability to market, commercialize and achieve market acceptance for any product candidate that we may develop in the future.

A change in the outcome of any of these variables could result in a significant change in the costs and timing associated with the development of our product candidates. See “Risk Factors — Risks Related to Our Business and Our Industry — If we experience delays in our clinical trials, our costs may increase and our business may be harmed.”

During the years ended December 31, 2012, 2013 and December 31, 2014, we have incurred a total of $12.4 million in expenses for research and development, of which $1.7 million was funded by grants from MJFF and OCS. Our research and development expenses relate primarily to the development of our Parkinson’s disease product candidates and are charged to operating expenses as they are incurred. We expect research and development expenses to increase in absolute terms in the near term.

Research and development expenses consist of costs incurred for our research activities, which primarily include the following:

•	employee-related expenses, including salaries, benefits and related expenses, including share-based compensation expenses;

•	expenses incurred under agreements with third parties, including contract research organizations, contract manufacturing organizations and consultants that conduct regulatory activities, clinical trials and preclinical studies;

•	expenses incurred to acquire, develop and manufacture clinical trial materials, including the active drug ingredient, the medical devices and the manufacturing of our product candidates;

•	costs associated with preclinical activities;

•	facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance, travel, and other operating costs; and

•	depreciation of tangible and intangible fixed assets used to develop our product candidates.

Participations by third parties

Our research and development expenses are presented net of the following grants by third parties.

Michael J. Fox Foundation.    In 2013, we received approval for an 18-month, $1.0 million grant from MJFF, subject to achievement of milestones, for our Phase II clinical trial of ND0612L. Upon commercialization of ND0612L or a derivative product, we are obligated to pay MJFF royalties of 10% of the revenue received from the option, license, sale, transfer or use of ND0612L, its derivative product candidates or any new invention arising from the project or any product incorporating ND0612L and its derivatives after approval for marketing. We are obligated to pay a maximum of $2.0 million in such royalty payments to MJFF, after which no future royalty payment obligation will exist. During the year ended December 31, 2013, we received two installments of the grant totaling approximately $0.4 million. During the year ended December 31, 2014, we received the third and fourth installments of the grant totaling approximately $0.6 million. For additional information related to our MJFF grant, see “ITEM 4.B Business Overview—Research and Development.”

Office of the Chief Scientist.    We receive grants as part of our research and development programs approved by OCS. The requirements and restrictions for these grants are described in the R&D Law. Under the R&D Law, royalties of 3% to 4.5% on the revenues derived from sales of products or services developed in whole or in part using these OCS grants are payable by us to the Israeli government. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest, generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. As of December 31, 2013 and 2014, we had received in the aggregate $1.5 million and $1.9 million, respectively, from OCS for our research and development programs. Under applicable accounting rules, the grants from the OCS have been accounted for as an offset against the related research and development expenses in our financial statements. As a result, our research and development expenses are shown on our financial statements net of the OCS grants. Upon our generation of revenue, we intend to account for the royalties owed to the OCS as a liability.

In addition to paying any royalties due, we must abide by other restrictions associated with receiving such grants under the R&D Law, which will continue to apply to us following full repayment to OCS. These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside of Israel and require us to obtain the approval of OCS for certain actions and transactions and pay additional royalties and other amounts to OCS. In addition, any change of control and any change of ownership of our ordinary shares that would cause a non-Israeli citizen or resident to become an “interested party,” as defined in the R&D Law, requires prior written notice to OCS. These restrictions apply to all of our products and not just to ND0612L. If we fail to comply with the R&D Law, we may be subject to criminal charges. In 2014, OCS approved two new grants for our research and development programs in the amount of approximately $0.7 million, of which we have received approximately $0.6 million through December 31, 2014.

General and administrative expenses

Our general and administrative expenses consist principally of:

•	employee-related expenses, including salaries, benefits and related expenses, including share-based compensation expenses;

•	legal and professional fees for auditors and other consulting expenses not related to research and development activities;

•	communication and office expenses;

•	costs associated with obtaining and maintaining patents and other intellectual property;

•	other expenses, including travel overseas, not related to research and development activities;

•	information technology expenses; and

•	depreciation of tangible fixed assets related to our general and administrative activities.

We expect that our general and administrative expenses will increase in the future as our business expands and we incur additional costs associated with being a public company in the United States, including compliance under the Sarbanes-Oxley Act of 2002 and rules promulgated by the SEC. These public company-related costs will likely include costs associated with hiring additional personnel, increased legal, accounting and audit fees, directors’ liability insurance premiums and costs related to investor relations.

Financial income/Financial expenses

Financial income includes interest income on cash equivalents, differences resulting from foreign exchanges and fair value income on a convertible loan designated at fair value through profit or loss . Financial expenses consist primarily of bank accounts and other fees, changes in fair value of embedded derivatives, changes in fair value of warrants (including accruals on account of taxes to which the warrantholders may be subject and that we have agreed to bear), and Day 1 loss recognition. Our financial expenses have been significantly impacted by the Day 1 loss recognition.

The changes in fair value of embedded derivatives, changes in fair value of warrants and changes in fair value on a convertible loan designated at fair value through profit or loss are non-cash expenses related primarily to the changes in the value of the shares underlying our convertible loans and warrants from the date of issuance. The conversion feature and the prepayment feature of our convertible loans are considered to be embedded derivatives because their economic characteristics and risks are not closely related to the economic characteristics and risks of the host contract (the loan without the conversion feature and the prepayment feature). The issuance of certain convertible loans and warrants is initially recognized at fair value adjusted to defer the difference between the fair value at initial recognition and the transaction price (“Day 1 profit or loss”). Therefore, an unrecognized Day 1 Loss occurred on first recognition of these financial instruments. Unrecognized Day 1 profit or loss remains unrecognized until market inputs, principally – the value of the Company, become observable. In November 2014, following the IPO, the Company’s value became observable and the Company recognized a Day 1 Loss of $23.3 million.

The expenses from induced conversion relate to the issuance of additional shares to the holders of the notes prior to our 2013 convertible loan agreement, in connection with the conversion of such notes in 2013. The issuance of such shares was made for no additional consideration and, accordingly, is treated as an inducement for such conversion and were expensed at their fair value as of the date on which the relevant note agreements were amended.

Taxes on income

The standard corporate tax rate in Israel was 25% for the 2012 and 2013 tax years and was increased to 26.5% for 2014 and thereafter.

To date, we have not generated taxable income due to our operating losses. We have Israeli carry forward tax losses totaling approximately $17 million as of December 31, 2014. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

Results of operations

The following table summarizes our results of operations for the periods presented:

	Years Ended December 31,
	2012	2013	2014
	(in thousands)
Operating expenses:
Research and development	$2,396	$3,426	$8,992
Participation in research and development	(41)	(808)	(927)
Research and development, net	2,355	2,618	8,065
General and administrative	449	628	5,316
Operating loss	2,804	3,246	13,381
Financial income	550	3	9,601
Financial expenses	2,316	83,650	26,084
Financial expenses, net	1,766	83,647	16,483
Net loss	4,570	86,893	29,864
Foreign currency translation differences	280	2,021	(1,420)
Total comprehensive loss	$4,850	$88,914	$28,444

Comparison of Years Ended December 31, 2013 and 2014

Operating Expenses

Research and development expenses, net.

Research and development expenses, net, increased from $2.6 million for the year ended December 31, 2013 to $8.1 million for the year ended December 31, 2014, primarily due to an increase of $3 million in payroll and related expenses, mainly due to the allocation of equity based compensation, an increase of $2 million in materials and subcontractors and an increase of $0.3 million in professional services expenses. The increase in R&D expenses was primarily due to initiation and completion of our preclinical trials and Phase IIa trials in Israel.

General and administrative.

General and administrative expenses increased from $0.6 million for the year ended December 31, 2013 to $5.3 million for the year ended December 31, 2014. The increase in general and administrative expenses is primarily due to an increase of $2.6 million in payroll and related expenses and allocation of equity based compensation, and an increase of $1.8 million in professional services, mainly due to legal and accounting services.

Financial income

Financial income increased by a de minimis amount in the year ended December 31, 2013 to $9.6 million in the year ended December 31,2014. The increase in financial income was primarily due to a decrease in the fair value of convertible loan designated at fair value through profit or loss.

Financial expenses

Financial expenses decreased from $83.6 million for the year ended December 31, 2013 to $26.1 million for the year ended December 31, 2014. The decrease was primarily due to a decrease of $46.2 million in the fair value of embedded derivatives in 2014 (was 33.4 million in 2013) which was offset by an increase of $0.6 million in the fair value expenses on warrants all resulting mainly from the increase in valuation of our loans until the day they were converted into shares and recogntion of Day 1 loss of $ 23.3 million . In October 2013 and August 2014, we entered into the 2013 and 2014 convertible loan agreements, respectively, resulting in financial expenses of $33.4 million and $16.5 million for the years ended December 31, 2013 and December 31, 2014, respectively, including financial (income) expenses of ($0.2) million and $1.8 million, respectively, relating to the change in fair value of warrants. All of the outstanding loans were converted upon the consummation of our IPO in November 2014. For further discussion regarding the convertible loans, see “ITEM 7.B Related Party Transactions—Concluding Stage of Earlier Financing Transactions Upon IPO.”

Comparison of Years Ended December 31, 2012 and 2013

Operating expenses

Research and development expenses, net

Research and development expenses, net, increased from $2.4 million for the year ended December 31, 2012 to $2.6 million for the year ended December 31, 2013, primarily due to an increase in material and subcontracting costs, payroll and related expenses and professional services expenses relating to the development of our product candidates. Professional services expenses increased by $0.4 million and material and subcontracting costs increased by $0.3 million for the year ended December 31, 2013, each primarily due to the completion and initiation of preclinical trials and the preparations for our Phase II clinical trial for ND0612L. Payroll and related expenses increased by $0.3 million for the year ended December 31, 2013 mainly due to salary increases. The increase in research and development expenses, net, was partially offset by grants from MJFF and OCS, which increased by $0.8 million for the year ended December 31, 2013.

General and administrative expenses

General and administrative expenses increased from $0.4 million for the year ended December 31, 2012 to $0.6 million for the year ended December 31, 2013. The increase in general and administrative expenses was primarily due to an increase of $0.1 million in professional services fees.

Financial income

Financial income decreased from $0.5 million in the year ended December 31, 2012 to a de minimis amount in the year ended December 31, 2013. The decrease was due to an increase in the fair value of the warrants.

Financial expenses

Financial expenses increased from $2.3 million for the year ended December 31, 2012 to $83.6 million for the year ended December 31, 2013. The increase was primarily due to an increase of $46.2 million in the fair value of embedded derivatives, an increase of $33.4 million in the expenses from the induced conversion of notes, an increase of $1.2 million in the fair value expenses on warrants, and an increase of $0.5 million in the interest and exchange differences on convertible loans, all resulting mainly from the increase in share value valuation of our loans until the day they were converted into shares.

Application of Critical Accounting Policies and Estimates

Our management’s discussions and analysis of our financial condition and results of operations in this “Operating and Financial Review and Prospects” is based on our financial statements, which we have prepared in accordance with IFRS as issued by the IASB and IFRS Interpretations Committee. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in the notes to our financial statements appearing elsewhere in this annual report, we believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (a) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (b) changes in the estimate could have a material impact on our financial condition or results of operations.

Fair value of derivative instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. We use our judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. We have used the Hybrid Method in 2013. The Hybrid Method is a hybrid between the Probability Weighted Expected Return Method and Option Pricing Method. As of November 14, 2014, the conversion date of the 2013 Notes, 2014 Notes and the exercise of the 2011 and 2013 Warrants, the fair value of the derivatives embedded in the 2013 Loan Agreement was measured in accordance with a contingent claim approach, and the fair values of the 2011 and 2013 Warrants and 2014 Note were measured in accordance with the Company's traded stock prices.

Issuances of convertible loans and warrants are initially recognized at fair value adjusted to defer the difference between the fair value at initial recognition and the transaction price (“Day 1 profit or loss”). An unrecognized Day 1 Loss occurred on first recognition of these financial instruments.

Unrecognized Day 1 profit or loss remains unrecognized until market inputs, principally – the value of the Company, become observable.

The following is an analysis of financial instruments measured at fair value using valuation methods. The different levels have been defined as follows:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (that is, unobservable inputs).

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

As to specific valuation techniques used to value financial instruments included in level 3, please see Note 9b of our financial statements included elsewhere in this annual report.

In November 2014, as a result of the IPO, the Company's value became observable and the Company recognized the remaining Day 1 Loss in an amount of $23.3 million.

The following table presents our liabilities measured at fair value, net of unrecognized Day 1 Loss:

	DECEMBER 31, 2013	DECEMBER 31, 2014
	LEVEL 3
	US DOLLARS IN THOUSANDS
Embedded derivatives in convertible loans	$3,249	$-
Warrants	$1,721	$-

The fair value of the derivatives embedded in the convertible loans and of the warrants in 2013 is measured in accordance with the Hybrid Method. As of November 14, 2014, the conversion date of the 2013 Notes, 2014 Notes and the exercise of the 2011 and 2013 Warrants, the fair value of the derivatives embedded in the 2013 Loan Agreement was measured in accordance with a contingent claim approach, and the fair values of the 2011 and 2013 Warrants and 2014 Note were measured in accordance with the Company's traded stock prices. They both include the following parameters:

	December 31,		November 14,
	2012	2013	2014
Risk-free interest rate	0.32%	0.12% - 0.25%	0.47%
Total equity value	$19,500,000	$91,800,000 - $135,000,000	$169,600,000
Weighted average volatility	71.54%	74.21%	71.78%

Share-based compensation

We account for our equity-based compensation for employees in accordance with the provisions of IFRS 2 “Share-based Payment,” which requires us to measure the cost of equity-based compensation based on the fair value of the award on the grant date.

Option Valuations

We selected the Black-Scholes option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards. The resulting cost of an equity incentive award is recognized as an expense over the requisite service period of the award, which is usually the vesting period. We recognize compensation expense over the vesting period using the accelerated method pursuant to which each vesting tranche is treated as a separate amortization period from grant date to vest date, and classify these amounts in the financial statements based on the department to which the related employee reports.

The determination of the grant date fair value of options using an option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of our share price over the expected term of the options, share option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

•	Fair Value of our Ordinary Shares. Prior to the consummation of our IPO, due to the absence of a trading market for our ordinary shares, the fair value of our ordinary shares for purposes of determining the exercise price for award grants was determined in good faith by our management and approved by our board of directors. In connection with preparing our financial statements, our management considered the fair value of our ordinary shares based on a number of objective and subjective factors consistent with the methodologies outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, referred to as the AICPA Practice Aid. We also considered independent third-party valuations. After November 14, 2014, the date our ordinary shares began trading on the NASDAQ, the grant date fair value of equity based awards is based on the closing price of our ordinary shares on NASDAQ on the date of grant and the fair value for all other purposes related to share-based awards is the closing price of our ordinary shares on NASDAQ on the relevant date.

•	Volatility. The expected share price volatility was based on historical volatilities of companies in comparable stages as well as companies in the industry. Each company’s historical volatility is weighted based on certain factors and combined to produce a single volatility factor used by the Company.

•	Expected Term. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The expected term is four years.

•	Risk-Free Rate. The risk-free rate is based on redemption yield rates of unlinked, fixed-rate U.S. treasury bonds with a maturity that coincides with the expected exercise date of the option.

•	Expected Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes model change significantly, equity-based compensation for future awards may differ materially compared with the awards granted previously.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted to employees during the period presented. No option grants were made in the year ended December 31, 2012.

	January 2013	March 2014
Expected volatility (%)	79.7	71.3
Expected term (years)	4	4
Risk-free rate (%)	0.52	1.37
Expected dividend yield (%)	0	0
Discount for lack of marketability	25%	12.9%

Recent Accounting Pronouncements

Standards and interpretations to existing standards that are not yet in effect and have not been early adopted by the Company - International Financial Reporting Standard No. 9 "Financial Instruments" (which we refer to as- IFRS 9):

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in International Accounting Standard, or IAS, 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through Other Comprehensive Income, or OCI, and fair value through profit and loss, or P&L. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI, not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities, there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income for liabilities designated at fair value through profit or loss.

This new accounting standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. We are currently assessing the impact of IFRS 9 on our financial statements.

JOBS Act Exemptions

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. In connection with our IPO, we irrevocably chose to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted.

Effective Corporate Tax Rate

We are subject to corporate taxes in various countries in which we operate. Generally, Israeli companies are subject to corporate tax, currently at the rate of 26.5% of a company’s taxable income. However, our effective corporate tax rate in Israel could be significantly lower, due to tax benefits for which we may become eligible, as described below.

Israeli Tax Structure and Tax Programs That May Become Applicable to Our Company

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” We may in the future qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident company that was incorporated in Israel, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it and located in Israel. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•	amortization over an eight-year period of the cost of purchased know-how and patents and rights to use a patent and know-how which are used for the development or advancement of the Industrial Enterprise, commencing in the year in which such rights were first exercised;

•	under limited conditions, an election to file tax returns together with related Israeli Industrial Companies; and

•	expenses related to a public offering are deductible in equal amounts over three years commencing in the year of the offering.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law).

Tax Benefits

The Investment Law provides certain benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) provided certain conditions are met. The definition of a Preferred Company includes a company incorporated in Israel that is not wholly-owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. As of January 1, 2014, a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 9%.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% with respect to dividends to be distributed on or after January 1, 2014, subject to certain conditions, or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld. Although, if subsequently distributed to individuals or a non-Israeli company, such dividends would be subject to withholding tax at source at a rate of 20% with respect to dividends to be distributed on or after January 1, 2014, subject to certain conditions, or such lower rate as may be provided in an applicable tax treaty.

We have examined the possible effect, if any, of the applicable provisions of the Investment Law on our financial statements and have decided, at this time, not to opt to apply the benefits under the Investment Law.

From time to time, the Israeli Government has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our tax liabilities.

B.	Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through the issuance of equity securities, proceeds from convertible loans, grants from MJFF and government grants from the OCS. As of December 31, 2014 and December 31, 2013, we had $43.2 million and $2.4 million of cash and cash equivalents, respectively.

In August 2014, we entered into a convertible loan agreement with several investors, which we refer to as the 2014 Convertible Loan Agreement, pursuant to which the investors agreed to purchase up to $17.8 million principal amount of convertible notes, or the 2014 Notes, from us. The 2014 Notes were to be sold to the investors in three equal tranches. However, we only issued $5.6 million in principal amount of notes, constituting the first tranche, as the sale of the second and third tranches was effectively cancelled as a result of the consummation of our IPO in November 2014. The 2014 Notes bore interest at an annual rate of 10%, and automatically converted into ordinary shares upon the consummation of our IPO. See “ITEM 7.B Related Party Transactions— Concluding Stage of Earlier Financing Transactions Upon IPO.”

In November 2014, we closed our IPO, resulting in net proceeds to us of approximately $40.7 million. We believe that based on our current business plan and our existing cash and cash equivalents, we will have sufficient funds to meet our currently anticipated cash requirements through at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we may use our capital resources sooner than we currently expect.

In the years ended December 31, 2012, 2013 and 2014, we had capital expenditures of $3,000, $7,000 and $120,000, which consisted of investments in property, plant and equipment.

We expect to spend approximately $26.6 million during the year ending December 31, 2015 primarily related to research and development efforts. We may also invest in the development of next-generation medical devices for our product candidates or acquire complementary businesses or technologies. Our present and future funding requirements will depend on many factors, including, among other things:

•	the progress, timing and completion of preclinical testing and clinical trials for our product candidates;

•	the time and costs involved in obtaining regulatory approval for our product candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these products;

•	the number of potential new products we identify and decide to develop; and

•	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties.

For more information as to the risks associated with our future funding needs, see “ITEM 3.D Risk Factors — We may need substantial additional capital in the future, which may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our product candidates or intellectual property. If additional capital is not available, we may have to delay, reduce or cease operations.”

To the extent that existing cash and cash from operations, we may need to raise additional funding through debt and equity financing. Additional funds may not be available on favorable terms or at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of our drug candidate.

Cash flows

The following table summarizes our statement of cash flows for the periods presented.

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Net cash provided by (used in):
Operating activities	$(2,275)	$(2,531)	$(7,980)
Investing activities	$(675)	$670	$(167)
Financing activities	$4,300	$3,200	$49,230

Net cash used in operating activities

The use of cash in all periods resulted primarily from our net losses adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments for non-cash items include depreciation, exchange differences of cash and cash equivalents, interest on bank deposits, exchange differences of convertible loans, fair value losses arising from embedded derivatives, warrants and share based compensation.

Net cash used in operating activities was $8.0 million for the year ended December 31, 2014 compared to $2.5 million for the year ended December 31, 2013. The increase in net cash used in operating activities in 2014 was primarily due to a $0.5 million increase in working capital, which was offset by a $62.9 million decrease in non-cash items, which include depreciation, exchange differences of cash and cash equivalents, interest and exchange differences of convertible loans, fair value losses arising from embedded derivatives, warrants, share based compensation and recognition of Day 1 loss. Net cash used in operating activities was $2.3 million for the year ended December 31, 2012. The increase to $2.5 million for the year ended December 31, 2013 was attributable primarily to an increase in research and development expenses.

Net cash provided by (used in) investing activities

Net cash provided by (used in) investing activities was $(0.2) million for the year ended December 31, 2014 compared to $0.7 million for the year ended December 31, 2013. This decrease was primarily attributable to a $0.7 million decrease in restricted bank deposits, net and a $0.2 million increase in purchase of property, plant and equipment in 2014. Investing activities used $0.7 million of net cash for the year ended December 31, 2012 compared to providing $0.7 million of net cash for the year ended December 31, 2013. The increase in net cash provided by investing activities for the year ended December 31, 2013 was attributable to a reduction of the amount of cash that was restricted in 2013 relative to 2012.

Net cash provided by financing activities

Our financing activities have consisted of proceeds from convertible shareholders loans, exercise of warrants and from our IPO. Net cash provided by financing activities was $49.2 million for the year ended December 31, 2014, which represented a significant increase relative to the years ended December 31, 2013 and 2012, during which financing activities provided $3.2 million and $4.3 million in cash, respectively. The significant increase in 2014 was attributable mainly to the completion of our IPO, which raised a net amount of approximately $40.7 million (after deducting underwriting discounts and commissions and offering expenses).

The table below summarizes our sources of financing for the periods presented.

	Year Ended December 31,
	Net convertible loans and warrants from shareholders	Participation by MJFF and OCS	Initial public offering	Total
	(in thousands)
2014	$8,501	$1,018	$40,729	$50,248
2013	3,200	536	—	3,736
2012	4,300	286	—	4,586

We have no ongoing material financial commitments (such as lines of credit), other than leases, that we expect will affect our liquidity over the next five years.

C.	Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last three years pursuant to those programs, please see “ITEM 4.B Business Overview—Research and Development.”

D.	Trend Information

Our results of operations and financial condition may be affected by various trends and factors discussed in “ITEM 3.D Risk Factors”, including pricing regulations, third-party coverage and reimbursement policies, healthcare reform initiatives, the degree of market acceptance of our products in the healthcare field due, in part, to trends in that field, changes in political, military or economic conditions in Israel and in the Middle East, general slowing of local or global economies and decreased economic activity in one or more of our target markets.

E.	Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2014:

	Payments due by Period
Contractual Obligations as of December 31, 2014	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	(in thousands)
Medical Sites	$206	$—	$—	$—	$206
Operating Lease Obligations(1)	198	360	31	—	589
Total Contractual Obligations(2)	$404	$360	$31	$—	$795

(1)	Operating lease obligations consist of payments pursuant to lease agreements for office and laboratory facilities, as well as lease agreements for vehicles, which generally run for a period of three years. In February 2014, we entered into a four-year agreement for the lease of our new facilities. Lease payments and monthly management fees total approximately $12,000 per month. Such amounts are linked to the Israeli consumer price index of November 2013.
(2)	Does not include grants we received from the OCS and MJFF, pursuant to which we will owe royalties upon commercialization of our product candidates.

In connection with convertible loan financings that we entered into prior to our IPO (the principal amounts of which automatically converted into ordinary shares upon the consummation of the offering), we agreed to bear the cost of tax payments to which the lenders may be subject upon the exercise of warrants issued thereto. All of such warrants had been exercised as of December 31, 2014, but we do not know definitively the associated tax liability as of the current time, and we have therefore excluded such tax liability from the above table.

ITEM 6.	Directors, Senior Management and Employees.

A. Directors and Senior Management

As of the date of this annual report, our directors, senior management and key employees are as follows (the business address of each such person is our office address at Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, Israel):

Name	Age	Position
Executive officers
Dr. Oded S. Lieberman	56	Chief Executive Officer and Director
Dr. Alon Yaar	49	Chief Operating Officer
Dr. Sheila Oren	53	Vice President, Clinical and Regulatory Affairs
Dr. Oron Yacoby-Zeevi	54	Vice President, Research and Development
Roy Golan	41	Vice President, Finance
Dr. Sharon Cohen-Vered	48	Head of Chemistry, Manufacturing and Controls
Dr. Revital Mandil-Levin	40	Head of Business Development

Directors
Robert Taub(4)	67	Chairman of the Board
Dr. Shmuel Cabilly(4)	73	Director
Larry Ellberger(1)(3)(4)	66	Director
Uwe Wascher(2)(4)	73	Director
Alla Felder(1)(2)(4)	41	External Director
Jonathan Kalman(1)(2)(3)(4)	57	External Director

(1) Member of our audit committee.

(2) Member of our compensation committee.

(3) Member of our nominating and governance committee.

(4) Independent director under the rules of NASDAQ.

Executive Officers

Oded S. Lieberman has served as our Chief Executive Officer since December 2007 and as the Chairman of our board of directors from 2005 to 2013. From 2000 to 2004, Dr. Lieberman served as Chief Executive Officer and President of Proteologics, Inc. Dr. Lieberman served as Vice President of Surgical Products with Omrix Biopharmaceuticals, Ltd., or Omrix, since its founding in 1995 until 1999. Dr. Lieberman has also served as a member of the boards of several health care companies. Dr. Lieberman received a BSc in Biology (cum laude) in 1984 from the Hebrew University of Jerusalem and holds both a PhD in Biology from the Hebrew University of Jerusalem and an MBA from INSEAD (Fontainebleau).

Alon Yaar has served as our Chief Operating Officer since January 2008. Since our founding in March 2003 to December 2007, Dr. Yaar served as our Chief Executive Officer. Prior to 2003, Dr. Yaar served as the Director of Preclinical Facilities at Clal Life Science L.P. Dr. Yaar currently serves as a manager of Science in Action. Dr. Yaar holds a Doctor of Veterinary Medicine degree from Universitat Autonoma de Barcelona and an MBA, with honors, in biomedicine from the College of Management School of Business.

Sheila Oren has served as our Vice President of Clinical and Regulatory Affairs since September 2008. From 2003 to 2008, Dr. Oren served as Medical Director at Teva and was responsible for the clinical development and marketing of two innovative drugs. Dr. Oren currently serves as a member of the investment committee and advisory board of New Generation Technology (NGT), a technology incubator, and as a director of MedWell Laboratories Ltd. Dr. Oren holds an MD from the Sackler School of Medicine, Tel Aviv University and an MBA from the Interdisciplinary Center, Herzliya.

Oron Yacoby-Zeevi has served as our Vice President of Research and Development since October 2010. From February 2008 to October 2010, Dr. Yacoby-Zeevi served as our Vice President of Research. From July 2004 to January 2008, Dr. Yacoby-Zeevi served as Chief Science Officer at Harlan Biotech Israel Ltd. where she designed and led research and development programs and GLP-compliant preclinical development of numerous small molecule drugs and biologics in various indications, including CNS diseases. Prior to 2004, Dr. Yacoby-Zeevi served as R&D team leader at Insight Biopharmaceuticals Ltd. Dr. Yacoby-Zeevi is the inventor of over 15 patents. She holds a Doctor of Veterinary Medicine degree from the Koret School of Veterinary Medicine of the Hebrew University of Jerusalem and a PhD in microbiology and immunology from the Ben-Gurion University of Be’er Sheva.

Roy Golan has served as our Vice President of Finance since January 2014. Prior to joining us, from 2008 to 2012, Mr. Golan served as Chief Financial Officer of KCS Ltd., a software company that provides GRC solutions. From 2005 to 2008, Mr. Golan served as Vice President of Finance of GI View Ltd., a medical device start up that develops a screening solution for the colon. Prior to that, Mr. Golan served as a controller at NASDAQ listed On Track Innovations Ltd., a leading contactless smart card solution provider. Prior thereto, he served as a senior consultant at Pricewaterhouse Coopers LLP. Mr. Golan holds a BA degree in Business and Accounting from the Israeli College of Management and an LLM from Bar-Ilan University. Mr. Golan has been a licensed CPA since 2002.

Sharon Cohen-Vered has served as our Head of Chemistry, Manufacturing and Controls since August 2008. From 1993 to 2008, Dr. Cohen-Vered was employed at Teva Pharmaceuticals Ltd., where she served in various positions; most recently, she was the Head of Sterile Dosage Form Development. Dr. Cohen-Vered holds a BSc in chemical engineering and an MSc in biomedical engineering from the Technion — Israel Institute of Technology and a PhD in biochemistry from Tel Aviv University.

Revital Mandil-Levin has served as our Head of Business Development since January 2014. Prior to joining us, from October 2004 to December 2013, Dr. Mandil-Levin served as the Vice President of Business Development at HealOr Ltd., a clinical-stage specialty biopharmaceutical company. Prior to 2004, Dr. Mandil-Levin served as the Business Development Manager at Proteologics Ltd. Dr. Mandil-Levin holds a PhD in biochemistry from Bar-Ilan University and an MBA from the Israeli College of Management — Technology Company Management Program.

Directors

Robert Taub has served as a member of our board of directors since July 2007 and as its Chairman since November 2013. From June 1995 to December 2008, Mr. Taub founded and served as President, Chief Executive Officer and a member of the board of directors of Omrix, a biopharmaceutical company that developed, manufactured and marketed biological products for the biosurgical and immunotherapy markets and which was acquired by Johnson & Johnson in 2008, following a listing on NASDAQ. In 2009, Mr. Taub served as Chairman of Nyxoah S.A., a company that he co-founded, which develops implants to treat sleep apnea, and a director of LifeBond, Ltd., a company that develops surgical sealants. Mr. Taub holds a BA in Languages from RUCA Antwerp University and an MBA from INSEAD (France).

Shmuel Cabilly has served as a member of our board of directors since September 2009. Dr. Cabilly is a scientist and inventor in the field of immunology. Dr. Cabilly was the named inventor of the two key patents relating to artificial synthesis of antibody molecules, commonly referred to as the “Cabilly patents.” Dr. Cabilly was also the co-founder and served as the Chief Scientist of Ethrog Biotechnologies Ltd., where he invented dry buffer technologies enabling the production of a disposable apparatus for gel electrophoresis containing no liquid, as well as a technology for molecular separation within small zones. In 2001, Ethrog Biotechnologies Ltd. was purchased by Invitrogen Corp. (Thermo Fisher Scientific Inc.). Dr. Cabilly serves as a director in several high-tech companies, among them are RedHill Biopharma Ltd., Ornim Medical Ltd., Pango Mobile Parking Ltd., Oplon Pure Science Ltd., Efranat Ltd. and ViDAC Pharma Ltd. Dr. Cabilly holds a BSc in Biology from the Ben Gurion University of Be’er Sheva, and an MSc and a PhD in Immunology and Microbiology from the Hebrew University of Jerusalem.

Larry Ellberger has served as a member of our board of directors since March 2014. Since October 2009, Mr. Ellberger also serves as Chairman of the board of directors and has been a director of Celldex Therapeutics, Inc. since August 2003. He is a Founder and Principal of Healthcare Ventures Associates, Inc., a consulting firm for the pharmaceutical, biotechnology and medical device industries. He was most recently Interim Chief Executive Officer of PDI, Inc., a diversified sales and marketing services provider to the biopharmaceutical, medical device and diagnostic industries. From 2000 to 2003, he was Senior Vice President of Powderject plc, where he also served as a director. Mr. Ellberger currently serves on the board of directors of The Jewish Children’s Museum and was formerly Chairman of the board of Omrix until its acquisition by Johnson & Johnson in 2008. Mr. Ellberger holds a BA in Economics from Columbia College and a BSc in Chemical Engineering from Columbia School of Engineering.

Uwe Wascher has served as a member of our board of directors since July 2007. In 2000, Mr. Wascher founded Wascher and Partner, a company that specializes in mergers and acquisitions consultancy and start-up advice in the specialty chemicals and plastics fields. From 1984 to 2000, Mr. Wascher served as a vice president of General Electric Company. Currently, Mr. Wascher serves as a non-executive director of Polymer Logistics N.V., Polyscope Polymers B.V. and Nyxoah S.A. Mr. Wascher holds a MSc in polymer science from the Massachusetts Institute of Technology.

Alla Felder joined our board of directors as an external director in November 2014. In October 2014, Ms. Felder was appointed to serve as a director for Carmit Candy Industries Ltd., a TASE listed company. Additionally, since 2010, she has served as the external CFO for two technology companies, while also serving on the board of directors of the following NASDAQ and/or TASE listed companies: Carmit Candy Industries Ltd., Enlight Renewable Energy Ltd. (Eurocom group); Crow Technologies 1977 Ltd.; Argaman Industries Ltd.; Zmiha Ltd.; and Profit Industries Ltd. Ms. Felder also served on the board of directors of several private companies during that same period of time. Since 2003, she has lectured in various accounting classes at the College of Management Academic Studies Division, Rishon Lezion, Israel. From 1997 to 2010, she worked for PriceWaterhouseCoopers, as Senior Manager and led an audit team that audited several companies from different sectors. Ms. Felder received a degree in Business Administration and accounting from the College of Management Academic Studies Division in Rishon Lezion, Israel and an executive master’s degree in the Science of Finance from the City University of New York.

Jonathan Kalman joined our board of directors as an external director in November 2014. Since 2005, he has served as the Chief Executive Officer of Dion Investments Ltd., a privately held investment company, which Mr. Kalman founded in 1999. Mr. Kalman also currently serves as a director for Dion Investments Ltd., Dion Sharon Ltd., Belmont Ltd., Success Bug Ltd., Success Bug Israel Ltd., LeadRush Ltd. and Evolution Media + Ltd. He is also currently on the board of The Jerusalem Print Workshop, a non-profit art center dedicated to the advancement of the graphic arts in Israel.

Arrangements Concerning Election of Directors; Family Relationships

We are not a party to, and are not aware of, any arrangements pursuant to which any of our directors or members of our senior management was selected to serve in such capacity. In addition, there are no family relationships among our executive officers or senior management members.

B. Compensation

The aggregate compensation paid and equity-based compensation and other payments expensed by us to our directors and executive officers with respect to the year ended December 31, 2014 was $5.9 million. This amount includes approximately $0.1 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of December 31, 2014, options to purchase 566,240 ordinary shares granted to our directors and executive officers were outstanding under our share option plans at a weighted average exercise price of $2.00 per share. We do not have any written agreements with any director providing for benefits upon the termination of such director’s relationship with our company.

Director Compensation

Under the Companies Law, the compensation of our directors (including reimbursement of expenses) requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting as described in “—Approval of Related Party Transactions under Israeli Law — Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions.” Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply, as described below under “—Approval of Related Party Transactions under Israeli Law — Disclosure of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions.”

Our external directors are entitled to cash fees on an annual and per meeting basis (in addition to reimbursement of expenses) in accordance with the provisions and limitations set forth in the regulations promulgated under the Companies Law.

Executive Officer Compensation

The table below outlines the compensation granted to our five most highly compensated senior office holders during or with respect to the year ended December 31, 2014, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive(1)
Name and Principal Position(2)	Base Salary ($)	Benefits and Perquisites ($)(3)	Variable compensation ($)(4)	Equity-Based Compensation ($)(5)	Total ($)

Dr. Oded S. Lieberman, Chief Executive Officer and Director	238,903	4,438	83,312	2,570,299	2,896,952
Dr. Oron Yacoby-Zeevi, Vice President, Research and Development	182,266	30,366	35,999	457,387	706,018
Dr. Sheila Oren, Vice President, Clinical and Regulatory Affairs	166,188	58,954	35,999	441,337	702,478
Roy Golan, Vice President, Finance	152,852	35,889	35,999	241,595	466,335
Dr. Alon Yaar, Chief Operating Officer	113,039	60,788	27,771	122,177	323,774

(1)	All amounts reported in the table are in terms of cost to the Company, as recorded in the Company’s financial statements.

(2)	All current executive officers listed in the table are full-time employees or consultants of the Company. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2014.

(3)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with the Company’s guidelines.

(4)	Amounts reported in this column refer to commission, incentive and bonus payments which were paid with respect to 2014.

(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2014 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in paragraph C of Note 12 to our audited financial statements, which are included in this annual report.

2014 Incentive Compensation Plan

In October 2014, we adopted our 2014 Incentive Compensation Plan, or the 2014 Plan. The 2014 Plan provides for the grant of share options, share appreciation rights, restricted share awards, restricted share units, cash-based awards, other share-based awards and dividend equivalents to our company’s and our affiliates’ respective employees, non-employee directors and consultants. The reserved pool of shares under the 2014 Plan is the sum of (i) 400,000 shares; plus (ii) on January 1 of each calendar year during the term of the 2014 Plan a number of shares equal to the lesser of: (x) 575,000; (y) 2% of the total number of shares outstanding on December 31 of the immediately preceding calendar year and (z) an amount determined by our board of directors. From and after the effective date of the 2014 Plan, no further grants or awards shall be made under the 2007 Plan. Generally, shares that are forfeited, cancelled, terminated or expire unexercised, settled in cash in lieu of issuance of shares under the 2014 Plan or the 2007 Plan shall be available for issuance under new awards. Generally, any shares tendered or withheld to pay the exercise price, purchase price of an award, or any withholding taxes shall be available for issuance under new awards. Shares delivered pursuant to “substitute awards” (awards granted in assumption or substitution of awards granted by a company acquired by us) shall not reduce the shares available for issuance under the 2014 Plan.

Subject to applicable law, the 2014 Plan will be administered by our compensation committee which will have full authority in all matters related to the discharge of its responsibilities and the exercise of its authority under the plan. Awards under the 2014 Plan may be granted until 10 years after the effective date of the 2014 Plan.

The terms of options granted under the 2014 Plan, including the exercise price, vesting provisions and the duration of an option, shall be determined by the compensation committee and set forth in an award agreement. Except as provided in the applicable award agreement, or in the discretion of the compensation committee, an option may be exercised only to the extent that it is then exercisable and shall terminate immediately upon a termination of service of the grantee.

Share appreciation rights, or SARs, are awards entitling a grantee to receive a payment representing the difference between the base price per share of the right and the fair market value of a share on the date of exercise. SARs may be granted in tandem with an option or independent and unrelated to an option. The terms of SARs granted under the 2014 Plan, including the base price per share, vesting provisions and the duration of an SAR, shall be determined by the compensation committee and set forth in an award agreement. Except as provided in the applicable award agreement, or in the discretion of the compensation committee, a SAR may be exercised only to the extent that it is then exercisable and shall terminate immediately upon a termination of service of the grantee. At the discretion of the compensation committee, SARs will be payable in cash, ordinary shares or equivalent value or some combination thereof.

Restricted share awards are ordinary shares that are awarded to a grantee subject to the satisfaction of the terms and conditions established by the compensation committee in the award agreement. Until such time as the applicable restrictions lapse, restricted shares are subject to forfeiture and may not be sold, assigned, pledged or otherwise disposed of by the grantee who holds those shares.

Restricted share units are awards covering a number of hypothetical units with respect to shares that are granted subject to such vesting and transfer restrictions and conditions of payment as the compensation committee may determine in an award agreement. Restricted share units are payable in cash, ordinary shares of equivalent value or a combination thereof.

The 2014 Plan provides for the grant of cash-based award and other share-based awards (which are equity-based or equity related award not otherwise described in the 2014 Plan). The terms of such cash-based awards or other share-based shall be determined by the compensation committee and set forth in the award agreement.

The compensation committee may grant dividend equivalents based on the dividends declared on shares that are subject to any award. Dividend equivalents may be subject to any limitations and/or restrictions determined by the compensation committee and shall be converted to cash or additional shares by such formula and at such time, and shall be paid at such times, as may be determined by the compensation committee.

In the event of any dividend (excluding any ordinary dividend) or other distribution, recapitalization, share split, reverse share split, reorganization, merger, consolidation, split-up, split-off, combination, repurchase or exchange of shares or similar event (including a change in control) that affects the ordinary shares, the compensation committee shall make any such adjustments in such manner as it may deem equitable, including any or all of the following: (i) adjusting the number of shares available for grant under the 2014 Plan, (ii) adjusting the terms of outstanding awards, (iii) providing for a substitution or assumption of awards and (iv) cancelling awards in exchange for a payment in cash. In the event of a change of control, each outstanding award shall be treated as the compensation committee determines, including, without limitation, (i) that each award be honored or assumed, or equivalent rights substituted therefor, by the new employer or (ii) that all unvested awards will terminate upon the change in control. Notwithstanding the foregoing, in the event that it is determined that neither (i) or (ii) in the preceding sentence will apply, all awards will become fully vested.

2014 Israeli Sub Plan

The 2014 Israeli Sub Plan provides for the grant by us of awards pursuant to Sections 102 and 3(i) of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance, and the rules and regulations promulgated thereunder. The 2014 Israeli Sub Plan is effective with respect to awards granted as of 30 days from the date we submitted it to the Israeli Tax Authority, or the ITA. The 2014 Israeli Sub Plan provides for awards to be granted to those of our or our affiliates’ employees, directors and officers who are not Controlling Shareholders, as defined in the Ordinance, and who are considered Israeli residents, to the extent that such awards either are (i) intended to qualify for special tax treatment under the “capital gains track” provisions of Section 102(b)(2) of the Ordinance or (ii) not intended to qualify for such special tax treatment. The 2014 Israeli Sub Plan also provides for the grant of awards under Section 3(i) of the Ordinance to our Israeli non-employee service providers and Controlling Shareholders, who are not eligible for such special tax treatment.

2014 U.S. Sub Plan

The 2014 U.S. Sub Plan applies to grantees that are subject to U.S. federal income tax. The 2014 U.S. Sub Plan provides that options granted to the U.S. grantees will either be incentive stock options pursuant to Section 422 of the Internal Revenue Code or nonqualified stock options. Options, other than certain incentive stock options described below, must have an exercise price not less than 100% of the fair market value of an underlying share on the date of grant. Incentive stock options that are not exercised within 10 years from the grant date expire, provided that incentive stock options granted to a person holding more than 10% of our voting power will expire within five years from the date of the grant and must have an exercise price at least equal to 110% of the fair market value of an underlying share on the date of grant. The number of shares available under the 2014 Plan for grants of incentive stock options shall be the total number of shares available under the 2014 Plan subject to any limitations under the Internal Revenue Code and provided that shares delivered pursuant to “substitute awards” shall reduce the shares available for issuance of incentive stock options under the 2014 Plan. It is the intention that no award shall be deferred compensation subject to Section 409A of the Internal Revenue Code unless and to the extent that the compensation committee specifically determines otherwise. If the compensation committee determines an award will be subject to Section 409A of the Internal Revenue Code such awards shall be intended to comply in all respects with Section 409A of the Code, and the 2014 Plan and the terms and conditions of such awards shall be interpreted and administered accordingly.

2007 Share Option Plan

In May 2007, we adopted our 2007 Share Option Plan, or the 2007 Plan. The 2007 Plan provides for the grant of options to our directors, employees, officers, consultants and service providers, among others.

As of December 31, 2014, there were options to purchase 1,748,240 ordinary shares outstanding under the 2007 Plan. We may not grant any new awards under the 2007 Plan. The 2007 Plan is administered by our board of directors or a committee designated by our board of directors, which determines, subject to Israeli law, the grantees of options, the terms of the options, including exercise prices, vesting schedules, acceleration of vesting, the type of option and the other matters necessary or desirable for, or incidental to the administration of the 2007 Plan The 2007 Plan provides for the issuance of options under various tax regimes including, without limitation, pursuant to Sections 102 and 3(i) of the Ordinance.

Section 102 of the Ordinance allows employees, directors and officers, who are not controlling shareholders and who are Israeli residents, to receive favorable tax treatment for compensation in the form of shares or options. Section 102 of the Ordinance includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, which provides the most favorable tax treatment for grantees, permits the issuance to a trustee under the “capital gains track.” In order to comply with the terms of the capital gains track, all options granted under a specific plan and subject to the provisions of Section 102 of the Ordinance, as well as the shares issued upon exercise of such options and other shares received following any realization of rights with respect to such options, such as share dividends and share splits, must be registered in the name of a trustee selected by the board of directors and held in trust for the benefit of the relevant employee, director or officer. The trustee may not release these options or shares to the relevant grantee before the second anniversary of the registration of the options in the name of the trustee. However, under this track, we are not allowed to deduct an expense with respect to the issuance of the options or shares.

The 2007 Plan provides that options granted to our employees, directors and officers who are not controlling shareholders and who are considered Israeli residents are intended to qualify for special tax treatment under the “capital gains track” provisions of Section 102(b)(2) of the Ordinance. Our Israeli consultants and controlling shareholders may only be granted options under Section 3(i) of the Ordinance, which does not provide for similar tax benefits.

Options granted under the 2007 Plan are subject to vesting schedules and generally expire 12 years from the date of commencement of their vesting and vest over a four-year period commencing on the date of grant, such that equal portions of granted options vest annually or quarterly. Under the 2007 Plan, in the event of termination of employment or services for any reason other than death, retirement, disability or cause, any vested but unexercised options on the date of termination may be exercised within the term of the options but not later than one to three years after termination of employment or services, depending on the number of years the grantee was employed by or providing services to us. In the event of resignation, any vested but unexercised options on the date of resignation may be exercised within the term of the options but not later than 90 days from resignation. In the event of termination of employment or services for reasons of death, retirement or disability, the grantee, or in the case of death, his or her legal successor, may exercise options that have vested prior to termination within the term of the options but not later than three years after the date of termination of employment or services. In each of the above cases, all unvested options expire on the date of termination of employment or services. If a grantee’s employment or service is terminated for cause, all of the grantee’s vested and unvested options expire on the date of termination. Any expired options are returned to the pool for reissuance.

The 2007 Plan provides that, subject to the terms of grant, in the event of a merger or consolidation of our company, or a sale of all, or substantially all, of our assets, our board of directors or its designated committee, as applicable, in its sole discretion shall decide if and how the unvested options shall be canceled, replaced or accelerated; if and how vested options (including options whose vesting schedule is accelerated) shall be exercised, replaced and/or sold on the behalf of grantee; and how the underlying shares issued upon exercise of the options shall be replaced or sold.

C. Board Practices

Corporate Governance Practices

Under the Companies Law, companies incorporated under the laws of the State of Israel whose shares are publicly traded, including companies with shares listed on the NASDAQ Global Market, are considered public companies. Accordingly, we are required to comply with various corporate governance requirements under Israeli law relating to such matters as external directors, the audit committee, the compensation committee and an internal auditor. This is the case even though our shares are not listed on the Tel Aviv Stock Exchange. These requirements are in addition to the corporate governance requirements imposed by the NASDAQ Listing Rules and other applicable provisions of U.S. securities laws to which we are subject (as a foreign private issuer) due to the listing of our ordinary shares on the NASDAQ Global Market. Under the NASDAQ Listing Rules, a foreign private issuer, such as us, may generally follow its home country rules of corporate governance in lieu of the comparable requirements of the NASDAQ Listing Rules, except for certain matters. Please see “ITEM 16G. Corporate Governance” below for a description of the manner in which we rely upon home country practice in lieu of complying with the NASDAQ Listing Rules.

Board of Directors

Under the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the terms of a consulting agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer and are subject to the terms of any applicable employment agreements that we may enter into with them.

We comply with the NASDAQ Listing Rule that requires that a majority of our directors be independent. Our board of directors has determined that all of our directors, other than our Chief Executive Officer, are independent under that rule. In addition, pursuant to the Companies Law, at least two of our directors must be “external directors.” The definition of independent director under the NASDAQ Listing Rules and external director under the Companies Law overlap to a significant degree such that it is generally the case that directors serving as external directors satisfy the independence requirements under the NASDAQ Listing Rules. However, it is possible for a director to qualify as an “external director” under the Companies Law without qualifying as an “independent director” under the NASDAQ Listing Rules, or vice-versa. The definition of external director under the Companies Law includes a set of statutory criteria that must be satisfied, including criteria whose aim is to ensure that there shall be no factor which would impair the ability of the external director to exercise independent judgment. The definition of independent director under the NASDAQ Listing Rules specifies similar, if slightly less stringent, requirements in addition to the requirement that the board of directors consider any factor which would impair the ability of the independent director to exercise independent judgment. In addition, both external directors and independent directors serve for a period of three years; external directors pursuant to the requirements of the Companies Law and independent directors pursuant to the staggered board provisions of our articles. However, external directors must be elected by a special majority of shareholders while independent directors may be elected by an ordinary majority. See “— External Directors” for a description of the requirements under the Companies Law for a director to serve as an external director.

Under our articles, our board of directors must consist of at least four and not more than 12 directors, including at least two external directors required to be appointed under the Companies Law. Our board of directors currently consists of seven directors, including two external directors whose service commenced upon the listing of our ordinary shares on NASDAQ. The appointment of our external directors was ratified at a meeting of our shareholders held in February 2015, as required under the Companies Law.

Other than external directors, for whom special election requirements apply under the Companies Law, as detailed below, our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from 2015 and thereafter, each year the term of office of only one class of directors will expire. Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless he or she is removed by a vote of 66 2/3% of the voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles.

Our board of directors is divided among the three staggered classes of directors:

•	the Class I director is Uwe Wascher, and his term will expire at the annual general meeting of shareholders to be held in 2015;

•	the Class II directors are Shmuel Cabilly and Larry Ellberger, and their terms will expire at our annual meeting of shareholders to be held in 2016; and

•	the Class III directors are Robert Taub and Oded Lieberman, and their terms will expire at our annual meeting of shareholders to be held in 2017.

In addition, our articles allow our board of directors to appoint directors to fill vacancies on our board of directors, for a term of office equal to the remaining period of the term of office of the director(s) whose office(s) have been vacated.

Under the Companies Law and our articles, nominations for directors may be made by any shareholder holding at least 1% of our outstanding voting power. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our Secretary (or, if we have no Secretary, our Chief Executive Officer). Any such notice must include certain information, the consent of the proposed director nominee(s) to serve as our director(s) if elected and a declaration signed by the nominee(s) declaring that they have the required skills and availability to carry out their duties and providing details of such skills and that there is no limitation under the Companies Law preventing their election and that all of the information that is required to be provided to us in connection with such election under the Companies Law has been provided.

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. See “— External Directors.” In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is one.

Under the Companies Law, the chairman of the board of directors or his relatives cannot be vested with the authority of the chief executive officer of a company, without the approval of a special majority of such company’s shareholders. Such special majority consists of a majority vote of the shares present and voting at a shareholders meeting, provided that either:

•	such majority includes at least two thirds of the shares held by all shareholders who are non-controlling shareholders and do not have a personal interest in approving such resolution that are voted at the meeting, excluding abstentions; or

•	the total number of shares voted by non-controlling shareholders and by shareholders who do not have a personal interest against approving such resolution does not exceed 2% of the aggregate voting rights in the company.

The Companies Law also prohibits a direct or indirect subordinate to the chief executive officer of a company from serving as the chairman of a company’s board of directors.

External Directors

Under the Companies Law, we are required to have at least two members of our board of directors who qualify as external directors under the Companies Law. Alla Felder and Jonathan Kalman serve as our external directors. Their election was ratified by our shareholders in February 2015, as required under the Companies Law.

The provisions of the Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

•	such majority includes at least a majority of the shares held by all shareholders who are non-controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as a disinterested majority; or

•	the total number of shares voted by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

The term “control” is defined in the Companies Law as the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder “holds” (within the meaning of the Companies Law) 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. With respect to certain matters, a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company.

The initial term of an external director is three years. Thereafter, unless a company’s articles of association determine otherwise, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, provided that either:

•	subject to certain conditions being met, his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting in favor of such reelection exceeds 2% of the aggregate voting rights in the company; or

•	his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same majority required for the initial election of an external director (as described above).

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Global Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Prior to the approval of the reelection of the external director at a general shareholders meeting, the company’s shareholders must be informed of the nominee’s previous term of service and of the reasons why the board of directors and audit committee recommended the extension of such term.

External directors may be removed from office only under limited circumstances, including ceasing to meet the statutory qualifications for appointment, or violating their duty of loyalty to the company. In each such event, the external directors may be removed by either a special general meeting of shareholders called by the board of directors after such board has determined the occurrence of circumstances allowing such dismissal or by a court. Dismissal of external directors by such a special shareholders meeting requires the same shareholder vote percentage required for their election. If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to convene a special general meeting of shareholders as soon as practicable to appoint a replacement external director.

Each committee of the board of directors that exercises any of the powers of the board of directors must include at least one external director; however, the audit committee and the compensation committee must include all external directors then serving on the board of directors. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation or other benefits from the company other than such compensation and other benefits for service as external directors as are provided for under the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

The Companies Law provides that a person is not qualified to serve as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director, any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, with a holder of 5% or more of the issued share capital or voting power in the company or with the most senior financial officer.

The term “relative” is defined under the Companies Law as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons.

Under the Companies Law, the term “affiliation” and the similar types of disqualifying relationships include (subject to certain exceptions):

•	an employment relationship;

•	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

•	control; and

•	service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “office holder” is defined under the Companies Law as a general manager (chief executive officer), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as a director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage, other than for his or her service as an external director as permitted by the Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an office holder or director of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

According to regulations promulgated under the Companies Law, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below). In addition, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Exchange Act, (ii) meets the standards of the NASDAQ Listing Rules for membership on the audit committee and (iii) has accounting and financial expertise as defined under Companies Law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses a high degree of proficiency in, and an understanding of, business-accounting matters and financial statements, such that he or she is able to understand the financial statements of the company, in depth, and initiate a discussion about the manner of presentation of the financial data. A director is deemed to have professional qualifications if he or she has any of (i) an academic degree in economics, business management, accounting, law or public administration, (ii) an academic degree or has completed another form of higher education in the primary field of business of the company or in a field which is relevant to his/her position in the company, or (iii) at least five years of experience serving in one of the following capacities, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business; (b) a senior position in the company’s primary field of business; or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Our board of directors has determined that Alla Felder has accounting and financial expertise, while Jonathan Kalman possesses professional qualifications, as required under the Companies Law.

Audit Committee

Our audit committee consists of Larry Ellberger, Alla Felder and Jonathan Kalman. Alla Felder serves as the Chairman of the audit committee.

Companies Law Requirements

Under the Companies Law, as a public company, we are required to appoint an audit committee, which must be comprised of at least three directors, including all of the external directors, one of whom must serve as chairman of the committee. The audit committee may not include the chairman of the board, a controlling shareholder of the company or a relative of a controlling shareholder, a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder or a director who derives most of his or her income from a controlling shareholder.

In addition, under the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. In general, an “unaffiliated director” under the Companies Law is defined as either an external director or as a director who meets the following criteria:

•	he or she meets the qualifications for being appointed as an external director, except for (i) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications; and

•	he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in the service shall not be deemed to interrupt the continuation of the service.

NASDAQ Listing Requirements

Under the NASDAQ corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ corporate governance rules. Our board of directors has determined that Alla Felder is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the NASDAQ corporate governance rules.

Each of the members of our audit committee is “independent” as such term is defined under the NASDAQ listing standards and in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Audit Committee Charter and Responsibilities

Our board of directors has adopted an audit committee charter that sets forth the responsibilities of the audit committee consistent with the rules of the SEC and the NASDAQ Listing Rules, as well as the requirements for such committee under the Companies Law, including the following:

•	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

•	recommending the engagement or termination of the person filling the office of our internal auditor; and

•	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors.

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent auditors and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent auditors and takes those actions that it deems necessary to satisfy itself that the auditors are independent of management.

Under the Companies Law, our audit committee is responsible for:

•	determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

•	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest) and establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest (see “— Approval of Related Party Transactions under Israeli Law”);

•	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto;

•	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

•	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

•	establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees.

Our audit committee may not approve any actions requiring its approval (see “— Approval of Related Party Transactions under Israeli Law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of unaffiliated directors including at least one external director.

Compensation Committee

Our compensation committee consists of Alla Felder, Uwe Wascher and Jonathan Kalman. Jonathan Kalman serves as the Chairman of the compensation committee.

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as NASDAQ, and who do not have a controlling shareholder, do not have to meet this majority requirement; provided, however, that the compensation committee meets other Companies Law composition requirements, as well as the requirements of the jurisdiction where the company’s securities are traded. Each compensation committee member who is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to who may not be a member of the committee.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and needs to be brought for approval by a company’s shareholders, which approval requires a Special Approval for Compensation (as defined in “— Approval of Related Party Transactions under Israeli Law — Fiduciary Duties of Directors and Executive Officers”). Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that following non-approval of such policy by the shareholders, the compensation committee and the board of directors revisit the matter and determine that the adoption of the compensation policy is beneficial to the company. In accordance with the foregoing requirements, our board of directors and shareholders adopted our compensation policy on January 27, 2015 and February 23, 2015, respectively.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including the advancement of the company’s objectives, the company’s business plan and its long-term strategy, and the creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations.

The compensation policy must furthermore consider the following additional factors:

•	the education, skills, expertise and accomplishments of the relevant office holder;

•	the office holder’s roles and responsibilities and prior compensation agreements with him or her;

•	the relationship between the cost of the terms of service of an office holder and the cost of compensation of other employees (including those employed through manpower companies);

•	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and

•	as to severance compensation, the period of service of the office holder, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

•	the link between variable compensation and long-term performance and measurable criteria;

•	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

•	the conditions under which an office holder would be required to repay compensation paid to him or her in the event that such compensation was based on inaccurate data which was restated in the company’s financial statements;

•	the minimum holding or vesting period for variable, equity-based compensation; and

•	maximum limits for severance compensation.

The compensation committee is responsible for (a) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by the shareholders) and (b) duties related to the compensation policy and to the compensation of a company’s office holders, including:

•	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

•	recommending to the board of directors periodic updates to the compensation policy;

•	assessing implementation of the compensation policy;

•	determining whether to approve the terms of compensation of office holders that require such committee’s approval; and

•	determining whether the compensation terms of certain office holders need not be brought to the shareholders for approval.

NASDAQ Listing Requirements

Under NASDAQ corporate governance rules, we are required to maintain a compensation committee consisting of at least two independent directors. Each of the members of the compensation committee is required to be independent under NASDAQ rules relating to compensation committee members, which are different from the general test for independence of board and committee members. Each of the members of our compensation committee satisfies those requirements.

Compensation Committee Charter and Responsibilities

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which include:

•	the responsibilities set forth in the compensation policy;

•	reviewing and approving the granting of options and other incentive awards to the extent such authority is delegated by our board of directors; and

•	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

Nominating and Governance Committee

Our nominating and governance committee consists of Larry Elberger and Jonathan Kalman. Larry Elberger serves as the Chairman of the nominating and governance committee. Our board of directors has adopted a nominating and governance committee charter that sets forth the responsibilities of the nominating and governance committee, which include:

•	overseeing and assisting our board in reviewing and recommending nominees for election as directors;

•	assessing the performance of the members of our board; and

•	establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our company.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee. An internal auditor may not be:

•	a person (or a relative of a person) who holds more than 5% of the company’s outstanding shares or voting rights;

•	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

•	an office holder (including a director) of the company (or a relative thereof); or

•	a member of the company’s independent accounting firm, or anyone on its behalf.

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. In April 2015, Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited was appointed as our internal auditor.

Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Companies Law codifies the fiduciary duties that office holders owe to a company. Each person listed in the table under “ITEM 6.A Directors and Senior Management” is an office holder under the Companies Law.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company.

The duty of care includes a duty to use reasonable means to obtain:

•	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

•	all other important information pertaining to any such action.

The duty of loyalty includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties to the company and his or her other duties or personal affairs;

•	refrain from any action that is competitive with the company’s business;

•	refrain from exploiting any business opportunity of the company in order to receive a personal gain for himself or herself or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may be aware of and all related material information or documents concerning any existing or proposed transaction with the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. A personal interest includes an interest of any person in an action or transaction of a company, including a personal interest of such person’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the company. A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such person has no personal interest in the matter. An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Companies Law, an extraordinary transaction is defined as any of the following:

•	a transaction other than in the ordinary course of business;

•	a transaction that is not on market terms; or

•	a transaction that may have a material impact on a company’s profitability, assets or liabilities.

If it is determined that an office holder has a personal interest in a transaction, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Further, so long as an office holder has disclosed his or her personal interest in a transaction, the board of directors may approve an action by the office holder that would otherwise be deemed a breach of the duty of loyalty if it is performed by the office holder in good faith. However, generally, a company may only approve a transaction or action in which an office holder has a personal interest if it is in the company’s interest. An extraordinary transaction in which an office holder has a personal interest requires approval first by the company’s audit committee and subsequently by the board of directors. The compensation of, or an undertaking to indemnify or insure, an office holder who is not a director requires approval first by the company’s compensation committee, then by the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify or insure is inconsistent with the company’s stated compensation policy or if the office holder is the Chief Executive Officer (apart from a number of specific exceptions), then such arrangement is subject to the approval of a majority vote of the shares present and voting at a shareholders meeting, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement; or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights. We refer to this as the Special Approval for Compensation. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the compensation committee, board of directors and, subject to certain exceptions, also shareholders by an ordinary majority, in that order, and under certain circumstances, a Special Approval for Compensation. If shareholders of a company do not approve the compensation terms of office holders, other than directors, the compensation committee and board of directors may override the shareholders’ decision, subject to certain conditions.

Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting or vote on that matter unless the chairman of the audit committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. If a majority of the members of the audit committee or the board of directors (as applicable) has a personal interest in the approval of a transaction, then all directors may participate in discussions of the audit committee or the board of directors (as applicable) on such transaction and the voting on approval thereof, but shareholder approval is also required for such transaction.

Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions

Pursuant to the Companies Law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated. The approval of the audit committee, the board of directors and the shareholders of the company, in that order is required for (a) extraordinary transactions (including certain private placement transactions) with a controlling shareholder or in which a controlling shareholder has a personal interest, (b) the engagement with a controlling shareholder or his or her relative, directly or indirectly, for the provision of services to the company, (c) the terms of engagement and compensation of a controlling shareholder or his or her relative who is not an office holder, or (d) the employment of a controlling shareholder or his or her relative by the company, other than as an office holder. In addition, the shareholder approval requires one of the following, which we refer to as a Special Majority:

•	at least a majority of the shares held by all shareholders who do not have a personal interest in the transaction and which are voted at the meeting are voted in favor of the transaction, excluding abstentions; or

•	the shares voted against the transaction by shareholders who have no personal interest in the transaction do not exceed 2% of the voting rights in the company.

To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless, with respect to certain transactions, the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

Arrangements regarding the compensation, indemnification or insurance of a controlling shareholder in his or her capacity as an office holder require the approval of the compensation committee, board of directors and shareholders by a Special Majority and the terms thereof may not be inconsistent with the company’s stated compensation policy.

Pursuant to regulations promulgated under the Companies Law, certain transactions with a controlling shareholder or his or her relative, or with directors, that would otherwise require approval of a company’s shareholders may be exempt from shareholder approval upon certain determinations of the audit committee, or the compensation committee, as the case may be, and board of directors. Under these regulations, a shareholder holding at least 1% of the issued share capital of the company may require, within 14 days of the publication of such determinations, that despite such determinations by the relevant committee and the board of directors, such transaction will require shareholder approval under the same majority requirements that would otherwise apply to such transactions.

Shareholder Duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

•	an amendment to the company’s articles of association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders.

In addition, certain shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that he or she has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or other power towards the company. The Companies Law does not define the substance of the duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.

Exculpation, Insurance and Indemnification of Directors and Officers

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our articles include such a provision. The company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

•	financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction; and

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided for in the company’s articles of association:

•	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and

•	a financial liability imposed on the office holder in favor of a third party.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising solely out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine, civil fine, monetary sanction or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders. See “—Approval of Related Party Transactions under Israeli Law”.

Our articles permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

We have obtained directors and officers liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Companies Law. In addition, we have entered into agreements with each of our directors and executive officers exculpating them from liability to us for damages caused to us as a result of a breach of duty of care and undertaking to indemnify them, in each case, to the fullest extent permitted by our articles and the Companies Law.

D. Employees

The following table sets forth, as of the end of each of the last three financial years, the number of our employees, broken down by category of activity:

	As of December 31,
Area of Activity	2012	2013	2014
General and Administrative	3	3	6
Research and Development	9	10	15
Total	12	13	21

All of the above employees were (or are, as appropriate) based in Israel. During the periods covered by the above table, we did not employ a significant number of temporary employees

Israeli labor laws govern the length of the workday and workweek, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination, payments to the National Insurance Institute, and other conditions of employment and include equal opportunity and anti-discrimination laws. While none of our employees is party to any collective bargaining agreements, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees in Israel by order of the Israeli Ministry of the Economy. These provisions primarily concern cost of living adjustments to salaries, pension fund benefits for all employees, insurance for work-related accidents, recuperation pay and travel expenses. We generally provide our employees with benefits and working conditions beyond the required minimums.

We have never experienced any employment-related work stoppages and believe that our relationships with our employees are good.

E. Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to “ITEM 6.B. Compensation—2014 Equity Incentive Plan” and “ITEM 7.A. Major Shareholders.”

ITEM 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The following table sets forth information, as of April 15, 2015, concerning the beneficial ownership of our ordinary shares by (i) any person or entity who is known by us to own beneficially 5% or more of our outstanding shares, (ii) each of our directors and executive officers individually and (iii) all of our directors and executive officers as a group.

The percentage of shares beneficially owned is based on 16,996,960 ordinary shares that were outstanding as of April 15, 2015. The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of April 15, 2015, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. We have also set forth below information known to us regarding any significant change in the percentage ownership of our ordinary shares by any major shareholders during the past three years.

Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See “ITEM 10.B Articles of Association.” Unless otherwise noted below, each shareholder’s address is Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, Israel.

A description of any material relationship that our major shareholders have had with us or any of our predecessors or affiliates within the past year is included under “ITEM 7.B—Related Party Transactions.”

	Number of Shares
Name of Beneficial Owner	Beneficially Held	%
Major Shareholders
Capital Point Ltd. and affiliates(1)	2,090,480	12.3%
Jürgen Hambrecht(2)	881,810	5.2%

Directors and Executive Officers
Oded S. Lieberman(3)	494,240	2.8%
Alon Yaar	*	*
Sheila Oren	*	*
Oron Yacoby-Zeevi	*	*
Roy Golan	*	*
Sharon Cohen-Vered	*	*
Revital Mandil-Levin	*	*
Shmuel Cabilly(4)	2,629,650	15.5%
Larry Ellberger	*	*
Robert Taub(5)	3,232,890	19.0%
Uwe Wascher(6)	3,021,370	17.8%
Alla Felder	*	*
Jonathan Kalman	*	*
All directors and executive officers as a group (13 persons)	9,641,430	54.3%

* Represents beneficial ownership of less than 1% of our outstanding ordinary shares.

(1)	Based on a Schedule 13G filed by Capital Point Ltd. on February 17, 2015. Includes 385,920 ordinary shares held by Ofakim Hi-Tech Ventures Ltd., or OHV, a wholly-owned subsidiary of Capital Point Ltd. Capital Point Ltd. is an Israeli company traded on the Tel-Aviv Stock Exchange whose principal business address is Azrieli Center, Round Tower 22nd Floor, Tel Aviv 67021, Israel.

(2)	Based on a Schedule 13G filed by Jürgen Hambrecht on February 24, 2015. The principal business office of the Reporting Person is 36 Romerweg, Neustadt, Germany 67434.

(3)	Consists of 494,240 ordinary shares issuable upon exercise of outstanding options.

(4)	Based on a Schedule 13G filed by Shmuel Cabilly on February 17, 2015. The principal business office of the Shmuel Cabilly is 13 Em Kol Hai Street, Gedera, Israel.

(5)	Based on a Schedule 13G filed by Robert Taub on February 17, 2015. Includes 298,250 ordinary shares held by MINV SA, a company in which Mr. Taub owns over 99.9% of the outstanding shares. The principal business office of the Robert Taub is c/o NeuroDerm Ltd., Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, Israel.

(6)	Based on a Schedule 13G filed by Uwe Wascher on February 17, 2015. The principal business office of the Uwe Wascher is c/o NeuroDerm Ltd., Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, Israel.

Recent Significant Changes in the Percentage Ownership of Major Shareholders

Pursuant to and/or at the time of the consummation of our IPO, which closed in November 2014, there were the following changes to the beneficial ownership of the following major shareholders:

(i)        Capital Point Ltd. and its affiliates acquired (1) an aggregate of 90,160 ordinary shares via the exercise of outstanding warrants that had been issued to them pursuant to (a) a convertible loan financing round that we consummated in August 2011 (as described under “Related Party Transactions” in ITEM 7.B below and which we refer to as the 2011 Financing) and (b) a convertible loan financing that we consummated in October 2013 (as described under “Related Party Transactions” below in ITEM 7.B below and which we refer to as the 2013 Financing); (2) an aggregate of 364,960 ordinary shares upon the conversion of senior convertible promissory notes that had been issued to them in (a) the 2013 Financing and (b) a convertible loan financing that we consummated in August 2014 (as described under “Related Party Transactions” in ITEM 7.B below and which we refer to as the 2014 Financing); and (3) 134,095 ordinary shares via their participation as investors in our IPO.

(ii)        Jürgen Hambrecht acquired (1) an aggregate of 240,480 ordinary shares upon the conversion of senior convertible promissory notes that were issued to him pursuant to the 2013 Financing and 2014 Financing; (2) 45,760 ordinary shares via the exercise of outstanding warrants that had been issued to him pursuant to the 2013 Financing; and (3) 64,050 ordinary shares via his participation as an investor in our IPO.

(iii)        Shmuel Cabilly acquired (1) an aggregate of 120,320 ordinary shares via the exercise of outstanding warrants that had been issued to him pursuant to (a) the 2011 Financing and (b) the 2013 Financing; (2) an aggregate of 268,080 ordinary shares upon the conversion of senior convertible promissory notes that had been issued to him in (a) the 2013 Financing and (b) the 2014 Financing; and (3) 236,850 ordinary shares via his participation as an investor in our IPO.

(iv)        Robert Taub acquired (1) an aggregate of 87,680 ordinary shares via the exercise of outstanding warrants that had been issued to him pursuant to (a) the 2011 Financing and (b) the 2013 Financing; (2) an aggregate of 280,800 ordinary shares upon the conversion of senior convertible promissory notes that had been issued to him in (a) the 2013 Financing and (b) the 2014 Financing; and (3) 298,250 ordinary shares via his participation as an investor in our IPO.

(v)        Uwe Wascher acquired (1) an aggregate of 87,520 ordinary shares via the exercise of outstanding warrants that had been issued to him pursuant to (a) the 2011 Financing and (b) the 2013 Financing; (2) an aggregate of 276,640 ordinary shares upon the conversion of senior convertible promissory notes that had been issued to him in (a) the 2013 Financing and (b) the 2014 Financing; and (3) 276,050 ordinary shares via his participation as an investor in our IPO.

B.	Related Party Transactions

The following is a description of material transactions, or series of related material transactions, since January 1, 2014, to which we were or will be a party and in which the other parties included or will include our directors, executive officers, holders of more than 10% of our voting securities or any member of the immediate family of any of the foregoing persons.

Concluding Stage of Earlier Financing Transactions Upon IPO

From our founding until our IPO, we raised capital through multiple rounds of financing. From 2009 to 2014, we raised capital through the issuance of senior convertible promissory notes that were convertible into preferred shares. In the 2011 and 2013 financing rounds, we also issued warrants to purchase preferred shares and/or ordinary shares of our company, to which we refer as the 2011 Warrants and 2013 Warrants, respectively. In November 2014, upon the consummation of our IPO, those convertible notes, along with preferred shares issued or issuable under the convertible notes and under the 2011 Warrants and/or 2013 Warrants were all converted and/or exercised (as applicable), resulting in the issuance of ordinary shares to the pre-IPO investors in our company. A summary of those financing rounds and the terms of conversion and exercise is provided below.

2011 Financing.

On August 25, 2011, we entered into a convertible loan agreement with certain of our existing shareholders, pursuant to which we issued $2.0 million principal amount of senior convertible 2011 series A promissory notes, or the 2011 Notes. The 2011 Notes bore interest at 15% annually. The principal and accrued interest on the 2011 Notes were convertible into our A-1 preferred shares at a conversion price equal to the lower of 70% of the purchase price paid in a future capital raise or $5.37 per share. Under the 2012 Loan Agreement (defined below), the conversion price was amended for several of the investors to $0.94 per share and for certain other investors to $1.49 per share. In addition, we issued the 2011 Warrants, which were exercisable for our A-1 preferred shares at an exercise price of $5.37 per share. The 2011 Warrants were exercisable or convertible by the holders thereof, at any time until their expiration, by exercise for cash or conversion for shares, and were to expire upon the consummation of the IPO. Upon the closing of our IPO, we issued 230,480 ordinary shares pursuant to the exercise of the 2011 Warrants, applying the IPO price of $10.00 per ordinary share.

2012 Financing.

On July 16, 2012, we entered into a convertible loan agreement with certain of our existing shareholders, which we refer to as the 2012 Loan Agreement, pursuant to which we issued $4.3 million principal amount of senior convertible 2012 series A promissory notes, or the 2012 Notes. The 2012 Notes bore interest at 8% annually. The principal and accrued interest were convertible into our A-1 preferred shares at a conversion price equal to the lower of 70% of the purchase price paid in a future capital raise or $7.66 per share.

2013 Financing.

In October 2013, we entered into a convertible loan agreement with certain of our existing shareholders and other investors, which we refer to as the 2013 Convertible Loan Agreement, pursuant to which we issued $5.4 million principal amount of senior convertible 2013 series B promissory notes, or the 2013 Notes. The 2013 Notes bore interest at 5% annually. The principal and accrued interest were convertible into shares of our company, issuable in a future financing, at a conversion price that was not to exceed one-third of the purchase price to be paid in such financing. In addition, we issued the 2013 Warrants, which were exercisable for the number of shares equal to 20% of the total number of shares underlying the 2013 Notes. The exercise price of the 2013 Warrants was identical to the conversion price of the 2013 Notes. The 2013 Warrants were exercisable via payment of cash or in a cashless manner, and unless exercised, were to expire upon the consummation of the IPO. Upon the closing of the IPO, we issued 312,240 ordinary shares pursuant to the exercise of the 2013 Warrants, applying the IPO price of $10.00 per ordinary share.

Pursuant to the 2013 Convertible Loan Agreement, effective as of October 17, 2013, the notes issued pursuant to the 2009 financing round, or the 2009 Notes, together with the 2011 Notes and 2012 Notes were converted into 104,801 of our A-1 preferred shares, which converted into 8,384,080 ordinary shares upon the closing of the IPO. Furthermore, pursuant to the 2014 Financing, pursuant to which all of the 2013 Notes converted into 2014 Notes, upon the closing of the IPO, the former 2013 Notes were converted into 1,805,440 ordinary shares at prices per share that equaled 92.5% multiplied by one-third of the price per share in the IPO for the former 2013 Noteholders who participated in the 2014 Financing and by one-third of the price per share in the IPO for those former 2013 Noteholders who did not participate in the 2014 Financing.

2014 Financing.

In August 2014, we entered into a convertible loan agreement with several investors, which we refer to as the 2014 Convertible Loan Agreement, pursuant to which the investors agreed to purchase up to $17.8 million principal amount of convertible notes, or the 2014 Notes, from our company.

The 2014 Notes were to be sold to investors in up to three equal tranches. We sold to the investors (and received payment for) the first tranche, in a total amount of approximately $5.6 million. Due to the closing of the IPO, we did not issue or sell the second and/or third tranches. The 2014 Notes bore interest at an annual rate of 10%, and automatically converted into 655,840 ordinary shares upon the closing of our IPO. The conversion price equalled 88.0% or 92.5% of the price per ordinary share in the IPO, depending on the participation level of the particular investor in the 2014 Notes.

Upon conversion of the 2014 Notes into ordinary shares, any investor who invested at least its pro rata portion (as defined in the 2014 Notes) in the 2014 Financing received cash premiums on those invested amounts, in an amount equal to 12% or 24% on the amount actually invested by the investor in the first tranche of the 2014 Financing.

2011 Warrants and 2013 Warrants. We agreed to bear the cost of tax payments to which the lenders in the various financing rounds may be subject upon conversion of the 2011 Warrants and 2013 Warrants. We currently anticipate this amount to be approximately $1.2 million as of December 31, 2014.

Registration Rights

In August 2014, prior to our IPO, we entered into an amended and restated investors’ rights agreement with holders of 12,491,440 ordinary shares, including certain of our major shareholders. Under that agreement, those shareholders are entitled to request that we register the resale of their ordinary shares under the Securities Act, subject to cutback for marketing reasons and certain other conditions. Those shareholders are also entitled to “piggyback” registration rights, which are also subject to cutback for marketing reasons and certain other conditions. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration, except for shares held by our shareholders who are affiliates. Any sales of securities by these shareholders could have a material adverse effect on the trading price of our ordinary shares.

Agreements and Arrangements with, and Compensation of, Directors and Executive Officers

We have entered into written confidentiality, non-competition/solicitation and inventions assignment agreements with each of our executive officers. However, the enforceability of the non-competition provisions may be limited under applicable law. Our executive officers will not receive benefits upon their termination, other than payment of salary and related benefits (and limited accrual of vacation days) during the required notice period for termination of their employment, which varies for each individual.

Indemnification agreements

Our articles permit us to exculpate, indemnify and insure each of our directors and office holders to the fullest extent permitted by the Companies Law. Immediately prior to the closing of the IPO, we entered into indemnification agreements with each of our directors and executive officers, undertaking to indemnify them to the fullest extent permitted by the Israeli Companies Law, including with respect to liabilities resulting from a public offering of our shares, to the extent that these liabilities are not covered by insurance. We have also obtained Directors and Officers insurance for each of our executive officers and directors. For further information, see “ITEM 10 Management — Exculpation, Insurance and Indemnification of Directors and Officers.”

Option awards

Since our inception we have granted options to purchase our ordinary shares to our officers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under “ITEM 6.B. Compensation.”

Participation in the IPO

Certain of our shareholders who held ordinary shares since prior to our IPO, including affiliates of certain of our directors, purchased 1,390,400 ordinary shares in our IPO (in addition to any ordinary shares that they may have received upon exercise of warrants, conversion of notes or conversion of preferred shares upon the consummation of the IPO, as described above under “—Concluding Stage of Earlier Financing Transactions Upon IPO.” The underwriters received the same underwriting discount on the shares that were purchased by those persons as on the other shares sold to the public in the IPO.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.        Financial Information.

A.	Statements and Other Financial Information

We have appended our financial statements at the end of this annual report, starting at page F-2, as part of this annual report.

Legal Proceedings

        From time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. Currently, and in the recent past, we are not and have not been a party to any legal proceedings, nor are there any legal proceedings (including governmental proceedings) pending or, to our knowledge, threatened against us, that our management believes, individually or in the aggregate, would have a significant effect on our financial position or profitability. We intend to defend against any claims to which we may become subject, and to proceed with any claims that we may need to assert against third parties, in a vigorous fashion.

Dividend Distribution Policy

We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. See “ITEM 3.D—Risk Factors— Risks Related to Our Ordinary Shares—We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future” and “ITEM 10.B—Articles of Association—Dividend and Liquidation Rights” for an explanation concerning the payment of dividends under Israeli law.

B.	Significant Changes

Since the date of our financial statements included in this annual report, there has not been a significant change in our company other than as described elsewhere in this annual report.

ITEM 9.        The Offer and Listing.

A.	Listing details

Our ordinary shares have been quoted on NASDAQ Global Market under the symbol “NDRM” since November 14, 2014. Prior to that date, there was no public trading market for our ordinary shares. Our IPO was priced at $10.00 per share on November 14, 2014. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on NASDAQ:

	High	Low
Annual:
2014 (beginning November 14, 2014)	$18.14	$5.80
Quarterly:
Second Quarter 2015 (through April 15, 2015)	$15.22	$12.59
First Quarter 2015	$15.45	$9.83
Fourth Quarter 2014 (beginning November 14, 2014)	$18.14	$5.80
Most Recent Four Months (since IPO):
April 2015 (through April 15, 2015)	$15.22	$12.59
March 2015	$13.97	$12.48

	High	Low
February 2015	$14.21	$9.88
January 2015	$15.45	$9.83
December 2014	$18.14	$5.80
November 2014 (beginning November 14, 2014)	$9.15	$7.15

B.	Plan of Distribution

Not applicable.

C.	Markets

See “—Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.        ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Articles of Association

Registration Number and Purposes of the Company

Our registration number with the Israeli Registrar of Companies is 51-339457-7. Our purpose as set forth in our articles is to engage in any lawful activity.

Voting Rights

All ordinary shares have identical voting and other rights in all respects.

Transfer of Shares

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our articles, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our articles or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors described under “ITEM 6.C Board Practices— External Directors.”

Under our articles, our board of directors must consist of not less than four but no more than 12 directors, not including two external directors as required by the Companies Law. Pursuant to our articles, other than the external directors, for whom special election requirements apply under the Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares, participating and voting at the relevant meeting. In addition, our directors, other than the external directors, are divided into three classes that are each elected at a general meeting of our shareholders every three years, in a staggered fashion (such that one class is elected each year), and each of such directors will serve on our board of directors until the annual general meeting of our shareholders for the year in which his or her term expires, unless they are removed by a vote of 66 2/3% of the voting power of our shareholders at a general or special meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles. In addition, our articles allow our board of directors to appoint directors to fill vacancies on the board of directors to serve for a term of office equal to the remaining period of the term of office of the directors(s) whose office(s) have been vacated. External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Companies Law. See “ITEM 6.C Board Practices— External Directors.”

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our articles do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If we do not meet such criteria, we may only distribute dividends with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our articles as extraordinary general meetings. Our board of directors may call extraordinary general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene an extraordinary general meeting upon the written request of (i) any two of our directors or one-quarter of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% of our outstanding voting power or (b) 5% or more of our outstanding voting power.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

•	amendments to our articles;

•	appointment or termination of our auditors;

•	appointment of external directors;

•	approval of certain related party transactions;

•	increases or reductions of our authorized share capital;

•	a merger; and

•	the exercise of our board of director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Companies Law and our articles require that notice of any annual general meeting or extraordinary general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes, among other matters, the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, approval of the company’s general manager to serve as the chairman of its board of directors or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

The Companies Law allows one or more of our shareholders holding at least 1% of the voting power of a company to request the inclusion of an additional agenda item for an upcoming shareholders meeting, assuming that it is appropriate for debate and action at a shareholders meeting. Under recently adopted regulations, such a shareholder request must be submitted within three or, for certain requested agenda items, seven days following our publication of notice of the meeting. If the requested agenda item includes the appointment of director(s), the requesting shareholder must comply with particular procedural and documentary requirements. If our board of directors determines that the requested agenda item is appropriate for consideration by our shareholders, we must publish an updated notice that includes such item within seven days following the deadline for submission of agenda items by our shareholders. The publication of the updated notice of the shareholders meeting does not impact the record date for the meeting. In lieu of this process, we may opt to provide pre-notice of our shareholders meeting at least 21 days prior to publishing official notice of the meeting. In that case, our 1% shareholders are given a 14-day period in which to submit proposed agenda items, after which we must publish notice of the meeting that includes any accepted shareholder proposals.

Under the Companies Law and under our articles, shareholders are not permitted to take action by way of written consent in lieu of a meeting.

Voting Rights

Quorum requirements

Pursuant to our articles, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. As a foreign private issuer, the quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least 25% of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time or date if so specified in the notice of the meeting. At the reconvened meeting, any two or more shareholders present in person or by proxy shall constitute a lawful quorum.

Vote Requirements

Our articles provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our articles. Under the Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if such terms are not extraordinary) require the approval described in “ITEM 6.C. Board Practices—Approval of Related Party Transactions under Israeli Law.” Additionally, (i) the approval and extension of a compensation policy and certain deviations therefrom require the approvals described above under “ITEM 6.C Board Practices— Compensation Committee — Companies Law Requirements,” (ii) the terms of employment or other engagement of the chief executive officer of the company require the approvals described below in this ITEM 10 under “Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions” and (iii) the chairman of a company’s board of directors also serving as its chief executive officer require the approvals described above under “ITEM 6.C Board Practices—Board of Directors.” Under our articles, the alteration of the rights, privileges, preferences or obligations of any class of our shares requires a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. Our articles also require that the removal of any director from office (other than our external directors) or the amendment of the provisions of our amended articles relating to our staggered board requires the vote of 66 2/3% of the voting power of our shareholders. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person or by proxy and voting on the resolution.

Access to Corporate Records

Under the Companies Law, shareholders are provided access to: minutes of our general meetings; our shareholders register and principal shareholders register, articles and annual audited financial statements; and any document that we are required by law to file publicly with the Israeli Companies Registrar or the Israel Securities Authority. In addition, shareholders may request to be provided with any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Companies Law. We may deny this request if we believe it has not been made in good faith or if such denial is necessary to protect our interest or protect a trade secret or patent.

Modification of Class Rights

Under the Companies Law and our articles, the rights attached to any class of share, such as voting, liquidation and dividend rights, may be amended by adoption of a resolution by the holders of a majority of the shares of that class present at a separate class meeting, or otherwise in accordance with the rights attached to such class of shares, as set forth in our articles.

Registration Rights

For a discussion of registration rights that we granted to certain of our existing shareholders prior to our IPO, please see “ITEM 7.B Related Party Transactions— Registration Rights.”

Acquisitions under Israeli Law

Full Tender Offer.

A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the relevant class for the purchase of all of the issued and outstanding shares of that class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares. The foregoing also applies to the acquisition of voting rights.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition an Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If (a) the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class or the shareholders who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer, or (b) the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class), the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class.

Special Tender Offer.

The Companies Law provides that, subject to certain exceptions, an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that, subject to certain exceptions, an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company.

A special tender offer must be extended to all shareholders of a company. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the offer is accepted by a majority of the offerees who notified the company of their position in connection with such offer (excluding the offeror controlling shareholders, holders of 25% or more of the voting rights in the company or anyone on their behalf, or any person having a personal interest in the acceptance of the tender offer). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger.

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, by a majority vote of each party’s shareholders, and, in the case of the target company, also a majority vote of each class of its shares.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same Special Majority approval that governs all extraordinary transactions with controlling shareholders (as described under “ITEM 6.C. Board Practices— Approval of Related Party Transactions under Israeli Law — Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions”).

If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the petition of holders of at least 25% of the voting rights of a company. For such petition to be granted, the court must find that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger is filed by each party with the Israeli Registrar of Companies and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Anti-takeover Measures under Israeli Law

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. There are currently no preferred shares authorized under our articles. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our articles, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law as described above in “— Voting Rights.”

Borrowing Powers

Pursuant to the Companies Law and our articles, our board of directors may exercise all powers and take all actions that are not required under law or under our articles to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Changes in Capital

Our articles enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly passed by our shareholders at a general meeting by voting on such change in the capital. For example, the declaration and payment of dividends in the absence of sufficient retained earnings or profits requires the approval of both our board of directors and an Israeli court.

C.	Material Contracts

We have not entered into any material contract within the two years prior to the date of this annual report, other than contracts entered into in the ordinary course of business, or as otherwise described below in this ITEM 10.C.

Underwriting Agreement for IPO

We entered into an underwriting agreement, dated November 13, 2014, with Jefferies LLC, as representative of the underwriters for our IPO, with respect to the ordinary shares sold in our IPO. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

Investors’ Rights Agreement

For a description of the registration rights that we granted under our Amended and Restated Investors’ Rights Agreement that we entered into prior to the IPO, please refer to “ITEM 7.B. Related Party Transaction—Registration Rights.”

Lease Agreement for Headquarters

We lease the office premises that we occupy at Rabin Science Park in Rehovot, Israel from a private commercial property owner pursuant to the terms of a four year lease agreement that we entered into in February 2014. For a description of the terms of this agreement, please see “ITEM 4.D Property, Plants and Equipment” above.

D.	Exchange Controls

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding some transactions. However, legislation remains in effect under which currency controls can be imposed by administrative action at any time.

The ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our articles or by the laws of the State of Israel.

E.	Taxation

Israeli Tax Considerations

The following is a brief summary of the material Israeli tax consequences concerning the ownership and disposition of our ordinary shares by our shareholders. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Because parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the seller's country of residence provides otherwise. Capital gain is generally subject to tax at the corporate tax rate (26.5% in 2014 and thereafter), if generated by a company, or at the rate of 25% if generated by an individual, or 30% in the case of sale of shares by a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company's “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive proceeds upon liquidation and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48% for an individual in 2014). Furthermore, beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of the individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 811,560 (in 2013 and 2014).

Notwithstanding the foregoing, a non-Israeli resident (individual or corporation) who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a recognized stock exchange in Israel or outside of Israel will generally be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares of an Israeli company by a shareholder who (i) is a U.S. resident (for purposes of the treaty), (ii) holds the shares as a capital asset, and (iii) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply if: (i) the capital gain arising from the sale, exchange or other disposition can be attributed to a permanent establishment of the shareholder that is maintained in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting rights during any part of the 12-month period preceding the disposition, subject to certain conditions; or (iii) such U.S. resident is an individual and was present in Israel for a period or peiods aggregating to 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, a U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, such as a merger or other transaction, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by that authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli residents, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Taxation of Non-Israeli Shareholders on Receipt of Dividends.

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli withholding tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless relief is provided in a treaty between Israel and the shareholder's country of residence (subject to the receipt of a valid certificate from the Israeli Tax Authority allowing for a reduced tax rate). With respect to a person who is a Substantial Shareholder at the time of receiving the dividend or at any time during the preceding 12 months, subject to the terms of an applicable tax treaty, the applicable withholding tax rate is 30%, unless such Substantial Shareholder holds such shares through a nominee company, in which case the rate is 25%. If the dividend is distributed from income attributed to a Preferred Enterprise, the applicable withholding tax rate is 20%, subject to certain conditions, unless a reduced rate is provided under an applicable tax treaty (subject to the receipt of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). If the dividend is attributable partly to income derived from a Preferred Enterprise, and partly from other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income.

For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, for dividends not generated by a Preferred Enterprise and paid to a U.S. corporation holding 10% or more of the outstanding voting rights throughout the tax year in which the dividend is distributed as well as during the previous tax year, the maximum rate of withholding tax is generally 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed limitations under U.S. laws applicable to foreign tax credits.

We cannot assure you that in the event we declare a dividend we will designate the income that we may distribute in a way that will reduce shareholders' tax liability.

Estate and Gift Tax.

Israeli law presently does not impose estate or gift taxes.

Excess Tax.

Beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 811,560 (in 2014) which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

U.S. Federal Income Taxation

The following is a description of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax consequences to holders that were initial purchasers of our ordinary shares in our IPO and that will hold such ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities, commodities or currencies;

•	tax-exempt entities;

•	certain former citizens or long-term residents of the United States;

•	persons that received our ordinary shares as compensation for the performance of services;

•	persons that will hold our ordinary shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our ordinary shares through such an entity;

•	U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar; or

•	holders that own directly, indirectly or through attribution 10.0% or more of the voting power or value of our ordinary shares.

Moreover, this description does not address the United States federal estate, gift, alternative minimum tax or net investment income tax consequences, or any state, local or non-U.S. tax consequences, of the ownership and disposition of our ordinary shares.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. Each of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service will not take a different position concerning the tax consequences of the ownership and disposition of our ordinary shares or that such a position would not be sustained.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

Based on certain estimates of our gross income and gross assets and the nature of our business, we expect to be classified as a passive foreign investment company, or a PFIC, for the taxable year ending December 31, 2015. Our classification as a PFIC may result in material adverse consequences for you if you are a U.S. taxable investor. See “— Passive Foreign Investment Company Considerations.”

You should consult your tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

Passive Foreign Investment Company Considerations

If we were to be classified as a “passive foreign investment company,” or PFIC, in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for federal income tax purposes in any taxable year in which, after applying certain look through rules, either

•	at least 75% of its gross income is “passive income”; or;

•	at least 50% of the average quarterly value of its gross assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of passive income;

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation's income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, our ordinary shares generally will continue to be treated as shares in a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above (including if we are not classified as a PFIC for the taxable year ending December 31, 2016).

Based on certain estimates of our gross income and gross assets and the nature of our business, we believe that we were classified as a PFIC for the taxable year ended December 31, 2014, and furthermore expect to be classified, and you should assume that we will be classified, as a PFIC for the taxable year ending December 31, 2015. Because PFIC status must be determined annually based on tests which are factual in nature, our PFIC status in future years will depend on our income, assets and activities in those years. There can be no assurance that we will not be considered a PFIC for any taxable year and we do not intend to make a determination of our or any of our future subsidiaries' PFIC status in the future. A U.S. Holder may be able to mitigate some of the adverse U.S. federal income tax consequences described below with respect to owning our ordinary shares if we are classified as a PFIC for our taxable year ending December 31, 2015, provided that such U.S. Holder is eligible to make, and successfully makes, either a “mark-to-market” election or a qualified electing fund election described below for the taxable year in which its holding period begins.

If we were a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime, which we refer to as the Excess Distribution Regime, will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of our ordinary shares. Under the Excess Distribution Regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder's regular ordinary income rate for the current year and would not be subject to the interest change discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. Certain elections may be available that would result in an alternative treatment of our ordinary shares. If we are determined to be a PFIC, the Excess Distribution Regime described in this paragraph would also apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any future subsidiary of ours that also may be determined to be PFICs.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, then in lieu of being subject to the tax and interest charge rules discussed above, a U.S. Holder may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such ordinary shares are “regularly traded” on a “qualified exchange.” In general, our ordinary shares will be treated as “regularly traded” for a given calendar year if more than a de minimis quantity of our ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year. Although the IRS has not published any authority identifying specific exchanges that may constitute “qualified exchanges,” Treasury Regulations provide that a qualified exchange is (a) a United States securities exchange that is registered with the SEC, (b) the United States market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a non-U.S. securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such non-U.S. exchange has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly, market, and to protect investors; and the laws of the country in which such non-U.S. exchange is located and the rules of such non-U.S. exchange ensure that such requirements are actually enforced and (ii) the rules of such non-U.S. exchange effectively promote active trading of listed stocks. Our ordinary are listed on the NASDAQ Global Market, which is a United States securities exchange that is registered with the SEC. However, no assurance can be given that our ordinary shares will meet the requirements to be treated as “regularly traded” for purposes of the mark-to-market election. In addition, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the Excess Distribution Regime with respect to such holder's indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including stock in any future subsidiary of ours that is treated as a PFIC.

If a U.S. Holder makes an effective mark-to-market election, such U.S. Holder will include in each year that we are a PFIC as ordinary income the excess of the fair market value of such U.S. Holder's ordinary shares at the end of the year over such U.S. Holder's adjusted tax basis in our ordinary shares. Such U.S. Holder will be entitled to deduct as an ordinary loss in each such year the excess of such U.S. Holder's adjusted tax basis in our ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder will not mark-to-market gain or loss for any taxable year in which we are not classified as a PFIC. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC, any gain such U.S. Holder recognizes upon the sale or other disposition of such U.S. Holder's ordinary shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

A U.S. Holder's adjusted tax basis in our ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisers about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

Where a company that is a PFIC meets certain reporting requirements, a U.S. Holder can avoid certain adverse PFIC consequences described above by making a “qualified electing fund,” or QEF, election to be taxed currently on its proportionate share of the PFIC's ordinary income and net capital gains. Generally, a QEF election should be made on or before the due date for filing a U.S. Holder's federal income tax return for the first taxable year in which it held our ordinary shares. If a timely QEF election is made, an electing U.S. Holder of our ordinary shares will be required to include in its ordinary income such U.S. Holder's pro rata share of our ordinary earnings and to include in its long-term capital gain income such U.S. Holder's pro rata share of our net capital gain, whether or not distributed. Under Section 1293 of the Code, a U.S. Holder's pro rata share of our ordinary income and net capital gain is the amount which would have been distributed with respect to such U.S. Holder's ordinary shares if, on each day during our taxable year, we had distributed to each holder of our ordinary shares a pro rata share of that day's ratable share of our ordinary earnings and net capital gain for such year. In certain cases in which a QEF does not distribute all of its earnings in a taxable year, its U.S. Holders may also be permitted to elect to defer payment of some or all of the taxes on the QEF's undistributed income but will then be subject to an interest charge on the deferred amount.

We intend to provide, upon request, all information that a U.S. Holder making a QEF election is required to obtain for U.S. federal income tax purposes (e.g., the U.S. Holder's pro rata share of ordinary income and net capital gain), and intend to provide, upon request, a “PFIC Annual Information Statement” as described in Treasury Regulation section 1.1295-1 (or in any successor IRS release or Treasury regulation), including all representations and statements required by such statement. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

If a U.S. Holder owns our ordinary shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 with respect to us, generally with the U.S. Holder's federal income tax return for that year.

U.S. Holders should consult their tax advisors regarding whether we are a PFIC and the potential application of the PFIC rules.

Distributions

Subject to the discussion above under “— Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, the gross amount of any distribution that we pay you with respect to our ordinary shares before reduction for any non-U.S. taxes withheld therefrom generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that the amount of any cash distribution exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax free return of your adjusted tax basis in our ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of its earnings and profits under U.S. federal income tax principles. Therefore, if you are a U.S. Holder, you should expect that the entire amount of any cash distribution generally will be reported as dividend income to you; provided, however, that distributions of ordinary shares to U.S. Holders that are part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax. Non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. Moreover, such reduced rate shall not apply if we are a PFIC for the taxable year in which it pays a dividend, or were a PFIC for the preceding taxable year. Dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders.

If you are a U.S. Holder, subject to the discussion below, dividends that we pay you with respect to our ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, non-U.S. tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

Although, as discussed above, dividends that we pay to a U.S. Holder will generally be treated as foreign source income, for periods in which we are a “United States-owned foreign corporation,” a portion of dividends paid by us may be treated as U.S. source income solely for purposes of the foreign tax credit. We would be treated as a United States-owned foreign corporation if 50% or more of the total value or total voting power of our stock is owned, directly, indirectly or by attribution, by United States persons. To the extent any portion of our dividends is treated as U.S. source income pursuant to this rule, the ability of a U.S. Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. A U.S. Holder entitled to benefits under the United States-Israel Tax Treaty may, however, elect to treat any dividends as foreign source income for foreign tax credit purposes if the dividend income is separated from other income items for purposes of calculating the U.S. Holder's foreign tax credit. U.S. Holders should consult their own tax advisors about the impact of, and any exception available to, the special sourcing rule described in this paragraph, and the desirability of making, and the method of making, such an election.

The amount of any dividend income paid in NIS will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you should not be required to recognize exchange gain or loss in respect of the dividend income. You may have exchange gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Exchange gain or loss will be treated as U.S.-source ordinary income or loss.

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion above under “— Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, you generally will recognize an amount of gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. The tax basis in an ordinary share generally will equal the U.S. dollar cost of such ordinary share. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares generally will be eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

If an Israeli tax is imposed on the sale or other disposition of our ordinary shares, your amount realized will include the gross amount of the proceeds of the sale or other disposition before deduction of the Israeli tax. Because your gain from the sale or other disposition of our ordinary shares will generally be U.S.-source gain, and you may use foreign tax credits to offset only the portion of U.S. federal income tax liability that is attributable to foreign source income, you may be unable to claim a foreign tax credit with respect to the Israeli tax, if any, on gains. You should consult your tax adviser as to whether the Israeli tax on gains may be creditable against your U.S. federal income tax on foreign-source income from other sources.

Disposition of Foreign Currency

Foreign currency received as dividends on our ordinary shares or on the sale or retirement of an ordinary share will have a tax basis equal to its U.S. dollar value at the time the foreign currency is received. Foreign currency that is purchased will generally have a tax basis equal to the U.S. dollar value of the foreign currency on the date of purchase. Any gain or loss recognized on a sale or other disposition of a foreign currency (including upon exchange for U.S. dollars) will be U.S. source ordinary income or loss.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements may apply to certain payments to certain holders of our ordinary shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a U.S. payor or U.S. middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a U.S. person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a U.S. payor or U.S. middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner's U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting

Certain U.S. Holders who are individuals are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by financial institutions). U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

F.	Dividends and Paying Agents.

Not applicable.

G.	Statement by Experts.

Not applicable.

H.	Documents on Display

 We are currently subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligations of these requirements by filing reports with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC, within 120 days after the end of each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also intend to furnish to the SEC reports on Form 6-K containing quarterly unaudited financial information for the first three quarters of each fiscal year.

You may read and copy any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov. As permitted under NASDAQ Stock Market Rule 5250(d)(1)(C), we will post our annual reports filed with the SEC on our website at http://www.neuroderm.com. We will furnish hard copies of such reports to our shareholders upon request free of charge. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

I.	Subsidiary Information

Not applicable.

ITEM 11.        Quantitative and Qualitative Disclosures About Market Risks.

We are exposed to a variety of financial risks, including market risk (including foreign exchange risk and price risk), credit and interest risks and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.

Liquidity Risk

We monitor rolling forecasts of our liquidity reserve (comprising cash and cash equivalents and deposits). This is generally carried out based on the expected cash flows in accordance with practice and limits set by our management. We are in the research and development stage and have not yet generated any revenue from sales of our product candidates; we are therefore exposed to liquidity risk. However, we believe that our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months.

Foreign Currency Exchange Risk

Given that our functional currency is the NIS but our presentation currency is the U.S. dollar, the impact on our operating expenses of a change in the exchange rate between these currencies impacts our total comprehensive loss as reported in U.S. dollars. We also make payments to service providers and invest in currencies other than in NIS. Our operating expenses in U.S. dollars accounted for 14%, 6% and 16% of our operating expenses in the years ended December 31, 2012, 2013 and 2014, respectively. See “ITEM 3.D Risk Factors — Risks Related to Our Management and Employees — Our results of operations may be adversely affected by fluctuations in currency exchange rates and we may not adequately hedge against them.”

To the extent the U.S. dollar weakens against the shekel, we will experience a negative impact on our operating expenses. A devaluation of the shekel in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses or payables that are payable in shekels, unless those expenses or payables are linked to the U.S. dollar. Conversely, any increase in the value of the shekel in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our unlinked shekel expenses, which would have a negative impact on our operating expenses. In 2014, on average, the shekel depreciated relative to the U.S. dollar by 11.6% relative to the prior year, eclipsing the 0.5% rate of inflation in Israel in 2014, thereby reducing the U.S. dollar cost of our shekel denominated expenses. In 2013, the average value of the shekel in relation to the U.S. dollar increased by 7.0% relative to the prior year, the effect of which was compounded by inflation in Israel, at a rate of 1.9%. In 2012, the average value of the shekel in relation to the U.S. dollar increased by 2.3%, the effect of which was compounded by inflation in Israel, at the rate of 1.6%.

Because exchange rates between the shekel and the U.S. dollar (as well as between the shekel and other currencies) fluctuate continuously, such fluctuations have an impact on our results and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our financial statements of comprehensive losses.

The following table presents information about the changes in the representative exchange rates of the shekel against the U.S. dollar from the start to the conclusion of each period shown:

Change in representative exchange rate of
Period	Shekel against the U.S. dollar (%)
2014	(11.6)%
2013	7.0
2012	2.3

A 10% increase (decrease) in the value of the NIS against the U.S. dollar would have increased (decreased) our operating loss by 7% in 2014.

We do not currently engage in currency hedging activities in order to reduce this currency exposure, but we may begin to do so in the future. Instruments that may be used to hedge future risks may include foreign currency forward and swap contracts. These instruments may be used to selectively manage risks, but there can be no assurance that we will be fully protected against material foreign currency fluctuations.

Credit and Rate Risks

Credit and interest rate risks arise from cash and cash equivalents, deposits with banks bearing floating rate interest. A substantial portion of our liquid instruments is invested in short-term deposits in highly-rated banks. We estimate that since the liquid instruments are mainly invested for the short-term and with highly-rated institutions, the credit and cash flow interest rate risks associated with these balances is immaterial.

Inflation

We do not believe that the rate of inflation in Israel has had a material impact on our business to date, however, our costs in Israel will increase if inflation in Israel exceeds the devaluation of the shekel against the U.S. dollar or if the timing of such devaluation lags behind inflation in Israel.

ITEM 12.        Description of Securities Other than Equity Securities.

Not applicable.

PART II

ITEM 13.        Defaults, Dividend Arrearages and Delinquencies.

None.

ITEM 14.        Material Modifications to the Rights of Security Holders and Use of Proceeds.

A.-D.

Not applicable.

E.	Use of Proceeds

Initial Public Offering

The effective date of the registration statement (File No. 333-198754) for our IPO was November 13, 2014. The offering commenced on November 3, 2014 and was closed on November 19, 2014. Jefferies LLC and Cowen and Company, LLC were joint book-running managers for the offering, with Jefferies LLC acting as representative of the underwriters. Jeffries LLC, Cowen and Company, LLC, Oppenheimer & Co. Inc. and Roth Capital Partners, LLC were the underwriters for the offering. We registered 4,500,000 ordinary shares in the offering and granted the underwriters a 30-day over-allotment option to purchase up to 675,000 additional shares from us to cover over-allotments. The over-allotment was not exercised by the underwriters.

At the closing of the IPO, we issued and sold a total of 4,500,000 ordinary shares at a price per share of $10.00 with aggregate gross proceeds of $45.0 million. Under the terms of the offering, we incurred aggregate underwriting discounts of approximately $3.2 million and expenses of approximately $2.4 million in connection with the offering, resulting in net proceeds to us of approximately $39.5 million.

From the effective date of the registration statement and until December 31, 2014, we had not used the net proceeds of the IPO. We currently estimate that we will use the net proceeds as follows:

•	approximately $16 million with respect to our ND0612H product candidate through completion of a bioequivalence study in Europe and the initiation of phase III clinical trials in the United States in the first half of 2016;

•	approximately $18 million with respect to our ND0612L product candidate through the commencement of our two pivotal phase III clinical trials in 2015 in the United States and Europe to support an NDA submission to the FDA (but not to fund the completion of such clinical trials or receipt of marketing approval); and

•	approximately $1 million to $2 million to advance the development of our other product candidates.

We expect to use the balance of the net proceeds for working capital and general corporate purposes. The above estimates and dates may change based on the results of our clinical trials and the regulatory approval process.

None of the net proceeds of the offering was paid directly or indirectly to any director or officer, of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

ITEM 15.        Controls and Procedures.

(a) Disclosure Controls and Procedures

Our management evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2014. Based on their evaluation, our principal executive officer and principal financial officer concluded that as of December 31, 2014, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b)-(c) Management annual report on internal control over financial reporting and attestation report of the independent registered public accounting firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s independent registered public accounting firm due to the transition period established by rules of the SEC for newly public companies.

(d) Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.         [Reserved]

ITEM 16A.        Audit Committee Financial Expert.

Our board of directors has determined that Alla Felder, who serves on the audit committee of our board of directors and who meets the “independent director” definition under the NASDAQ Listing Rules, qualifies as our “audit committee financial expert,” as defined under the rules and regulations of the SEC, as well as our external director with “accounting and financial expertise” under the Companies Law.

ITEM 16B.        Code of Ethics.

We have adopted a code of ethics and business conduct applicable to our executive officers, directors and all other employees. A copy of the code is delivered to every employee of our company, and is available to investors and others on our website at http://ir.neuroderm.com/ or by contacting our investor relations department. Under Item 16B of Form 20-F, if a waiver or amendment of the code of ethics and business conduct applies to our principal executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a Form 6-K. No such amendment was adopted, nor waiver provided, by us during the fiscal year ended December 31, 2014.

ITEM 16C.        Principal Accountant Fees and Services.

We paid the following fees for professional services rendered by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, for the years ended December 31, 2013 and 2014:

129

	2013	2014
Audit Fees	$258	$206

“Audit fees” consists of services that would normally be provided in connection with statutory and regulatory filing or engagements, including services that generally only the independent accountant can reasonably provide, and includes audit services in connection with our IPO.

Audit Committee’s Pre-approval Policies and Procedures

Our audit committee follows pre-approval policies and procedures for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to those policies and procedures, which are designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants.

ITEM 16D.        Exemptions from the Listing Standards for Audit Committees.

Not applicable.

ITEM 16E.        Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

ITEM 16F.        Change in Registrant’s Certifying Accountant.

Not applicable.

ITEM 16G.        Corporate Governance.

The NASDAQ Global Market requires companies with securities listed thereon to comply with its corporate governance standards. As a foreign private issuer, we are not required to comply with all of the rules that apply to listed domestic U.S. companies. Pursuant to NASDAQ Listing Rule 5615(a)(3), we have notified NASDAQ that with respect to the corporate governance practice described below, we instead follow Israeli law and practice and accordingly will not follow the NASDAQ Listing Rules. Except for the difference described below, we do not believe there are any significant differences between our corporate governance practices and those that apply to a U.S. domestic issuer under the NASDAQ corporate governance rules. However, we may in the future decide to use the foreign private issuer exemption with respect to some or all of the other NASDAQ corporate governance rules, in which case we will update our disclosure in ITEM 16G of Form 20-F.

•	Quorum requirement for shareholder meetings: As permitted under the Companies Law, pursuant to our articles, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, two shareholders, regardless of the voting power associated with their shares), instead of 33 1/3% of the issued share capital required under the NASDAQ Listing Rules.

ITEM 16H.        Mine Safety Disclosure.

Not applicable.

PART III

ITEM 17.        Financial Statements.

Not applicable.

ITEM 18.        Financial Statements.

See pages F-2 through F-41 appended hereto.

ITEM 19.        Exhibits.

Please see the exhibit index incorporated herein by reference.

131

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEURODERM LTD.

By:	/s/ Oded S. Lieberman
Name:	Oded S. Lieberman
Title:	Chief Executive Officer

Date: April 28, 2015

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Exhibit
No.	Description
1.1	Amended and Restated Articles of Association of NeuroDerm Ltd.(2)
2.1	Specimen ordinary share certificate of NeuroDerm Ltd.(2)
4.1	Amended and Restated Investors’ Rights Agreement, dated August 14, 2014, by and among NeuroDerm Ltd. and certain of the Registrant’s shareholders (2)
4.2	Form of Indemnification Agreement(2)
4.3	English summary of Principal Terms of Lease Agreement, dated February 2, 2014, by and between Ruhrberg Contracting and Investments (1963) Ltd., as landlord, and NeuroDerm Ltd., as tenant, relating to NeuroDerm Ltd.’s facility at Rabin Science Park, Rehovot, Israel(1)#
4.4	2007 Israeli Share Option Plan(1)
4.5	2014 Incentive Compensation Plan(2)
4.6	NeuroDerm Ltd.’s Compensation Policy for Executive Officers and Directors(3)
8.1	List of subsidiaries of the Registrant(1)
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of Vice President, Finance pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of Chief Executive Officer and Vice President, Finance pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith
15.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm

#	English summary of original Hebrew document
(1)	Previously filed with the SEC on November 3, 2014 as an exhibit to the Registrant’s registration statement on Form F-1 (SEC File No. 333-198754) and incorporated by reference herein.
(2)	Previously filed with the SEC on September 15, 2014 as an exhibit to the Registrant’s registration statement on Form F-1 (SEC File No. 333-198754) and incorporated by reference herein.
(3)	Previously filed with the SEC on January 28, 2015 as Annex A to Exhibit 99.1 to the Registrant’s report of foreign private issuer on Form 6-K and incorporated by reference herein.

NEURODERM LTD.

2014 FINANCIAL STATEMENTS

NEURODERM LTD.

2014 FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

NEURODERM LTD.

In our opinion, the accompanying statements of financial position and the related statements of comprehensive loss, changes in shareholders’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of Neuroderm Ltd. at December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management and Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and Board of Directors, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
April 21, 2015	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel,

P.O Box 50005 Tel-Aviv 6150001 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

F-3

NEURODERM LTD.

STATEMENTS OF FINANCIAL POSITION

(U.S. dollars in thousands)

		December 31,
	Note	2013	2014
Assets:
Current Assets:
Cash and cash equivalents	5	$2,435	$43,238
Prepaid expenses and receivables	6	537	506
		2,972	43,744
Non-Current Assets:
Restricted bank deposit	10d	-	50
Property, plant and equipment	7	78	120
		78	170
Total Assets		$3,050	$43,914

The accompanying notes are an integral part of these financial statements.

NEURODERM LTD.

STATEMENTS OF FINANCIAL POSITION

(U.S. dollars in thousands)

		December 31,
	Note	2013	2014
Liabilities and Shareholders’ deficit:
Liabilities:

Current Liabilities:
Accounts payable:
Trade	8a	$19	$54
Other	8b	1,707	3,354
		1,726	3,408
Shareholders payable	9(a)5	-	1,037
		1,726	4,445
Non-Current Liabilities:
Convertible loans	9	3,249	-
Warrants	9	1,721	-
		$4,970	-
Total Liabilities		$6,696	$4,445

Shareholders’ Equity (Deficit):	12
Share capital:
Ordinary Shares, NIS 0.01 par value – authorized – 131,158,240 shares at December 31, 2013 and 2014, issued and outstanding – 392,320 and 16,996,960 shares at December 31, 2013 and 2014, respectively		*	25
A1 Ordinary Shares, NIS 0.01 par value – authorized – 361,760 shares at December 31, 2013 and 2014, issued and outstanding – 361,760 shares and 0 at December 31, 2013 and 2014, respectively		*	-
A2 Ordinary Shares, NIS 0.01 par value – authorized – 104,400 shares at December 31, 2013 and 2014, issued and outstanding – 104,400 shares and 0 at December 31, 2013 and 2014, respectively		*	-
A Preferred Shares, NIS 0.1 par value – authorized – 4,695 shares at December 31, 2013 and 2014, issued and outstanding – 3,130 shares and 0 at December 31, 2013 and 2014, respectively		*	-
A1 Preferred Shares, NIS 0.1 par value – authorized – 350,000 shares at December 31, 2013 and 2014, issued and outstanding –104,801 shares and 0 at December 2013 and 2104, respectively		3	-
Additional paid-in capital		100,060	167,281
Share-based compensation capital reserve		775	5,091
Accumulated deficit		(102,765)	(132,629)
Foreign currency translation differences		(1,719)	(299)
Total Shareholders' Equity (Deficit)		(3,646)	39,469
Total Liabilities And Shareholders' Equity (Deficit)		$3,050	$43,914

*   Represents amount less than $1 thousand.

The accompanying notes are an integral part of these financial statements.

NEURODERM LTD.

STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except per share data)

		Year ended December 31,
	Note	2012	2013	2014

Operating expenses:
Research and development	13	$2,396	$3,426	$8,992
Participation in research and development	2(f), 10	(41)	(808)	(927)
Research and development, net		2,355	2,618	8,065
General and administrative	14	449	628	5,316
Operating loss		2,804	3,246	13,381
Financial income	15	550	3	9,601
Financial expenses	15	2,316	83,650	26,084
Financial expenses, net		1,766	83,647	16,483
Net loss		4,570	86,893	29,864
Other comprehensive loss (income) -
Items that will not be reclassified to profit or loss -
Foreign currency translation differences		280	2,021	(1,420)
Total comprehensive loss		$4,850	$88,914	$28,444
Basic and diluted loss per ordinary share	16	$11.65	$221.49	$12.97

The accompanying notes are an integral part of these financial statements.

NEURODERM LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

(U.S. dollars in thousands)

	Share Capital												Foreign
	Ordinary Shares		A1 Ordinary Shares		A2 Ordinary Shares		A Preferred Shares		A1 Preferred Shares	Additional paid-in capital	Share-based compensation capital reserve	Accumulated deficit	currency translation differences	Total shareholders' equity (deficit)
Balance at January 1, 2012	$	*	$	*	$	*	$	*	$-	$3,951	$554	$(11,302)	$582	$(6,215)
Changes during 2012:
Net loss												(4,570)		(4,570)
Other comprehensive loss													(280)	(280)
Total comprehensive loss for the year												(4,570)	(280)	(4,850)
Transactions with owners:
Share-based compensation to employees											37			37
Balance at December 31, 2012		*		*		*		*	-	3,951	591	(15,872)	302	(11,028)
Changes during 2013:
Net loss												(86,893)		(86,893)
Other comprehensive loss													(2,021)	(2,021)
Total comprehensive loss for the year												(86,893)	(2,021)	(88,914)
Transactions with owners:
Share-based compensation to employees and service providers											184			184
Conversion of convertible loans									3	96,109				96,112
Balance at December 31, 2013	$	*	$	*	$	*	$	*	$3	$100,060	$775	$(102,765)	$(1,719)	$(3,646)

NEURODERM LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

(U.S. dollars in thousands)

	Share Capital														Foreign
	Ordinary Shares		A1 Ordinary Shares		A2 Ordinary Shares			A Preferred Shares			A1 Preferred Shares	Additional paid-in capital	Share-based compensation capital reserve	Accumulated deficit	currency translation differences	Total shareholders' equity (deficit)

Balance at January 1, 2014	$	*	$	*	$	*		$	*		$3	$100,060	$775	$(102,765)	$(1,719)	$(3,646)
Changes during 2014:
Net loss														(29,864)		(29,864)
Other comprehensive income															1,420	1,420
Total comprehensive income (loss) for the year														(29,864)	1,420	(28,444)
Transactions with owners:
Share-based compensation to employees and service providers													4,316			4,316
Share dividend		1		1		*						(2)				-
Conversion of A1 ordinary shares, A2 ordinary shares and preferred shares Into ordinary shares		4		(1)		(*	)		(*	)	(3)					-
Issuance of ordinary shares (net of issuance costs amounting $4,271 thousand)		12										40,717				40,729
Conversion of convertible loans and exercise of Warrants		8										26,506				26,514
Balance at December 31, 2014		$25		$-		$-			$-		$-	$167,281	$5,091	$(132,629)	$(299)	$39,469

*  Represents amount less than $1 thousand.

The accompanying notes are an integral part of these financial statements.

NEURODERM LTD.

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2012		2013		2014
Cash Flows From Operating Activities:
Net loss		$(4,570)		$(86,893)	$(29,864)
Adjustments in respect of:
Depreciation		33		35	43
Capital Loss		-		-	12
Interest and exchange differences of convertible loans		1,289		1,799	*
Changes in fair value of embedded derivatives		952		47,124	905
Changes in fair value of warrants		(542)		1,195	1,794
Fair value income on convertible loan designated at fair value through profit or loss				-	(8,699)
Day 1 loss recognition				-	23,302
Loss from induced conversion		-		33,444	-
Issuance costs in respect of convertible loans and warrants issued and exercise of warrants		-		-	116
Share-based compensation to employees and service providers		37		184	4,316
Exchange differences in respect of cash and cash equivalents		70		79	(891)
		1,839		83,860	20,898
Changes in asset and liability items:
Increase in prepaid expenses and receivables		260		(354)	(29)
Increase (decrease) in accounts payable:
Trade		207		(233)	40
Other		(14)		1,085	975
		453		498	986
Interest received from restricted bank deposits		3		4	-
Net cash used in operating activities		(2,275)		(2,531)	(7,980)
Cash flows from investing activities:
Purchase of property, plant and equipment		(3)		(7)	(120)
Sale of property, plant and equipment		-		-	3
Restricted bank deposits, net		(672)		677	(50)
Net cash provided by (used in) investing activities		(675)		670	(167)
Cash flows from financing activities:
Issuance of ordinary shares, net of issuance costs				-	40,729
Convertible loans and warrants issued, net of issuance costs		4,300		3,200	7,717
Exercise of warrants, net of issuance costs				-	784
Net cash provided from financing activities		4,300		3,200	49,230
Increase in cash and cash equivalents		1,350		1,339	41,083
Balance of cash and cash equivalents at beginning of year		492		1,847	2,435
Foreign currency translation differences in respect
of cash and cash equivalents		75		(672)	(1,171)
Exchange differences in respect of cash and cash equivalents		(70)		(79)	891
Balance of cash and cash equivalents at end of year		$1,847		$2,435	$43,238
Supplementary information:
Interest received from cash and cash equivalents	$	*	$	*	$2
Financing activities not involving cash flows:
Conversion of Convertible Loans		$-		$62,668	$27,765

*  Represents amount less than $1 thousand.

The accompanying notes are an integral part of these financial statements.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - GENERAL INFORMATION:

a.	NeuroDerm Ltd. (the “Company”) commenced operations on March 18, 2003 in Israel. The Company is a clinical-stage pharmaceutical company developing next-generation treatments for central nervous system (“CNS”) diseases, primarily Parkinson’s disease as well as other CNS diseases. The Company has one operating segment.

b.	In November 2014, the Company raised $40.7 million, net of issuance costs in an Initial Public Offering ("IPO") on the NASDAQ Stock Market (the “NASDAQ”) (see Note 12b).

c.	The Company is a clinical-stage pharmaceutical company with a limited operating history. The Company has not yet generated revenue from its operations and continues to incur substantial research and development and other expenses related to its ongoing operations. The Company is still in the early stages of development of its product candidates. Accordingly, there is no assurance that the Company’s business will generate positive cash flow. Through December 31, 2014, the Company has an accumulated deficit and its activities have been funded through public and private offerings of the Company's securities and issuance of convertible loans and warrants.

The Company's current cash resources are not sufficient to complete the research and development of all of the Company's product candidates. Management expects that the Company will incur more losses as it continues to focus its resources on advancing its product candidates based on a prioritized plan that will result in negative cash flows from operating activities. The Company believes its existing capital resources should be sufficient to fund its current and planned operations for at least the next 12 months.

If the Company is unsuccessful in raising capital, licensing or selling its product candidates, the Company may be forced to delay, reduce the scope of, or eliminate one or more of its research and development programs or commercialization related to the product candidates, any of which may have a material adverse effect on the Company's business.

d.	These financial statements were approved by the Board of Directors on April 21, 2015.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The principle accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied for all years presented.

a.	Basis of presentation

The Company’s financial statements as of December 31, 2014 and December 31, 2013 and for each of the three years in the period ended on December 31, 2014 comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The financial statements have been prepared under the historical cost convention, subject to adjustments for revaluation of certain financial liabilities (including derivative instruments) to fair value through profit or loss. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 3.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

b.	Foreign currency translation

1)	Functional and presentation currency

Most of the Company’s costs are incurred in New Israeli Shekels (“NIS”). The Company’s management believes that the NIS is the primary currency of the economic environment in which the Company operates. Therefore, the functional currency of the Company is the NIS (the “Functional Currency”).

The Company has chosen its presentation currency to be the U.S. dollar (the “Presentation Currency”).

2)	Transactions and balances

Foreign currency transactions in currencies different from the Functional Currency (the “Foreign Currency”) are translated into the Functional Currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange differences resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in Foreign Currencies are recorded to the statement of comprehensive loss within finance income or expenses.

After the measurement process in the Company’s Functional Currency is complete, the financial statements are translated into the Presentation Currency as follows: Equity accounts are translated using historical exchange rates (as reported by the Bank of Israel). All other statements of financial position accounts are translated using the year-end exchange rate (as reported by the Bank of Israel). Statement of comprehensive loss amounts are translated using the exchange rates prevailing at the dates of the transactions. The resulting translation differences relating to the conversion from Functional Currency to Presentation Currency are reported in other comprehensive loss.

c.	Property, plant and equipment

Property, plant and equipment items are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method, over the estimated useful lives as follows:

%
Computer and peripheral equipment	33
Electronic equipment	15
Office furniture and equipment	6-15

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see note 2e).

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

d.	Research and development expenses

Research expenses are charged to profit or loss as incurred. An intangible asset arising from development of the Company’s drug reformulations is recognized only if all of the conditions required in IAS38 “Intangible Assets” are met.

Other development costs that do not meet the specified criteria are recognized as expenses as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

As of December 31, 2014, 2013 and 2012 the Company had not recognized any intangible asset arising from its development activities.

e.	Impairment of non-financial items

Assets that are subject to depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units).

f.	Research and development grants

Government grants from the Office of the Chief Scientist of Israel (the “OCS”) and grants received from the Michael J. Fox Foundation for Parkinson’s Research (the “Foundation”), as a participation in research and development activity performed by the Company, are treated by the Company (with respect to Foundation grants – by analogy) under IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance” (“IAS 20”).

OCS grants and Foundation grants are recognized when there is a reasonable assurance that the grant will be received and that the Company will comply with the conditions attaching to them. Such OCS grants and Foundation grants fall within the definition of “forgivable loans” in accordance with IAS 20. Accordingly, if there is reasonable assurance on the date of entitlement to the forgivable loan that the Company will meet the terms for forgiveness of the loan, the forgivable loan is recognized in profit or loss under “Participation in research and development expenses”. These grants are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes the related costs for which the grant is intended to compensate.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

g.	Financial assets

The Company classifies its financial assets as loans and receivables.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. The Company’s loans and receivables are comprised of “Cash and cash equivalents”, “Restricted bank deposit” and other receivables presented within “Prepaid expenses and receivables” in the statements of financial position.

At the end of each reporting period, the Company assesses whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

h.	Convertible loans and warrants issued to investors:

1)	Convertible loans

The conversion feature and the prepayment feature of convertible loans issued to investors, except the 2014 convertible loan (see note 9), are considered embedded derivatives because their economic characteristics and risks are not closely related to the economic characteristics and risks of the host contract (the loan without the conversion feature and the prepayment feature). Therefore, the Company separates the embedded derivatives from the host contract and accounts for each element separately. The conversion feature is classified as a financial liability as the loan is denominated in a foreign currency (and therefore its exercise price is not fixed in the Company's functional currency) and as the conversion price is subject to future adjustments. The conversion feature and the prepayment feature are measured as one embedded derivative since they relate to common risks and depend on each other. The embedded derivative is classified as a financial liability and is initially recognized at its fair value at the date of issuance. The host contract is initially recognized as the difference between total consideration received for the convertible loans (including for the warrants, if applicable – see clause 2 below) less the fair value of the embedded derivative and the fair value of the warrants, if applicable. Transaction costs directly attributable to the issuance of convertible loans are allocated to the host contract, to the embedded derivative and to the warrants issued (see clause 2 below) based on their proportionate initial recognition amounts. Such transaction costs allocated to the embedded derivative are recognized immediately in profit or loss and such transaction costs allocated to the host contract are deducted from its initial recognition amount.

The 2014 convertible loan (see note 9) was designated by management to be measured at fair value through profit or loss. Gains or losses arising from changes in the fair value of this loan are presented in the statement of comprehensive loss under “financial income” or “financial expenses”.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

h.	Convertible loans and warrants issued to investors (continued):

1)	Convertible loans (continued):

Issuances of convertible loans and warrants are initially recognized at fair value adjusted to defer the difference between the fair value at initial recognition and the transaction price (“Day 1 profit or loss”) as the Company uses valuation techniques that incorporate data not obtained from observable markets. In these circumstances, the entire transaction price is allocated first between the different instruments in the issuance (convertible loans and warrants) according to their relative fair values. The initial carrying amount of the host instrument in the convertible loan is the residual amount after separating the embedded derivative, resulting in certain cases in the host contract measured initially at minimal value.

In subsequent periods, the embedded derivative is measured at fair value through profit or loss (less any related remaining unrecognized Day 1 profit or loss) and the host contract is measured at amortized cost using the effective interest method which is based, inter alia, on its initial carrying amount (as described above) and its stated contractual redemption amount. Unrecognized Day 1 profit or loss remains unrecognized until market inputs become observable, principally – the value of the Company, unless there is a change in a factor (including time) that market participants would take into account when pricing the asset or liability. If market inputs become observable – the remaining unrecognized Day 1 profit or loss is immediately recognized in profit or loss. Upon conversion the carrying amount of the instrument being converted (which is presented net of the related remaining unrecognized Day 1 profit or loss, if any) is reclassified to equity with no impact on profit or loss.

The host contract and the embedded derivative are presented together in the Statements of Financial Position within “Convertible loans”. The host contract is presented within current liabilities unless the Company has an unconditional right to defer their repayment in cash or other financial asset for at least 12 months after the end of the reporting period. The embedded derivative is presented within non-current liabilities.

2)	Warrants

Warrants issued to investors are classified as financial liabilities measured at fair value through profit or loss at each reporting period, as the exercise price is not fixed in the Company’s functional currency and also since the warrants may be net share settled. The warrants are initially recognized at fair value adjusted to defer the difference between the fair value at initial recognition and the transaction price (Day 1 profit or loss, as mentioned above), as the Company uses valuation techniques that incorporate data not obtained from observable markets. Transaction costs allocated to the warrants are recognized immediately in profit or loss.

Unrecognized Day 1 profit or loss remains unrecognized until market inputs, principally – the value of the Company, become observable. If all market inputs become observable – the unrecognized Day 1 profit or loss is immediately recognized in profit or loss. Upon exercise, the carrying amount of the warrants (which is presented net of the related unrecognized Day 1 profit or loss, if any) is reclassified to equity with no impact on profit or loss.

The warrants are presented as non-current liabilities, as cash settlement is not required.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

i.	Other Financial liabilities

Other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Other financial liabilities are presented in subsequent periods at amortized cost in accordance with the effective interest method.

j.	Cash and cash equivalents

Cash and cash equivalents include cash on hand and unrestricted short-term bank deposits with original maturities of three months or less.

k.	Share capital

Ordinary Shares, A1 Ordinary Shares, A2 Ordinary Shares, A Preferred Shares and A1 Preferred Shares (the "Preferred Shares") of the Company are classified as share capital. Transaction costs directly attributable to the issuance of new shares are shown in equity as a deduction from the proceeds.

In October 2014, the Company’s board of directors and shareholders approved an aggregate 80-for-1 share split of the Company’s ordinary, ordinary A-1 and ordinary A-2 shares. The share split was effected in two steps by means of: (i) a 10-for-1 share split, followed immediately by (ii) a share dividend of 7 shares for each share that was outstanding following the first step. All of the share and per share amounts reflected in these financial statements and the notes thereto have been adjusted, on a retroactive basis, to reflect this share split.

The Company’s A1 Ordinary Shares, A2 Ordinary Shares and Preferred Shares were converted into Ordinary Shares following the completion of an IPO by the company in a ratio of 1:1 (see also note 12a)

l.	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources will be required to settle the obligation. Provisions are measured by discounting the future cash outflow at a pretax interest rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The carrying amount of the provision is adjusted in each reporting period in order to reflect the passage of time and the changes in the carrying amounts are recognized in profit or loss.

m.	Employee benefits:

1)	Pension and retirement benefit obligations

The Company operates a number of post-employment defined contribution plans.

A defined contribution plan is a program that benefits an employee after termination of employment, under which the Company regularly makes fixed payments to a separate and independent entity so that the Company has no legal or constructive obligation to pay additional contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The fund assets are not included in the Company’s statement of financial position.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

m.	Employee benefits (continued):

The Company operates pension and severance compensation plans subject to Section 14 of the Israeli Severance Pay Law. The plans are funded through payments to insurance companies or pension funds administered by trustees. In accordance with its terms, the plans meet the definition of a defined contribution plans as defined above.

2)	Vacation and recreation pay

Under Israeli law, each employee is entitled to vacation days and recreation pay, both computed on an annual basis. The entitlement is based on the period of employment. The Company records a liability and an expense for vacation and recreation pay, based on the benefit accumulated for each employee.

n.	Share-based payments

The Company operates an equity-settled, share-based compensation plan, under which the Company receives services from employees and service providers for equity instruments of the Company. The fair value of such services received in exchange for the grant of the equity instruments is recognized as an expense.

The total amount recognized as an expense over the vesting period of options granted to employees and service providers (the period during which all vesting conditions are expected to be met) was determined as follows:

1)	Share based payments granted to employees – by reference to the grant date fair value of the equity instruments granted.

2)	Share based payments granted to service providers – by reference to the fair value of the services received by the Company.

At the end of each reporting period, the Company revises its estimates of the number of equity instruments that are expected to vest based on the vesting conditions, and recognizes the impact of the revision of original estimates, if any, in profit or loss, with a corresponding adjustment to share-based compensation capital reserve.

When the equity instruments are exercised, the proceeds received net of any directly attributable transactions costs are credited to share capital and additional paid-in capital.

o.	Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to profit loss on a straight-line basis over the period of the lease.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

p.	Loss per Ordinary Share

The computation of basic loss per share is based on the Company’s loss divided by the weighted average number of Ordinary Shares outstanding during the period.

In calculating the diluted loss per share, the Company adds to the average number of shares outstanding that was used to calculate the basic loss per share the weighted average of the number of shares to be issued assuming all shares that have a potentially dilutive effect have been converted into shares. The potential shares, as above are only taken into account in cases where their effect is dilutive (increasing the loss per share). Since the addition of potential shares reduces loss per share, these potential shares are not taken into account, and basic and diluted loss per share are identical.

q.	Deferred taxes

Deferred income taxes are recognized, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred income taxes are determined using tax rates (and laws) that have been enacted or substantially enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Since the Company is unable to assess whether it will have taxable income in the foreseeable future, no deferred taxes were recorded in these financial statements.

r.	Standards and interpretations to existing standards that are not yet in effect and have not been adopted early by the Company

International Financial Reporting Standard No. 9 “Financial Instruments” (hereafter - IFRS 9)

IFRS 9, “Financial instruments”, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortised cost, fair value through OCI and fair value through P&L. The basis of classification depends on the entity's business model and contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the 'hedged ratio' to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted. The Company is yet to assess IFRS 9's full impact.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are in respect of:

a.	The fair value of embedded derivatives and warrants

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. The fair values of the derivatives embedded in the convertible loans and the warrants as of December 31, 2013 were measured in accordance with the Hybrid Method. The Hybrid Method is a hybrid between the Probability Weighted Expected Return Method and Option Pricing Method. As of November 14, 2014, the conversion date of the 2013 Notes, 2014 Notes and the exercise of the 2011 and 2013 Warrants (hereafter - the "Conversion Date"), the fair value of the derivatives embedded in the 2013 Loan Agreement was measured in accordance with a contingent claim approach, and the fair values of the 2011 and 2013 Warrants and 2014 Note were measured in accordance with the Company's traded stock prices. For the significant assumptions used in the valuation methods, see note 9b.

The sensitivity of the embedded derivatives and warrants to changes in the principal assumptions as of December 31, 2013:

		Impact on embedded derivatives		Impact on warrants
	Change in assumptions	Increase in assumptions	Decrease in assumptions	Increase in assumptions	Decrease in assumptions
		U.S. dollars in thousands		U.S. dollars in thousands
Total equity value	10%	Increase by $216	Decrease by $346	Increase by $412	Decrease by $435
Weighted average volatility	5%	Decrease by $43	Increase by $46	Increase by $43	Decrease by $29

The sensitivity of the embedded derivatives and warrants to changes in the principal assumptions as of the Conversion Date:

		Impact on embedded derivatives
	Change in assumptions	Increase in assumptions	Decrease in assumptions
		U.S. dollars in thousands
Weighted average volatility	5%	Decrease by $2	Increase by $4

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued):

b.	Share-based payments

For the purpose of the valuation of the fair value and the manner of recognizing share-based compensation, the Company’s management is required to estimate, among others, various parameters that are included in the calculation of the fair value of the options and the number of options that will vest. The actual results and updated estimates in the future may be different from current estimates.

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT:

a.	Financial risk management:

1)	Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk and price risk), credit and interest risks and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Risk management is performed by the Company’s Vice President of Finance, who identifies and evaluates financial risks in close cooperation with the Company’s Chief Executive Officer.

The Company’s finance department is responsible for carrying out risk management activities in accordance with policies approved by its Board of Directors. The Board of Directors provides guidelines for overall risk management, as well as policies dealing with specific areas, such as exchange rate risk, interest rate risk, credit risk, use of financial instruments, and investment of excess cash. In order to minimize the risk exposure to market risk and credit risk the Company invested the majority of its cash balances in highly-rated bank deposits with maturity of less than three months.

(a)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities.

Management monitors rolling forecasts of the Company’s liquidity reserve (comprising cash and cash equivalents and deposits). This is generally carried out based on the expected cash flows in accordance with practice and limits set by the management of the Company.

The Company is in the research and development stage and has not yet generated any revenue from sales of its product candidates. The Company is therefore exposed to liquidity risk, taking into consideration the forecasts of cash flows required to finance its investments and other activities.

As to $40.7 million (net of issuance expenses) capital raised by the Company in an IPO on the NASDAQ Stock Market that took place in November 2014 – see Note 12b.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

a.	Financial risk management (continued):

1)	Financial risk factors (continued)

(a)	Liquidity risk (continued):

The amounts presented in the table below represent the contractual undiscounted cash flows of the Company's credit balances.

	Less than 1 year	Between 1 and 3 years	More than 3 years
	U.S. dollars in thousands
As of December 31, 2013:
Convertible loans	-	-	3,249
Accounts payable	1,726	-	-
	$1,726	-	$3,249
As of December 31, 2014:
Shareholders payable	1,037	-	-
Accounts payable	3,408	-	-
	$4,445	-	-

(b)	Market risks

Foreign exchange risk – The Company might be exposed to foreign exchange risk as a result of making payments to employees or service providers and investing in currencies other than the NIS.

Had the Functional Currency of the Company been stronger by 5% against the U.S. Dollar, assuming all other variable remained constant, the Company would have recognized an additional expense of $1,024 thousand and $3,717 thousand in profit or loss for the years ended December 31, 2014 and 2013, respectively.

Fair value interest rate risk – The Company’s interest rate risk arises from its convertible loans issued at fixed interest rates that expose the Company to fair value interest rate risk.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

a.	Financial risk management (continued):

1)	Financial risk factors (continued):

(c)	Credit and cash flow interest rate risks

Credit and cash flow interest rate risk arises from cash and cash equivalents, deposits with banks bearing floating rate interest. A substantial portion of the Company's liquid instruments are invested in short-term deposits in highly-rated banks. The Company estimates that since the liquid instruments are mainly invested for the short-term and with highly-rated institutions, the credit and cash flow interest rate risk associated with these balances is immaterial.

The cash and cash equivalents are held on leading Israeli commercial bank, rated by Standard & Poor's Maalot at ilAAA/stable.

The table presented in section a above classifies the Company’s financial liabilities into relevant maturity groupings based on the remaining period to the contractual maturity date.

(d)	Equity price risk

Until November 2014, when the 2013 and 2014 Notes were converted into the Company's shares (see note 12b), the Company was exposed to equity price risk arising from changes in the Company’s own share price to the extent that the Company’s own equity instruments underlie the fair values of the derivatives of the Company. As of December 31, 2013, the Company’s exposure to equity price risk was derived from the warrants and embedded derivative, arising from the 2013 Loan as disclosed in note 9a(4

For sensitivity analysis regarding the equity price risk – see Note 3(a).

2)	Capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide future returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Company may issue new shares (including preferred shares) or convertibles loans or sell assets to reduce debt.

Regarding the conversion of convertible loans into the Company's Shares, which took place in 2014, please see note 12b.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

a.	Financial risk management (continued):

3)	Fair value estimation

The following is an analysis of financial instruments measured at fair value using valuation methods. The different levels have been defined as follows:

▪	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

▪	Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

▪	Level 3: Inputs for the assets or liabilities that are not based on observable market data (that is, unobservable inputs).

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

As to specific valuation techniques used to value financial instruments included in level 3, please see note 9b.

The following table presents the Company’s liabilities measured at fair value, net of unrecognized Day 1 Loss:

Level 3
U.S. dollars in thousands
December 31, 2013
Fair value of embedded derivatives in convertible loans	$5,670
Unrecognized Day 1 Loss	(2,421)
Embedded derivatives in convertible loans, net	$3,249

Fair value of warrants	$2,913
Unrecognized Day 1 Loss	(1,192)
Warrants, net	$1,721

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

a.	Financial risk management (continued):

3)	Fair value estimation (continued):

(a)	Financial instruments in level 2

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

(b)	Financial instruments in level 3

The following table presents the change in instruments measured at level 3 for the years ended December 31, 2012, 2013 and 2014:

Financial liabilities at fair value through profit or loss
U.S. dollars in thousands
Balance at January 1, 2012:	$4,209
Proceeds received during the reported period	836
Foreign currency translation differences	168
Amounts recognized under "Finance expenses"	410
Balance at December 31, 2012:	5,623
Proceeds received during the reported period	3,200
Foreign currency translation differences	1,614
Amounts recognized under "Finance expenses"	48,319
Conversion of convertible loans	(53,786)
Balance at December 31, 2013:	4,970
Proceeds received during the reported period	7,819
Foreign currency translation differences	(1,846)
Amounts recognized under "Finance expenses"	10,199
Transfer from level 3 to level 2	(11,221)
Conversion of convertible loans	(9,921)
Balance at December 31, 2014	$-

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

b.	Classification of financial instruments by groups:

Loans and receivables
U.S. dollars in thousands

As of December 31, 2013:
Cash and cash equivalents	2,435
Receivables (except prepaid expenses)	383
$2,818

As of December 31, 2014:
Cash and cash equivalents	43,238
Restricted bank deposits	50
Receivables (except prepaid expenses)	488
$43,776

	Liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
	U.S. dollars in thousands
As of December 31, 2013:
Accounts payable	$-	$1,726	$1,726
Convertible loans	3,249	*	3,249
Warrants	1,721	-	1,721
	$4,970	$1,726	$6,696
As of December 31, 2014:
Accounts payable		$3,408	$3,408
Shareholders payable		1,037	1,037
		$4,445	$4,445

* Represents an amount less than US$ 1 thousand.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

c.	Composition of financial instruments by currency:

As of December 31, 2013:	NIS	Foreign currency (mainly U.S. dollar)	Total
	U.S. dollars in thousands
Assets:
Cash and cash equivalents	$161	$2,274	$2,435
Restricted bank deposits	383	-	383
Receivables (except prepaid expenses)	544	2,274	2,818

Liabilities:
Accounts payable and accruals	1,256	470	1,726
Convertible loans	-	3,249	3,249
Warrants	-	1,721	1,721
	1,256	5,440	6,696
	$(712)	$(3,166)	$(3,878)

As of December 31, 2014:	NIS	Foreign currency (mainly U.S. dollar)	Total
	in thousands
Assets:
Cash and cash equivalents	$510	42,728	$43,238
Restricted cash	50	-	50
Receivables (except prepaid expenses)	488	-	488
	1,048	42,728	43,776
Liabilities:
Accounts payable and accruals	2,644	764	3,408
Shareholders payable	-	1,037	1,037
	2,644	1,801	4,445
	$(1,596)	40,927	$39,331

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 5 - CASH AND CASH EQUIVALENTS:

	December 31,
	2013	2014
	U.S. dollars in thousands
Cash on hand	$2,435	$3,231
Short-term bank deposits	-	40,007
	$2,435	$43,238

NOTE 6 - PREPAID EXPENSES AND RECEIVABLES:

	December 31,
	2013	2014
	U.S. dollars in thousands
Prepaid expenses	$154	$18
Institutions	77	266
Grants receivable	306	216
Others	-	6
	$537	$506

All accounts receivable are denominated in NIS. The fair value of the receivables approximates their carrying amounts.

Maximum exposure to credit risk as of the date of statement of financial position of the “Prepaid expenses and receivables” line item is the carrying amount of the entire line item, less non-financial balances (arising from prepaid expenses). The Company has no collateral for these debit balances.

NOTE 7 - PROPERTY, PLANT AND EQUIPMENT:

The composition of cost and the accumulated depreciation, grouped by major classifications:

	Cost		Accumulated depreciation		Depreciated balance
	December 31,		December 31,		December 31,
	2013	2014	2013	2014	2013	2014
	U.S. dollars in thousands

Computer and peripheral equipment	$48	$80	$42	$46	$6	$34
Electronic equipment	251	272	194	204	57	68
Office furniture and equipment	23	19	8	1	15	18
	$322	$371	$244	$251	$78	$120

As of December 31, 2013 and 2014 all the Company’s property, plant and equipment is located in Israel.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 8 - ACCOUNTS PAYABLE:

a.	Trade payables:

All balances related to trade payables are denominated in NIS. The fair value of accounts payable approximates their carrying amount.

b.	Other:

	December 31,
	2013	2014
	U.S. dollars in thousands
Accrued payments	$1,533	$2,606
Payroll and related expenses	78	583
Vacation and recreation pay	96	165
	$1,707	$3,354

NOTE 9 - CONVERTIBLE LOANS:

The Company activities are partially financed by convertible loans as follows:

a.	Convertible loans agreements:

1)	In August 2009, the Company signed a convertible loan agreement with several investors (hereinafter, the 2009 Loan Agreement), pursuant to which, in exchange for $2.5 million, the Company issued to each investor capital notes (hereinafter, the 2009 Notes). The 2009 Notes will be repaid upon the earlier of four years after issuance or following an event of default under the 2009 Loan Agreement. The 2009 Notes period can be extended subject to the consent of the parties. The 2009 Notes bear annual interest of 15%, which will increase to 20% after four years from their issuance. The principal and accrued interest are convertible into A-1 Preferred Shares of the Company at a conversion price equal to the lower of 70% of the purchase price paid in a future capital raise or $5.76 per share. At any time, the Company, at its option, may prepay the outstanding principal amount and accrued interest on the 2009 Notes, together with a prepayment premium of 25%. The investors have a right to demand prepayment (principal and accrued interests) plus a prepayment premium of 25% in an event of change of control, as defined in the 2009 Loan Agreement.

See note 9a(4) for the conversion of the 2009 Notes.

2)	In August 2011, the Company signed a convertible loan agreement with several investors (hereinafter, the 2011 Loan Agreement), pursuant to which, in exchange for $2 million, the Company issued each investor capital notes (hereinafter, the 2011 Notes). The 2011 Notes will be repaid upon the earlier of four years after issuance or following an event of default (as defined in the 2011 Loan Agreement). The 2011 Notes period can be extended subject to the consent of the parties. The 2011 Notes bear annual interest of 15%, which will increase to 20% after four years from their issuance. The principal and accrued interest on the 2011 Notes are convertible into A-1 Preferred Shares of the Company at a conversion price equal to the lower of 70% of the purchase price paid in a future capital raise or $5.37 per share. At any time, the Company, at its option, may prepay the outstanding principal amount and accrued interest on the 2011 Notes, together with a prepayment premium of 25%. The investors have a right to demand prepayment (principal and accrued interests) plus prepayment premium of 25% in an event of control change as defined in the 2011 Loan Agreement.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 9 - CONVERTIBLE LOANS (continued):

Under the 2012 Loan Agreement (see section 3 below), the conversion price was amended for several of the investors to $0.94 per share and for certain other investors to $1.49 per share.

See note 9a(4) for the conversion of the 2011 Notes.

In addition, the Company issued to each investor, for no additional consideration 465,840 warrants (hereinafter, the 2011 Warrants) to purchase a number of A-1 Preferred Shares of the Company equal to the principal amount of the 2011 Note divided by $5.37 (subject to certain adjustments under the 2011 Loan Agreement) and 50% of the principal amount of the 2011 Note that are over-allotment notes, as defined in the 2011 Loan Agreement, at an exercise price of $5.37 per share. The 2011 Warrants are exercisable or convertible by holder, at any time until their expiration, by exercise for cash or conversion for shares (cashless method). The 2011 Warrants shall expire on the earlier of: (a) the closing of a sale or other disposal of all or substantially all of the assets or shares of the Company; or (b) a Qualified IPO; or (c) five years from the date of execution of the 2011 Warrant.

See note 12b for the conversion of the 2011 Warrants.

3)	In July 2012, the Company signed a convertible loan agreement with several investors (hereinafter, the 2012 Loan Agreement), pursuant to which, in exchange for $4.3 million, the Company issued to each investor capital notes (hereinafter, the 2012 Notes). The 2012 Notes will be repaid upon the earlier of four years after issuance or following an event of default under the 2012 Loan Agreement. The 2012 Notes period can be extended subject to the consent of the parties. The 2012 Notes bear annual interest of 8%, which will increase to 20% after four years from their issuance. The principal and accrued interest are convertible into A-1 Preferred Shares of the Company at a conversion price equal to the lower of 70% of the purchase price paid in a future capital raise or $7.66 per share. At any time, the Company, at its option, may prepay the outstanding principal amount and accrued interest on the 2012 Notes, together with a prepayment premium of 25%. The investors have a right to demand prepayment (principal and accrued interests) plus early prepayment premium of 25% in an event of control change as defined in the 2012 Loan Agreement.

See note 9a(4) for the conversion of the 2012 Notes.

NEURODERM LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 9 - CONVERTIBLE LOANS (continued):

a.	Convertible loans agreements (continued):

4)	In October 2013, the Company signed a convertible loan agreement with several investors (hereinafter, the 2013 Loan Agreement), pursuant to which, in exchange for $5.375 million, the Company issued to each investor capital notes (hereinafter, the 2013 Notes). The 2013 Notes will be repaid on the earlier of: (i) 36 months from the earlier to occur of the lapse of 18 months from the closing or the date of disbursement by the lenders of the last payment or (ii) an Event of Default (as defined under the 2013 Loan Agreement). The 2013 Notes period can be extended subject to the consent of the parties. The 2013 Notes bear annual interest of 5%, which will increase to 20% on the earlier of: (i) 36 months from the earlier to occur of the lapse of 18 months from the closing or the date of disbursement by the lenders of the last payment or (ii) an Event of Default. The principal and accrued interest are convertible into A-1 Preferred Shares of the Company or other securities, depending on the conversion reason, at a conversion price as defined in the 2013 Loan agreement (the “Conversion Price”). At any time, the Company, at its option, may prepay the outstanding principal amount and accrued interest on the 2013 Notes, together with a prepayment premium of 200%. The lenders have a right to demand prepayment (principal and accrued interests) plus early prepayment premium of 200% in an event of change of control as defined in the 2013 Loan Agreement. As of December 31, 2013 the Company had received approximately $3.2 million. As of April 30, 2014 the Company had received the entire consideration amount of $5.375 million.

In addition, the Company issued to each investor, for no additional consideration warrants (hereinafter, the 2013 Warrants), to purchase a number of A-1 Preferred Shares of the Company. The 2013 Warrants shall amount to 20% of the total number of securities underlying the converted 2013 Notes. The exercise price of the 2013 Warrants shall be identical to the Conversion Price and subject to adjustments as defined in the 2013 Loan Agreement. The 2013 Warrants are exercisable or convertible by their holders, at any time until the expiration date by exercise for cash or conversion for shares (cashless method). The 2013 Warrants expire on the earlier of: (a) the closing of a Qualified Exit; (b) the closing of Qualified IPO; or (c) 10 years from the date of execution of the 2013 Warrants.

Under the 2013 Loan Agreement, effective as of October 17, 2013, the 2009 Notes, the 2011 Notes and the 2012 Notes were converted into 104,801 A-1 Preferred Shares (which were converted into 8,384,080 Ordinary shares immediately prior to the closing of the IPO, see also Note 12b) of the Company of nominal value NIS 0.1 per share. These shares include additional shares that were issued to the lenders of the said notes for no additional consideration. The additional shares issued were accounted for as an induced conversion. Accordingly, the Company recorded an additional finance expense amounting to $33,444 thousand which was credited against Share Capital attributed to A1 Preferred Shares and Additional paid-in capital (in accordance with the fair value of the additional shares measured at the date of the amendment).

See Note 12b for the conversion of the 2013 Notes and exercise of 2013 Warrants.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 9 - CONVERTIBLE LOANS (continued):

a.	Convertible loans agreements (continued):

5)	In August 2014, the Company signed a convertible loan agreement with several investors (hereinafter, the 2014 Loan Agreement), pursuant to which, for loans in the aggregate principal amount of up to approximately $17.8 million, the Company issued to each investor capital notes (hereinafter, the 2014 Notes). The loan shall be drawn in three installments. The 2014 Notes will be repaid on the earlier of two years after issuance or following an event of default under the 2014 Loan Agreement. The 2014 Notes bear interest at an annual rate of 10%. The principal and accrued interest are convertible into shares of the Company at conversion prices set forth in the 2014 Loan agreement. The lenders additionally have a right to demand repayment in an event of change of control as defined in the 2014 Loan Agreement.

In addition, upon the closing of an initial public offering (hereinafter, an IPO) or upon the consummation of a merger/sale transaction by the Company (hereinafter, an M&A Transaction), and provided either of them is consummated no later than March 31, 2015, the 2014 Notes automatically convert into ordinary shares. The conversion rate will equal either 88% or 92.5% of the price per ordinary share in an IPO or M&A Transaction depending on each lender’s participation level in the 2014 Notes.

See note 12b for the conversion of the 2014 Notes.

Up to the IPO date, the Company received an amount of approximately $5.6 million out of the total loan amount. As a result of IPO consummation in November 2014, the Company has no intention to draw the rest of the installments following the IPO.

According to 2014 Loan Agreement, upon automatic conversion at IPO, the Company shall pay to each investor cash premium of 12%-24% out of investor's portion actually disbursed by him. As a result of IPO consummation in November 2014, the Company is obliged to pay to investors cash premium amounting $1,037 thousand.

See note 4b for the balances related to the convertible loans.

b.	Accounting treatment

For details of the accounting treatment of the convertible loans see note 2h.

The initial recognition of these financial instruments resulted with an unrecognized Day 1 loss.

As detailed in Note 2h, the Company’s accounting policy with respect to unrecognized Day 1 loss is that such loss remains unrecognized until market inputs, principally – the value of the Company (the key unobservable input), become observable, unless there is a change in a factor (including time) that market participants would take into account when pricing the asset or liability. See Note 3a for a sensitivity analysis of the said fair value as of December 31, 2013.

In November 2014, due to the IPO, the Company's value became observable and the Company recognized the remaining Day 1 loss in total amount of NIS 81,996 thousand ($23,302 thousand) in profit or loss.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 9 - CONVERTIBLE LOANS (continued):

b.	Accounting treatment (continued):

The aggregate remaining Day 1 loss not yet recognized in profit or loss as of December 31, 2013 was NIS 25,170 thousand ($7,251 thousand).

The fair values of the derivatives embedded in the convertible loans and the warrants as of December 31, 2013 were measured in accordance with the Hybrid Method. The Hybrid Method is a hybrid between the Probability Weighted Expected Return Method and Option Pricing Method. As of November 14, 2014, the conversion date of the 2013 Notes, 2014 Notes and the exercise of the 2011 and 2013 Warrants (hereafter - the "Conversion Date"), the fair value of the derivatives embedded in the 2013 Loan Agreement is measured in accordance with the contingent claim approach, and the fair values of the 2011 and 2013 Warrants and 2014 Note are measured based on the Company's traded stock prices.

The measurement methods include the following assumptions:

	December 31,	November 14,
	2013	2014
Risk-free interest rate	0.12%-0.25%	0.47%
Equity value	$91.8-135 million	$169.6 million
Weighted average volatility	74.21%	71.78%

NOTE 10 - COMMITMENTS, CONTINGENT LIABILITIES AND PLEDGES:

a.	Office of the Chief Scientist grants program

Through 2014, in addition to previously approved programs, the Company received two approvals from the OCS for a participation in research and development activities performed by the Company in the amount of approximately $0.8 million (NIS 2,444 thousand). The Company is obligated to pay royalties to the government of Israel at 3% to 4.5%, computed based on the revenues from the products that the Company is developing, which are assisted by the governmental grants. Such commitment is up to the amount of grants received by the Company, linked to the U.S. dollar. Pursuant to reporting and royalty payment procedures of the OCS, such royalties will be paid at an annual LIBOR interest.

The Company is subject to the provisions of the Israeli law for the Encouragement of Industrial Research and Development and related regulations (the "Encouragement Regulations"). Pursuant to the Encouragement Regulations there are restrictions regarding intellectual property and manufacturing, as defined in the Encouragement Regulations, outside of Israel, unless approval is received and additional payments are paid to the OCS.

As of December 31, 2013 and December 31, 2014, the Company had received $1,547 thousand and $1,915 thousand, respectively, from the OCS.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 10 - COMMITMENTS, CONTINGENT LIABILITIES AND PLEDGES (continued):

b.	Foundation grants

In May 2013, following previous grants from the Foundation, the Company received approval for a $1 million grant from the Foundation, subject to achievement of certain milestones, as defined in the agreement. Unlike previous grants from the Foundation, the Company is obligated to pay the Foundation royalties of 10% of the revenue up to $2 million received from the option, license, sale, transfer or use of one of its products, its derivative product candidates or any new invention arising from the project or any product incorporating the certain product and its derivatives after approval for marketing. As of December 31, 2014, the Company received the entire grant ($ 1 million).

c.	Finder Fee Arrangements

The Company has entered into agreements with a number of agents for the purposes of recruiting investors in connection with future financing transactions (the “Finder Fee Arrangements”). According to the agreements, the Company has committed to pay the agents up to a 6.5% (plus VAT) commission from the amount the Company raises in connection with certain financing transactions from investors introduced to the Company by such agents. According to the Finder Fee Arrangements, the commission will be paid in cash and by granting warrants convertible into the Company’s shares, subject to the terms and conditions of the agreements.

In connection with the 2013 Loan Agreement and 2014 Loan Agreement, one of the agents is entitled to receive a fee in cash in the aggregate amount of approximately $116 thousand, (which was paid as of December 31, 2014), and warrants valued at approximately $26 thousand, which may be exercised to purchase the Company’s shares during a period of 24 months after the investment.

d.	Operating lease agreements

In October 2007, the Company entered into a three-year agreement, with three one-year extension options, to lease offices for its operations. Lease payments and monthly management fees are approximately $3 thousand (NIS 12 thousand) per month, and the payments are linked to the Israeli Consumer Price Index (the “CPI”). In accordance with the lease agreement, the total lease term including extensions ended in October 2013.

In November 2013, the Company extended the lease office agreement for two additional years. The lease payments and monthly management fees were increased to approximately $4.5 thousand (NIS 16 thousand) per month, and the payments are linked to the CPI. In March 2014, the Company and the lessor agreed to terminate this lease.

In February 2014, the Company entered into a four-year agreement for the lease of its new offices. Lease payments and monthly management fee are $12 thousand (NIS 42 thousand) per month. The rental fees are linked to the CPI of November 2013.

To secure the liability of the Company for the new lease, the Company provided the lessor a bank guarantee of approximately $50 thousand (NIS 196 thousand) and a promissory note in an amount of approximately $149 thousand (NIS 580 thousand), both linked to the CPI.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 10 - COMMITMENTS, CONTINGENT LIABILITIES AND PLEDGES (continued):

Future minimum lease commitments, required under the abovementioned operating leases, as of December 31, 2014, are as follows:

U.S. dollars in thousands
2015	151
2016-2017	279
2018	34
464

e.	Car lease agreements

The Company has entered into operating lease agreements with respect to motor vehicles. The agreements will expire in 2017-2018. Lease payments are linked to the CPI. The estimated annual lease payments with respect to these lease agreements are approximately $51 thousand (NIS 200 thousand).

f.	Clinical trial insurance

The Company conducts clinical trials as part of its development activities. As of the date of approval of the financial statements, the Company has an insurance policy to cover liabilities resulting from its clinical trials (hereinafter, the insurance policy). With respect to certain clinical trials of the Company, the maximum coverage per incident is $3 million, subject to policy terms.

g.	Pledges:

1)	To secure its liability to lenders as discussed in note 9(a), the Company pledged in favor of the lenders its rights in technology, its entire intellectual property and the patents it has developed.

2)	For pledges related to the lease office agreement, please see section d above.

NOTE 11 - INCOME TAX:

a.	Measurement of results for tax purposes

The results of the Company are measured for tax purposes in accordance with Accounting Principles Generally Accepted in Israel (Israeli GAAP). These financial statements are prepared in accordance with IFRS. The difference between IFRS and Israeli GAAP, both on an annual and a cumulative basis causes a difference between taxable results and the results reflected in these financial statements.

b.	Tax rates

The income of the Company is subject to a corporate tax rate. The corporate tax rate for 2012 and 2013 was 25% and for 2014 was 26.5%.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 11 - INCOME TAX (continued):

c.	Carry forward losses

The balance of carried forward losses for tax purposes as of December 31, 2014 is approximately $17 million. These carried forward losses have no expiration date.

Deferred tax assets on losses for tax purposes carried forward to subsequent years are recognized if utilization of the related tax benefit against a future taxable income is expected.  The Company has not recognized deferred taxes relating to its carried forward losses for tax purposes since their utilization against future taxable income is not expected in the foreseeable future.

d.	Deductible temporary differences

The amount of cumulative deductible temporary differences, other than losses carried forward (as mentioned in section c above), for which deferred tax assets have not been recognized in the statement of financial position as of December 31, 2014, 2013 and 2012 were approximately $5.1 million, $5 million and $15 million, respectively. These temporary differences have no expiration dates. Moreover, as mentioned in section c above, the Company did not record deferred tax assets in these financial statements since their utilization against future taxable income in not expected in the foreseeable future.

e.	Tax assessments

The Company has not been assessed for tax purposes since its incorporation.

Final tax assessments have been received by the Company through the year ended December 31, 2010.

f.	Theoretical tax expenses

The following is a reconciliation of the theoretical tax expense, assuming all income were taxed at the regular tax rates applicable to the Company in Israel and the actual tax expense:

	Year ended December 31,
	2012	2013	2014
	U.S. Dollar in thousands
Loss before taxes on income, as reported in the statement of comprehensive loss	$4,570	$86,893	$29,864
Theoretical tax rate	25%	25%	26.5%
Theoretical tax benefit	(1,143)	(21,723)	(7,914)
Changes in taxes for all non-temporary differences incurred in the reporting year	112	20,528	5,465
Changes in taxes for all timing differences incurred in the reporting year for which deferred taxes were not recognized	1,031	1,195	2,449
Taxes on income for the reported year	$-	$-	$-

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 12 - EQUITY:

a.	Share capital

As of December 31, 2014, share capital is composed of Ordinary Shares.

As of December 31, 2013, share capital was composed of: Ordinary Shares, A1 Ordinary Shares, A2 Ordinary Shares, A Preferred shares and A1 Preferred Shares.

The Ordinary Shares shall confer upon their holders voting rights and the right to participate in shareholders meetings (the holders of shares of NIS 0.01 par value are entitled to one vote per share), the right to receive profits and a right to share in excess assets upon liquidation of the Company.

The rights and obligations attached to the A1 Ordinary Shares and A2 Ordinary Shares (the “A Ordinary Shares”) are identical to the rights and obligations attached to the Ordinary Shares. Each A Ordinary Share is convertible at the request of the holder or automatically upon the events detailed in the Company’s article of association, in each case, into one Ordinary Share. The difference between the Ordinary Shares and the A Ordinary Shares are the preferred rights of the A Ordinary Shares upon liquidation and dividend distribution, according to Company’s articles of association.

The Preferred Shares confer on the holders thereof all rights accruing to the holders of Ordinary Shares in the Company and, in addition, bear the following rights:

1)	Right to Convert – Each fully paid Series A Preferred Share shall be convertible, without payment of additional consideration, at any time after the date of issuance of such share into such number of fully paid and non-assessable Ordinary Shares as is determined by dividing the Original Series A Issue Price by the conversion price applicable to such share. The conversion price of the Preferred Shares will be adjusted in specified events as detailed in the Company’s articles of association in order to prevent the dilution of their holders.

2)	Automatic Conversion – Each Preferred Share shall automatically be converted into Ordinary Shares at the applicable conversion price at the time of occurrence of an initial public offering (“IPO”) or change of control, as defined in the Company’s articles of association. The conversion price of the Preferred Shares will be adjusted in specified events, as defined in the Company’s articles of association in order to prevent the dilution of their holders.

3)	Dividend distribution – Prior to a Qualified IPO and/or a Qualified Exit as defined in the Company’s articles of association, each Preferred Shareholder shall be entitled to a distribution equal to the 133% of the Original Series A Issue Price or Original Series A-1 Issue Price as defined in the article of association.

In addition, each Preferred Share has additional rights, inclusive of voting rights on an as-converted basis and also certain rights to nominate directors, anti-dilution rights, certain preference rights upon dividend and asset distribution, and certain veto rights, all as further detailed in Company’s articles of association.

All classes of shares described above have no contractual obligation to share in the Company’s losses and are not required to fund these losses in any way.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 12 - EQUITY (continued):

a.	Share capital (continued):

In October 2014, the Company’s board of directors and shareholders approved an aggregate 80-for-1 share split of the Company’s ordinary, ordinary A-1 and ordinary A-2 shares. The share split was effected in two steps by means of: (i) a 10-for-1 share split, followed immediately by (ii) a share dividend of 7 shares for each share that was outstanding following the first step. The share split had the following effects: (i) for each outstanding ordinary, ordinary A-1 and ordinary A-2 share held immediately prior to the share split, a shareholder held 80 shares of the same class following the split; (ii) the holders of the Company's preferred shares became entitled to receive, upon conversion of their shares into ordinary shares in accordance with the Company's articles of association, a proportionately increased number of shares reflecting the 80-for-1 share split; and (iii) the number of shares issuable upon exercise of outstanding warrants and options to purchase the Company's shares was proportionately increased by a 80-for-1 ratio and the exercise price of each such outstanding warrant and option was proportionately decreased by the same ratio, such that the aggregate exercise price for all such warrants and options was unaffected. All of the share and per share amounts reflected in these financial statements and the notes thereto have been adjusted, on a retroactive basis, to reflect this share split.

Following the completion of an IPO the Company converted all outstanding Ordinary A-1 Shares, Ordinary A-2 Shares, A Preferred Shares and A1 Preferred Shares into Ordinary Shares in a ratio of 1:1.

b.	In November 2014, the Company completed an initial public offering (the "IPO") on the NASDAQ Stock Market, in which it issued 4,500,000 Ordinary shares in consideration for $45 million, before issuance costs.

Immediately prior to the consummation of the IPO, the outstanding 2014 Notes and 2013 Notes were automatically converted into 2,461,280 Ordinary shares of the Company, and the 2011 Warrants and 2013 Warrants were exercised for cash ($784 thousand, net of issuance costs) and a cashless exercise into 542,720 Ordinary shares of the Company.

Also, immediately prior to the consummation of the IPO, the Company's A1 Ordinary Shares, A2 Ordinary Shares, A Preferred Shares and A1 Preferred Shares were automatically converted into 9,100,640 Ordinary Shares of the Company.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 12 - EQUITY (continued):

c.	Options to employees and service providers:

1)	In May 2007, the Company’s board of directors adopted a share option plan (the "2007 Plan"). The options are granted to Company employees, managed under rules stipulated for this purpose by Section 102 of the Israeli Income Tax Ordinance (hereinafter, the Ordinance). According to the selected “track” selected by the Company and under such rules, the Company is not entitled to claim tax deductions of the amount attributed to employees as a benefit, including those amounts recognized as a payroll benefit in the accounts of the Company for options received by employees under the track, except for any normal compensation element that is so indicated on the date of grant.

In October 2014, the Company adopted an incentive compensation plan (the "2014 Plan"). The 2014 Plan provides terms for the grant of share options, share appreciation rights, restricted share awards, restricted share units, cash-based awards, other share-based awards and dividend equivalents to the Company's employees, non-employee directors and consultants. The reserved pool of shares under the 2014 Plan is the sum of (i) 400,000 shares; plus (ii) on January 1 of each calendar year during the term of the 2014 Plan a number of shares equal to the lesser of: (x) 575,000; (y) 2% of the total number of shares outstanding on December 31 of the immediately preceding calendar year and (z) an amount determined by the Company's board of directors. From and after the effective date of the 2014 Plan, no further grants or awards shall be made under the 2007 Plan. The options which are granted to Company employees and directors, who are residents of Israel for Israeli tax purposes, managed under rules stipulated by Section 102 to the Israel Income Tax Ordinance. The options which are granted to participants who are subject to U.S. federal income tax shall be subject to Code Section 422 and Section 409A of the Internal Revenue Service.

2)	In January 2013, the Company’s board of directors approved a grant of 186,080 and 241,920 options to certain employees of the Company and to the CEO, respectively. Each option shall be exercisable into one Ordinary Share of the Company (par value NIS 0.01) at an exercise price of $1.56. The options shall vest upon four years in several installments, in accordance with the agreement. The unexercised options shall expire 12 years after their grant date.

3)	In March 2014, the Company’s board of directors approved a grant of 450,080 options to certain employees of the Company. Each option shall be exercisable into one Ordinary Share of the Company (par value NIS 0.01) at an exercise price of $1.56. The options shall vest in several installments upon 4 years, in accordance with the agreement. As of the grant date, the fair value of these options was estimated at $3,046 thousand. The unexercised options shall expire 11-12 years after their grant date.

4)	In March 2014, the Company’s shareholders approved a grant of 16,000 and 678,400 options to a director of the Company and to the CEO, respectively. The options shall vest in several installments upon 2 and 4 years, respectively, in accordance with the agreement. Each option shall be exercisable into one Ordinary Share of the Company (par value NIS 0.01) at an exercise price of $1.56. As of the grant date, the fair value of these options was estimated at $4,699 thousand. The unexercised options shall expire 12 years after their grant date.

As for warrants granted to service provider see also note 10c.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued):

NOTE 12 - EQUITY (continued):

c.	Options to employees and service providers (continued):

5)	The underlying data for options fair value calculation is as follows:

Date of grant	Ordinary Share price	Expected annual volatility(a)	Risk- free interest rate (b)	Weighted expected life to exercise	Expected dividend yield	Fair Value as of the date of the grant (c)
	U.S. dollars	%	%	Years	%	U.S. dollars
January 2013	$1.14	79.7%	0.52%	4	0	$247,232
March 2014	$8	71.3%	1.37%	4	0	$7,744,017

a)	The Company’s expected volatility is derived from historical volatilities of companies in comparable stages as well as companies in the industry. Each Company’s historical volatility is weighted based on certain factors and combined to produce a single volatility factor used by the Company.

b)	For options with NIS exercise price, the risk-free interest rate is determined based on the redemption yield of fixed-rate, unlinked NIS government bonds, with maturity that coincides with the expected exercise date of the options. For options with a U.S. dollar exercise price, the risk-free interest rate is redemption yield rates of unlinked, fixed-rate U.S. treasury bonds with maturity that coincides with the expected exercise date of the option.

c)	The fair value of the options was computed using the Black-Scholes model.

Changes in the number of options and weighted averages of exercise prices are as follows:

	2012		2013		2014
	Number of options	Weighted average of exercise price in dollar	Number of options	Weighted average of exercise price in dollar	Number of options	Weighted average of exercise price in dollar

Outstanding at beginning of year	$176,240	$3.02	175,760	$3.01	603,760	$1.98
Forfeited	(480)	5	-	-	-	-
Granted	-	-	428,000	1.56	1,144,480	$1.56
Outstanding at end of year	$175,760	$3.01	603,760	$1.98	1,748,240	$1.71
Exercisable at end of year	$164,560	$2.82	344,240	$2.25	718,320	$1.92

Each exercisable option gives the right to purchase one Ordinary Share of NIS 0.01 par value, based on an exercise of 1 option to 1 share.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued):

NOTE 12 - EQUITY (continued):

e.	Expenses recognized in profit or loss regarding the options are as follows:

Year ended December 31,
2012	2013	2014
U.S. dollars in thousands
$37	$184	$4,316

Options granted to non-employees are governed by Section 3(i) to the Ordinance.

NOTE 13 - RESEARCH AND DEVELOPMENT EXPENSES:

	Year ended December 31,
	2012	2013	2014
	U.S. dollars in thousands
Payroll and related expenses*	$737	$1,047	$4,009
Materials and subcontractors	1,027	1,312	3,341
Professional services	396	825	1,134
Other	236	242	508
	$2,396	$3,426	$8,992

*	Including pension costs of defined contribution plan in the amount of $42 thousand, $92 thousand and $153 thousand in the years ended 2012, 2013 and 2014, respectively.

NOTE 14 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Year ended December 31,
	2012	2013	2014
	U.S. dollars in thousands
Payroll and related expense *	$76	$141	$2,716
Professional services	274	411	2,222
Other	99	76	378
	$449	$628	$5,316

*	Including pension costs of defined contribution plan in the amount of approximately $3 thousand, $5 thousand and $44 thousand in the years ended 2012, 2013 and 2014 respectively.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued):

NOTE 15 – FINANCIAL INCOME AND EXPENSES:

	Year ended December 31,
	2012	2013	2014
	U.S. dollars in thousands
Financial income:
Interest income on cash equivalents	$8	$3	$9
Changes in fair value of warrants	542
Exchange differences	-	-	893
Fair value income on convertible loan designated at fair value through profit or loss	-	-	8,699
Total finance income	550	3	9,601
Financial expenses:
Bank accounts and other fees	5	9	83
Exchange differences	70	79	-
Changes in fair value of embedded derivatives	952	47,124	905
Changes in fair value of warrants	-	1,195	1,794
Interest and exchange differences on host contract of convertible loans	1,289	1,799	*
Day 1 loss recognition	*	*	23,302
Loss from induced conversion	-	33,444	-
Total finance expenses	2,316	83,650	26,084
Financial expense, net	$1,766	$83,647	$16,483

*             Represents amount less than $1 thousand.

NOTE 16 - LOSS PER ORDINARY SHARE:

The basic loss per share is computed by dividing the Company’s loss by the weighted average number of Ordinary Shares outstanding during the period. The convertible loans, warrants, options, Preferred Shares and A Ordinary Shares of the Company in the reporting years were not taken into account in the computation of diluted loss per share, since the effect of these potential Ordinary Shares is anti-dilutive. Therefore, the diluted loss per share is identical to the basic loss per share.

Set forth below is data taken into account in the computation of loss per share:

	2012	2013	2014

Loss as reported in the financial statements (in thousands of dollars)	$4,570	$86,893	$29,864
Weighted average of Ordinary Shares outstanding during the period	392,320	392,320	2,302,991

Basic and diluted loss per share (dollars)	$11.65	$221.49	$12.97

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued):

NOTE 17 - RELATED PARTIES:

Key management includes members of the Board of Directors and the Chief Executive Officer.

a.	Transactions with related parties:

	Year ended December 31,
	2012	2013	2014
	U.S. dollars in thousands
Within research and development expenses:
Payroll and related expense	$-	$-	$41
Professional services	$81	$102	$64
Options to employees and service providers	$9	$38	$862
Within administrative and general expenses:
Payroll and related expense	$-	$-	$83
Professional services	$149	$198	$158
Options to employees and service providers	$18	$77	$1,810
Within finance expenses (income):
Convertible loans, see note 9	$2,344	$45,533	$9,155
Warrants, see note 9	$(542)	$(86)	2,098
Loss from induced conversion	$-	$18,589	$-

As for the share based payments to related parties see note 12f(1).

b.	Balances with related parties:

	December 31,
	2012	2013	2014
	U.S. dollars in thousands
Within current liabilities:
Accounts payable	$24	$32	$120
Shareholders' payable	$3,381	$-	$152
Within non-current liabilities:
Convertible loans, see note 9	$7,301	$1,806	$-
Warrants, see note 9	$1,360	$1,561	$-

NOTE 18 - EVENTS SUBSEQUENT TO DECEMBER 31, 2014:

a.	In January 2015, the Company’s Board of Directors approved a grant of 9,760 options to certain employees of the Company. Each option shall be exercisable into one Ordinary Share of the Company (par value NIS 0.01) at an exercise price of $10.29. The options shall vest in several installments over 2-4 years. As of the grant date, the fair value of these options was estimated at $60 thousand

b.	On April 21, 2015 the board of directors of the Company approved, subject to further approval of the Company's shareholders and subject to the terms and limitations of the Company's compensation policy, bonus to the CEO of the Company in the amount of up to 7 monthly salaries.

