Form 20-F
period 2015-12-31
NeuroDerm Ltd.
filed 2016-03-31
CIK 1598696

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Roy Golan
Chief Financial Officer

NeuroDerm Ltd.

Ruhrberg Science Building

3 Pekeris St.

Rehovot 7670212, Israel

Tel: +972 8 946-2729

Fax: +972 8 946-1729

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value	NASDAQ Stock Market LLC
NIS 0.01 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report:

21,609,787 Ordinary Shares, par value NIS 0.01 per share

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes              ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes              ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes              ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes              ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer: ☐ Accelerated filer: ☒ Non-accelerated filer: ☐

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

☐ Yes              ☒ No

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

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. The statements that we make regarding the following matters are forward-looking by their nature:

•	the timing of the ongoing and planned clinical trials including statements regarding the progress and results of current and future preclinical studies and clinical trials, and our research and development programs;
•	our plans regarding utilization of regulatory pathways that would allow for accelerated marketing approval in the United States and Europe;
•	our expectations regarding receipt of regulatory approval for any of our product candidates;
•	the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of our product candidates;
•	our ongoing and planned discovery and development of product candidates;
•	our expectations regarding future growth, including our ability to develop new products;
•	our ability to maintain adequate protection of our intellectual property;
•	our estimates regarding the competitive landscape and market opportunity for our product candidates;
•	our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues;
•	our planned level of capital expenditures and our belief that our existing cash will be sufficient to fund our operations for at least the next 12 months;
•	the impact of our research and development expenses as we continue developing product candidates;
•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;
•	the impact of government laws and regulations; and
•	our expectations regarding the use of proceeds from our IPO and our July 2015 follow-on offering.

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

Our historical financial statements are prepared in accordance with IFRS, and are presented in U.S. dollars. The selected historical financial information as of December 31, 2014 and 2015 and for each of the three years ended December 31, 2013, 2014 and 2015 have been derived from, and should be read in conjunction with, our audited financial statements and the notes thereto appearing elsewhere in this annual report. The selected statement of operations data for the year ended December 31, 2012 and the selected balance sheet data as of December 31, 2012 and 2013 have been derived from our audited financial statements not included in this annual report.

Until January 1, 2016, our functional currency was the NIS; however, our presentation currency was and remains the U.S. dollar. As a result, for all periods through December 31, 2015, our financial statements are translated into the presentation currency as follows: equity accounts are translated using historical exchange rates (as reported by the Bank of Israel). All other statements of financial position accounts are translated using the year-end exchange rate (as reported by the Bank of Israel). Statement of comprehensive loss amounts are translated using the exchange rates prevailing at the dates of the transactions. The resulting translation differences relating to the conversion from the functional currency to the presentation currency are reported in other comprehensive loss.

Effective January 1, 2016, we determined that our functional currency changed to U.S. dollars. This determination resulted from a change in relevant circumstances of which, based on our level of spending on research and development expenses (mainly related to advanced clinical trials) and other operating expenses, we concluded that most of our spending for 2016 and thereafter will be in U.S. dollars. In addition, our financing is anticipated to continue to be in U.S. dollars. As we do not foresee a reversal of this trend, we transitioned the functional currency to the U.S. dollar effective January 1, 2016. The effect of the change in functional currency will be accounted for prospectively.

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

As of December 31, 2015, the representative exchange rate last published by the Bank of Israel was $1.00 = NIS 3.9020.

The information presented below is qualified by the more detailed historical financial statements set forth in this annual report, and should be read in conjunction with those financial statements, the notes thereto and the discussion under “ITEM 5 - Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year Ended December 31,
	2012	2013	2014	2015
	(in thousands, except share and per share data)
Statements of operations data:
Operating expenses:
Research and development	$2,396	$3,426	$8,992	$13,715
Participation in research and development	(41)	(808)	(927)	(908)
Research and development, net(1)	$2,355	$2,618	$8,065	$12,807
General and administrative(1)	449	628	5,316	5,163
Operating loss	$2,804	$3,246	$13,381	$17,970
Financial income	550	3	9,601	2,379
Financial expenses	2,316	83,650	26,084	18
Financial expenses (income), net	1,766	83,647	16,483	(2,361)
Net loss	$4,570	$86,893	29,864	$15,609
Foreign currency translation differences	$280	$2,021	$(1,420)	$1,741
Total comprehensive loss	4,850	88,914	28,444	17,350
Basic and diluted net loss per ordinary share(2)	$11.65	$221.49	$12.97	$0.82
Weighted average number of ordinary shares used in computing net loss per ordinary share(2)	392,320	392,320	2,302,991	19,113,218

(1) Includes equity-based compensation expenses as follows:

	Year Ended December 31,
	2012	2013	2014	2015
	(in thousands)
Research and development expenses, net	$11	$102	$2,185	$1,328
General and administrative expenses	26	82	2,131	1,585
Total equity-based compensation expenses	$37	$184	$4,316	$2,913

(2) Basic and diluted loss per ordinary share is computed based on the basic and diluted weighted average number of ordinary shares outstanding during each period. For additional information, see Note 16 to our financial statements included elsewhere in this annual report.

	As of December 31,
	2012	2013	2014	2015
	(in thousands)
Balance sheet data:
Cash and cash equivalents	$1,847	$2,435	$43,238	$84,735
Short-term bank deposits	-	-	-	15,103
Working capital(1)	(1,479)	(1,246)	39,299	96,651
Total assets	2,787	3,050	43,914	100,868
Total non-current liabilities	9,649	4,970	-	-
Total shareholders’ equity (deficit)	(11,028)	(3,646)	39,469	97,056

(1) Working capital is defined as total current assets minus total current liabilities.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We are a clinical-stage pharmaceutical company with a limited operating history. We recently completed a Phase II clinical study for ND0612L and a Phase IIa clinical trial for ND0612H and ND0612L in Israel. We have begun patient enrollment for a Phase II clinical efficacy trial for ND0612H, are currently running a pharmacokinetic study for ND0612H in the EU and are planning to initiate a long term safety trial for ND0612 in the second quarter of 2016 and a Phase III pivotal efficacy trial for ND0612L around mid-2016. We are also planning further clinical studies for those product candidates and our other product candidates, ND0701 and ND0801. Investment in pharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risks that any or all potential product candidates will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable. We have no products approved for commercial sale and have not generated any revenue from product sales to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. We are still in the early stages of development of our product candidates. As a result, we are not profitable and have incurred significant operating losses, including operating losses of $3.2 million, $13.4 million and $18.0 million for the years ended December 31, 2013, 2014 and 2015, respectively.

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses and future capital requirements may increase substantially if and/or as we:

■	accelerate our clinical development activities, particularly with respect to our clinical trials for ND0612H and ND0612L;

■	continue our European bioequivalence trials for ND0612H and initiate a bioequivalence trial for ND0701 and our other planned clinical trials;

■	seek regulatory and marketing approvals for our product candidates that successfully complete clinical trials;

■	initiate additional preclinical, clinical or other studies for our current product candidates and seek to identify and validate new product candidates;

■	acquire rights to other product candidates and technologies;

■	increase the manufacturing and supply orders for our product candidates;

■	invest further in developing pump delivery systems for our products;

■	change or add suppliers or manufacturers;

■	maintain, expand and protect our intellectual property portfolio;

■	attract and retain skilled personnel;

■	engage third-party manufacturers to commercialize any of our product candidates for which we obtain marketing approval;

■	create additional infrastructure to support our operations as a public company; and

■	experience any delays or encounter issues with any of the above.

As of December 31, 2015, we had an accumulated deficit of $148.2 million (which includes $99.8 million of non-cash financial expenses incurred since January 1, 2013 related to the increase in the value of loans that had been provided to us, fair value of embedded derivatives and warrants, the issuance of new shares to noteholders that was treated as an induced conversion expense, and convertible loans designated at fair value through profit or loss). We expect to continue to incur substantial net losses and negative cash flow for the foreseeable future. These losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital.

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

If we are unable to raise additional capital when required or on acceptable terms, we may be required to:

■	significantly delay, scale back or discontinue the development, manufacturing scale-up or commercialization of our product candidates;

■	seek corporate partners on terms that are less favorable than might otherwise be available; or

■	relinquish or license on unfavorable terms our rights to our product candidates that we otherwise would seek to develop or commercialize ourselves.

Any such consequence will have a material adverse effect on our business, operating results and prospects and on our ability to develop our product candidates.

Risks Related to Our Business and Our Industry

Even if our products obtain regulatory approval, they may cause undesirable side effects or have other properties, which may limit market acceptance.

We are conducting clinical trials to determine the safety and efficacy of our product candidates. Our current data of local tolerability and side effects caused by our product candidates and their convenience is limited. Some of our patients have only used our product candidates for 24-hour periods during our clinical trials. Based on the results of our recently completed Phase II and Phase IIa studies, we believe that ND0612H and ND0612L were generally well tolerated and safe, causing only minimal and transient local reactions at the infusion site and no particular systemic adverse events. Patients may decide to use other currently available treatments instead of our product candidates based on the prevalence and severity of any side effects associated with our product candidates. For example, patients suffering from moderate Parkinson’s disease may be less tolerant of inconveniences that may be associated with the use of ND0612L and may instead continue using currently available orally administered LD/CD. Similarly, if patients experience adverse side effects from our other Parkinson’s disease product candidates, patients who suffer from moderate to severe Parkinson’s disease may opt for other treatments. In addition, certain patients may find our belt pump administration systems to be unduly burdensome or restrictive.

Upon the conclusion of our trials, and if we receive marketing authorization for a product candidate, we will be required to list side effects associated with the product candidates. However, if after we receive marketing authorization, we or others identify previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, problems with our manufacturers or manufacturing processes, or failure to comply with regulatory requirements, the following consequences, among others, may occur:

■	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

■	fines, warning letters or holds on clinical trials;

■	harm to our reputation, reduced demand for our products and loss of market acceptance;

■	refusal by the regulatory authority to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product license approvals;

■	product seizure or detention, or refusal to permit the import or export of products;

■	injunctions or the imposition of civil or criminal penalties; and

■	limitations on pricing reimbursement by payers.

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

Clinical testing is expensive, is difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, the clinical trial process. Even if preclinical or clinical trials are successful, we still may be unable to commercialize the product, as success in preclinical trials, early clinical trials, including Phase II and Phase IIa trials, or previous clinical trials, does not ensure that later clinical trials will be successful.

If our competitors are able to obtain orphan drug exclusivity for their products that are the same drug as our product candidates, or can be classified as a similar medicinal product within the meaning of EU or U.S. law, we may not be able to have competing products approved by the applicable regulatory authority for a significant period of time.

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of market exclusivity, which, subject to certain exceptions, precludes the FDA from approving another marketing application for the same drug for the same indication for that time period or precludes the European Medicines Agency, or the EMA, and other national drug regulators in the EU, from accepting another marketing application for a similar medicinal product for the same indication. The applicable market exclusivity period is seven years in the United States and 10 years in the European Union. See “ITEM 4. Information on the Company—B. Business Overview—Government Regulation—United States—Orphan Drug Designation and Exclusivity” and “ITEM 4. Information on the Company—B. Business Overview— Government Regulation—European Union—Orphan Drug Designation.” If a competitor obtains orphan drug exclusivity for, and approval of, a product with the same indication as any of our product candidates before we do and if the competitor’s product is the same drug or a similar medicinal product as ours, we could be excluded from the market during the market exclusivity period. However, if a product candidate that is the same drug or a similar medicinal product as an approved, orphan-designated product is shown to be clinically superior (by means of greater effectiveness, greater safety, or that it provides a major contribution to patient care) to such orphan-designated product, the orphan drug exclusivity will not block the approval of such competitive product. In addition, orphan drug exclusivity will not prevent the approval of a product candidate that is the same drug as such orphan-designated product if the FDA or EMA finds that the product sponsor or marketing authorization holder cannot assure the availability of sufficient quantities of the orphan-designated product to meet the needs of the persons with the disease or condition for which the drug was designated.

For example, AbbVie Inc.’s product Duodopa, approved in the United States under the name Duopa, has received orphan drug designation in the United States for the treatment of “late stage Parkinson’s disease” and “advanced idiopathic Parkinson’s disease with severe motor complications and not responding to oral treatment.” Although we do not believe that ND0612H or ND0612L will be limited by Duopa’s potential market exclusivity, if the FDA determines that ND0612H or ND0612L is so limited, ND0612H or ND0612L may be subject to marketing preclusion until the expiration of the orphan drug market exclusivity period, which will occur seven years after Duopa’s approval.

We may be unsuccessful in utilizing abbreviated regulatory pathways for marketing approval of our product candidates in the United States and Europe.

We are currently pursuing regulatory pathways that would provide accelerated marketing approval for our product candidates in the United States and Europe. On April 10, 2012, we held a pre-Investigational New Drug application, or pre-IND meeting with the United States Food and Drug Administration, or the FDA, Division of Neurology Products, or the DNP. In this meeting, the DNP stated that ND0612L would be eligible for the submission of a 505(b)(2) regulatory pathway application, which allows expedited regulatory development with reduced clinical trials, provided we establish a trials framework that would allow a 505(b)(2) submission. On May 22, 2014, the EMA confirmed that our product candidate, ND0612H, was eligible for a European Union marketing authorization application via a centralized procedure, which allows ND0612H to benefit from more streamlined access to the EU market.

In June 2014, the EMA confirmed in a letter that it had agreed with our proposal to conduct pharmacokinetic similarity studies comparing ND0612H and Duodopa (using a nasal feeding tube) in healthy volunteers. If we are successful in such studies and the EMA accepts our pharmacokinetic study results as evidencing that ND0612H has similar pharmacokinetic properties to Duodopa, the EMA may be willing to accept a reduced clinical trial data package.

In November 2015, we initiated and held a Type C meeting with the FDA. As a result of this meeting, our development plan was modified and shortened. For the ND0612L program, the FDA agreed that the file submission of ND0612L will be based only on one pivotal efficacy study, and not two studies as originally planned. The pivotal study will be of the same design, treatment duration and patient number as originally planned, which aligns with our development plan for the EU. According to our agreement with the FDA, the safety follow up study of both ND0612H and ND0612L will include at least 100 patients treated for one year of whom at least half will receive the maximum dose.

See “ITEM 4. Information on the Company—B. Business Overview—Government Regulation.”

Although we believe that we have developed our clinical trials based on a framework that would allow for expedited approval, the FDA, the EMA or other drug regulators in the EU may prohibit us from utilizing expedited regulatory approval pathways or require us to conduct additional, large clinical trials. For example, we expect to seek abbreviated regulatory approval through a European bioequivalence pathway for ND0612H by conducting a bioequivalence clinical trial to compare the pharmacokinetics of the continuous infusion of ND0612H with that of Duodopa; however, the EMA or other national drug regulators in the EU might require that we conduct additional clinical trials. Additionally, based on our ongoing and planned clinical trials, we may alter the concentration of carbidopa in our LC/CD product candidates. If we were to alter the carbidopa concentrations, the completion of our clinical trials may be delayed. Any requirement to conduct additional trials or failure to follow an abbreviated regulatory pathway for our product candidates would delay receiving marketing approval for our product candidates and adversely affect our business, prospects, financial condition and results of operations.

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

We do not know whether clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. Our product development costs will increase if we experience delays in clinical testing. Significant delays could also shorten the patent protection period during which we may have the exclusive right to commercialize our product candidates or could allow our competitors to bring products to the market before we do, impairing our ability to commercialize our product candidates. Events may delay or prevent our ability to complete necessary clinical trials for our product candidates, including:

■	regulators may not authorize us to conduct a clinical trial within a country or at a prospective trial site or may change the design of a study;

■	delays may occur in reaching agreement on acceptable clinical trial terms with regulatory authorities or prospective sites, or obtaining institutional review board, or IRB, approval;

■	delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites;

■	failure of our third-party contractors, such as CROs, to satisfy their contractual duties or meet expected deadlines;

■	our preclinical tests or clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional trials;

■	the number of subjects required for our clinical trials may be larger than we anticipate, enrollment in our clinical trials may be slower or more difficult than we expect, or subjects may not participate in necessary follow-up visits to obtain required data, any of which would result in significant delays in our clinical testing process;

■	insufficient or inadequate supply or quality of a product candidate or other materials necessary to conduct our clinical trials;

■	our third-party contractors, such as a research institute, manufacturer or supplier, may fail to comply with regulatory requirements or meet their contractual obligations to us;

■	we may be forced to suspend or terminate our clinical trials if the participants are being exposed, or are thought to be exposed, to unacceptable health risks or if any participant experiences an unexpected serious adverse event, or if our product candidates prove to be ineffective;

■	regulators or IRBs may require that we hold, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

■	undetected or concealed fraudulent activity by a clinical researcher, if discovered, could preclude the submission of clinical data prepared by that researcher, lead to the suspension or substantive scientific review of one or more of our marketing applications by regulatory agencies, and result in the recall of any approved product distributed pursuant to data determined to be fraudulent;

■	the cost of our clinical trials may be greater than we anticipate;

■	an audit of preclinical or clinical studies by regulatory authorities may reveal noncompliance with applicable protocols or regulations, which could lead to disqualification of the results and the need to perform additional studies; and

■	delays may occur in obtaining our clinical materials.

For example, in June 2014, the FDA placed a hold on the U.S. clinical development of ND0612H and ND0612L, requesting additional information on the accuracy, safety, and compatibility of the devices used to deliver the drug. We subsequently completed the required compatibility study and submitted the requested additional information to the FDA. In May 2015, the FDA lifted the clinical hold and our U.S. clinical development program was cleared to proceed, with several studies accordingly commencing in late 2015 and early 2016. Additionally, in July 2015, the FDA issued a warning letter to Cane S.p.A., our supplier of the delivery devices used in the clinical trials of both ND0612L and ND0612H, requesting that it provide additional documentation pertaining to good manufacturing practices of the Quality System regulation. Until documentation is provided to the satisfaction of the FDA, Cane may not import devices into the United States. This does not preclude the sale or use of devices currently in the United States nor the importation of devices for investigational purposes if approved as part of an investigational study. Although we have not experienced other risks involved with conducting clinical trials, including increased expense and delay, to date, there can be no assurance that we will not experience delays or such risks in the future as we progress with our planned clinical trials. Any delay in receiving regulatory clearance to commence our clinical trials or any suspension of clinical trials may delay possible regulatory approval, if any, and adversely impact our ability to develop products and generate revenue.

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

The United States and several other jurisdictions are considering, or have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that may affect our ability to sell our product candidates profitably, if approved. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of governments, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect:

■	the market acceptance or demand for our product candidates, if approved;

■	the ability to set a price that we believe is fair for our product candidates, if approved;

■	our ability to generate revenues and achieve or maintain profitability;

■	the level of taxes that we are required to pay; and

■	the availability of capital.

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

Even if we obtain marketing authorization for a product candidate, it may not gain market acceptance by physicians and their teams, healthcare payors and others in the medical community. Each of our product candidates is being developed to treat diseases for which there are established standards of care. For example, the “gold standard” of care for Parkinson’s disease for the past 30 years has been oral administration of the drugs levodopa and carbidopa, or LD/CD, and physicians and patients have grown accustomed to such treatment. Although many physicians throughout the United States, Europe and other international markets may use our product candidates as part of our clinical trials, we cannot guarantee that use of our product candidates will be accepted in the market. If our product candidates do not achieve an adequate level of acceptance, we may not generate revenue and we may not achieve or sustain profitability. The degree of market acceptance of our product candidates in a jurisdiction in which we receive marketing approval will depend on a number of factors, some of which are beyond our control, including:

■	the willingness of physicians to administer our products and their acceptance as part of the medical department routine;

■	compliance by patients with treatment protocols;

■	relative ease and convenience of administration;

■	tolerance of the drugs by patients, including prevalence and severity of side effects;

■	obtaining third-party coverage or reimbursement for our products;

■	the ability to offer our product candidates for sale at an attractive value;

■	the efficacy and potential advantages of our product candidates relative to the current standard of care; and

■	the efficacy, potential advantages and timing of introduction to the market of alternative treatments.

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

Companies may also develop products that address other aspects of Parkinson’s disease, such as Acorda Therapeutics, Inc., which is developing a levodopa product to address “off” episodes commonly associated with levodopa therapy, or Cynapsus Therapeutics, Inc., which is also developing an apomorphine product to address “off” episodes. While such products would not directly compete with our Parkinson’s disease product candidates, as they address specific effects of Parkinson’s disease, such treatment may reduce the demand for our Parkinson’s disease product candidates.

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

We depend on third-party manufacturers for the supply of the drug products and associated medical devices for our product candidates for use in our clinical trials. Any problems we experience with any such third parties could delay the manufacturing of our product candidates, which could harm our results of operations.

In February 2015, we entered into a long-term manufacturing contract with a reputable U.S. cGMP drug production manufacturer for the reformulated LD/CD drug product used in our LD/CD product candidates. We expect these drug products to be sufficient to support our clinical studies through commercialization of ND0612H and ND0612L. In parallel, we are entering into an agreement with a European manufacturer as alternative supplier for the LD/CD drug product.

We also engage third-party developers and manufacturers to design, manufacture and supply us with the CRONO ND and CRONO Twin ND belt pumps that are the delivery devices for the administration of our Parkinson’s disease product candidates and the patch-pump that is intended to be the second-generation delivery device for certain of our product candidates in the future. We currently purchase belt pump devices from an Italian manufacturer, Cane S.p.A., on a purchase order basis. In July 2015, the FDA issued a warning letter to Cane requesting that it provide additional documentation pertaining to good manufacturing practices of the Quality System regulation. Until documentation is provided to the satisfaction of the FDA, Cane may not import devices into the United States. This does not preclude the sale or use of devices currently in the United States nor the importation of devices for investigational purposes if approved as part of an investigational study. While we have not entered into supply agreements with any medical device suppliers, we are in discussions with medical device suppliers to establish long-term supply agreements.

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

Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured product candidates or products ourselves, including reliance on the third party for regulatory compliance and quality assurance, the possibility of breach of an agreement by the third party because of factors beyond our control (including a failure to manufacture our product candidates or any products we may eventually commercialize in accordance with our specifications) and the possibility of termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or damaging to us. We may therefore be subject to unexpected increases in the cost of devices, which may far exceed the cost of producing drug substances and require increased capital expenditures.

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

The process of manufacturing the active drug in our product candidates and related medical devices is complex, highly regulated and subject to the risk of product loss due to contamination, equipment failure or improper installation or operation of equipment, or vendor or operator error. Even minor deviations from normal manufacturing processes or quality requirements for our product candidates could result in reduced production yields, product defects and other supply disruptions. If microbial, viral, or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are or will be made, such manufacturing facilities may need to be closed to investigate and remedy the contamination. Any adverse developments affecting manufacturing operations for our product candidates may result in shipment delays, inventory shortages, lot failures, withdrawals or recalls, or other interruptions in the supply of our product candidates. We may also have charges and expenses for our product candidates that fail to meet specifications, undertake costly remediation efforts, or seek more costly manufacturing alternatives.

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

The medical device industry is regulated extensively by governmental authorities. The regulations are complex and are subject to rapid change and varying interpretations. Regulatory restrictions or changes could limit our ability to carry on or expand our operations or result in higher than anticipated costs or lower than anticipated sales. We intend to submit an NDA for the administration of our product candidate ND0612H for use with the CRONO Twin ND device, and of our product candidates ND0612L and ND0701 for use with the CRONO ND device, both of which will undergo a drug-device combination approval process. Any delay in the clearance of these devices may delay the approval process for our product candidates.

Additionally, the FDA and other regulatory authorities have broad enforcement powers. Regulatory enforcement or inquiries, or other increased scrutiny on us, could dissuade some customers from using our products and adversely affect our reputation and the perceived safety and efficacy of our products and the devices we use to administer them.

In July 2015, the FDA issued a warning letter to Cane, our supplier of the delivery devices used in the clinical trials of both ND0612L and ND0612H, requesting that it provide additional documentation pertaining to good manufacturing practices of the Quality System regulation. Until documentation is provided to the satisfaction of the FDA, Cane may not import devices into the United States. This does not preclude the sale or use of devices currently in the United States nor the importation of devices for investigational purposes if approved as part of an investigational study.

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

As a public company with securities registered under the Exchange Act, we are subject to the U.S. Foreign Corrupt Practices Act, or FCPA. The FCPA and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. We have adopted an Anti-Corruption Compliance Policy in furtherance of our compliance with the FCPA and such other similar worldwide laws. However, we may operate in parts of the world that have experienced governmental corruption to some degree and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices or may require us to interact with doctors and hospitals, some of which may be state-controlled, in a manner that is different than in the United States. Our internal control policies and procedures may not be sufficient to effectively protect us against reckless or criminal acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations and cash flows.

We could be subject to product liability lawsuits, which could result in costly and time-consuming litigation and significant liabilities.

The development of pharmaceutical products involves an inherent risk of product liability claims and associated adverse publicity. Our product candidates may be found to be harmful or to contain harmful substances. This exposes us to substantial risk of litigation and liability or may force us to discontinue production of certain product candidates. Although we usually obtain approximately $10.0 million in clinical trial liability insurance, this coverage may not adequately cover all liabilities that we may incur. Such insurance is costly and often limited in scope. There can be no assurance that we will be able to obtain or maintain insurance on reasonable terms or to otherwise protect ourselves against potential product liability claims that could impede or prevent commercialization of our product candidates. Furthermore, a product liability claim could damage our reputation, whether or not such claims are covered by insurance or are with or without merit. A product liability claim against us or the withdrawal of a product from the market could have a material adverse effect on our business or financial condition. Additionally, product liability lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management’s time and attention, which could seriously harm our business.

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

We have 23 issued patents, including in Australia, Canada, Chile, China, Japan, Israel, Mexico, New Zealand, Russia, Singapore, South Africa and the United States, and have over 50 pending patent applications worldwide, including nine national phase international applications filed under the Patent Cooperation Treaty, or PCT. However, there can be no assurance that patent applications relating to our product candidates, processes or technologies will result in patents being issued, or that any patents that have been issued will be adequate to protect our intellectual property or that we will enjoy patent protection for any significant period of time. Additionally, any issued patents may be challenged by third parties, and patents that we hold may be found by a judicial authority to be invalid or unenforceable. Other parties may independently develop similar or competing technology or design around any patents that may be issued to or held by us. Our current patents will expire or they may otherwise cease to provide meaningful competitive advantage, and we may be unable to adequately develop new technologies and obtain future patent protection to preserve our competitive advantage or avoid adverse effects on our business.

Patents that claim specific molecules or active ingredients are generally considered to be the strongest form of intellectual property protection. However, as our product candidates are formulations based on existing drugs, those types of claims are limited for our products. Instead, our main patents and patent applications underlying our product candidates cover specific compositions and methods of use of the active drug substance in ND0612H, ND0612L, ND0701 and ND0801. If our patents or pending applications in various jurisdictions were subject to a successful challenge or failed to issue, or if our competitors were able to design around the claims of our issued patents, our business and competitive advantage could be significantly affected.

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

Absent patent-term extensions, our existing patents for our product candidates will expire between 2028 and 2031. However, because of the extensive time required for development, testing and regulatory review of a potential product, and although such delays may entitle patent term extensions, it is possible that, before our product candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercial launch, thereby reducing any advantages of the patent. Our pending and future patent applications may not lead to the issuance of patents or, if issued, the patents may not be issued in a form that will provide us with any competitive advantage. We also cannot guarantee that:

■	any of our present or future patents or patent claims or other intellectual property rights will not lapse or be invalidated, circumvented, challenged or abandoned;

■	our intellectual property rights will provide competitive advantages or prevent competitors from making or selling competing products;

■	our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties;

■	any of our pending or future patent applications will be issued or have the coverage originally sought;

■	our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak; or

■	we will not lose the ability to assert our intellectual property rights against, or to license our technology to, others and collect royalties or other payments.

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

We have registered our trademarks in the United States and Israel, and we are in the process of obtaining trademark registrations, including for the trademark “NeuroDerm,” in certain jurisdictions that we consider material to the marketing of our product candidates. While we intend for our applications to mature into registrations, we cannot be certain that we will obtain such registrations or that the permissible use of those marks will not be limited in scope. For example, the USPTO has informed us that a third party has a prior trademark registration for “neuroderm” classified in the same class of goods as our product candidates. While we believe that our product candidates under this trademark are different from the products of such third party and unlikely to cause any confusion, we cannot guarantee the USPTO will withdraw the citation of such prior trademark. Consequently, we might not be able to secure trademark registration for “NeuroDerm” in the United States. In addition, in the USPTO or its foreign counterparts, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we do not secure registrations for each of our trademarks, we may not be able to use such trademarks in conducting our business (including forfeiting any goodwill we have built-up related to such trademarks), and if we are able to use them, then we may encounter more difficulty in enforcing them against third parties than we otherwise would, each of which could adversely affect our business.

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

Risks Related to Our Management and Employees

We depend on our executive officers and key clinical and technical personnel to operate our business effectively, and we must attract and retain highly skilled employees in order to succeed.

Our success depends upon the continued service and performance of our executive officers who are essential to our growth and development. The loss of one or more of our executive officers could delay or prevent the continued successful implementation of our growth strategy, could affect our ability to manage our company effectively and to carry out our business plan, or could otherwise be detrimental to us. As of December 31, 2015, we had 36 full-time employees. Therefore, knowledge of our product candidates and clinical trials is concentrated among a small number of individuals. Members of our executive team as well as key clinical, scientific and technical personnel may resign at any time and there can be no assurance that we will be able to continue to retain such personnel. If we cannot recruit suitable replacements in a timely manner, our business will be adversely impacted.

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

Through December 31, 2015, our functional currency was the NIS but our presentation currency was and remains the U.S. dollar. Even after we transitioned to the U.S. dollar as our functional currency effective as of January 1, 2016, a significant portion of our operating expenses are expected to continue to be incurred in NIS. The portion of our expenses that have been denominated in U.S. dollars has accounted for 6.0%, 16.0% and 38.0% of our expenses in the years ended December 31, 2013, 2014 and 2015, respectively. As a result, we are exposed to the risks that the shekel may appreciate relative to the dollar, or, if the shekel instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the shekel, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the shekel against the dollar. For example, the dollar depreciated relative to the shekel by 7.0% in 2013, which was compounded by inflation in Israel at a rate of 1.9%. That had the effect of increasing the dollar cost of our operations in Israel by 8.9% in that year. While the dollar appreciated relative to the shekel by 12.0% in 2014 and 0.3% in 2015, respectively, eclipsing the 0.5% rate of inflation in 2014 and compounding the negative rate of inflation (-1.0%) in Israel in 2015, there is no guarantee that the prior trend of dollar devaluation relative to the shekel will not return in the future. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

Risks Related to Our Ordinary Shares

Our share price has been, and may continue to be, volatile, and you may lose all or part of your investment.

Our ordinary shares were first offered publicly in our initial public offering in November 2014, at a price of $10.00 per share, and our ordinary shares have subsequently traded as high as $26.50 per share and as low as $5.67 per share through March 15, 2016. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

■	actual or anticipated fluctuations in our results of operations;

■	variance in our financial performance from the expectations of market analysts;

■	announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

■	changes in the prices of our products and services;

■	our involvement in litigation;

■	our sale of ordinary shares or other securities in the future;

■	market conditions in our industry;

■	changes in key personnel;

■	changes in the estimation of the future size and growth rate of our markets; and

■	general economic and market conditions.

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

Three of our directors beneficially own approximately 41.0% of our ordinary shares. As a result, these shareholders, acting together, could exercise a controlling influence over our operations and business strategy and will have sufficient voting power to control the outcome of various matters requiring shareholder approval. These matters may include:

■	the composition of our board of directors which has the authority to direct our business and to appoint and remove our officers;

■	approving or rejecting a merger, consolidation or other business combination;

■	raising future capital; and

■	amending our articles of association which govern the rights attached to our ordinary shares.

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

As a foreign private issuer, we are permitted to follow, and have been following, certain home country corporate governance practices instead of those otherwise required under the Listing Rules of NASDAQ, for domestic U.S. issuers. For instance, we follow home country practice in Israel with regard to the quorum requirement for shareholder meetings. As permitted under the Companies Law, our articles of association provide that the quorum for any meeting of shareholders is the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares instead of 33 1/3% of the issued share capital, as required under the Listing Rules of NASDAQ. We may in the future elect to follow home country practices in Israel with regard to other matters, including the formation and composition of the compensation committee and nominating and governance committee, separate executive sessions of independent directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NASDAQ Global Market may provide less protection to you than what is accorded to investors under the Listing Rules of NASDAQ applicable to domestic U.S. issuers. See “ITEM 16G. Corporate Governance.”

As a foreign private issuer, we are not subject to the provisions of Regulation FD or U.S. proxy rules and are exempt from filing certain Exchange Act reports, which reduces the frequency and scope of information and protections to which you are entitled as an investor.

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

We would lose our foreign private issuer status if a majority of our directors or executive officers are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose more detailed information about the compensation of our senior executive officers on an individual basis. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

We are an “emerging growth company” and we cannot be certain whether the reduced requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 effective on April 5, 2012, or the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not “emerging growth companies.” Most of such requirements relate to disclosures that we would only be required to make if we cease to be a foreign private issuer in the future. Nevertheless, as a foreign private issuer that is an emerging growth company, we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, for up to five fiscal years after the date of our initial public offering. We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our ordinary shares less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

The market price of our ordinary shares could be negatively affected by future sales of our ordinary shares.

As of March 15, 2016, there were 21,609,787 of our ordinary shares outstanding. Sales by us or our shareholders of a substantial number of ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Shares held by our pre-IPO shareholders are now eligible for sale under Rule 144 of the Securities Act, which could facilitate additional downward pressure on the market price of our ordinary shares.

The holders of approximately 8.1 million of our ordinary shares are entitled to require that we register under the Securities Act the resale of their shares into the public markets. All shares sold pursuant to an offering covered by such registration statement will be freely transferable. See “ITEM 7.B—Related Party Transactions—Registration Rights.”

In addition to these registration rights, approximately 2.1 million ordinary shares are subject to outstanding options granted to employes and office holders under our equity incentive plans, including approximately 1.0 million ordinary shares issuable under currently exercisable share options as of March 15, 2016. Upon issuance, such shares may be freely sold in the public market, except for shares held by affiliates who have certain restrictions on their ability to sell.

We believe we were a passive foreign investment company, or PFIC, for the taxable year ending December 31, 2015 and expect to be classified as a PFIC for the taxable year ending December 31, 2016.

A non-U.S. corporation will be classified as a PFIC for federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either at least 75% of its gross income is “passive income,” or at least 50% of the average quarterly value of its total gross assets (which, in our case, may be determined in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of passive income. Based on certain estimates of our gross income and gross assets and the nature of our business, we believe, and you should assume, that we were classified as a PFIC for the taxable year ending December 31, 2015. We furthermore expect to be classified as a PFIC for the 2016 tax year. Because we must determine our PFIC status annually based on tests, which are factual in nature, our status in 2016 and future years will depend on our income, assets and activities in those years. There can be no assurance that we will not be considered a PFIC for any taxable year.

Our classification as a PFIC may result in material adverse consequences for you if you are a U.S. taxable investor, including having gains realized on the sale of the ordinary shares treated as ordinary income, rather than capital gains, having potentially punitive interest charges apply to those gains, and the denial of the taxation of certain dividends we pay at the lower rates applicable to long-term capital gains. If we are classified as a PFIC, a U.S. investor may be able to mitigate some of the adverse U.S. federal income tax consequences described above with respect to owning our ordinary shares, provided that such U.S. investor is eligible to make, and successfully makes, a “mark-to-market” election. U.S. investors could also mitigate some of the adverse U.S. federal income tax consequences of us being classified as a PFIC by making a “qualified electing fund” election, provided that we provide the information necessary for a U.S. investor to make such an election. We intend to make available to U.S. investors upon request the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC. Prospective U.S. investors should consult their own tax advisers regarding the potential application of the PFIC rules to them. For more information related to classification as a PFIC, see “ITEM 10.E Taxation and Government Programs—U.S. Federal Income Taxation—Passive Foreign Investment Company Considerations.”

As a public company we may become subject to further compliance obligations, which may strain our resources and divert management's attention.

Changes in the laws and regulations affecting public companies would result in increased costs to us as we respond to their requirements. These laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. If our efforts to comply with new laws and regulations differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. Being a publicly traded company in the United States and being subject to U.S. rules and regulations make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage.We cannot predict or estimate the amount or timing of additional costs we may incur in order to comply with such requirements.

We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid cash dividends on our share capital, nor do we anticipate paying any cash dividends on our share capital in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares will be an investor’s sole source of gain for the foreseeable future. In addition, Israeli law limits our ability to declare and pay dividends, and may subject our dividends to Israeli withholding taxes, and our payment of dividends (out of tax-exempt income) may subject us to certain Israeli taxes, to which we would not otherwise be subject (see “ITEM 8.A Dividend Distribution Policy,” “ITEM 10 Additional Information—B. Articles of Association—Dividend and Liquidation Rights” and “ITEM 5.A Operating Results—Israeli Tax Structure and Tax Programs That May Become Applicable to Our Company”).

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or if our internal controls over financial reporting are not effective, investors may lose confidence in the accuracy and the completeness of our financial report,s the reliabiliyt of our financial statements may be questioned and our share price may suffer.

We are required to comply with the internal control, evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act as of this annual report. Pursuant to Section 404(a) of the Sarbanes-Oxley Act, beginning with our annual report for the fiscal year ended December 31, 2015, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting. Accordingly, during the fiscal year ended December 31, 2015, our management commenced the process of determining whether our internal control over financial reporting systems is effective under Section 404(a). Additionally, pursuant to Section 404(b) of the Sarbanes-Oxley Act, unless we lose our status as an “emerging growth company” under the JOBS Act prior to the end of the fiscal year in which the fifth anniversary of our initial public offering occurred, we will not be required to obtain an auditor attestation under Section 404 of the Sarbanes-Oxley Act until the year ended December 31, 2019.

To maintain the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, we expect that we will need to continue enhancing existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future. The process of evaluating our internal control over financial reporting will require an investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. The determination and any remedial actions required could divert internal resources and take a significant amount of time and effort to complete and could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants.

Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently, it could adversely affect our operations, financial reporting or results of operations and could result in an adverse opinion on internal controls from our independent auditors. Further, if our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned and our share price may suffer.

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

Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to conduct business.

We received Israeli government grants for certain research and development activities. The terms of those grants require us to satisfy specified conditions and to pay penalties in addition to repayment of the grants upon certain events.

Our research and development efforts were and are financed in part through grants from the Israeli Office of the Chief Scientist, or OCS. As of December 31, 2013, 2014 and 2015, we have received in the aggregate $1.5 million, $1.9 million and $2.8 million, respectively, from the OCS for our research and development programs. As of December 31, 2015, we had not paid any royalties to the OCS.

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

We may be eligible for certain tax benefits provided to “Preferred Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. In order to be eligible for the tax benefits for “Preferred Enterprises,” we must meet certain conditions stipulated in the Investment Law and its regulations, as amended. If we do not satisfy these conditions, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies was 26.5% for 2014 and 2015, and was then reduced to 25.0% for 2016 and thereafter. Even if we were to become eligible for these tax benefits, they may be reduced, cancelled or discontinued. See “ITEM 5.A Operating Results—Israeli Tax Structure and Tax Programs That May Become Applicable to Our Company—Law for the Encouragement of Capital Investments, 5719-1959.”

We may be required to pay monetary remuneration to employees for their service inventions, even if the rights to such inventions have been assigned to us.

We enter into agreements with our employees pursuant to which such individuals agree that any inventions created in the scope of their employment are assigned to us or owned exclusively by us, depending on the jurisdiction, without the employee retaining any rights.  A significant portion of our intellectual property has been developed by our employees during the course of their employment with us.  Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the scope of his or her employment with a company, and as a consequence of such employment, are regarded as “service inventions,” which belong to the employer by default, absent a specific agreement between the employee and employer giving the employee ownership rights.  The Patent Law also provides that if there is no agreement between an employer and an employee, regarding the remuneration for the service inventions, even if the ownership rights were assigned to the employer, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for these inventions.  The Committee has not yet determined the method for calculating this Committee-enforced remuneration. While it has been held that an employee may waive his or her rights to remuneration, and that a waiver of such right can be concluded like any other agreement, in writing, orally or by conduct, pending litigation in Israeli labor court is questioning whether such waiver under an employment agreement is enforceable. Although our employees have agreed that any rights related to their inventions are owned exclusively by us and have waived their right to remuneration for such inventions, if the Israeli labor court rules that such waivers of remuneration are unenforceable, we may face claims demanding remuneration in consideration for our employees’ service inventions.  As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

Provisions of Israeli law and/or our articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares and voting rights above specified thresholds, requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless at least 98% of the company’s outstanding shares are tendered. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer (unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek appraisal rights), may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition. See “ITEM 10 Additional Information—B. Articles of Association—Acquisitions under Israeli Law” for additional information.

Our articles of association provide that our directors (other than external directors) are elected on a staggered basis, such that a potential acquiror cannot readily replace our entire board of directors at a single annual general shareholder meeting. This could prevent a potential acquiror from receiving board approval for an acquisition proposal that our board of directors opposes.

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

It may be difficult to enforce a judgment of a U.S. court against us or our officers and directors in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors.

We are incorporated in Israel. The majority of our directors and executive officers reside outside of the United States, and most of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

Your rights and responsibilities as a shareholder are governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and related party transactions requiring shareholder approval. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

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

In November 2014, we completed our IPO, pursuant to which we sold 4.5 million ordinary shares, generating net proceeds (after underwriting discounts, commissions and expenses) of $40.7 million. Upon the consummation of our IPO, our ordinary shares began trading on the NASDAQ Global Market, under the symbol “NDRM”.

In July 2015, we consummated a follow-on offering, pursuant to which we sold approximately 4.5 million ordinary shares, generating aggregate net proceeds (after underwriting discounts, commissions and expenses) of $71.9 million.

In December 2015, we incorporated our Delaware subsidiary, Neuroderm, Inc., which currently constitutes our sole subsidiary.

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

In our completed Phase IIa dose-finding trial, we examined the plasma levodopa concentrations achieved in individual Parkinson’s disease patients treated with ND0612H and ND0612L for eight hours. The chart below shows that ND0612H achieved an average maximum plasma levodopa concentration of approximately 1500ng/ml when administered alone and an average maximum plasma levodopa concentration of approximately 1800ng/ml when combined with two administrations of oral entacapone during eight hours of infusion. The high average plasma levodopa concentrations achieved with ND0612H in this trial indicate that ND0612H may offer a viable nonsurgical alternative to more invasive surgical procedures for advanced Parkinson’s Disease.

In addition, in our completed Phase II trial with ND0612L, we examined plasma levodopa concentrations of individual Parkinson's disease patients treated with optimized, current standard of care and either ND0612L or a placebo as an add-on for 14 days. Additionally, in order to determine the effect of ND0612L without the standard of care, we conducted an additional week of treatment of ND0612L alone or with entacapone. The chart below shows that an average steady plasma levodopa concentration of 550ng/ml was maintained when ND0612L was administered alone, and an approximately 800ng/ml plasma levodopa concentration was maintained when ND0612L was administered together with thrice-daily oral entacapone.

Moreover, when ND0612L was added to the standard of care in the first period of our Phase II trial, treatment with ND0612L demonstrated major clinical benefits over the placebo (i.e. oral standard of care) in all objective, in-clinic, pre-specified, exploratory efficacy end points, including off-time reduction. A mean reduction of two hours off-time versus placebo was observed in the ND0612L treated group. Moreover, the reduction in “off” time was not accompanied by an increase in troublesome dyskinesia.

Our expectations below regarding the timing of our clinical trials for our product candidates are preliminary estimates since we have not yet commenced pivotal trials. The following chart provides a summary of our development pipeline:

Product Candidate	Active Drug Compound	Administration	Indication	Clinical Status
ND0612H	LD/CD	Subcutaneous	Severe Parkinson's Disease	• Ongoing PK Pilot Dose Finding Trial
• Ongoing Phase II Trial
• Planned Definitive Bioequivalence Trial in 2016 • Planned Long Term Safety* Trial in first half of 2016
• Planned Pivotal Phase III Trial in second half of 2016
ND0612L	LD/CD	Subcutaneous	Moderate Parkinson's Disease	• Planned Pivotal Phase III Trial in mid-2016

ND0701	Apomorphine	Subcutaneous	Moderate to severe Parkinson's Disease**	• Planned Bioequivalence Trial in first half of 2016
ND0801	Nicotine and Opipramol	Transdermal	Cognition disorders associated with CNS diseases	• Ongoing Proof-of-Concept Trial

*	One safety study for both ND0612H and ND0612L
**	Primarily for patients who suffer from high motor fluctuations and who do not respond well to LD/CD

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

Severe Parkinson’s disease

As the Parkinson’s disease progresses to the severe stage, patients’ therapeutic window narrows. Patients in this stage experience extended “off” time and, as a result of frequent doses of LD/CD, frequent and severe dyskinesia, causing a small subset of these patients to become bedridden or require a wheelchair. Over time, patients who have not adequately responded to oral LD/CD therapy must either live with such conditions or undergo invasive surgical procedures to try to control or minimize motor complications. The primary existing treatments for patients who suffer from severe Parkinson’s disease require surgical intervention. These include deep brain stimulation, or DBS, which involves inserting electrodes into the brain, or LCIG, which requires gastrointestinal surgery. We estimate that approximately 700,000 patients who suffer from severe Parkinson’s disease globally do not receive such advanced Parkinson’s disease treatments.

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

Similarly, Duodopa, which had sales of $231 million for the year ended December 31, 2015, is a high dose LCIG product that was recently approved in the United States under the name Duopa. Duodopa is administered into the duodenum via a permanent tube that is surgically inserted into the duodenum. Surgery for treatment with Duodopa involves general anesthesia and significant costs requiring gastrointestinal surgery. Patients receiving this form of treatment face potential complications, such as connector leakage, dislocation or movement of the intestinal tube, wound infection or peritonitis. In addition, patients must continuously carry a large, bulky shoulder-worn pump attached to their duodenum during the day. Duodopa is designed for continuous 16-hour administration of a gel form of high-dose LD/CD. Patients usually remove the pump at night, which affects quality of sleep and results in morning akinesia. Such complications and restrictions acutely limit the patients' day-to-day activities and prevent many of the patients from having this treatment.

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

Our Parkinson's disease product candidates are drug-device combination products, with distinct devices and varying LD/CD or apomorphine concentrations and dosages that are tailored to treat certain populations of Parkinson's disease patients. See “—Parkinson's Disease Product Candidates—Our Primary Liquid LD/CD and Apomorphine Formulations: ND0612H, ND0612L and ND0701—Delivery devices.” To further the clinical development of our product candidates, the MJFF awarded us $1.0 million grants in each of 2010 and 2013.

We are currently not pursuing our product candidate ND0680 in order to focus on development of our other product candidates.

Severe Parkinson’s Disease: ND0612H

We are developing ND0612H for the treatment of patients suffering from severe Parkinson’s disease and for whom oral drugs are no longer effective. ND0612H is designed to be more effective therapy than oral LD/CD, and we believe it will offer a safe and effective alternative to surgery and other highly invasive and complicated treatments such as DBS and LCIG. ND0612H is designed to provide continuous subcutaneous delivery of an adjustable dose LD/CD formulation in order to reduce the motor complications associated with orally administered LD/CD by maintaining controlled and steady plasma levodopa concentration levels between approximately 1,500 and 2,000 ng/ml, which are currently achieved only with Duodopa. ND0612H is designed to continuously administer LD/CD over night to avoid morning “off” time and improve sleep quality. Furthermore, unlike Duodopa’s 16-hour, duodenal administration by way of a large shoulder-worn pump, ND0612H’s 24-hour, subcutaneous administration by way of the CRONO Twin ND, a more convenient and smaller belt-pump (described below) that resembles the administration of insulin to diabetic patients. Depending on the results of our clinical trials and the regulatory approval process, we expect to receive marketing approval in Europe and the United States for ND0612H in the second half of 2018.

Moderate Parkinson’s Disease: ND0612L

We are developing ND0612L for the treatment of patients at the moderate stage of Parkinson’s disease that can no longer effectively control motor complications with oral levodopa. Each dose of ND0612L is designed to be continuously administered subcutaneously to such patients for a 24-hour period via the CRONO ND belt pump (described below). ND0612L is designed to administer approximately 40% of the maximum daily levodopa dosage delivered by ND0612H. By maintaining a steady minimum plasma levodopa concentration of between approximately 550 to 800 ng/ml, we aim to reduce dyskinesia and “off” periods and to improve sleep quality. In addition, we are designing ND0612L to allow patients to receive LD/CD overnight. We expect that ND0612L will serve as a second-line therapy for patients suffering from moderate Parkinson’s disease and may be used as an adjunct or mono-therapy. Depending on the results of our clinical trials and the regulatory approval process, we expect to receive marketing approval in the United States and Europe for ND0612L in the second half of 2018. We are also working with our third-party medical device manufacturers on a smaller, next-generation patch-pump device for use with ND0612L in the future.

Moderate to Severe Parkinson's Disease: ND0701

In addition to our LD/CD Parkinson’s Disease product candidates, we have also developed ND0701, an apomorphine-based product candidate designed to offer a next-generation alternative to the continuously administered apomorphine product currently approved and sold outside the United States in order to significantly improve local tolerability and allow a much lower daily administration volume. ND0701, for patients who suffer from Parkinson’s disease, may be used mostly by patients who suffer from high motor fluctuations and who do not respond well to LD/CD. ND0701 will be administered through a patch pump (as described below). See “—Parkinson’s Disease Product Candidates—ND0701.”

Our Cognition Disorder Product Candidate

We are also developing a product candidate, ND0801, to treat cognition disorders associated with CNS diseases, such as ADD/ADHD, Alzheimer’s disease and schizophrenia. ND0801’s reformulation is designed to be a safe and non-addictive nicotine-based treatment administered via a transdermal patch. See “—Cognition and our ND0801 Product Candidate.”

Delivery devices

Both the CRONO ND and CRONO Twin ND belt pumps are manufactured by a ISO 13485:2003 certified, third-party medical device manufacturer, Cane S.p.A. The CRONO ND belt pump has been “CE” marked in accordance with EU Medical Device Directives and is planned to be submitted for regulatory approval in the United States as the device component of the ND0612L drug-device combination product. Similarly, the CRONO Twin ND belt pump’s design has been “CE” marked in accordance with EU Medical Device Directives and is planned to be submitted for regulatory approval in the United States as the device component of ND0612H. See “ITEM 4. Information on the Company—B. Business Overview—Government Regulation.”

•	CRONO ND. CRONO ND is a simple-to-operate, fixed-dose belt pump that operates 24 hours a day and can be preprogrammed to the desired delivery profile of LD/CD. This device is used to administer our ND0612L and ND0701 drug formulations. CRONO ND consists of two parts: a preprogrammed pump device that regulates the delivery rate of the drug, and a single-use, disposable cartridge, which holds our liquid reformulation of LD/CD and which is connected to an infusion tube. For ND0612L, the CRONO ND infusion tube is attached to a small disposable cannula, or flexible needle, positioned to subcutaneously deliver 4.5ml of LD/CD to the patient per day. The disposable cartridge and the infusion set are discarded and replaced by the patient daily.

•	CRONO Twin ND. CRONO Twin ND is also a simple-to-operate, adjustable belt pump. The durable belt pump fits into a case that can be attached to a patient's belt and shares similar characteristics with the CRONO ND. However, the CRONO Twin ND belt-pump delivers up to 12ml of LD/CD subcutaneously through two insertion points, allowing administration of up to 2.6 times more levodopa than CRONO ND.

•	Second-Generation Patch Pump. We have engaged third-party firms to design and eventually manufacture a patch pump that will be used for the administration of ND0612L and ND0701. The patch pump would be worn directly on the skin underneath a patient's clothing and preprogrammed to subcutaneously deliver our reformulated drugs 24 hours a day without requiring further attention from the patient. The patch pump will be a small and convenient device, more attractive to certain patients, with similar delivery characteristics as those of the CRONO ND. It is anticipated to consist of two joined elements: a single-use element from which the cannula is inserted under the skin, and a durable element which controls and regulates the administration of the drug.

In July, 2015, the FDA issued a warning letter to Cane S.p.A., our supplier of the delivery devices used in the clinical trials of both ND0612L and ND0612H , requesting that it provide additional documentation pertaining to good manufacturing practices of the Quality System regulation. Until documentation is provided to the satisfaction of the FDA, Cane may not import devices into the United States. This does not preclude the sale or use of devices currently in the United States nor the importation of devices for investigational purposes if approved as part of an investigational study.

Preclinical trials

Our preclinical trials for ND0612L have shown a positive, linear, correlation between the subcutaneous doses of LD/CD and plasma levodopa concentrations. The variability of plasma concentrations attained by subcutaneous administration is significantly less than that obtained with oral LD/CD administration, providing more reliable, predictive and constant plasma levodopa concentration. We have also conducted a nonclinical study of ND0612L for 28 consecutive days on pigs. The study was carried out on 18 pigs divided into three equal groups of three male and three female pigs. Group one acted as control and received the placebo, while groups two and three received two different doses of ND0612L. The primary endpoint was ND0612L's local and systemic toxicity when administered by continuous subcutaneous infusion. No signs of systemic toxicity were observed during the study and local reactions at the administration site were rare, minimal and sporadic.

We also completed a 90-day, local tolerability and toxicity study in mini-pigs to evaluate potential local and systemic reactions to long-term exposure to ND0612H and ND0612L. No systemic adverse effects were observed after 13 weeks of continuous subcutaneous infusion with either ND0612H or ND0612L. Treatment-related findings included minimal to moderate reactions at the injection sites, which correlated to the frequency of administration at those sites and was less evident at sites when administered with longer intervals between treatments (≥15 days). All sites displayed a significant degree of recovery within 30 days. Drug absorption was not affected by such local reactions and levodopa blood levels were similar throughout the study period. In our pre-IND meeting with the FDA, it was agreed that this would serve as the preclinical requirement for an NDA submission.

We have conducted multiple preclinical studies with ND0701. Based on such studies, the pharmacokinetics of ND0701 was found to be equivalent to that of the commercial apomorphine-HCl solution, Apo-Go. Based on histological and MRI evaluation, ND0701 was found to have favorable local safety, even when administered at concentrations five times higher than Apo-Go. To support further clinical studies, these results were confirmed in a 28-day GLP local tolerability and toxicity study of mini-pigs. No systemic adverse effects were observed after 28 days of continuous subcutaneous infusion with ND0701. All ND0701 treated sites displayed a significant degree of recovery within 14 days after cessation of treatment enabling nearly full recovery before re-use of the same site. Local recovery was more efficient and took significantly less time when compared to the Apo-Go treatment. ND0701 exhibited superior local safety, when compared to the commercially available Apo-Go®, at concentrations ×2.5-5 higher and at volumes ×2.5-5 lower.

Clinical trials

To date, we have completed the following clinical studies for ND0612L using the CRONO ND belt-pump device design:

Phase I and Phase Ib — Israel.  We conducted a Phase I, single dose, 24-hour continuous administration, single-center, randomized, double-blind, placebo-controlled dose escalation study to evaluate the safety, tolerability and plasma levodopa concentration following continuous subcutaneous delivery of LD/CD in 36 healthy subjects for one day. The subjects were divided into six equal groups, receiving LD/CD at a rate of (i) 80 µl/h; (ii) 120µl/h; (iii) 160 µl/h; (iv) 200 µl/h; (v) 200µl/h using a shorter cannula infusion; or (vi) 240 µl/h. The primary endpoint was the drug’s safety and tolerability and its pharmacokinetic attributes under each rate of infusion. Data showed that the plasma levodopa levels increased linearly with the dose. The following chart shows mean plasma levodopa concentrations at varied doses of LD/CD from 15 to 24 hours after infusion. Pursuant to the design of the study, the infusion occurred at hour zero but the plasma sampling commenced at hour 15. For the purposes of this chart, we combined the two groups of subjects who received LD/CD at the rate 200 µl/h and 200µl/h using a shorter cannula infusion as there was no statistical difference in the mean LD plasma concentrations of these patients.

A continuation study of the Phase I trial was subsequently conducted as a Phase Ib study on an additional 18 healthy male volunteers to evaluate three additional doses. The subjects were divided into three equal groups of six subjects, receiving either (i) 5%/1.25% LD/CD at a rate of 240 µl/h for 24 hours; (ii) 6%/1.5% LD/CD at rates of 240 µl/h for 16 hours and 80 µl/h for eight hours; or (iii) 6%/1.5% LD/CD at a rate of 240 µl/h for 24 hours with oral entacapone administered every two hours for 10 hours. The primary endpoint was the drug’s safety and tolerability and the pharmacokinetic attributes of a specific dose and rate of infusion. ND0612L demonstrated good tolerability and safety at each tested rate. Additionally, adverse local response was minor, typical to other continuously subcutaneously administered drugs.

Phase IIa — Israel.  We conducted a Phase IIa, single dose, 24-hour continuous administration, single-center, randomized, double-blind, placebo-controlled, cross-over study on eight patients with moderate Parkinson’s disease. The eight patients were randomly treated with either placebo or ND0612L continuously for twenty-four hours. One week later, the same eight patients switched to the other treatment (e.g., patients who had previously received placebo were treated with ND0612L) and received such treatment continuously for twenty-four hours. The primary endpoint was the pharmacokinetic attributes of the plasma concentrations of levodopa following subcutaneous delivery of ND0612L, and the secondary endpoint was the safety and tolerability of ND0612L compared to saline. The preliminary data showed that subcutaneous delivery of ND0612L achieved steady-state plasma levodopa concentrations ranging from 700-1,000 ng/ml (which is estimated to be within the typical therapeutic range). Additionally, fluctuations in plasma levodopa concentration were significantly reduced. The chart below compares the mean plasma levodopa concentrations in patients treated either with ND0612L or a saline solution. All patients received Stalevo, an orally administered triple combination drug that includes levodopa, carbidopa and entacapone. The addition of carbidopa and entacapone extends the half life of levodopa. Continuous administration of ND0612L resulted in patients having a higher mean plasma levodopa concentration than the control group.

Phase II — Israel. In October 2014, we successfully completed a randomized, placebo-controlled, double-blind clinical study of ND0612L of 30 patients with moderate to severe Parkinson’s disease. The purpose of this study was to examine the safety, tolerability, LD/CD plasma levels (pharmacokinetics) and exploratory efficacy end points following subcutaneous delivery of ND0612L.

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

All parameters, including safety, tolerability and pharmacokinetics, were compared to the patients’ original baseline standard of care and between groups. Additionally, exploratory efficacy end points, including daily duration of “off” time, “on” time (with and without troublesome dyskinesia), quality of sleep, quality of life and disease improvement were assessed in the clinic and reported in subjective home diaries. Eligible patients included male or female individuals with Parkinson’s disease, experiencing motor fluctuations averaging more than two hours of “off” time per day on optimized levodopa treatment and, if necessary, additional Parkinson’s disease drugs. Patients treated with controlled-release levodopa formulations who had undergone neurosurgical intervention for Parkinson’s disease or who suffered from severe disabling dyskinesia were excluded. Topline results of this study are presented below.

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

•       Off-time:  A mean reduction of two hours versus placebo was observed in the ND0612L treated group in spite of a marked reduction in oral levodopa dose. Moreover, the reduction in “off” time was not accompanied by an increase in troublesome dyskinesia.1

1 Data was only available from 29 patients for “off” time reduction and troublesome dyskinesia, as one in-clinic diary was lost at the clinical center.

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

We have completed the following clinical study with both ND0612H and ND0612L:

■ Phase IIa — Israel.  In August 2014, we commenced enrollment and treatment in a multicenter, open-label, dose-finding Phase IIa study of 16 patients with motor complications caused by Parkinson’s disease. On April 29, 2014, we submitted an IND application to the FDA in order to allow us to commence this trial in the United States (one center) and in Israel (multiple centers). In June 2014, the FDA placed a hold on the U.S. clinical development of ND0612H and ND0612L, requesting additional information on the accuracy, safety, and compatibility of the devices used to deliver the drug. We subsequently completed this Phase IIa study in Israel only and thereafter submitted the required compatibility study and additional information to the FDA. In May 2015, the FDA lifted the clinical hold and our U.S. clinical development program is now cleared to proceed.

The primary endpoints of this study were to assess the safety, tolerability and pharmacokinetics of six dose regimens of ND0612H and ND0612L compared to the patient’s standard oral doses of LD/CD, including high and low concentrations of carbidopa and the concomitant administration of oral entacapone. Sixteen advanced Parkinson’s disease patients (all of whom completed the study), with motor fluctuations, chronically treated with standard oral LD/CD, were enrolled in the study and were treated with ND0612L (n=9) or ND0612H (n=7) for eight hours per day, for three consecutive days, with high and low doses of CD, and with adjunct oral entacapone.

Final results of the study showed that plasma levodopa levels were proportionate to dose, with ND0612H achieving approximately three times higher plasma levels than ND0612L. ND0612H achieved maximum average daytime concentrations of 1,454ng/ml when administered alone and 1,844ng/ml when combined with two administrations of oral entacapone during eight hours of infusion. ND0612L achieved maximum daytime concentrations of 487ng/ml and 604ng/ml with adjunct dosing of oral entacapone.

Both ND0612H and ND0612L regimens maintained steady, therapeutic plasma concentrations of levodopa. Fluctuations in levodopa plasma levels were significantly reduced with ND0612 regimens in comparison to oral LD\CD. The primary pharmacokinetic endpoint of this study, the fluctuation index of levodopa (mixed measures repeated model (MMRM) analysis of Models root mean square estimate (MSE)), was significantly reduced with ND0612 regimens when compared to oral LD\CD (p < 0.0001). In addition, ND0612H and ND0612L administration achieved high levodopa plasma concentrations, irrespective of the dose of carbidopa provided.

The chart below presents the plasma levodopa concentrations obtained with ND0612H and ND0612L, with and without entacapone.

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

Current and future clinical trials with ND0612H and ND0612L

On April 10, 2012, we held a pre-IND meeting with the FDA. In this meeting, the FDA stated that ND0612L was eligible for the submission of a 505(b)(2) regulatory pathway application, which allows expedited regulatory development. See “Business Overview—Government Regulation—United States—Section 505(b)(2) NDAs.” The FDA also provided a clinical trials framework that would allow a 505(b)(2) submission for ND0612L based on two large efficacy studies. In November 2015, we initiated and held a Type C meeting with the FDA. As a result of this meeting, our development plan was modified and shortened. For the ND0612L program, the FDA agreed that the file submission of ND0612L will be based only on one pivotal efficacy study, and not two studies as originally planned. The pivotal study will be of the same design, treatment duration and patient number as originally planned, which aligns with our development plan for the EU. According to our agreement with the FDA, the safety follow up study of both ND0612H and ND0612L will include at least 100 patients treated for one year of whom at least half will receive the maximum dose. We intend to have similar discussions with the EMA about our product candidates in order to expedite the marketing approval process in Europe.

We have planned the following clinical trials:

Study	Estimated Start Date	Population Type	Design	No. Subjects	Primary Endpoint	Treatment Duration
Clinical Development of ND0612H
PK* Definitive Study	Second half of 2016	Healthy volunteers	PK*	20 – 40	Bioequivalence†	Less than one week
Pivotal Phase III	Second half 2016	PD** with at least 2.5 hours of “off” time per day and symptoms not being adequately controlled	DB***	80	Efficacy	16 weeks
Safety follow-up ††	First half 2016	PD** with motor complications	Open	100	Local safety	12 months
Clinical Development of ND0612L
Pivotal Phase III	Mid-2016	PD** with at least two hours of “off” time per day	DB***	200 – 240	Efficacy	12 weeks

*	“PK” stands for pharmacokinetic.
**	“PD” stands for patients suffering from Parkinson's disease.
***	“DB” stands for double-blind study.
†	PK similarity.
††	One safety study for both ND0612L and ND0612H

Ongoing Studies

We have initiated the pharmacokinetic study plan set forth below for ND0612H to support our EU regulatory file. In 2014 the EMA confirmed in a letter that it had agreed with our proposal to conduct pharmacokinetic similarity studies comparing ND0612H and Duodopa (using a nasal feeding tube) in healthy volunteers. If we are successful in such studies and the EMA accepts our pharmacokinetic study results as evidencing that ND0612H has similar pharmacokinetic properties to Duodopa, the EMA may be willing to accept a reduced clinical trial data package.

■ Pharmacokinetic Pilot Study — Europe.  We have initiated an open-label, pharmacokinetic Pilot Dose Finding study of up to 24 healthy volunteers. The primary endpoint is to define the bioequivalent dose of the LD/CD plasma concentrations of ND0612H compared to Duodopa. We expect results in the second quarter of 2016.

■ Phase II — ND0612H — United States, Europe and Israel.  We commenced, in late 2015, a multicenter, open-label, rater-blind Phase II study of approximately 36 patients, with Parkinson's disease, who experience at least 2.5 hours of “off” time per day and whose symptoms are not adequately controlled with oral medications. The primary endpoint is to assess the effect of two regimens of ND0612H on “off” time in comparison to standard LD/CD therapy (change from baseline). Patients are treated for four weeks and assessments related to their “off” time and dyskinesia will be provided.

Planned Studies

■Pharmacokinetic Bioequivalence Definitive Study — Europe. Upon completion of the ongoing pharmacokinetic pilot study described above, we plan to initiate an open-label, bioequivalence study of 20 to 40 healthy volunteers. We expect to commence the study in the second half of 2016. The purpose of the study is to compare the bioequivalence of ND0612H with that of Duodopa.

■Pivotal Phase III — ND0612H — United States, Europe and Israel. We plan to initiate a replacement Phase III multi-center, double-blind, double-dummy placebo-controlled randomized study of approximately 80 patients suffering from severe Parkinson's disease. Subjects must experience at least 2.5 hours of “off” time per day and their symptoms must not be adequately controlled with optimized medical therapy. We expect to commence this study during the second half of 2016. The purpose of this study is to assess the efficacy, safety, tolerability and pharmacokinetics of ND0612H versus standard oral treatment in patients suffering from severe Parkinson's disease. Subjects will be randomized in a 1:1 ratio of ND0612H to standard oral LD/CD administration with both groups titrated to an optimal state. Subjects will be treated for 16 weeks. The primary endpoint is the reduction of “off” time, while the secondary endpoint is troublesome dyskinesia. Exploratory endpoints are an assessment of the effect of ND0612H's continuous infusion on non-motor features.

■Pivotal Phase III — ND0612L — United States, Europe and Israel. We plan to initiate a multicenter, double-blind, placebo-controlled, Phase III study of 200 to 240 subjects with Parkinson's disease, who experience at least two hours of “off” time per day. We expect this study to commence in the mid-2016. The purpose of the study is to assess the efficacy, safety, tolerability and pharmacokinetics of one or two doses of ND0612L in patients suffering from moderate to severe Parkinson's disease. Subjects will be treated for 12 weeks. The primary endpoint is the reduction of “off” time. The co-secondary endpoints are the effect on dyskinesia and quality of life. Additional exploratory endpoints include non-motor functions.

■Safety Follow-up— ND0612H and ND0612L — United States, Europe and Israel. We plan to initiate a multicenter, open extension study of ND0612H and ND0612L, to follow approximately 100 patients in order to assess the long-term safety, particularly dermal safety, of continuous subcutaneous infusion of ND0612H and ND0612L. We expect these safety follow-up studies to commence in the first half of 2016.

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

Clinical trials of ND0701

■Pharmacokinetic Bioequivalence.  We plan to initiate an open-label, bioequivalence study of 18 healthy volunteers. The purpose of this study is to compare the pharmacokinetics of the continuous subcutaneous infusion of ND0701 with that of the commercial apomorphine. We anticipate that the treatment duration of this study will be from four to six days.

■U.S. Clinical Plan. We are evaluating the development of ND0701 in the United States under a 505(b)(2) development route and are currently designing our clinical and regulatory development for the United States.

Cognition and our ND0801 Product Candidate

We are also developing a product candidate, ND0801, to treat cognition disorders associated with CNS diseases, such as ADD/ADHD, Alzheimer's disease and schizophrenia. Cognition refers to mental processes and brain functions that involve one's ability to learn, understand and remember information; to organize, plan and problem-solve; to focus, maintain and shift attention; and to understand and use language. The therapeutic drugs most commonly used to treat the symptoms associated with ADD/ADHD are stimulants, such as Ritalin and Adderall, which have significant abuse and misuse potential because their use is associated with severe psychological or physical dependence. Non-stimulant drugs may also be prescribed to treat the symptoms associated with ADD/ADHD, although the significant side effects of such drugs, including fatigue, decreased appetite, sexual problems, palpitations, increased heart rate and high blood pressure, have limited their use.

To treat cognition disorders associated with CNS diseases, we are developing ND0801, a non-addictive combination of nicotine and opripramol. We are currently testing ND0801 to be administered via a transdermal patch for the treatment of ADD/ADHD, but we may consider treating other cognition disorders associated with Alzheimer's disease, schizophrenia or Parkinson's disease with this product candidate, as well. For ADD/ADHD, we believe our ND0801 drug candidate will eliminate the side effects associated with the current standard of care.

Preclinical studies and development

We have conducted preclinical studies to examine the effect of opipramol on nicotine addiction in animals. In one such study, we tested the effect of opripramol on the withdrawal symptoms associated with nicotine in animal models. This study consisted of eight separate groups with either six or seven subjects per group: group 1 received a saline solution for nine days and served as the control group; group 2 received nicotine for seven days; groups 3 and 4 received opripramol for ten days; groups 5 and 6 received opripramol and nicotine for seven days and just opripramol one day prior and one day after co-administration with nicotine; and groups 7 and 8 received nicotine for seven days and opripramol on the eighth day. Per our examination of the subjects following the end of nicotine administration, we determined that daily oral administration of opipramol with nicotine materially reduces the occurrence of nicotine withdrawal symptoms 23 – 24 hours after ceasing nicotine administration. In another preclinical study, we injected nicotine into rats, which produced a typical 1.5 degree reduction in the rats' body temperature. Following controlled, repeated injections, the effect of nicotine on the rats' body temperature was significantly reduced overtime. In contrast, repeated injections of a combination of nicotine and opipramol maintained nicotine's effect on body temperature.

Clinical trials

We are also conducting an open-label Phase IIa proof-of-concept study with 60 patients suffering from ADD/ADHD at two centers in Israel. The study is designed to examine the safety, tolerability and optimal therapeutic doses of ND0801, within the approved range, and evaluated the cognitive improvement in the subjects following treatment with escalating doses of ND0801 using standard cognition scale tests and computerized tests. Following the final results of the Phase IIa study, we will examine what specific cognition indications to pursue and develop a more detailed clinical plan for ND0801.

Research and Development

Our research and development strategy is centered on continuing the clinical development of our product candidates and developing additional formulations based on well-established drugs for high-value indications. Our research and development team, located at our facilities in Rehovot, Israel, consisted of 27 full-time employees as of December 31, 2015 and is supported by highly experienced consultants, comprised of our clinical guidance committee and scientific advisory board, in various research and development disciplines.

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

We received government grants (subject to the payment of royalties) as part of our research and development programs approved by OCS. By December 31, 2013, 2014 and 2015, we had received in the aggregate $1.5 million, $1.9 million and $2.8 million, respectively, from OCS for our research and development programs. Additionally, we receive funding for our clinical trials through private offerings, convertible loans and third-party grants.

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

We incurred approximately $2.6 million, $8.1 million and $12.8 million in research and development expenses, net, in the years ended December 31, 2013, 2014 and 2015, respectively. See “Item 5. Operating and Financial Review and Prospects—Components of Statement of Operations—Operating expenses—Research and development expenses.”

We engage third-party research organizations to conduct clinical tests and preclinical studies to support the efficacy and safety of our products and their ingredients and to extend and validate their benefits for human health. Preclinical studies allow us to substantiate the safety of our products and obtain preliminary indications of their pharmacological profile. As of December 31, 2015, third-party research organizations had conducted more than three preclinical studies, according to the principles of Good Laboratory Practices, or GLP, and more than six clinical studies, according to the principles of GCP, for our product candidates.

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

The active ingredients in our ND0612H and ND0612L are LD/CD, which are approved for use in several jurisdictions, including the United States and Europe. We currently acquire LD/CD for use in our clinical trials from accredited U.S. and European suppliers. We work with a reputable U.S. cGMP drug product manufacturer in order to ensure we have sufficient amounts of the drug product for our planned clinical trials and for marketing ND0612H and ND0612L if and when they are approved. In addition, we are in the process of qualifying and entering into a supply agreement with an additional EU cGMP manufacturer to serve as an alternative source for us.

Additionally, we engage Cane to provide the CRONO ND and CRONO Twin ND belt pump delivery devices for the administration of our Parkinson's disease product candidates on a purchase order basis. In July 2015, the FDA issued a warning letter to Cane requesting that it provide additional documentation pertaining to good manufacturing practices of the Quality System regulation. Until documentation is provided to the satisfaction of the FDA, Cane may not import devices into the United States. This does not preclude the sale or use of devices currently in the United States nor the importation of devices for investigational purposes if approved as part of an investigational study.

We have engaged several third-party suppliers to design and develop new medical devices related to the administration of our product candidates, specifically a second-generation patch pump delivery device. In order to continue enhancing our product candidates, we may participate in funding certain activities of such suppliers for the development of new medical devices, including such second-generation patch pump device for use with our ND0612L and ND0701 product candidates. While we have not entered into supply agreements with any of our medical device suppliers, we are in discussions with suppliers to establish long-term supply agreements.

The active ingredient in ND0701 is apomorphine, which is approved for continuous administration in the European Union and for acute administration for rescue purposes in the United States and the European Union. We currently acquire the apomorphine used in our clinical trials on a purchase order basis from a U.S.-based DMF holder. We entered into an agreement with an EU cGMP CMO for the manufacturing of the product candidate for future clinical studies and, upon marketing approval, commercial use.

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

Marketing, Sales and Distribution

A company-sponsored third-party market research report of 12 neurologists in the United States demonstrated that physicians perceive a significant unmet need for longer acting therapies aimed at better controlling motor fluctuations. The physicians expressed their belief that ND0612L and ND0612H would be very useful for patients with moderate and severe Parkinson’s disease, who need continuous dopaminergic stimulation to reduce off time or who have difficulties with motor fluctuations on their current oral regimen. Almost all physicians interviewed expect to use both ND0612H and ND0612L, if regulatory approval is obtained, instead of Duodopa or before referring patients to DBS.

We have also conducted third-party sponsored research in the United States, Germany, France, Italy and United Kingdom. In the United States, the majority of the 19 payers interviewed believed that our product candidates fulfill an unmet need for Parkinson’s patients and that ND0612H and ND0612L, if regulatory approval is obtained, would likely be covered by both public and private payers. Similarly, a report of 15 payers from Germany, France, United Kingdom and Italy concluded that the likelihood of access and reimbursement of ND0612H and ND0612L are high.

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

Our patents and patent applications underlying our product candidates cover specific compositions and methods of use of the active drug substances for the ND0612H, ND0612L, and ND0801 product candidate programs. For the ND0612H and ND0612L product candidate programs, we have 16 issued patents, including issued patents in the United States, Japan, South Africa, Canada, China, Chile, Russia and New Zealand, and have more than 35 pending patent applications worldwide, including four national phase international applications filed under the PCT. Absent patent-term extensions, these patents will expire between 2030 and 2031. Additional patent applications we have filed in this family, if approved, will expire in 2035. In addition, we have one pending international PCT application for the composition of ND0701. In relation to the composition and method of use related to ND0801, we have 7 issued patents, including issued patents in Australia, Canada, China, Mexico, Japan and the United States and have 8 pending patent applications worldwide pursuant to one national phase international application filed under the PCT. In relation to the composition and method of use related to ND0701, we have 10 pending patent applications worldwide. Such patents will expire between 2028 and 2031 absent patent-term extensions.

While our policy is to obtain patents by application, license or otherwise, to maintain trade secrets and to seek to operate without infringing on the intellectual property rights of third parties, technologies related to our business have been rapidly developing in recent years. Loss or invalidation of certain of our patents, or a finding of unenforceability or limited scope of certain of our intellectual property, could have a material adverse effect on us. Additionally, patent applications that we may file or license from third parties may not result in the issuance of patents, and our issued patents and any issued patents that we may receive in the future may be challenged, invalidated or circumvented. For example, we cannot predict the extent of claims that may be allowed or enforced upon our patents nor be certain of the priority of inventions covered by pending third-party patent applications. If third parties prepare and file patent applications that also claim technology or therapeutics to which we have rights, we may have to partake in proceedings to determine priority of invention, which could result in substantial costs to us, even if the eventual outcome is favorable to us. Moreover, because of the extensive time required for clinical development and regulatory review of a product we may develop, it is possible that, before any of our product candidates can be commercialized, related patents will have expired or will expire a short period following commercial launch, thereby reducing the advantage of such patent. Loss or invalidation of certain of our patents, or a finding of unenforceability or limited scope of certain of our intellectual property, could have a material adverse effect on us. See “ITEM 3.D Risk Factors—Risks Related to Our Intellectual Property—Our success depends in part on our ability to obtain and maintain protection for the intellectual property relating to or incorporated into our technology and products.”

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

Accordingly, our competitors may be more successful than we may be in obtaining FDA and other marketing approvals for drugs and achieving widespread market acceptance. Our competitors' drugs may be more effective, or more effectively marketed and sold, than any drug we may commercialize and may render our product candidates obsolete or non-competitive before we can recover the expenses of developing and commercializing the product.

Parkinson's Disease

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products, treatments or procedures that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any product that we may develop. Specifically, our product candidates may compete with products that attempt to decrease the sharp fluctuations and improve the bioavailability and short-life associated with orally administered LD/CD, such as Rytary, marketed by Impax Laboratories Inc. XenoPort, Inc., Intec Pharma Ltd., Synagile Corporation and Depomed, Inc. are developing oral LD/CD drugs that include a controlled release gastric retention attribute or intraoral in order to decrease the gastronomical tract's impact on the concentration of levodopa. If such products are approved and successfully improve the bioavailability of LD/CD or an alternative drug, the demand for our Parkinson's disease product candidates may be significantly reduced.

Companies may also develop products that address other aspects of Parkinson's disease, such as Acorda Therapeutics, Inc., which is developing a rescue, or on demand, levodopa product to address acute “off” episodes commonly associated with levodopa therapy, and Cynapsus Therapeutics, Inc., which is developing a sublingual apomorphine product to address acute “off” episodes. While such products would not directly compete with our Parkinson's' product candidates, as they address specific effects of Parkinson's disease, such treatment may reduce the demand of our Parkinson's disease product candidates.

Moreover, if one of our Parkinson's disease product candidates obtains approval in the future, we believe that we would compete with traditional surgery and existing drug treatments of Parkinson's disease, including the “gold standard” of treatment for the past 30 years, oral administration of levodopa. Additionally, we may directly compete with DBS and AbbVie Inc.'s product, Duodopa, a LD/CD drug solution that comes in a gel form and is approved in the United States and in several jurisdictions including Europe, Canada and Australia. Additionally, Duodopa, which marketed in the United States under the name Duopa, has received orphan drug status in the United States for the treatment of severe stage Parkinson's disease. Accordingly, we may not be permitted to market a product that competes with Duopa for such indications until the expiration of its orphan drug market exclusivity period, which will occur seven years after such approval.

In addition, if approved, our apomorphine-based product candidate, ND0701, would compete with commercial apomorphine and other non-LD/CD treatments. For example, in Europe Britannia Pharmaceuticals Limited (part of the STADA Arzneimittel AG group of companies) currently markets a Parkinson's disease therapy that administers apomorphine, Apo-Go, via a belt pump.

Based on our clinical trials, we believe that our Parkinson's disease product candidates will have a sustainable competitive advantage over non-surgical alternatives and a clear advantage over surgery. See “—Parkinson's Disease Product Candidates” above in this ITEM 4 for the results of our clinical trials.

Other Cognitive Disorders

Similarly, although we are in the clinical phase of ND0801 for the treatment of other cognitive disorders, such as ADD/ADHD, if ND0801 obtains approval in the future, we would compete with current treatments. For example, we are aware that a number of existing treatments for ADD/ADHD are currently on the market and are marketed by pharmaceutical companies that may be far larger and more experienced than us. Current competitor drugs to ND0801 for the treatment of ADD/ADHD include stimulants such as Ritalin and Adderall, as well as the non-stimulant drugs Strattera, Intuniv and Kapvay. Further, we recognize that patients and doctors are often unwilling to change medications, and this factor may make it difficult for ND0801 to penetrate the market, even if it receives FDA approval. However, based on our clinical trials, we believe that ND0801 will have a sustainable competitive advantage over the current alternatives, and at the very least offer an alternative mode of administration. See “—Cognition and our ND0801 Product Candidate” for the results of our clinical trials.

Government Regulation

Our business is subject to extensive government regulation. Regulation by governmental authorities in the United States, the European Union and other jurisdictions is a significant factor in the development, manufacture and marketing of our product candidates and in ongoing research and development activities. On April 10, 2012, we held a pre-IND meeting with the DNP. In this meeting, the DNP stated that ND0612L would be eligible for the submission of a 505(b)(2) regulatory pathway application, which allows expedited regulatory development with reduced clinical trials, see “—United States—Section 505(b)(2) NDAs.” The DNP also provided a clinical trials framework that would allow for a 505(b)(2) submission. We therefore seek to submit an NDA pursuant to section 505(b)(2) of the FDCA in the first half of 2017. On May 22, 2014, the EMA confirmed that our product candidate, ND0612H, was eligible for a European Union marketing authorization application via a centralized procedure, which allows ND0612H to be able to benefit from more streamlined access to the EU market.

United States

Review and Approval of Drug Products

In the United States, the FDA regulates drugs under the FDCA and related regulations and other laws. Drug products require the submission of a NDA and approval by the FDA prior to being marketed in the United States. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant to a variety of administrative or judicial sanctions, and enforcement actions brought by the FDA, the Department of Justice or other governmental entities. Possible sanctions may include the FDA's refusal to approve pending NDAs, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties.

The process required by the FDA prior to marketing and distributing a drug product in the United States generally involves the following:

■	completion of laboratory tests, animal studies and formulation studies in compliance with the FDA's GLP or GMP regulations, as applicable;

■	submission to the FDA of an IND, which must become effective before clinical trials may begin;

■	approval by an IRB at each clinical site before each trial may be initiated;

■	performance of adequate and well-controlled clinical trials in accordance with GCP to establish the safety and efficacy of the product for each indication;

■	preparation and submission to the FDA of a NDA or supplemental NDA;

■	satisfactory completion of an FDA advisory committee review, if applicable;

■	satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with cGMP requirements, and to assure that the facilities, methods and controls are adequate to preserve the product's identity, strength, quality and purity; and

■	payment of user fees and FDA review and approval of the NDA.

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

If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation, the product will be entitled to orphan product exclusivity. Orphan product exclusivity means that the FDA may not approve any other applications for the same product for the same indication for seven years, except in certain limited circumstances. Competitors may receive approval for different products for the indication for which the orphan product has exclusivity and may obtain approval for the same product but for a different indication. If a drug or drug product designated as an orphan product ultimately receives marketing approval for an indication broader than that designated in its orphan product application, it may not be entitled to exclusivity.

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

Specifically, in order for an ANDA to be approved, the FDA must find that the generic version is identical to the RLD with respect to the active ingredients, the route of administration, the dosage form, and the strength of the drug. At the same time, the FDA must also determine that the generic drug is “bioequivalent” to the innovator drug. Under the statute, a generic drug is bioequivalent to a RLD if “the rate and extent of absorption of the drug do not show a significant difference from the rate and extent of absorption of the listed drug. . . .”.

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

The legal name of our company is NeuroDerm Ltd. and we are organized under the laws of the State of Israel. We have one wholly-owned subsidiary: NeuroDerm, Inc. (Delaware, United States).

D.	Property, Plants and Equipment

We do not own any real property. We lease the office premises that we occupy in Rehovot, Israel from a private commercial property owner pursuant to the terms of a lease agreement that we entered into in February 2014 (which was amended in December 2015) and that has a term of four years. Our lease payments and monthly management fees total approximately $27,000 per month under the lease agreement. Such amounts are linked to the Israeli consumer price index of November 2013. We occupy an aggregate of approximately 1,158 square meters at this facility.

ITEM 4A.              Unresolved Staff Comments.

Not Applicable

ITEM 5.                Operating and Financial Review and Prospects.

The information contained in this section should be read in conjunction with our financial statements for the year ended December 31, 2015 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “ITEM 3.D Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

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

We were founded in 2003 and have achieved a number of significant milestones since then:

•	In 2007, we completed a round of financing, raising $2.5 million.
•	In 2009, we developed the technology underlying the drug reformulations that underpin our current Parkinson’s Disease product candidates.
•	In 2010, we were awarded a $1.0 million grant from the MJFF for our Phase I trial of ND0612L.

•	In 2012, we held pre-IND discussions with the Division of Neurology Products of the United States Food and Drug Administration, which resulted in a defined clinical pathway to accelerated marketing approval in the United States for ND0612L.

•	In 2013, we were awarded a $1.0 million grant from MJFF for our Phase II trial of ND0612L.

•	In 2014, we completed our initial public offering, pursuant to which we sold 4.5 million ordinary shares for net proceeds of $40.7 million.

•	In the fourth quarter of 2014, we completed our Phase II clinical study for ND0612L and our Phase IIa clinical trial for ND0612H and ND0612L in Israel.

•	In July 2015, we consummated a follow-on offering, pursuant to which we sold approximately 4.5 million ordinary shares for net proceeds of $71.9 million.

To date, we have financed our operations primarily with convertible loans, the issuance and sale of equity instruments and grants from MJFF and from the OCS.

Since our inception, we have incurred significant operating losses. Our net losses were $86.9 million, $29.9 million and $15.6 million for the years ended December 31, 2013, 2014 and 2015, respectively. As of December 31, 2015, we had an accumulated deficit of $148.2 million. We have not generated any revenue to date.

We expect to continue to incur significant expenses and net losses for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter. We anticipate that our expenses will increase substantially if and as we:

■ initiate and progress with Phase II, Phase III and bioequivalence studies of ND0612H;

■ initiate Pivotal  Phase III clinical trial of ND0612L to support an NDA submission to the FDA;

■ conduct a bioequivalence study of ND0701 in Europe;

■ conduct safety studies of our product candidates;

■ establish a sales, marketing and distribution infrastructure to commercialize any of our product candidates for which we may obtain marketing approval;

■ continue our research and preclinical and clinical development of ND0801;

■ fund the development and establishment of the large-scale, third-party production of the future delivery devices associated with our product candidates;

■ maintain, expand and protect our intellectual property portfolio;

■ hire additional operational, clinical, quality control and scientific personnel;

■ prepare for regulatory approval process;

■ add operational, financial and management information systems and personnel, including personnel to support our product development, any commercialization efforts and our transition to a public company;

■ acquire or in-license products and technologies; and

■ identify additional product candidates.

A.	Operating Results

Components of Statement of Operations

Revenue

Our ability to generate revenue will depend on receiving marketing authorization for, followed by successful commercialization of, our pipeline of product candidates.

Operating expenses

Research and development expenses

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect research and development costs to increase for the foreseeable future as our product candidates progress in clinical trials. See “ITEM 4. Information on the Company—B. Business Overview—Parkinson’s Disease Product Candidates” and “ITEM 4. Information on the Company—B. Business Overview—Cognition and our ND0801 Product Candidate.” We do not believe that it is possible at this time to accurately project total program-specific expenses to reach commercialization. There are numerous factors associated with the successful commercialization of any of our product candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. Additionally, future commercial and regulatory factors beyond our control will affect our clinical development programs and plans. As a result, our product development faces numerous uncertainties, including:

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

A change in the outcome of any of these variables could result in a significant change in the costs and timing associated with the development of our product candidates. See “Risk Factors—Risks Related to Our Business and Our Industry—If we experience delays in our clinical trials, our costs may increase and our business may be harmed.”

During the years ended December 31, 2013, 2014 and 2015, we incurred a total of $26.1 million in expenses for research and development, of which $2.6 million was funded by grants from MJFF and OCS. Our research and development expenses relate primarily to the development of our Parkinson’s disease product candidates and are charged to operating expenses as they are incurred. We expect research and development expenses to increase in absolute terms in the near term.

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

Michael J. Fox Foundation.    In 2013, we received approval for an 18-month, $1.0 million grant from MJFF, subject to achievement of milestones, for our Phase II clinical trial of ND0612L. Upon commercialization of ND0612L or a derivative product, we are obligated to pay MJFF royalties of 10% of the revenue received from the option, license, sale, transfer or use of ND0612L, its derivative product candidates or any new invention arising from the project or any product incorporating ND0612L and its derivatives after approval for marketing. We are obligated to pay a maximum of $2.0 million in such royalty payments to MJFF, after which no future royalty payment obligation will exist. During the year ended December 31, 2013, we received two installments of the grant totaling approximately $0.4 million. During the year ended December 31, 2014, we received the third and fourth installments of the grant totaling approximately $0.6 million. For additional information related to our MJFF grant, see “ITEM 4. Information on the Company—B. Business Overview—Research and Development.”

Office of the Chief Scientist.    We receive grants as part of our research and development programs approved by OCS. The requirements and restrictions for these grants are described in the R&D Law. Under the R&D Law, royalties of 3% to 4.5% on the revenues derived from sales of products or services developed in whole or in part using these OCS grants are payable by us to the Israeli government. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest, generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. As of December 31, 2013, 2014 and 2015, we had received in the aggregate $1.5 million, $1.9 million and $2.8 million, respectively, from OCS for our research and development programs. The amounts that we received during 2014 and 2015 included funding under two new grants for our research and development programs in an aggregate amount of approximately $0.7 million approved in 2014, and under one new grant for the research and development of ND0701 in an amount of approximately $1.0 million approved in 2015. Under applicable accounting rules, the grants from the OCS have been accounted for as an offset against the related research and development expenses in our financial statements. As a result, our research and development expenses are shown on our financial statements net of the OCS grants. Upon our generation of revenue, we intend to account for the royalties owed to the OCS as a liability.

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

Following our IPO, our general and administrative expenses have increased as a result of our incurring additional costs associated with being a public company in the United States.We expect general and administrative expenses to remain at relatively steady levels (subject to moderate increases as our business continues to grow).

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

The changes in fair value of embedded derivatives, changes in fair value of warrants and changes in fair value on a convertible loan designated at fair value through profit or loss are non-cash expenses related primarily to the changes in the value of the shares underlying our convertible loans and warrants from the date of issuance. The conversion feature and the prepayment feature of our convertible loans are considered to be embedded derivatives because their economic characteristics and risks are not closely related to the economic characteristics and risks of the host contract (the loan without the conversion feature and the prepayment feature). The issuance of certain convertible loans and warrants is initially recognized at fair value adjusted to defer the difference between the fair value at initial recognition and the transaction price (“Day 1 profit or loss”). Therefore, an unrecognized Day 1 Loss occurred on first recognition of these financial instruments. Unrecognized Day 1 profit or loss remains unrecognized until market inputs, principally – the value of the Company, become observable. In November 2014, following the IPO the Company’s value became observable and the Company recognized a Day 1 Loss of $23.3 million.

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

Taxes on income

The standard corporate tax rate in Israel was 25% for the 2013 tax year, was increased to 26.5% for 2014 and 2015, and was reduced once again to 25% for 2016 and thereafter.

To date, we have not generated taxable income due to our operating losses. We have Israeli carry forward tax losses totaling approximately $36 million as of December 31, 2015. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

Results of operations

The following table summarizes our results of operations for the periods presented:

	Years Ended December 31,
	2013	2014	2015
	(in thousands)
Operating expenses:
Research and development	$3,426	$8,992	$13,715
Participation in research and development	(808)	(927)	(908)
Research and development, net	2,618	8,065	12,807
General and administrative	628	5,316	5,163
Operating loss	3,246	13,381	17,970
Financial income	3	9,601	2,379
Financial expenses	83,650	26,084	18
Financial expenses (income), net	83,647	16,483	(2,361)
Net loss	86,893	29,864	15,609
Foreign currency translation differences	2,021	(1,420)	1,741
Total comprehensive loss	$88,914	$28,444	$17,350

Comparison of the Years Ended December 31, 2014 and 2015

Operating Expenses

Research and development expenses, net.

Research and development expenses, net, were $12.8 million for the year ended December 31, 2015 compared to $8.1 million for the year ended December 31, 2014. The increase was primarily due to an increase of $4.6 million in materials and subcontractors, mainly related to clinical studies and production costs related to our product candidates.

General and administrative

General and administrative expenses were $5.2 million for the year ended December 31, 2015 compared to $5.3 million for the year ended December 31, 2014. The decrease resulted mainly from a decrease of $0.4 million in professional services, mainly related to the completion of our IPO in 2014.

Financial income

Financial income was $2.4 million in the year ended December 31, 2015 compared to $9.6 million in the year ended December 31, 2014. The decrease primarily resulted from a decrease of $8.7 million in the fair value of a convertible loan designated at fair value through profit or loss, and converted to ordinary shares in 2014, which was partially offset by an increase in exchange differences on our cash balances in the amount of $0.9 million.

Financial expenses

Financial expenses decreased from $26.1 million for the year ended December 31, 2014 to a de minimis amount for the year ended December 31, 2015. In 2014, we had non-cash financial expenses in the amount of $26.0 million, related to the fair value of our convertible loans, embedded derivatives and financial instruments which were converted into ordinary shares prior to the Company’s initial public offering in the fourth quarter of 2014.

Comparison of Years Ended December 31, 2013 and 2014

Operating Expenses

Research and development expenses, net.

Research and development expenses, net, increased from $2.6 million for the year ended December 31, 2013 to $8.1 million for the year ended December 31, 2014, primarily due to an increase of $3 million in payroll and related expenses, mainly due to the allocation of equity based compensation, an increase of $2 million in materials and subcontractors and an increase of $0.3 million in professional services expenses. The increase in research and development expenses was primarily due to initiation and completion of our preclinical trials and Phase IIa trials in Israel.

General and administrative

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

Financial expenses

Financial expenses decreased from $83.6 million for the year ended December 31, 2013 to $26.1 million for the year ended December 31, 2014. The decrease was primarily due to a decrease of $46.2 million in the fair value of embedded derivatives in 2014 (such fair value was 33.4 million in 2013) which was offset by an increase of $0.6 million in the fair value expenses on warrants all resulting mainly from the increase in valuation of our loans until the day they were converted into shares and recogntion of Day 1 loss of $ 23.3 million. In October 2013 and August 2014, we entered into convertible loan agreements, resulting in financial expenses of $33.4 million and $16.5 million for the years ended December 31, 2013 and December 31, 2014, respectively, including financial (income) expenses of ($0.2) million and $1.8 million, respectively, relating to the change in fair value of warrants. All of the outstanding loans were converted upon the consummation of our IPO in November 2014.

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

Fair value of derivative instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. We use our judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. We used the Hybrid Method in 2013. The Hybrid Method is a hybrid between the Probability Weighted Expected Return Method and Option Pricing Method. As of November 14, 2014, the conversion date of the convertible notes that we issued pursuant to financing rounds in 2013 and 2014 (which we refer to as the 2013 Notes and 2014 Notes, respectively) and the exercise date for the warrants that we issued pursuant to financing rounds in 2011 and 2013 (which we refer to as the 2011 Warrants and 2013 Warrants, respectively), the fair value of the derivatives embedded in the loan agreement for the 2013 financing round (or the 2013 Loan Agreement) was measured in accordance with a contingent claim approach, and the fair values of the 2011 and 2013 Warrants and 2014 Notes were measured in accordance with the Company’s traded stock prices.

Issuances of convertible loans and warrants are initially recognized at fair value adjusted to defer the difference between the fair value at initial recognition and the transaction price ( which we refer to as Day 1 profit or loss). An unrecognized Day 1 loss occurred on first recognition of these financial instruments.

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

In November 2014, as a result of the IPO, the Company’s value became observable and the Company recognized the remaining Day 1 loss in an amount of $23.3 million.

The fair value of the derivatives embedded in the convertible loans and of the warrants in 2013 was measured in accordance with the Hybrid Method. As of November 14, 2014, the conversion date of the 2013 Notes, 2014 Notes and the exercise of the 2011 and 2013 Warrants, the fair value of the derivatives embedded in the 2013 Loan Agreement was measured in accordance with a contingent claim approach, and the fair values of the 2011 and 2013 Warrants and 2014 Note were measured in accordance with the Company’s traded stock prices. They both include the following parameters:

	December 31,	November 14,
	2013	2014
Risk-free interest rate	0.12% - 0.25%	0.47%
Total equity value	91,800,000 - $135,000,000	$169,600,000
Weighted average volatility	74.21%	71.78%

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

The determination of the grant date fair value of options using an option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of our share price over the expected term of the options, share option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

•	Fair Value of our Ordinary Shares. Prior to the consummation of our IPO, due to the absence of a trading market for our ordinary shares, the fair value of our ordinary shares for purposes of determining the exercise price for award grants was determined in good faith by our management and approved by our board of directors. In connection with preparing our financial statements, our management considered the fair value of our ordinary shares based on a number of objective and subjective factors consistent with the methodologies outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, referred to as the AICPA Practice Aid. We also considered independent third-party valuations. After November 14, 2014, the date our ordinary shares began trading on the NASDAQ, the grant date fair value of equity based awards is based on the closing price of our ordinary shares on NASDAQ on the date of grant and the fair value for all other purposes related to share-based awards is the closing price of our ordinary shares on NASDAQ on the relevant date.

•	Volatility. The expected share price volatility was based on historical volatilities of companies in comparable stages as well as companies in the industry. Each company’s historical volatility is weighted based on certain factors and combined to produce a single volatility factor used by the Company.

•	Expected Term. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The expected term is 3-5 years.

•	Risk-Free Rate. The risk-free rate is based on redemption yield rates of unlinked, fixed-rate U.S. treasury bonds with a maturity that coincides with the expected exercise date of the option.

•	Expected Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

From November 14, 2014, our ordinary shares are publicly traded, and therefore we currently base the value of options based on the market price of our ordinary shares.

Recent Accounting Pronouncements

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

International Financial Reporting Standard No. 16 “Leases” (hereafter - IFRS 16)

The standard requires lessees, with certain exceptions, to recognize a lease liability reflecting future lease payments and a "right of use asset" for lease contracts. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15, "Revenue from contracts with customers", is also applied. The Company is yet to asses IFRS 16's full impact.

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

Effective Corporate Tax Rate

We are subject to corporate taxes in various countries in which we operate. Generally, Israeli companies are subject to corporate tax on their taxable income. As of 2016, the corporate tax rate is 25% (in 2014 and 2015, the corporate tax rate was 26.5%). However, our effective corporate tax rate in Israel could be significantly lower, due to tax benefits for which we may become eligible, as described below.

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

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident company that was incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•	amortization over an eight-year period of the cost of purchased know-how and patents and rights to use a patent and know-how which are used for the development or advancement of the Industrial Enterprise, commencing in the year in which such rights were first exercised;

•	under limited conditions, an election to file tax returns together with Israeli Industrial Companies controlled by it; and

•	expenses related to a public offering are deductible in equal amounts over three years commencing in the year of the offering.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon the approval of any governmental authority.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

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

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% with respect to dividends to be distributed on or after January 1, 2014, subject to certain conditions, or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. Although, if subsequently distributed to individuals or a non-Israeli company, such dividends would be subject to withholding tax at source at a rate of 20% with respect to dividends to be distributed on or after January 1, 2014, subject to certain conditions, or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

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

Since our inception, we have financed our operations primarily through the issuance of equity securities, proceeds from convertible loans, grants from MJFF and government grants from the OCS. As of December 31, 2015 and 2014, we had $99.8 million and $43.2 million, respectively, of cash and cash equivalents and short-term bank deposits.

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

In November 2014, we closed our IPO, resulting in the sale of 4.5 million ordinary shares for net proceeds of approximately $40.7 million.

In July 2015, we consummated a follow-on offering, pursuant to which we sold approximately 4.5 million ordinary shares for net proceeds of approximately $71.9 million.

We believe that based on our current business plan and our existing cash and cash equivalents, we will have sufficient funds to meet our currently anticipated cash requirements through at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we may use our capital resources sooner than we currently expect.

In the years ended December 31, 2013, 2014 and 2015, we had capital expenditures of $7,000, $120,000 and $73,000, which consisted of investments in property, plant and equipment. We expect to spend approximately $520,000 during the year ending December 31, 2016 primarily related to research and development efforts. We may also invest in the development of next-generation medical devices for our product candidates or acquire complementary businesses or technologies. Our present and future funding requirements will depend on many factors, including, among other things:

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

For more information as to the risks associated with our future funding needs, see “ITEM 3.D Risk Factors—We may need substantial additional capital in the future, which may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our product candidates or intellectual property. If additional capital is not available, we may have to delay, reduce or cease operations.”

To the extent that existing cash and cash from operations is not sufficient to meet our needs, we may need to raise additional funding through debt and equity financing. Additional funds may not be available on favorable terms or at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of our drug candidate.

Cash flows

The following table summarizes our statement of cash flows for the periods presented.

	Year Ended December 31,
	2013	2014	2015
	(in thousands)
Net cash provided by (used in):
Operating activities	$(2,531)	$(7,980)	$(15,431)
Investing activities	$670	$(167)	$(15,092)
Financing activities	$3,200	$49,230	$72,024

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

Net cash used in operating activities was $15.4 million for the year ended December 31, 2015, compared to $8.0 million for the year ended December 31, 2014 and $2.5 million for the year ended December 31, 2013.

The increase in net cash used in operating activities in 2015 relative to 2014 was primarily due to a decrease of $1.9 million in working capital and a decrease of $19.8 million in non-cash items, which include depreciation, exchange differences of cash and cash equivalents, interest and exchange differences of convertible loans, fair value losses arising from embedded derivatives, warrants, share based compensation and recognition of Day 1 loss.

The increase in net cash used in operating activities in 2014 relative to 2013 was primarily due to a $0.5 million increase in working capital, which was offset by a $62.9 million decrease in non-cash items, which include depreciation, exchange differences of cash and cash equivalents, interest and exchange differences of convertible loans, fair value losses arising from embedded derivatives, warrants, share based compensation and recognition of Day 1 loss.

Net cash provided by (used in) investing activities

Net cash provided by (used in) investing activities was $(15.1) million for the year ended December 31, 2015, compared to $(0.2) million for the year ended December 31, 2014 and $0.7 million for the year ended December 31, 2013.

The increase in net cash used in investing activities in 2015 relative to 2014 was primarily due to a net investment in short-term bank deposits in the amount of $15.0 million. The decrease in net cash provided by investing activities in 2014 relative to 2013 was primarily attributable to a $0.7 million decrease in restricted bank deposits, net and a $0.2 million increase in purchase of property, plant and equipment in 2014.

Net cash provided by financing activities

Our financing activities have consisted of proceeds from convertible shareholders loans, exercise of warrants and from our IPO and follow-on offering.

Net cash provided by financing activities was $72.0 million for the year ended December 31, 2015, which represented an increase relative to the year ended December 31, 2014, during which financing activities provided $49.2 million in cash. The increase in 2015 was primarily attributable to the completion of our follow-on offering in July 2015, which raised a net proceeds of $71.9 million (after deducting underwriting discounts and commissions and offering expenses).

Net cash provided by financing activities was $49.2 million for the year ended December 31, 2014, which represented a significant increase relative to the year ended December 31, 2013, during which financing activities provided $3.2 million in cash. The significant increase in 2014 was attributable mainly to the completion of our IPO, which raised a net amount of approximately $40.7 million (after deducting underwriting discounts and commissions and offering expenses).

The table below summarizes our sources of financing for the periods presented.

Year Ended December 31,	Net convertible loans and warrants from shareholders	Participation by MJFF and OCS	Public offerings	Total
	(in thousands)
2013	$3,200	$536	—	$3,736
2014	$8,501	$1,018	$40,729	$50,248
2015	—	$837	$71,902	$72,739

We have no ongoing material financial commitments (such as lines of credit), other than leases, that we expect will affect our liquidity over the next five years.

C.	Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last three years pursuant to those programs, please see “ITEM 4. Information on the Company—B. Business Overview—Research and Development.”

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2015:

	Payments due by Period
Contractual Obligations as of December 31, 2015	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	(in thousands)
Medical Sites	$148	$-	$-	$-	$148
Purchase Commitments(1)	1,253	-	-	-	1,253
Operating Lease Obligations(2)	451	777	92	-	1,320
Total Contractual Obligations(3)	$1,852	$777	$92	$-	$2,721

(1)	Represents open purchase orders issued to certain suppliers and other vendors mainly in connection with our research and development activities that were outstanding as of December 31, 2015.

(2)	Operating lease obligations consist of payments pursuant to lease agreements for office and laboratory facilities, as well as lease agreements for vehicles, which generally run for a period of three years. In February 2014, we entered into a four-year agreement (which was amended in December 2015) for the lease of our new facilities. Commencing February 2016, lease payments and monthly management fees total approximately $27,000 per month. Such amounts are linked to the Israeli consumer price index of November 2013.

(3)	Does not include grants we received from the OCS and MJFF, pursuant to which we will owe royalties upon commercialization of our product candidates.

In connection with convertible loan financings that we entered into prior to our initial public offering (the principal amounts of which automatically converted into ordinary shares upon the consummation of our initial public offering), we agreed to bear the cost of tax payments to which the lenders may be subject upon the exercise of warrants issued thereto. All of such warrants had been exercised as of December 31, 2014, and we currently anticipate this amount to be approximately $1.0 million as of December 31, 2015

ITEM 6.               Directors, Senior Management and Employees.

A. Directors and Senior Management

As of the date of this annual report, our directors, senior management and key employees are as follows (the business address of each such person is our office address at Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, Israel):

Name	Age	Position
Executive officers*
Dr. Oded S. Lieberman	57	Chief Executive Officer and Director
Roy Golan	42	Chief Financial Officer
Dr. Sheila Oren	54	Vice President, Clinical and Regulatory Affairs
Dr. Oron Yacoby-Zeevi	55	Vice President, Research and Development
Dr. Sharon Cohen-Vered	49	Vice President Chemistry, Manufacturing and Controls & Quality Assurance
Eran Shor	46	Vice President, Devices
Dr. Revital Mandil-Levin	41	Head of Business Development

Directors
Robert Taub(4)	68	Chairman of the Board
Dr. Shmuel Cabilly(4)	74	Director
Larry Ellberger(1)(3)(4)	67	Director
Uwe Wascher(2)(4)	74	Director
Alla Felder(1)(2)(4)	42	External Director
Jonathan Kalman(1)(2)(3)(4)	58	External Director

*   Dr. Alon Yaar, formerly our Chief Operating Officer, retired from his position effective April 1, 2016, and as such is not listed.

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

Roy Golan has served as our Chief Financial Officer since August 2015. From January 2014 to August 2015, Mr. Golan served as our Vice President of Finance. Prior to joining us, from 2008 to 2012, Mr. Golan served as Chief Financial Officer of KCS Ltd., a software company that provides GRC solutions. From 2005 to 2008, Mr. Golan served as Vice President of Finance of GI View Ltd., a medical device start up that develops a screening solution for the colon. Prior to that, Mr. Golan served as a controller at NASDAQ listed On Track Innovations Ltd., a leading contactless smart card solution provider. Prior thereto, he served as a senior consultant at Pricewaterhouse Coopers LLP. Mr. Golan holds a BA degree in Business and Accounting from the Israeli College of Management and an LLM from Bar-Ilan University. Mr. Golan has been a licensed CPA since 2002.

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

Sharon Cohen-Vered has served as our Vice President Chemistry, Manufacturing and Controls & Quality Assurance since August 2015. She served as our Head of Chemistry, Manufacturing and Controls from August 2008 to August 2015. From 1993 to 2008, Dr. Cohen-Vered was employed at Teva Pharmaceuticals Ltd., where she served in various positions; most recently, she was the Head of Sterile Dosage Form Development. Dr. Cohen-Vered holds a BSc in chemical engineering and an MSc in biomedical engineering from the Technion — Israel Institute of Technology and a PhD in biochemistry from Tel Aviv University.

Eran Shor joined our company in February 2016 as our Vice President, Devices. Prior to joining our company, Mr. Shor was with PerfAction Technologies, where he led the development of a drug delivery device for the medical esthetic field as the COO (from September 2009 to June 2013) and then CEO (from July 2013 until February 2016). Before that, he served in several positions (most recently, as VP, R&D) at GI View, a medical device start-up that develops a self-propelled screening colonoscopy solution, from 2003 until September 2009. Mr. Shor holds a B.Sc. in Mechanical Engineering from Tel Aviv University.

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

Directors

Robert Taub has served as a member of our board of directors since July 2007 and as its Chairman since November 2013. From June 1995 to December 2008, Mr. Taub founded and served as President, Chief Executive Officer and a member of the board of directors of Omrix, a biopharmaceutical company that developed, manufactured and marketed biological products for the biosurgical and immunotherapy markets and which was acquired by Johnson & Johnson in 2008, following a listing on NASDAQ. Since 2009, Mr. Taub has served as Chairman and CEO of Nyxoah S.A., a company that he co-founded, which develops implants to treat sleep apnea, and a director of LifeBond, Ltd., a company that develops surgical sealants. In addition, Mr. Taub serves as a director on the board of several other unlisted companies in Belgium and France. Mr. Taub holds a BA in Languages from RUCA Antwerp University and an MBA from INSEAD (France).

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

Larry Ellberger has served as a member of our board of directors since March 2014. Since October 2009, Mr. Ellberger also serves as Chairman of the board of directors and has been a director of Celldex Therapeutics, Inc. since August 2003. He was a Founder of Healthcare Ventures Associates, Inc., a consulting firm for the pharmaceutical, biotechnology and medical device industries. He was Interim Chief Executive Officer of PDI, Inc., a diversified sales and marketing services provider to the biopharmaceutical, medical device and diagnostic industries. From 2000 to 2003, he was Senior Vice President of Powderject plc, where he also served as a director. Mr. Ellberger currently serves on the board of directors of The Jewish Children’s Museum. He was formerly Chairman of the board of Omrix until its acquisition by Johnson & Johnson in 2008. Mr. Ellberger holds a BA in Economics from Columbia College and a BSc in Chemical Engineering from Columbia School of Engineering.

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

B. Compensation

The aggregate compensation paid and equity-based compensation and other payments expensed by us to our directors (including both external directors and other directors) and executive officers with respect to the year ended December 31, 2015 was $5.0 million. This amount includes approximately $0.34 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of December 31, 2015, options to purchase 1,856,751 ordinary shares granted to our directors and executive officers were outstanding under our share option plans at a weighted average exercise price of $4.22 per share. We do not have any written agreements with any director providing for benefits upon the termination of such director’s relationship with our company.

Director Compensation

Under the Companies Law, the compensation of our directors (including reimbursement of expenses) requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting as described in this Item 6 under “—C. Board Practices—Approval of Related Party Transactions under Israeli Law—Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions.” Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply, as described below under “in this Item 6 under “—C. Board Practices— Approval of Related Party Transactions under Israeli Law—Disclosure of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions.”

Our external directors are entitled to cash fees on an annual and per meeting basis (in addition to reimbursement of expenses) in accordance with the provisions and limitations set forth in the regulations promulgated under the Companies Law.

Executive Officer Compensation

The table below outlines the compensation granted to our five most highly compensated senior office holders during or with respect to the year ended December 31, 2015, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive(1)
Name and Principal Position(2)	Base Salary ($)	Benefits and Perquisites ($)(3)	Variable compensation ($)(4)	Equity-Based Compensation ($)(5)	Total ($)

Dr. Oded S. Lieberman, Chief Executive Officer and Director	277,635	162,490	170,000	1,508,896	2,119,021
Dr. Oron Yacoby-Zeevi, Vice President, Research and Development	169,666	75,492	32,000	189,721	466,879
Dr. Sheila Oren, Vice President, Clinical and Regulatory Affairs	169,666	74,500	31,000	313,276	588,442
Roy Golan, Chief Financial Officer	154,242	78,157	64,000	504,887	801,286
Dr. Sharon Cohen-Vered, Vice President Chemistry, Manufacturing and Controls & Quality Assurance	114,139	59,612	27,000	134,412	335,163

(1)	All amounts reported in the table are in terms of cost to the Company, as recorded in the Company’s financial statements.

(2)	All current executive officers listed in the table are full-time employees or consultants of the Company. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2015.

(3)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with the Company’s guidelines.

(4)	Amounts reported in this column refer to commission, incentive and bonus payments that were recorded with respect to 2015.

(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2015 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in paragraph 8 of Note 12c to our audited financial statements, which are included in this annual report.

Option awards

On August 12, 2015, August 17, 2015 and October 29, 2015, our compensation committee, board of directors and shareholders, respectively, approved the grant of options to purchase 130,000 of our ordinary shares to Dr. Oded Lieberman, our chief executive officer, at an exercise price of $18.21. The exercise price was set based on the average closing price of our ordinary shares for the 30 trading days preceding the grant date by our board. These options were granted, in part, in acknowledgement of Dr. Lieberman’s instrumental role in our operational successes, including our achievement of certain recent milestones such as the consummation of our IPO and follow-on offering. The options will vest in 16 equal quarterly installments at the end of each quarterly period commencing on the grant date. Notwithstanding the foregoing vesting schedule, the entire option grant (that is, all 130,000 options) would become fully vested and exercisable as of immediately prior to, and conditional upon a “change of control,” as defined in the 2014 Plan and as discussed below.

Certain additional recently executive officers of our company also received option awards pursuant to the 2014 Plan during the year ended December 31, 2015, based on the approval of our compensation committee and board of directors in August 2015. These options were awarded as a special bonus in acknowledgement of their role in our follow-on offering in 2015.

2014 Incentive Compensation Plan

In October 2014, we adopted our 2014 Incentive Compensation Plan, or the 2014 Plan. The 2014 Plan provides for the grant of share options, share appreciation rights, restricted share awards, restricted share units, cash-based awards, other share-based awards and dividend equivalents to our company’s and our affiliates’ respective employees, non-employee directors and consultants. The reserved pool of shares under the 2014 Plan is the sum of (i) 400,000 shares; plus (ii) on January 1 of each calendar year during the term of the 2014 Plan a number of shares equal to the lesser of: (x) 575,000; (y) 2% of the total number of shares outstanding on December 31 of the immediately preceding calendar year and (z) an amount determined by our board of directors. From and after the effective date of the 2014 Plan, no further grants or awards shall be made under the 2007 Plan. Generally, shares that are forfeited, cancelled, terminated or expire unexercised, settled in cash in lieu of issuance of shares under the 2014 Plan or the 2007 Plan shall be available for issuance under new awards. Generally, any shares tendered or withheld to pay the exercise price, purchase price of an award, or any withholding taxes shall be available for issuance under new awards. Shares delivered pursuant to “substitute awards” (awards granted in assumption or substitution of awards granted by a company acquired by us) shall not reduce the shares available for issuance under the 2014 Plan. As of December 31, 2015, there were 289,760 ordinary shares issuable upon exercise of outstanding options under the 2014 Plan at a weighted average exercise price of $17.94 per share, of which 11,250 ordinary shares were issuable upon exercise of then-currently exercisable options.

As of March 15, 2016, there were 582,840 ordinary shares available for future grant under the 2014 Plan.

Subject to applicable law, the 2014 Plan is administered by our compensation committee which has full authority in all matters related to the discharge of its responsibilities and the exercise of its authority under the plan. Awards under the 2014 Plan may be granted until 10 years after the effective date of the 2014 Plan.

The terms of options granted under the 2014 Plan, including the exercise price, vesting provisions and the duration of an option, are determined by the compensation committee and set forth in an award agreement. Except as provided in the applicable award agreement, or in the discretion of the compensation committee, an option may be exercised only to the extent that it is then exercisable and shall terminate immediately upon a termination of service of the grantee.

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

In the event of any dividend (excluding any ordinary dividend) or other distribution, recapitalization, share split, reverse share split, reorganization, merger, consolidation, split-up, split-off, combination, repurchase or exchange of shares or similar event (including a change in control) that affects the ordinary shares, the compensation committee shall make any such adjustments in such manner as it may deem equitable, including any or all of the following: (i) adjusting the number of shares available for grant under the 2014 Plan, (ii) adjusting the terms of outstanding awards, (iii) providing for a substitution or assumption of awards and (iv) cancelling awards in exchange for a payment in cash. In the event of a change of control, each outstanding award shall be treated as the compensation committee determines, including, without limitation, (a) that each award be honored or assumed, or equivalent rights substituted therefor, by the new employer or (b) that all unvested awards will terminate upon the change in control. Notwithstanding the foregoing, in the event that it is determined that neither (a) nor (b) in the preceding sentence will apply, all awards will become fully vested.

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

As of December 31, 2015, there were 1,660,111 ordinary shares issuable upon exercise of outstanding options under the 2007 Plan at a weighted average exercise price of $1.73 per share, of which 886,751 ordinary shares were issuable upon exercise of then-currently exercisable options. We may not grant any new awards under the 2007 Plan. The 2007 Plan is administered by our board of directors or a committee designated by our board of directors, which determines, subject to Israeli law, the grantees of options, the terms of the options, including exercise prices, vesting schedules, acceleration of vesting, the type of option and the other matters necessary or desirable for, or incidental to the administration of the 2007 Plan The 2007 Plan provides for the issuance of options under various tax regimes including, without limitation, pursuant to Sections 102 and 3(i) of the Ordinance.

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

Under our articles, our board of directors must consist of at least four and not more than 12 directors, including at least two external directors required to be appointed under the Companies Law. Our board of directors currently consists of seven directors, including two external directors whose service commenced upon the listing of our ordinary shares on NASDAQ. The appointment of our external directors for a three-year term following our IPO was ratified at a meeting of our shareholders held in February 2015, as required under the Companies Law.

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

Our board of directors is divided among the three staggered classes of directors:

•	the Class I director is Uwe Wascher, and his term will expire at the annual general meeting of shareholders to be held in 2018;

•	the Class II directors are Shmuel Cabilly and Larry Ellberger, and their terms will expire at our annual meeting of shareholders to be held in 2016; and

•	the Class III directors are Robert Taub and Oded Lieberman, and their terms will expire at our annual meeting of shareholders to be held in 2017.

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

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. See “—External Directors.” In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is one.

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

The term “control” is defined in the Companies Law as the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder “holds” (within the meaning of the Companies Law) 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager (chief executive officer). With respect to certain matters, a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company.

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

Under the Companies Law, our audit committee is responsible for:

•	determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

•	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest) and establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest (see “—Approval of Related Party Transactions under Israeli Law”);

•	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto;

•	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

•	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

•	establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and needs to be brought for approval by a company’s shareholders, which approval requires a Special Approval for Compensation (as defined in “—Approval of Related Party Transactions under Israeli Law — Fiduciary Duties of Directors and Executive Officers”). Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that following non-approval of such policy by the shareholders, the compensation committee and the board of directors revisit the matter and determine that the adoption of the compensation policy is beneficial to the company. In accordance with the foregoing requirements, our board of directors and shareholders adopted our compensation policy on January 27, 2015 and February 23, 2015, respectively.

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

The compensation committee is responsible for (a) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by the shareholders) and (b) duties related to the compensation policy and to the compensation of a company’s office holders, including:

•	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of the continuation of an existing compensation policy must in any case occur every three years for a company such as ours);

•	recommending to the board of directors periodic updates to the compensation policy;

•	assessing implementation of the compensation policy;

•	determining whether to approve the terms of compensation of office holders that require such committee’s approval; and

•	determining whether the compensation terms of certain office holders need not be brought to the shareholders for approval.

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

Nominating and Governance Committee

Our nominating and governance committee consists of Larry Ellberger and Jonathan Kalman. Larry Ellberger serves as the Chairman of the nominating and governance committee. Our board of directors has adopted a nominating and governance committee charter that sets forth the responsibilities of the nominating and governance committee, which include:

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

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. In April 2015, Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, was appointed as our internal auditor.

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

D. Employees

The following table sets forth, as of the end of each of the last three financial years, the number of our employees, broken down by category of activity:

	As of December 31,
Area of Activity	2013	2014	2015
General and Administrative	3	6	9
Research and Development	10	15	27
Total	13	21	36

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

E. Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to “ITEM 6.B. Compensation—2014 Incentive Compensation Plan” and “ITEM 7.A. Major Shareholders.”

ITEM 7.              Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The following table sets forth information, as of March 15, 2016, concerning the beneficial ownership of our ordinary shares by (i) any person or entity who is known by us to own beneficially 5% or more of our outstanding shares, (ii) each of our directors and executive officers individually and (iii) all of our directors and executive officers as a group.

The percentage of shares beneficially owned is based on 21,609,787 ordinary shares that were outstanding as of March 15, 2016. Beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of March 15, 2016, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. We have also set forth below information known to us regarding any significant change in the percentage ownership of our ordinary shares by any major shareholders during the past three years.

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

	SHARES BENEFICIALLY OWNED
NAME OF BENEFICIAL OWNER	NUMBER	%
Principal Shareholders
Redmile Group, LLC (1)	1,589,261	7.4%
Scopia Capital Management LP and affiliates(2)	3,136,999	14.5%
Directors and Executive Officers
Oded S. Lieberman(3)	704,160	3.2%
Sheila Oren	*	*
Oron Yacoby-Zeevi	*	*
Roy Golan	*	*
Sharon Cohen-Vered	*	*
Revital Mandil-Levin	*	*
Shmuel Cabilly(4)	2,629,650	12.2%
Larry Ellberger	*	*
Robert Taub(5)	3,232,890	15.0%
Uwe Wascher(6)	3,006,370	13.9%
Alla Felder	*	*
Jonathan Kalman	*	*
All directors and executive officers as a group (13 persons)	9,981,320	43.9%

*	Represents beneficial ownership of less than 1% of our outstanding ordinary shares.

(1)	Based on a Schedule 13G filed by Redmile Group, LLC (“Redmile”) and Jeremy C. Green on February 16, 2016, each such reporting person has sole voting and sole dispositive power over the shares reported in the table above. These ordinary shares are owned by certain investment limited partnerships, pooled investment vehicle(s), separately managed accounts, etc. for which Redmile serves as the general partner and/or investment manager. Jeremy Green, as the majority managing member and owner of Redmile, may be deemed to beneficially own securities owned by such investment limited partnerships, pooled investment vehicle(s), separately managed accounts, etc. The principal business address of each of Redmile and Mr. Green is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129.

(2)	Based on Amendment No. 1 to Schedule 13G, filed by Scopia Capital Management LP, Scopia Windmill Fund LP, Scopia Health Care International Master Fund LP, Matthew Sirovich and Jeremy Mindich on January 20, 2016, Scopia Capital Management LP and Matthew Sirovich have shared voting and dispositive power over 3,136,999 ordinary shares, Scopia Windmill Fund LP has shared voting and dispositive power over 1,876,411 ordinary shares, and Scopia Health Care International Master Fund LP has shared voting and dispositive power over 1,092,198 ordinary shares reported in the table above. Scopia Capital Management LP is an investment adviser. Matthew Sirovich and Jeremy Mindich are control persons of Scopia Capital Management LP. The principal business address of each reporting person is 152 West 57th Street, 33rd Floor, New York, NY 10019.

(3)	Includes ordinary shares issuable upon exercise of outstanding options.

(4)	Based on a Schedule 13G filed by Shmuel Cabilly on February 17, 2015. The principal business office of Shmuel Cabilly is 13 Em Kol Hai Street, Gedera, Israel.

(5)	Based on a Schedule 13G filed by Robert Taub on February 17, 2015, includes 2,934,640 ordinary shares over which Mr. Taub has sole voting and dispositive power and 298,250 ordinary shares held by MINV SA (a company in which Mr. Taub owns over 99.9% of the outstanding shares) over which Mr. Taub has shared voting and dispositive power. The principal business office of Mr. Taub is c/o NeuroDerm Ltd., Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, Israel.

(6)	Based on a Schedule 13G/A filed by Uwe Wascher on February 17, 2016. The principal business office of Uwe Wascher is c/o NeuroDerm Ltd., Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, Israel.

Recent Significant Changes in the Percentage Ownership of Major Shareholders

In connection with our IPO in November 2014, certain of our major shareholders acquired additional ordinary shares. Shmuel Cabilly acquired (1) an aggregate of 120,320 ordinary shares through the exercise of certain outstanding warrants previously issued to him; (2) an aggregate of 268,080 ordinary shares upon the conversion of senior convertible promissory notes previously issued to him previous financings; and (3) 236,850 ordinary shares via his participation as an investor in our IPO. Robert Taub acquired (1) an aggregate of 87,680 ordinary shares via the exercise of outstanding warrants previously issued to him; (2) an aggregate of 280,800 ordinary shares upon the conversion of senior convertible promissory notes that had been issued to him in previous financings; and (3) 298,250 ordinary shares via his participation as an investor in our IPO.Uwe Wascher acquired (1) an aggregate of 87,520 ordinary shares via the exercise of outstanding warrants; (2) an aggregate of 276,640 ordinary shares upon the conversion of senior convertible promissory notes that had been issued to him in previous financing; and (3) 276,050 ordinary shares via his participation as an investor in our IPO.

The beneficial ownership of each of our major shareholders who are described above was reduced, on a percentage basis, as a result of our issuance of an aggregate of 4,524,698 ordinary shares pursuant to our follow-on offering in July 2015. As a result of that reduction, Jürgen Hambrecht is no longer a beneficial holder of 5% of our outstanding shares and therefore no longer appears in the above beneficial ownership table.

On November 17, 2015, Scopia Capital Management LP and its affiliates filed a Schedule 13G with the SEC stating that it beneficially owned 2,200,918 ordinary shares, or 10.2% of our issued and outstanding ordinary shares. On January 20, 2016, Scopia Capital Management LP and its affiliates filed a Schedule 13G/A with the SEC stating that, it beneficially owned 3,136,999 ordinary shares, representing 14.5% of our issued and outstanding ordinary shares.

On February 16, 2016, Redmile Group, LLC filed a Schedule 13G with the SEC stating that it beneficially owned 1,589,261 ordinary shares, or 7.4% of our issued and outstanding ordinary shares.

On March 7, 2016, Capital Point Ltd. filed a Schedule 13G/A with the SEC stating it beneficially owned 787,312 ordinary shares, or 3.7% of our issued and outstanding ordinary shares. As such, Capital Point Ltd. is no longer considered a major shareholder.

Record Holders

As of March 15, 2016, we had one holder of record of our ordinary shares resident in the United States, consisting of Cede & Co., the nominee of The Depository Trust Company. This shareholder held 13,345,307 ordinary shares, representing 61.76% of the outstanding ordinary shares as of March 15, 2016. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

B.	Related Party Transactions

The following is a description of material transactions, or series of related material transactions, since January 1, 2015, to which we were or will be a party and in which the other parties included or will include our directors, executive officers, holders of more than 10% of our voting securities or any member of the immediate family of any of the foregoing persons.

Investors’ Rights Agreement

See “ITEM 10.C Material Contracts—Investors’ Rights Agreement” below.

Agreements and Arrangements with, and Compensation of, Directors and Executive Officers

See “ITEM 10.C Material Contracts—Agreements and Arrangements with Directors and Executive Officers.”

Option Award Agreements

See ITEM 6.B. Compensation

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

Dividend Distribution Policy

We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. See “ITEM 3.D—Risk Factors—Risks Related to Our Ordinary Shares—We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future” and “ITEM 10.B—Articles of Association—Dividend and Liquidation Rights” for an explanation concerning the payment of dividends under Israeli law.

B.	Significant Changes

Since the date of our financial statements included in this annual report, there has not been a significant change in our company other than as described elsewhere in this annual report.

ITEM 9.	The Offer and Listing.

A.	Listing details

Our ordinary shares have been listed on the NASDAQ Global Market under the symbol “NDRM” since November 14, 2014. Prior to that date, there was no public trading market for our ordinary shares. Our IPO was priced at $10.00 per share on November 14, 2014. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on NASDAQ:

	High	Low
Annual (since IPO):
2016 (through March 15, 2016)	$17.72	$11.76
2015	$26.50	$9.11
2014 (beginning November 14, 2014)	$19.07	$5.67

Quarterly (since IPO):
2016:
First Quarter 2016 (through March 15, 2016)	$17.72	$11.76

2015:
Fourth Quarter 2015	$23.34	$15.62
Third Quarter 2015	$26.50	$13.42
Second Quarter 2015	$17.49	$11.38
First Quarter 2015	$16.75	$9.11

2014:
Fourth Quarter 2014 (beginning November 14, 2014)	$19.07	$5.67

Most Recent Six Months:
March 2016 (through March 15, 2016)	$13.89	$11.93
February 2016	$13.92	$11.76
January 2016	$17.72	$12.01
December 2015	$20.52	$15.79
November 2015	$21.50	$15.62
October 2015	$23.34	$18.18
September 2015	$26.40	$18.55

B.	Plan of Distribution

Not applicable.

C.	Markets

See “—Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Articles of Association

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

Under our articles, our board of directors must consist of not less than four but no more than 12 directors, not including two external directors as required by the Companies Law. Pursuant to our articles, other than the external directors, for whom special election requirements apply under the Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares, participating and voting at the relevant meeting. In addition, our directors, other than the external directors, are divided into three classes that are each elected at a general meeting of our shareholders every three years, in a staggered fashion (such that one class is elected each year), and each of such directors will serve on our board of directors until the annual general meeting of our shareholders for the year in which his or her term expires, unless they are removed by a vote of 66 2/3% of the voting power of our shareholders at a general or special meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles. In addition, our articles allow our board of directors to appoint directors to fill vacancies on the board of directors to serve for a term of office equal to the remaining period of the term of office of the directors(s) whose office(s) have been vacated. External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Companies Law. See “ITEM 6.C Board Practices—External Directors.”

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

Registration Rights

For a discussion of registration rights that we granted to certain of our existing shareholders prior to our IPO, please see “ITEM 10.C Material Contracts— Investors’ Rights Agreement” below.

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

Underwriting Agreements for IPO and Follow-On Offering

We entered into underwriting agreements, dated November 13, 2014, with Jefferies LLC, and dated July 15, 2015, with Jefferies LLC and Cowen and Company LLC, as representatives of the underwriters for our IPO and follow-on offering, respectively, with respect to the ordinary shares sold in our November 2014 IPO and July 2015 follow-on offering, respectively. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

Investors’ Rights Agreement

We are party to an amended and restated investors’ rights agreement, dated August 14, 2014. Under that agreement, holders of approximately 8.1 million of our ordinary shares are entitled to request that we register the resale of their ordinary shares under the Securities Act, subject to cutback for marketing reasons and certain other conditions. Those shareholders are also entitled to “piggyback” registration rights, which are also subject to cutback for marketing reasons and certain other conditions. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration, except for shares held by our shareholders who are affiliates. Any sales of securities by these shareholders could have a material adverse effect on the trading price of our ordinary shares.

Lease Agreement for Headquarters

We lease the office premises that we occupy at Rabin Science Park in Rehovot, Israel from a private commercial property owner pursuant to the terms of a four year lease agreement that we entered into in February 2014 (which was amended in December 2015). For a description of the terms of this agreement, please see “ITEM 4. Information on the Company—D. Property, Plants and Equipment” above.

Agreements and Arrangements with Directors and Executive Officers

Employment agreements

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

Indemnification agreements

Our articles permit us to exculpate, indemnify and insure each of our directors and office holders to the fullest extent permitted by the Companies Law. Immediately prior to the closing of the IPO (in November 2014), we entered into indemnification agreements with each of our directors and executive officers, undertaking to indemnify them to the fullest extent permitted by the Companies Law, including with respect to liabilities resulting from a public offering of our shares, to the extent that these liabilities are not covered by insurance. We have also obtained Directors and Officers insurance for each of our executive officers and directors. For further information, see “ITEM 10 Management—Exculpation, Insurance and Indemnification of Directors and Officers.”

Equity plans

For information regarding plans under which our directors and executive officers are eligible for grants of equity awards, please refer to “ITEM 6.B. Compensation—2014 Incentive Compensation Plan” and “ITEM 6.B. Compensation—2007 Share Option Plan.”

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

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the seller's country of residence provides otherwise. Capital gain is generally subject to tax at the corporate tax rate (26.5% in 2015 and 25% in 2016 and thereafter), if generated by a company, or at the rate of 25% if generated by an individual, or 30% in the case of sale of shares by a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company's “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive proceeds upon liquidation and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48% for an individual in 2015).

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends.

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli withholding tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless relief is provided in a treaty between Israel and the shareholder's country of residence (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). With respect to a person who is a Substantial Shareholder at the time of receiving the dividend or at any time during the preceding 12 months, subject to the terms of an applicable tax treaty, the applicable withholding tax rate is 30%, unless such Substantial Shareholder holds such shares through a nominee company, in which case the rate is 25%. If the dividend is distributed from income attributed to a Preferred Enterprise, the applicable withholding tax rate is 20%, subject to certain conditions, unless a reduced rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). If the dividend is attributable partly to income derived from a Preferred Enterprise, and partly from other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income.

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

We cannot assure you that in the event we declare a dividend we will designate the income that we may distribute in a way that will reduce shareholders’ tax liability.

Estate and Gift Tax.

Israeli law presently does not impose estate or gift taxes.

Excess Tax.

Beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 810,720 (in 2015) which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

U.S. Federal Income Taxation

The following is a description of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax consequences to holders that hold our ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

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

Moreover, this description does not address the United States federal estate, gift, alternative minimum tax or net investment income tax consequences, or any state, local or non-U.S. tax consequences, of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. Each of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained.

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

Based on certain estimates of our gross income and gross assets and the nature of our business, we may be classified as a passive foreign investment company, or a PFIC, for the taxable year ending December 31, 2015. Our classification as a PFIC may result in material adverse consequences for you if you are a U.S. taxable investor. See “—Passive Foreign Investment Company Considerations.”

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

•	at least 75% of its gross income is “passive income”; or;

•	at least 50% of the average quarterly value of its gross assets (which, in our case, may be determined in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of passive income;

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, our ordinary shares generally will continue to be treated as shares in a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above (including if we are not classified as a PFIC for the taxable year ending December 31, 2016).

Based on certain estimates of our gross income and gross assets and the nature of our business, we believe that we were classified as a PFIC for the taxable year ended December 31, 2015, and furthermore expect to be classified, and you should assume that we will be classified, as a PFIC for the taxable year ending December 31, 2016. Because PFIC status must be determined annually based on tests which are factual in nature, our PFIC status in future years will depend on our income, assets and activities in those years. There can be no assurance that we will not be considered a PFIC for any taxable year and we do not intend to make a determination of our or any of our future subsidiaries’ PFIC status in the future. A U.S. Holder may be able to mitigate some of the adverse U.S. federal income tax consequences described below with respect to owning our ordinary shares if we are classified as a PFIC, provided that such U.S. Holder is eligible to make, and successfully makes, either a “mark-to-market” election or a qualified electing fund election described below for the taxable year in which its holding period begins.

If we were a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime, which we refer to as the Excess Distribution Regime, will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of our ordinary shares. Under the Excess Distribution Regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest change discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. Certain elections may be available that would result in an alternative treatment of our ordinary shares. If we are determined to be a PFIC, the Excess Distribution Regime described in this paragraph would also apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any future subsidiary of ours that also may be determined to be PFICs.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, then in lieu of being subject to the tax and interest charge rules discussed above, a U.S. Holder may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such ordinary shares are “regularly traded” on a “qualified exchange.” In general, our ordinary shares will be treated as “regularly traded” for a given calendar year if more than a de minimis quantity of our ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year. Although the IRS has not published any authority identifying specific exchanges that may constitute “qualified exchanges,” Treasury Regulations provide that a qualified exchange is (a) a United States securities exchange that is registered with the SEC, (b) the United States market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a non-U.S. securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such non-U.S. exchange has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly, market, and to protect investors; and the laws of the country in which such non-U.S. exchange is located and the rules of such non-U.S. exchange ensure that such requirements are actually enforced and (ii) the rules of such non-U.S. exchange effectively promote active trading of listed stocks. Our ordinary shares have been approved for listing on the NASDAQ Global Market, which is a United States securities exchange that is registered with the SEC. However, no assurance can be given that our ordinary shares will meet the requirements to be treated as “regularly traded” for purposes of the mark-to-market election. In addition, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the Excess Distribution Regime with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including stock in any future subsidiary of ours that is treated as a PFIC.

If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC with respect to such U.S. Holder, such U.S. Holder will include as ordinary income the excess of the fair market value of such U.S. Holder’s ordinary shares at the end of the year over such U.S. Holder’s adjusted tax basis in our ordinary shares. Such U.S. Holder will be entitled to deduct as an ordinary loss in each such year the excess of such U.S. Holder’s adjusted tax basis in our ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder will not mark-to-market gain or loss for any taxable year in which we are not classified as a PFIC. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC, any gain such U.S. Holder recognizes upon the sale or other disposition of such U.S. Holder’s ordinary shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

A U.S. Holder’s adjusted tax basis in our ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisers about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

Where a company that is a PFIC meets certain reporting requirements, a U.S. Holder can avoid certain adverse PFIC consequences described above by making a “qualified electing fund,” or QEF, election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. Generally, a QEF election should be made on or before the due date for filing a U.S. Holder’s federal income tax return for the first taxable year in which it held our ordinary shares. If a timely QEF election is made, an electing U.S. Holder of our ordinary shares will be required to include in its ordinary income such U.S. Holder’s pro rata share of our ordinary earnings and to include in its long-term capital gain income such U.S. Holder’s pro rata share of our net capital gain, whether or not distributed. Under Section 1293 of the Code, a U.S. Holder’s pro rata share of our ordinary income and net capital gain is the amount which would have been distributed with respect to such U.S. Holder’s ordinary shares if, on each day during our taxable year, we had distributed to each holder of our ordinary shares a pro rata share of that day’s ratable share of our ordinary earnings and net capital gain for such year. In certain cases in which a QEF does not distribute all of its earnings in a taxable year, its U.S. Holders may also be permitted to elect to defer payment of some or all of the taxes on the QEF’s undistributed income but will then be subject to an interest charge on the deferred amount.

We intend to provide, upon request, all information that a U.S. Holder making a QEF election is required to obtain for U.S. federal income tax purposes (e.g., the U.S. Holder’s pro rata share of ordinary income and net capital gain), and intend to provide, upon request, a “PFIC Annual Information Statement” as described in Treasury Regulation section 1.1295-1 (or in any successor IRS release or Treasury regulation), including all representations and statements required by such statement. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

If a U.S. Holder owns our ordinary shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 with respect to us, generally with the U.S. Holder’s federal income tax return for that year.

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

Although, as discussed above, dividends that we pay to a U.S. Holder will generally be treated as foreign source income, for periods in which we are a “United States-owned foreign corporation,” a portion of dividends paid by us may be treated as U.S. source income solely for purposes of the foreign tax credit. We would be treated as a United States-owned foreign corporation if 50% or more of the total value or total voting power of our stock is owned, directly, indirectly or by attribution, by United States persons. To the extent any portion of our dividends is treated as U.S. source income pursuant to this rule, the ability of a U.S. Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. A U.S. Holder entitled to benefits under the United States-Israel Tax Treaty may, however, elect to treat any dividends as foreign source income for foreign tax credit purposes if the dividend income is separated from other income items for purposes of calculating the U.S. Holder’s foreign tax credit. U.S. Holders should consult their own tax advisors about the impact of, and any exception available to, the special sourcing rule described in this paragraph, and the desirability of making, and the method of making, such an election.

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

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion above under “—Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, you generally will recognize an amount of gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. The initial tax basis in an ordinary share generally will equal the U.S. dollar cost of such ordinary share. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares generally will be eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

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

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements may apply to certain payments to certain holders of our ordinary shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a U.S. payor or U.S. middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a U.S. person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a U.S. payor or U.S. middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

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

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

F.	Dividends and Paying Agents.

Not applicable.

G.	Statement by Experts.

Not applicable.

H.	Documents on Display

 We are currently subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligations of these requirements by filing reports with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC, within 120 days after the end of each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also intend to furnish to the SEC reports on Form 6-K containing quarterly unaudited financial information.

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

Foreign Currency Exchange Risk

Through December 31, 2015, our functional currency was the shekel, while our presentation currency was and remains the U.S. dollar. Even after we have transitioned to the U.S. dollar as our functional currency effective as of January 1, 2016, we continue to pay a significant portion of our expenses in shekels. As a result, the impact on our operating expenses of a change in the exchange rate between those two currencies impacts our total comprehensive loss as reported in U.S. dollars. We also make payments to service providers and invest in currencies other than in shekels. Our operating expenses in U.S. dollars accounted for 6%, 16% and 38% of our operating expenses in the years ended December 31, 2013, 2014 and 2015, respectively. See “ITEM 3.D Risk Factors—Risks Related to Our Management and Employees—Our results of operations may be adversely affected by fluctuations in currency exchange rates and we may not adequately hedge against them.”

To the extent the U.S. dollar weakens against the shekel, we will experience a negative impact on our operating expenses. A devaluation of the shekel in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses or payables that are payable in shekels, unless those expenses or payables are linked to the U.S. dollar. Conversely, any increase in the value of the shekel in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our unlinked shekel expenses, which would have a negative impact on our operating expenses. In 2014 and 2015, the U.S. dollar increased relative to the value of the shekel by 12.0% and 0.3%, respectively, relative to the prior year, eclipsing the 0.5% rate of inflation in Israel in 2014 and compounding the negative rate of inflation (-1.0%) in Israel in 2015, thereby reducing the U.S. dollar cost of our shekel denominated expenses. In 2013, the U.S. dollar depreciated relative to the shekel by 7.0%, which was compounded by inflation in Israel at a rate of 1.9%.

Because exchange rates between the shekel and the U.S. dollar (as well as between the shekel and other currencies) fluctuate continuously, such fluctuations have an impact on our results and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our financial statements of comprehensive losses.

The following table presents information about the changes in the exchange rates of the U.S. dollar against the shekel:

Period	Change in exchange rate of U.S. dollar against the shekel (%)
2015	0.3%
2014	12.0%
2013	(7.0)%

A 10% increase (decrease) in the value of the U.S. dollar against the NIS would have increased (decreased) our operating loss by 3.4% in 2015.

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

From the effective date of the registration statement and until December 31, 2015, we have used existing cash and the net proceeds from the offering, in the amount of approximately $14 million.

Our use of the net proceeds thus far, as well as our current estimate as to our further use of the net proceeds, are as follows:

·	approximately $34 million, in the aggregate, with respect to our ND0612L product candidate and our ND0612H product candidate, of which we have approximately $22 million, still outstanding, as of December 31, 2015; and

·	approximately $1 million to $2 million to advance the development of our other product candidates, of which we have approximately $0.5 million still outstanding, as of December 31, 2015.

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

(a) Disclosure Controls and Procedures

Our management evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2015. Based on such evaluation, our principal executive officer and principal financial officer concluded that, as of December 31, 2015, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s annual report on internal control over financial reporting

Our management, under the supervision of our principal executive officer and principal financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this annual report. Based on such assessment, management has concluded that, as of December 31, 2015, our internal control over financial reporting was effectiveto provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

(c) Attestation report of the independent registered public accounting firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting because the JOBS Act provides an exemption from such requirement, as we qualify as an emerging growth company.

(d) Changes in Internal Control Over Financial Reporting

During the period covered by this report, no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) have occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

We have adopted a code of ethics and business conduct applicable to our executive officers, directors and all other employees. A copy of the code is delivered to every employee of our company, and is available to investors and others on our website at http://ir.neuroderm.com/ or by contacting our investor relations department. Under Item 16B of Form 20-F, if a waiver or amendment of the code of ethics and business conduct applies to our principal executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a Form 6-K. No such amendment was adopted, nor waiver provided, by us during the fiscal year ended December 31, 2015.

ITEM 16C.	Principal Accountant Fees and Services.

We paid the following fees for professional services rendered by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, for the years ended December 31, 2014 and 2015:

(in thousands)	2014	2015
Audit Fees	$206	$200

“Audit fees” are the aggregate fees billed for services that would normally be provided in connection with statutory and regulatory filing or engagements, including services that generally only the independent accountant can reasonably provide, and includes audit services in connection with our IPO (in the case of 2014) and our follow-on offering (in the case of 2015).

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

ITEM 16H.	Mine Safety Disclosure.

Not applicable.

PART III

ITEM 17.	Financial Statements.

Not applicable.

ITEM 18.	Financial Statements.

See pages F-2 through F-38 of this annual report.

ITEM 19.	Exhibits.

See exhibit index incorporated herein by reference.

NEURODERM LTD.

2015 FINANCIAL STATEMENTS

_______________________

_______________________________

_______________________

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

NEURODERM LTD.

In our opinion, the accompanying statements of financial position and the related statements of comprehensive loss, changes in shareholders’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of Neuroderm Ltd. at December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management and Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and Board of Directors, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 29, 2016	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel,

P.O Box 50005 Tel-Aviv 6150001 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

F-2

NEURODERM LTD.

STATEMENTS OF FINANCIAL POSITION

(U.S. dollars in thousands, except share and per share data)

		December 31,
	Note	2014	2015
Assets:
Current Assets:
Cash and cash equivalents	5	$43,238	$84,735
Short-term bank deposits		-	15,103
Prepaid expenses and receivables	6	506	625
		43,744	100,463
Non-Current Assets:
Restricted bank deposit	10c	50	104
Long-term prepaid expenses		-	149
Property, plant and equipment, net	7	120	152
		170	405
Total Assets		$43,914	$100,868

NEURODERM LTD.

STATEMENTS OF FINANCIAL POSITION

(U.S. dollars in thousands, except share and per share data)

		December 31,
	Note	2014	2015
Liabilities and Shareholders’ Equity:

Liabilities:

Current Liabilities:
Accounts payable:
Trade	8a	$54	$592
Other	8b	3,354	3,176
		3,408	3,768
Shareholders payable	9(a)5	1,037	44
		4,445	3,812
Commitments, Contingent Liabilities and Pledges	10

Shareholders’ Equity:	12
Share capital:
Ordinary Shares, NIS 0.01 par value – authorized – 160,000,000 shares at December 31, 2014 and 2015, issued and outstanding –16,996,960 and 21,609,787 shares at December 31, 2014 and 2015, respectively		25	37
Additional paid-in capital		167,281	239,293
Share-based compensation capital reserve		5,091	8,004
Accumulated deficit		(132,629)	(148,238)
Foreign currency translation differences		(299)	(2,040)
Total Shareholders' Equity		39,469	97,056
Total Liabilities And Shareholders' Equity		$43,914	$100,868

The accompanying notes are an integral part of these financial statements.

NEURODERM LTD.

STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except per share data)

		Year ended December 31,
	Note	2013	2014	2015
Operating expenses:
Research and development	13	$3,426	$8,992	$13,715
Participation in research and development	2(f), 10	(808)	(927)	(908)
Research and development, net		2,618	8,065	12,807
General and administrative	14	628	5,316	5,163
Operating loss		3,246	13,381	17,970
Financial income	15	3	9,601	2,379
Financial expenses	15	83,650	26,084	18
Financial expenses (income), net		83,647	16,483	(2,361)
Net loss		86,893	29,864	15,609
Other comprehensive loss (income) -
Items that will not be reclassified to profit or loss -
Foreign currency translation differences		2,021	(1,420)	1,741
Total comprehensive loss		$88,914	$28,444	$17,350
Basic and diluted loss per ordinary share	16	$221.49	$12.97	$0.82

The accompanying notes are an integral part of these financial statements.

(Continued) - 1

NEURODERM LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

(U.S. dollars in thousands)

	Share Capital												Foreign	Total
	Ordinary Shares		A1 Ordinary Shares		A2 Ordinary Shares		A Preferred Shares		A1 Preferred Shares	Additional paid-in capital	Share-based compensation capital reserve	Accumulated deficit	currency translation differences	shareholders' equity (deficit)

Balance at January 1,2013		*		*		*		*	-	3,951	591	(15,872)	302	(11,028)
Changes during 2013:
Net loss												(86,893)		(86,893)
Other comprehensive loss													(2,021)	(2,021)
Total comprehensive loss for the year												(86,893)	(2,021)	(88,914)
Transactions with owners:
Share-based compensation to employees and service providers											184			184
Conversion of convertible loans									3	96,109				96,112
Balance at December 31, 2013	$	*	$	*	$	*	$	*	$3	$100,060	$775	$(102,765)	$(1,719)	$(3,646)

*    Represents amount less than $1 thousand.

(Continued) - 2

NEURODERM LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

(U.S. dollars in thousands)

	Share Capital																Foreign	Total
	Ordinary Shares			A1 Ordinary Shares			A2 Ordinary Shares			A Preferred Shares			A1 Preferred Shares	Additional paid-in capital	Share-based compensation capital reserve	Accumulated deficit	currency translation differences	shareholders' equity (deficit)
Balance at January 1, 2014	$		*	$		*	$		*	$		*	$3	$100,060	$775	$(102,765)	$(1,719)	$(3,646)
Changes during 2014:
Net loss																(29,864)		(29,864)
Other comprehensive income																	1,420	1,420
Total comprehensive income (loss) for the year																(29,864)	1,420	(28,444)
Transactions with owners:
Share-based compensation to employees and service providers															4,316			4,316
Share dividend		1			1			*						(2)				-
Conversion of A1 ordinary shares, A2 ordinary shares and preferred shares Into ordinary shares		4			(1)				(*)			(*)	(3)					-
Issuance of ordinary shares (net of issuance costs amounting to $4,271)		12												40,717				40,729
Conversion of convertible loans and exercise of Warrants		8												26,506				26,514
Balance at December 31, 2014		$25			$-			$-			$-		$-	$167,281	$5,091	$(132,629)	$(299)	$39,469

*    Represents amount less than $1 thousand.

(Concluded) - 3

NEURODERM LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

(U.S. dollars in thousands)

	Ordinary Shares		Additional paid-in capital	Share-based compensation capital reserve	Accumulated deficit	Foreign currency translation differences	Total shareholders' equity
Balance at January 1, 2015	$25		$167,281	$5,091	$(132,629)	$(299)	$39,469
Changes during 2015:
Net loss					(15,609)		(15,609)
Other comprehensive loss						(1,741)	(1,741)
Total comprehensive loss for the year					(15,609)	(1,741)	(17,350)
Transactions with owners:
Share-based compensation to employees				2,913			2,913
Exercise of options granted to employees		*	122				122
Issuance of ordinary shares (net of issuance costs amounting to $5,018)	12		71,890				71,902
Balance at December 31, 2015	$37		$239,293	$8,004	$(148,238)	$(2,040)	$97,056

*    Represents amount less than $1 thousand.

The accompanying notes are an integral part of these financial statements.

NEURODERM LTD.

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2013		2014	2015
Cash Flows From Operating Activities:
Net loss		$(86,893)	$(29,864)	$(15,609)
Adjustments in respect of:
Depreciation		35	43	44
Capital loss		-	12	-
Interest and exchange differences of convertible loans		1,799	*	-
Changes in fair value of embedded derivatives		47,124	905	-
Changes in fair value of warrants		1,195	1,794	-
Fair value income on convertible loan designated at fair value through profit or loss		-	(8,699)	-
Day 1 loss recognition		-	23,302	-
Loss from induced conversion		33,444	-	-
Issuance costs in respect of convertible loans and warrants issued and exercise of warrants		-	116	-
Share-based compensation to employees and service providers		184	4,316	2,913
Interest and exchange differences on bank deposits and restricted bank deposits		4	-	296
Exchange differences in respect of cash and cash equivalents		79	(891)	(2,184)
		83,864	20,898	1,069
Changes in asset and liability items:
Increase in prepaid expenses and receivables (including non-current portion)		(354)	(29)	(271)
Increase (decrease) in accounts payable:
Trade		(233)	40	540
Other		1,085	975	(167)
Payment of shareholders' interest payable				(993)
		498	986	(891)
Net cash used in operating activities		(2,531)	(7,980)	(15,431)
Cash flows from investing activities:
Purchase of property, plant and equipment		(7)	(120)	(73)
Sale of property, plant and equipment		-	3	-
Investment in short-term bank deposits		-	-	(23,510)
Proceeds from short-term bank deposits		-	-	8,545
Restricted bank deposits, net		677	(50)	(54)
Net cash provided by (used in) investing activities		670	(167)	(15,092)
Cash flows from financing activities:
Issuance of ordinary share, net of issuance costs		-	40,729	71,902
Proceeds from exercise of options granted to employees		-	-	122
Convertible loans and warrants issued, net of issuance costs		3,200	7,717	-
Exercise of warrants, net of issuance costs		-	784	-
Net cash provided from financing activities		3,200	49,230	72,024
Increase in cash and cash equivalents		1,339	41,083	41,501
Balance of cash and cash equivalents at beginning of year		1,847	2,435	43,238
Foreign currency translation differences in respect of cash and cash equivalents		(672)	(1,171)	(2,188)
Exchange differences in respect of cash and cash equivalents		(79)	891	2,184
Balance of cash and cash equivalents at end of year		$2,435	$43,238	$84,735
Supplementary information:
Interest received from cash and cash equivalents and bank deposits	$	*	$2	$164
Financing activities not involving cash flows -
Conversion of Convertible Loans		$62,668	$27,765	-

*    Represents amount less than $1 thousand.

The accompanying notes are an integral part of these financial statements.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - GENERAL INFORMATION:

a.	NeuroDerm Ltd. (the “Company”) commenced operations in March 2003 in Israel. The Company is a clinical-stage pharmaceutical company developing next-generation treatments for central nervous system (“CNS”) diseases, primarily Parkinson’s disease as well as other CNS diseases. The Company has one operating segment.

b.	In November 2014, the Company raised $40.7 million, net of issuance costs in an Initial Public Offering ("IPO") on the NASDAQ Stock Market (the “NASDAQ”) (see Note 12b(1)). In July 2015, the Company raised $71.9 million, net of issuance costs in a public offering (see Note 12b(2)).

c.	The Company is a clinical-stage pharmaceutical company with a limited operating history. The Company has not yet generated revenue from its operations and continues to incur substantial research and development and other expenses related to its ongoing operations. The Company is still in the early stages of development of its product candidates. Accordingly, there is no assurance that the Company’s business will generate positive cash flow. Through December 31, 2015, the Company had an accumulated deficit and its activities have been funded through public and private offerings of the Company's securities and issuance of convertible loans and warrants.

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

d.	These financial statements were approved by the Board of Directors on March 29, 2016.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The principle accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied for all years presented.

a.	Basis of presentation

The Company’s financial statements as of December 31, 2015 and 2014 and for each of the three years in the period ended on December 31, 2015 comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The financial statements have been prepared under the historical cost convention, subject to adjustments for revaluation of certain financial liabilities (including derivative instruments) to fair value through profit or loss. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 3.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

b.	Foreign currency translation

1)	Functional and presentation currency

Items included in the Company's financial statements are measured using the currency of the primary economic environment in which the Company operates (the “functional currency”).

Through December 31, 2015, the Company's functional currency was determined to be the New Israel Shekel ("NIS"), which was the currency of the primary economic environment in which its operations were conducted. This determination was based on the fact that the Company had not recorded revenues since its inception, whereas the currency that mainly influenced its expenses was NIS.

Effective January 1, 2016, the Company determined that its functional currency has been changed to the U.S. dollar. This determination resulted from a change in relevant circumstances of which, commencing January 1, 2016, based on the Company's level of spending on research and development expenses (mainly related to advanced clinical trials) and other operating expenses, the Company concluded that most of its spending for 2016 and thereafter would be in U.S. dollars. In addition, the Company's financing is anticipated to continue to be in U.S. dollars. As Company management does not foresee a reversal of this trend, management concluded that, commencing January 1, 2016, the currency of the primary economic environment in which the Company's operations are conducted has been changed to the U.S dollar. Accordingly, commencing January 1, 2016 ("the transition date") the Company's functional currency is the U.S. dollar. The effect of the change in functional currency will be accounted for prospectively.

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

As of December 31, 2015 and 2014, the Company had not recognized any intangible asset arising from its development activities.

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

OCS grants and Foundation grants are recognized at fair value when there is a reasonable assurance that the grant will be received and that the Company will comply with the conditions attaching to them. Such OCS grants and Foundation grants fall within the definition of “forgivable loans” in accordance with IAS 20. Accordingly, if there is reasonable assurance on the date of entitlement to the forgivable loan that the Company will meet the terms for forgiveness of the loan, the forgivable loan is recognized in profit or loss under “Participation in research and development”. These grants are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes the related costs for which the grant is intended to compensate.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

g.	Financial assets

The Company classifies its financial assets as loans and receivables.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. The Company’s loans and receivables are comprised of “Cash and cash equivalents”, “Restricted bank deposit”, "Short-term bank deposits" and other receivables presented within “Prepaid expenses and receivables” in the statements of financial position.

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

The conversion feature and the prepayment feature of convertible loans issued to investors, except the 2014 convertible loan (see note 9), are considered embedded derivatives because their economic characteristics and risks are not closely related to the economic characteristics and risks of the host contract (the loan without the conversion feature and the prepayment feature). Therefore, the Company separated the embedded derivatives from the host contract and accounted for each element separately. The conversion feature was classified as a financial liability as the loan was denominated in a foreign currency (and therefore its exercise price was not fixed in the Company's functional currency) and as the conversion price was subject to future adjustments. The conversion feature and the prepayment feature were measured as one embedded derivative since they related to common risks and depended on each other. The embedded derivative was classified as a financial liability and was initially recognized at its fair value at the date of issuance. The host contract was initially recognized as the difference between total consideration received for the convertible loans (including for the warrants, if applicable – see clause 2 below) less the fair value of the embedded derivative and the fair value of the warrants, if applicable. Transaction costs directly attributable to the issuance of convertible loans were allocated to the host contract, to the embedded derivative and to the warrants issued (see clause 2 below) based on their proportionate initial recognition amounts. Such transaction costs allocated to the embedded derivative were recognized immediately in profit or loss and such transaction costs allocated to the host contract were deducted from its initial recognition amount.

The 2014 convertible loan (see note 9) was designated by management to be measured at fair value through profit or loss. Gains or losses arising from changes in the fair value of this loan were presented in the statement of comprehensive loss under “financial income” or “financial expenses”.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

h.	Convertible loans and warrants issued to investors (continued):

1)	Convertible loans (continued):

Issuances of convertible loans and warrants were initially recognized at fair value adjusted to defer the difference between the fair value at initial recognition and the transaction price (“Day 1 profit or loss”) as the Company used valuation techniques that incorporate data not obtained from observable markets. In these circumstances, the entire transaction price was allocated first between the different instruments in the issuance (convertible loans and warrants) according to their relative fair values. The initial carrying amount of the host instrument in the convertible loan was the residual amount after separating the embedded derivative, resulting in certain cases in the host contract measured initially at minimal value.

In subsequent periods, the embedded derivative was measured at fair value through profit or loss (less any related remaining unrecognized Day 1 profit or loss) and the host contract was measured at amortized cost using the effective interest method which was based, inter alia, on its initial carrying amount (as described above) and its stated contractual redemption amount. Unrecognized Day 1 profit or loss remained unrecognized until market inputs became observable, principally – the value of the Company, unless there was a change in a factor (including time) that market participants would take into account when pricing the asset or liability. When market inputs became observable – the remaining unrecognized Day 1 profit or loss was immediately recognized in profit or loss. Upon conversion the carrying amount of the instrument being converted (which was presented net of the related remaining unrecognized Day 1 profit or loss, if any) was reclassified to equity with no impact on profit or loss.

See note 12b for the conversion of the convertible loans.

2)	Warrants

Warrants issued to investors were classified as financial liabilities measured at fair value through profit or loss at each reporting period, as the exercise price was not fixed in the Company’s functional currency and also since the warrants could be net share settled. The warrants were initially recognized at fair value adjusted to defer the difference between the fair value at initial recognition and the transaction price (Day 1 profit or loss, as mentioned above), as the Company used valuation techniques that incorporate data not obtained from observable markets. Transaction costs allocated to the warrants were recognized immediately in profit or loss.

Unrecognized Day 1 profit or loss remained unrecognized until market inputs, principally – the value of the Company, became observable. When all market inputs became observable – the unrecognized Day 1 profit or loss was immediately recognized in profit or loss. Upon exercise, the carrying amount of the warrants (which was presented net of the related unrecognized Day 1 profit or loss, if any) was reclassified to equity with no impact on profit or loss.

See note 12b for the exercise of the warrants.

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

In October 2014, the Company’s board of directors and shareholders approved an aggregate 80-for-1 share split of the Company’s ordinary, ordinary A-1 and ordinary A-2 shares. The share split was effected in two steps by means of: (i) a 10-for-1 share split, followed immediately by (ii) a share dividend of 7 shares for each share that was outstanding following the first step. All of the share and per share amounts reflected in these financial statements and the notes thereto reflect this share split on a retroactive basis.

The Company’s A1 Ordinary Shares, A2 Ordinary Shares and Preferred Shares were converted into Ordinary Shares following the completion of an IPO by the company in a ratio of 1:1 (see also note 12a).

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

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to profit or loss on a straight-line basis over the period of the lease.

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

International Financial Reporting Standard No. 16 “Leases” (hereafter - IFRS 16)

The standard requires lessees, with certain exceptions, to recognize a lease liability reflecting future lease payments and a "right of use asset" for lease contracts. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15, "Revenue from contracts with customers", is also applied. The Company is yet to asses IFRS 16's full impact.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

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

The Company’s activities expose it to a variety of financial risks: market risk, credit and interest risks and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Risk management is performed by the Company’s Chief Financial Officer, who identifies and evaluates financial risks in close cooperation with the Company’s Chief Executive Officer.

The Company’s finance department is responsible for carrying out risk management activities in accordance with policies approved by its Board of Directors. The Board of Directors provides guidelines for overall risk management, as well as policies dealing with specific areas, such as exchange rate risk, interest rate risk, credit risk, use of financial instruments, and investment of excess cash. In order to minimize the risk exposure to market risk and credit risk the Company invested the majority of its cash balances in highly-rated bank deposits.

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

As to $40.7 million (net of issuance expenses) capital raised by the Company in an IPO on the NASDAQ Stock Market that took place in November 2014, and $71.9 million (net of issuance expenses) raised in a public offering that took place in July 2015 – see Note 12b.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

a.	Financial risk management (continued):

1)	Financial risk factors (continued)

(a)	Liquidity risk (continued):

The amounts presented in the table below represent the contractual undiscounted cash flows of the Company's credit balances.

Less than 1 year
U.S. dollars in thousands

As of December 31, 2015:
Shareholders payable	44
Accounts payable	3,768
3,812
As of December 31, 2014:
Shareholders payable	1,037
Accounts payable	3,408
$4,445

(b)	Market risks

Foreign exchange risk – The Company might be exposed to foreign exchange risk as a result of making payments to employees or service providers and investing in currencies other than the NIS.

Had the functional currency of the Company been stronger by 5% against the U.S. Dollar, assuming all other variables remained constant, the Company would have recognized an additional expense of $1,024 thousand and $4,639 thousand in profit or loss for the years ended December 31, 2014 and 2015, respectively.

(c)	Credit and cash flow interest rate risks

Credit and cash flow interest rate risk arises from cash and cash equivalents, and deposits with banks bearing floating rate interest. A substantial portion of the Company's liquid instruments are invested in short-term deposits in highly-rated banks. The Company estimates that since the liquid instruments are mainly invested for the short-term and with highly-rated institutions, the credit and cash flow interest rate risk associated with these balances is immaterial.

The cash and cash equivalents and bank deposits are held on leading Israeli commercial bank, rated by Moody's at P-1/stable.

The short-term bank deposits bear interest at annual rate of 0.83%.

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

As to specific valuation techniques used to value financial instruments included in level 3, see note 9b.

The following table presents the change in instruments measured at level 3 for the years ended December 31, 2013, 2014 and 2015:

Financial liabilities at fair value through profit or loss
U.S. dollars in thousands
Balance at January 1,2013:	$5,623
Proceeds received during the reported period	3,200
Foreign currency translation differences	1,614
Amounts recognized under "Finance expenses"	48,319
Conversion of convertible loans	(53,786)
Balance at December 31, 2013:	4,970
Proceeds received during the reported period	7,819
Foreign currency translation differences	(1,846)
Amounts recognized under "Finance expenses"	10,199
Transfer from level 3 to level 2	(11,221)
Conversion of convertible loans	(9,921)
Balance at December 31, 2014 and December 31, 2015	$-

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

b.	Classification of financial instruments by groups:

Loans and receivables
U.S. dollars in thousands
As of December 31, 2014:
Cash and cash equivalents	43,238
Restricted bank deposits	50
Receivables (except prepaid expenses)	488
$43,776
As of December 31, 2015:
Cash and cash equivalents	84,735
Restricted bank deposits	104
Short-term bank deposits	15,103
Receivables (except prepaid expenses)	381
$100,323

Financial liabilities at amortized cost
U.S. dollars in thousands
As of December 31, 2014:
Accounts payable	$3,408
Shareholders payable	1,037
$4,445
As of December 31, 2015:
Accounts payable	$3,768
Shareholders payable	44
$3,812

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

c.	Composition of financial instruments by currency:

	NIS	Foreign currency (mainly U.S. dollar)	Total
	in thousands
As of December 31, 2014:

Assets:
Cash and cash equivalents	$510	$42,728	$43,238
Restricted bank deposit	50	-	50
Receivables (except prepaid expenses)	488	-	488
	1,048	42,728	43,776
Liabilities:
Accounts payable and accruals	2,644	764	3,408
Shareholders payable	-	1,037	1,037
	2,644	1,801	4,445
	$(1,596)	$40,927	$39,331
As of December 31, 2015:

Assets:
Cash and cash equivalents	$1,852	$82,883	$84,735
Restricted bank deposit	104	-	104
Short-term bank deposits	-	15,103	15,103
Receivables (except prepaid expenses)	381	-	381
	2,337	97,986	100,323
Liabilities:
Accounts payable and accruals	2,309	1,459	3,768
Shareholders payable	-	44	44
	2,309	1,503	3,812
	$28	$96,483	$96,511

NOTE 5 - CASH AND CASH EQUIVALENTS:

	December 31,
	2014	2015
	U.S. dollars in thousands
Cash on hand	$3,231	$4,671
Short-term bank deposits	40,007	80,064
	$43,238	$84,735

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 6 - PREPAID EXPENSES AND RECEIVABLES:

	December 31,
	2014	2015
	U.S. dollars in thousands
Prepaid expenses	$18	$244
Institutions	266	70
Grants receivable	216	287
Others	6	24
	$506	$625

The fair value of the receivables approximates their carrying amounts.

Maximum exposure to credit risk as of the date of statement of financial position of the “Prepaid expenses and receivables” line item is the carrying amount of the entire line item, less non-financial balances (arising from prepaid expenses). The Company has no collateral for these debit balances.

NOTE 7 - PROPERTY, PLANT AND EQUIPMENT:

The composition of cost and the accumulated depreciation, grouped by major classifications:

	Cost		Accumulated depreciation		Depreciated balance
	December 31,		December 31,		December 31,
	2014	2015	2014	2015	2014	2015
	U.S. dollars in thousands
Computer and peripheral equipment	$80	$110	$46	$62	$34	$48
Electronic equipment	272	304	204	226	68	78
Office furniture and equipment	19	28	1	2	18	26
	$371	$442	$251	$290	$120	$152

As of December 31, 2014 and 2015, the Company’s property, plant and equipment is located in Israel.

NOTE 8 - ACCOUNTS PAYABLE:

a.	Trade payables:

The fair value of accounts payable approximates their carrying amount.

b.	Other:

	December 31,
	2014	2015
	U.S. dollars in thousands
Accrued payments	$2,606	$2,347
Payroll and related expenses	583	512
Vacation and recreation pay	165	317
	$3,354	$3,176

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 9 - CONVERTIBLE LOANS:

The Company’s activities are partially financed by convertible loans as follows:

a.	Convertible loans agreements:

1)	In August 2009, the Company signed a convertible loan agreement with several investors (hereinafter, the 2009 Loan Agreement), pursuant to which, in exchange for $2.5 million, the Company issued to each investor capital notes (hereinafter, the 2009 Notes). The 2009 Notes were to be repaid upon the earlier of four years after issuance or following an event of default under the 2009 Loan Agreement. The 2009 Notes period could be extended subject to the consent of the parties. The 2009 Notes bore annual interest of 15%, which would have been increased to 20% after four years from their issuance. The principal and accrued interest were convertible into A-1 Preferred Shares of the Company at a conversion price equal to the lower of 70% of the purchase price paid in a future capital raise or $5.76 per share. At any time, the Company, at its option, could prepay the outstanding principal amount and accrued interest on the 2009 Notes, together with a prepayment premium of 25%. The investors had a right to demand prepayment (principal and accrued interest) plus a prepayment premium of 25% in an event of change of control, as defined in the 2009 Loan Agreement.

See note 9a(4) for the conversion of the 2009 Notes.

2)	In August 2011, the Company signed a convertible loan agreement with several investors (hereinafter, the 2011 Loan Agreement), pursuant to which, in exchange for $2 million, the Company issued each investor capital notes (hereinafter, the 2011 Notes). The 2011 Notes were to be repaid upon the earlier of four years after issuance or following an event of default (as defined in the 2011 Loan Agreement). The 2011 Notes period could be extended subject to the consent of the parties. The 2011 Notes bore annual interest of 15%, which would have been increased to 20% after four years from their issuance. The principal and accrued interest on the 2011 Notes were convertible into A-1 Preferred Shares of the Company at a conversion price equal to the lower of 70% of the purchase price paid in a future capital raise or $5.37 per share. At any time, the Company, at its option, could prepay the outstanding principal amount and accrued interest on the 2011 Notes, together with a prepayment premium of 25%. The investors had a right to demand prepayment (principal and accrued interest) plus prepayment premium of 25% in an event of control change as defined in the 2011 Loan Agreement.

Under the 2012 Loan Agreement (see section 3 below), the conversion price was amended for several of the investors to $0.94 per share and for certain other investors to $1.49 per share.

See note 9a(4) for the conversion of the 2011 Notes.

In addition, the Company issued to each investor, for no additional consideration 465,840 warrants (hereinafter, the 2011 Warrants) to purchase a number of A-1 Preferred Shares of the Company equal to the principal amount of the 2011 Note divided by $5.37 (subject to certain adjustments under the 2011 Loan Agreement) and 50% of the principal amount of the 2011 Note that are over-allotment notes, as defined in the 2011 Loan Agreement, at an exercise price of $5.37 per share. The 2011 Warrants were exercisable or convertible by holder, at any time until their expiration, by exercise for cash or conversion for shares (cashless method). The 2011 Warrants would have expired on the earlier of: (a) the closing of a sale or other disposal of all or substantially all of the assets or shares of the Company; or (b) a Qualified IPO; or (c) five years from the date of execution of the 2011 Warrant.

See note 12b for the conversion of the 2011 Warrants.

NEURODERM LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 9 - CONVERTIBLE LOANS (continued):

a.	Convertible loans agreements (continued):

3)	In July 2012, the Company signed a convertible loan agreement with several investors (hereinafter, the 2012 Loan Agreement), pursuant to which, in exchange for $4.3 million, the Company issued to each investor capital notes (hereinafter, the 2012 Notes). The 2012 Notes were to be repaid upon the earlier of four years after issuance or following an event of default under the 2012 Loan Agreement. The 2012 Notes period could be extended subject to the consent of the parties. The 2012 Notes bore annual interest of 8%, which would have been increased to 20% after four years from their issuance. The principal and accrued interest were convertible into A-1 Preferred Shares of the Company at a conversion price equal to the lower of 70% of the purchase price paid in a future capital raise or $7.66 per share. At any time, the Company, at its option, could prepay the outstanding principal amount and accrued interest on the 2012 Notes, together with a prepayment premium of 25%. The investors had a right to demand prepayment (principal and accrued interest) plus early prepayment premium of 25% in an event of control change as defined in the 2012 Loan Agreement.

See note 9a(4) for the conversion of the 2012 Notes.

4)	In October 2013, the Company signed a convertible loan agreement with several investors (hereinafter, the 2013 Loan Agreement), pursuant to which, in exchange for $5.375 million, the Company issued to each investor capital notes (hereinafter, the 2013 Notes). The 2013 Notes were to be repaid on the earlier of: (i) 36 months from the earlier to occur of the lapse of 18 months from the closing or the date of disbursement by the lenders of the last payment or (ii) an Event of Default (as defined under the 2013 Loan Agreement). The 2013 Notes period could be extended subject to the consent of the parties. The 2013 Notes bore annual interest of 5%, which would have been increased to 20% on the earlier of: (i) 36 months from the earlier to occur of the lapse of 18 months from the closing or the date of disbursement by the lenders of the last payment or (ii) an Event of Default. The principal and accrued interest were convertible into A-1 Preferred Shares of the Company or other securities, depending on the conversion reason, at a conversion price as defined in the 2013 Loan agreement (the “Conversion Price”). At any time, the Company, at its option, could prepay the outstanding principal amount and accrued interest on the 2013 Notes, together with a prepayment premium of 200%. The lenders had a right to demand prepayment (principal and accrued interest) plus early prepayment premium of 200% in an event of change of control as defined in the 2013 Loan Agreement.

In addition, the Company issued to each investor, for no additional consideration warrants (hereinafter, the 2013 Warrants), to purchase a number of A-1 Preferred Shares of the Company. The 2013 Warrants amounted to 20% of the total number of securities underlying the converted 2013 Notes. The exercise price of the 2013 Warrants was identical to the Conversion Price and subject to adjustments as defined in the 2013 Loan Agreement. The 2013 Warrants were exercisable or convertible by their holders, at any time until the expiration date by exercise for cash or conversion for shares (cashless method). The 2013 Warrants would have expired on the earlier of: (a) the closing of a Qualified Exit; (b) the closing of a Qualified IPO; or (c) 10 years from the date of execution of the 2013 Warrants.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 9 - CONVERTIBLE LOANS (continued):

a.	Convertible loans agreements (continued):

Under the 2013 Loan Agreement, effective as of October 17, 2013, the 2009 Notes, the 2011 Notes and the 2012 Notes were converted into 104,801 A-1 Preferred Shares (which were converted into 8,384,080 Ordinary shares immediately prior to the closing of the IPO, see also Note 12b) of the Company of nominal value NIS 0.1 per share. These shares included additional shares that were issued to the lenders of the said notes for no additional consideration. The additional shares issued were accounted for as an induced conversion. Accordingly, the Company recorded an additional finance expense amounting to $33,444 thousand which was credited against share capital attributed to A1 Preferred Shares and Additional paid-in capital (in accordance with the fair value of the additional shares measured at the date of the amendment).

See Note 12b for the conversion of the 2013 Notes and exercise of 2013 Warrants.

5)	In August 2014, the Company signed a convertible loan agreement with several investors (hereinafter, the 2014 Loan Agreement), pursuant to which, for loans in the aggregate principal amount of up to approximately $17.8 million, the Company issued to each investor capital notes (hereinafter, the 2014 Notes). The loan should be drawn in three installments. The 2014 Notes were to be repaid on the earlier of two years after issuance or following an event of default under the 2014 Loan Agreement. The 2014 Notes bore interest at an annual rate of 10%. The principal and accrued interest were convertible into shares of the Company at conversion prices set forth in the 2014 Loan agreement. The lenders additionally had a right to demand repayment in an event of change of control as defined in the 2014 Loan Agreement.

In addition, upon the closing of an initial public offering (hereinafter, an IPO) or upon the consummation of a merger/sale transaction by the Company (hereinafter, an M&A Transaction), and provided either of them is consummated no later than March 31, 2015, the 2014 Notes were to be automatically converted into Ordinary Shares. The conversion rate would equal either 88% or 92.5% of the price per ordinary share in an IPO or M&A Transaction depending on each lender’s participation level in the 2014 Notes.

See note 12b for the conversion of the 2014 Notes.

Up to the IPO date, the Company received an amount of approximately $5.6 million out of the total loan amount. As a result of IPO consummation in November 2014, the Company has no intention to draw the rest of the installments following the IPO.

According to the 2014 Loan Agreement, upon automatic conversion at IPO, the Company shall pay to each investor a cash premium of 12%-24% out of investor's portion actually disbursed by him. As a result of IPO consummation in November 2014, the Company was obliged to pay to investors a cash premium amounting to $1,037 thousand. During 2015, the Company paid to certain investors an amount of $993 thousand, and the remainder is presented under shareholders payable as of December 31, 2015.

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

The fair values of the derivatives embedded in the convertible loans and the warrants as of December 31, 2013 were measured in accordance with the Hybrid Method. The Hybrid Method is a hybrid between the Probability Weighted Expected Return Method and Option Pricing Method. As of November 14, 2014, the conversion date of the 2013 Notes, 2014 Notes and the exercise of the 2011 and 2013 Warrants (hereafter - the "Conversion Date"), the fair value of the derivatives embedded in the 2013 Loan Agreement was measured in accordance with the contingent claim approach, and the fair values of the 2011 and 2013 Warrants and 2014 Note were measured based on the Company's traded stock prices.

The measurement methods include the following assumptions:

	December 31,	November 14,
	2013	2014
Risk-free interest rate	0.12%-0.25%	0.47%
Equity value	$ 91.8-135 million	$169.6 million
Weighted average volatility	74.21%	71.78%

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

As of December 31, 2014 and December 31, 2015, the Company had received $1,915 thousand and $2,752 thousand, respectively, from the OCS.

Commencing on the grant approval date and thereafter, there has been reasonable assurance that the related research and development will not generate revenues and, therefore, that the Company will meet the terms for forgiveness of the "forgivable loan" (see note 2f). Accordingly, grant income is recorded against the related research and development expenses in the statement of comprehensive loss on a systematic basis over the periods in which the Company recognizes the related costs for which the grant is intended to compensate. If in subsequent periods the Company concludes that there is no reasonable assurance that the Company will meet the terms for forgiveness as described above, then a liability will be recorded at that time.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 10 - COMMITMENTS, CONTINGENT LIABILITIES AND PLEDGES (continued):

b.	Foundation grants

In May 2013, following previous grants from the Foundation, the Company received approval for a $1 million grant from the Foundation, subject to achievement of certain milestones, as defined in the agreement. Unlike previous grants from the Foundation, the Company is obligated to pay the Foundation royalties of 10% of the revenue up to $2 million received from the option, license, sale, transfer or use of one of its products, its derivative product candidates or any new invention arising from the project or any product incorporating the certain product and its derivatives after approval for marketing. As of December 31, 2015, the Company received the entire grant ($ 1 million).

Commencing on the grant approval date and thereafter there has been reasonable assurance that the related research and development will not generate revenues, and therefore, that the Company will meet the terms for forgiveness of the "forgivable loan" (see note 2f). Accordingly, grant income is recorded against the related research and development expenses in the statement of comprehensive loss on a systematic basis over the periods in which the Company recognizes the related costs for which the grant is intended to compensate. If in subsequent periods the Company concludes that there is no reasonable assurance that the Company will meet the terms for forgiveness as described above, then a liability will be recorded at that time.

c.	Operating lease agreements

In February 2014, the Company entered into a four-year agreement for the lease of its new offices. Lease payments and management fee are $12 thousand (NIS 42 thousand) per month. The rental fees are linked to the CPI of November 2013.

In December 2015, the Company entered into an amendment to its lease agreement and increased the premises for its operations. Under the amended lease agreement, commencing February 2016, the lease payments and management fee are $27 thousand (NIS 105 thousand) per month.

To secure the liability of the Company under the amended lease agreement, the Company provided the lessor a bank guarantee of approximately $104 thousand (NIS 406 thousand) and a promissory note in an amount of approximately $310 thousand (NIS 1,210 thousand), both linked to the CPI.

Future minimum lease commitments, required under the abovementioned operating leases, as of December 31, 2015, are as follows:

U.S. dollars in thousands
2016	$350
2017	322
2018	322
$994

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 10 - COMMITMENTS, CONTINGENT LIABILITIES AND PLEDGES (continued):

d.	Car lease agreements

The Company has entered into operating lease agreements with respect to motor vehicles. The agreements will expire in 2017-2018. Lease payments are linked to the CPI. The estimated annual lease payments with respect to these lease agreements as of December 31, 2015 are approximately $102 thousand (NIS 397 thousand).

e.	Clinical trial insurance

The Company conducts clinical trials as part of its development activities. As of the date of approval of the financial statements, the Company has an insurance policy to cover liabilities resulting from its clinical trials (hereinafter, the insurance policy). With respect to certain clinical trials of the Company, the maximum coverage per incident is $10 million, subject to policy terms.

f.	Pledges

For pledges related to the lease office agreement, see section c above.

NOTE 11 - INCOME TAX:

a.	Measurement of results for tax purposes

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

The income of the Company is subject to a corporate tax rate. The corporate tax rate for 2013 was 25% and for 2014 and 2015 was 26.5%.

In January 2016, the Law for the Amendment of the Income Tax Ordinance (No. 216) was published, enacting a reduction of corporate tax rate beginning in 2016 and thereafter, from 26.5% to 25%. There is no impact on the financial statements of the Company as a result of the changes in the Israeli corporate tax rate.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 11 - INCOME TAX (continued):

c.	Carry forward losses

The balance of carried forward losses for tax purposes as of December 31, 2015 is approximately $36 million. These carried forward losses have no expiration date.

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

The amount of cumulative deductible temporary differences, other than losses carried forward (as mentioned in section c above), for which deferred tax assets have not been recognized in the statement of financial position as of December 31, 2014 and 2015 were approximately $5.1 million and $13.3 million, respectively. These temporary differences have no expiration dates. Moreover, as mentioned in section c above, the Company did not record deferred tax assets in these financial statements since their utilization against future taxable income is not expected in the foreseeable future.

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

The following is a reconciliation of the theoretical tax expense, assuming all income were taxed at the regular tax rates applicable to the Company in Israel and the actual tax expense:

	Year ended December 31,
	2013	2014	2015
	U.S. Dollar in thousands
Loss before taxes on income, as reported in the statement of comprehensive loss	$86,893	$29,864	$15,609
Theoretical tax rate	25%	26.5%	26.5%
Theoretical tax benefit	(21,723)	(7,914)	(4,136)
Changes in taxes for all non-temporary differences incurred in the reporting year	20,528	5,465	788
Changes in taxes for all temporary timing differences incurred in the reporting year for which deferred taxes were not recognized	1,195	2,449	3,348
Taxes on income for the reported year	$-	$-	$-

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 12 - EQUITY:

a.	Share capital

As of December 31, 2014 and 2015, share capital is composed of Ordinary Shares.

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

The rights and obligations attached to the A1 Ordinary Shares and A2 Ordinary Shares (the “A Ordinary Shares”) were identical to the rights and obligations attached to the Ordinary Shares. Each A Ordinary Share was convertible at the request of the holder or automatically upon the events detailed in the Company’s article of association, in each case, into one Ordinary Share. The difference between the Ordinary Shares and the A Ordinary Shares were the preferred rights of the A Ordinary Shares upon liquidation and dividend distribution, according to Company’s articles of association.

The Preferred Shares conferred on the holders thereof all rights accruing to the holders of Ordinary Shares in the Company and conferred the following additional rights:

1)	Right to Convert – Each fully paid Series A Preferred Share was convertible, without payment of additional consideration, at any time after the date of issuance of such share into such number of fully paid and non-assessable Ordinary Shares as is determined by dividing the Original Series A Issue Price by the conversion price applicable to such share. The conversion price of the Preferred Shares was to be adjusted in specified events as detailed in the Company’s articles of association in order to prevent the dilution of their holders.

2)	Automatic Conversion – Each Preferred Share should automatically be converted into Ordinary Shares at the applicable conversion price at the time of occurrence of an initial public offering (“IPO”) or change of control, as defined in the Company’s articles of association. The conversion price of the Preferred Shares was to be adjusted in specified events, as defined in the Company’s articles of association in order to prevent the dilution of their holders.

3)	Dividend distribution – Prior to a Qualified IPO and/or a Qualified Exit as defined in the Company’s articles of association, each Preferred Shareholder was entitled to a distribution equal to the 133% of the Original Series A Issue Price or Original Series A-1 Issue Price as defined in the article of association.

In addition, each Preferred Share had additional rights, inclusive of voting rights on an as-converted basis and also certain rights to nominate directors, anti-dilution rights, certain preference rights upon dividend and asset distribution, and certain veto rights, all as further detailed in Company’s articles of association.

All classes of shares described above have no contractual obligation to share in the Company’s losses and are not required to fund these losses in any way.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 12 - EQUITY (continued):

a.	Share capital (continued):

In October 2014, the Company’s board of directors and shareholders approved an aggregate 80-for-1 share split of the Company’s ordinary, ordinary A-1 and ordinary A-2 shares. The share split was effected in two steps by means of: (i) a 10-for-1 share split, followed immediately by (ii) a share dividend of 7 shares for each share that was outstanding following the first step. The share split had the following effects: (i) for each outstanding ordinary, ordinary A-1 and ordinary A-2 share held immediately prior to the share split, a shareholder held 80 shares of the same class following the split; (ii) the holders of the Company's preferred shares became entitled to receive, upon conversion of their shares into Ordinary Shares in accordance with the Company's articles of association, a proportionately increased number of shares reflecting the 80-for-1 share split; and (iii) the number of shares issuable upon exercise of outstanding warrants and options to purchase the Company's shares was proportionately increased by a 80-for-1 ratio and the exercise price of each such outstanding warrant and option was proportionately decreased by the same ratio, such that the aggregate exercise price for all such warrants and options was unaffected. All of the share and per share amounts reflected in these financial statements and the notes thereto reflect this share split on a retroactive basis.

Following the completion of an IPO the Company converted all outstanding Ordinary A-1 Shares, Ordinary A-2 Shares, A Preferred Shares and A1 Preferred Shares into Ordinary Shares in a ratio of 1:1.

b.	Public Offerings:

1)	In November 2014, the Company completed an initial public offering (the "IPO") on the NASDAQ Stock Market, in which it issued 4,500,000 Ordinary Shares in consideration for $45 million, before issuance costs.

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

2)	In July 2015, the Company completed a public offering, in which it issued 4,524,698 Ordinary Shares (including 590,178 shares purchased pursuant to the full exercise of the underwriters' option), in consideration for approximately $71.9 million, net of issuance costs.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 12 - EQUITY (continued):

c.	Options to employees and service providers:

1)	In May 2007, the Company’s board of directors adopted a share option plan (the "2007 Plan"). The options are granted to Company employees, managed under rules stipulated for this purpose by Section 102 of the Israeli Income Tax Ordinance (hereinafter, the Ordinance). According to the selected “track” selected by the Company and under such rules, the Company is not entitled to claim tax deductions of the amount attributed to employees as a benefit, including those amounts recognized as a payroll benefit in the accounts of the Company for options received by employees under the track, except for any normal compensation element that is so indicated on the date of grant.

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

2)	In January 2013, the Company’s board of directors approved a grant of 186,080 and 241,920 options to certain employees of the Company and to the CEO, respectively (under the 2007 plan). Each option shall be exercisable into one Ordinary Share of the Company (par value NIS 0.01) at an exercise price of $1.56. The options shall vest upon four years in several installments, in accordance with the agreement. The unexercised options shall expire 12 years after their grant date.

3)	In March 2014, the Company’s board of directors approved a grant of 450,080 options to certain employees of the Company (under the 2007 plan). Each option is exercisable for one Ordinary Share at an exercise price of $1.56. The options shall vest in several installments over 4 years, in accordance with the award agreement. Unexercised options expire 11-12 years after their grant date.

4)	In March 2014, the Company’s shareholders approved a grant of 16,000 and 678,400 options to a director of the Company and to the CEO, respectively (under the 2007 plan). The options vest in several installments over 2 and 4 years, respectively, in accordance with the agreement. Each option is exercisable for one Ordinary Share at an exercise price of $1.56. Unexercised options expire 12 years after their grant date.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued):

NOTE 12 - EQUITY (continued):

c.	Options to employees and service providers (continued):

5)	In January 2015, the Company’s Board of Directors approved a grant of 9,760 options to certain employees of the Company (under the 2014 plan). Each option is exercisable for one Ordinary Share at an exercise price of $10.29. The options vest in several installments over 2-4 years. Unexercised options expire 10 years after their grant date.

6)	In August 2015, the Company’s Board of Directors approved a grant of 150,000 options to certain employees of the Company (under the 2014 plan). Each option is exercisable for one Ordinary Share of the Company (par value NIS 0.01) at an exercise price of $18.21. The options shall vest in several installments over 4 years. Unexercised options expire 10 years after their grant date.

7)	In October 2015, the Company’s shareholders approved a grant of 130,000 options to the Company's CEO (under the 2014 plan). Each option is exercisable for one Ordinary Share at an exercise price of $18.21. The options vest in several installments over 4 years. Unexercised options expire 10 years after their grant date.

8)	The underlying data for options fair value calculation is as follows:

Date of grant	Ordinary Share price	Expected annual volatility(a)	Risk- free interest rate (b)	Weighted expected life to exercise	Expected dividend yield	Fair Value as of the date of the grant (c)
	U.S. dollars	%	%	Years	%	U.S. dollars in thousands
January 2013	$1.14	79.7%	0.52%	4	0	$247
March 2014	$8	71.3%	1.37%	4	0	$7,744
January 2015	$12.14	69%	0.92%	3	0	$60
August 2015	$23.03	78.5%	1.58%	5	0	$2,341
October 2015	$18.9	78.5%	1.53%	5	0	$1,575

a)	The Company’s expected volatility is derived from historical volatilities of companies in comparable stages as well as companies in the industry. Each Company’s historical volatility is weighted based on certain factors and combined to produce a single volatility factor used by the Company.

b)	The risk-free interest rate is determined based on the redemption yield rates of unlinked, fixed-rate U.S. treasury bonds with maturity date that coincides with the weighted expected exercise date of the option.

c)	The fair value of the options was computed using the Black-Scholes model.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued):

NOTE 12 - EQUITY (continued):

c.	Options to employees and service providers (continued):

9)	Changes in the number of options and weighted averages of exercise prices are as follows:

	2013		2014		2015
	Number of options	Weighted average of exercise price in U.S. dollars	Number of options	Weighted average of exercise price in U.S. dollars	Number of options	Weighted average of exercise price in U.S. dollars
Outstanding at beginning of year	175,760	$3.01	603,760	$1.98	1,748,240	$1.71
Exercised	-	-	-	-	(88,129)	$1.39
Granted	428,000	1.56	1,144,480	$1.56	289,760	$17.94
Outstanding at end of year	603,760	$1.98	1,748,240	$1.71	1,949,871	$4.14
Exercisable at end of year	344,240	$2.25	718,320	$1.92	898,001	$2.04

10)	Expenses recognized in profit or loss regarding the options are as follows:

Year ended December 31,
2013	2014	2015
U.S. dollars in thousands
$184	$4,316	$2,913

Options granted to non-employees are governed by Section 3(i) to the Ordinance.

NOTE 13 - RESEARCH AND DEVELOPMENT EXPENSES:

	Year ended December 31,
	2013	2014	2015
	U.S. dollars in thousands
Payroll and related expenses*	$1,047	$4,009	$3,911
Materials and subcontractors	1,312	3,341	7,966
Professional services	825	1,134	1,146
Other	242	508	692
	$3,426	$8,992	$13,715

*	Including pension costs of a defined contribution plan in the amount of $92 thousand, $153 thousand and $223 thousand in the years ended 2013, 2014 and 2015, respectively.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued):

NOTE 14 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Year ended December 31,
	2013	2014	2015
	U.S. dollars in thousands
Payroll and related expense *	$141	$2,716	$2,623
Professional services	411	2,222	1,798
Other	76	378	742
	$628	$5,316	$5,163
*	Including pension costs of a defined contribution plan in the amount of approximately $5 thousand, $44 thousand and $102 thousand in the years ended 2013, 2014 and 2015 respectively.

NOTE 15 – FINANCIAL INCOME AND EXPENSES:

	Year ended December 31,
	2013	2014	2015
	U.S. dollars in thousands
Financial income:
Interest income on cash equivalents and deposits	$3	$9	$293
Exchange differences	-	893	1,768
Fair value income on convertible loan designated at fair value through profit or loss	-	8,699	-
Other	-	-	318
Total finance income	3	9,601	2,379
Financial expenses:
Bank accounts and other fees	9	83	18
Exchange differences	79	-	-
Changes in fair value of embedded derivatives	47,124	905	-
Changes in fair value of warrants	1,195	1,794	-
Interest and exchange differences on host contract of convertible loans	1,799	*	-
Day 1 loss recognition	*	23,302	-
Loss from induced conversion	33,444	-	-
Total finance expenses	83,650	26,084	18
Financial expense (income), net	$83,647	$16,483	$(2,361)

* Represents amount less than $1 thousand.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued):

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

Set forth below is data taken into account in the computation of loss per share:

	2013	2014	2015

Loss as reported in the financial statements (in thousands of dollars)	$86,893	$29,864	$15,609
Weighted average of Ordinary Shares outstanding during the period	392,320	2,302,991	19,113,218
Basic and diluted loss per share (dollars)	$221.49	$12.97	$0.82

NOTE 17 - RELATED PARTIES:

Key management includes members of the Board of Directors and the Chief Executive Officer.

a.	Transactions with related parties:

	Year ended December 31,
	2013	2014	2015
	U.S. dollars in thousands
Within research and development expenses:
Payroll and related expense	$-	$41	$198
Professional services	$102	$64	-
Options to employees and service providers	$38	$862	$503
Within administrative and general expenses:
Payroll and related expense	$-	$83	$397
Professional services	$198	$158	$179
Options to employees and service providers	$77	$1,810	$1,024
Within finance expenses (income):
Convertible loans, see note 9	$45,533	$9,155	-
Warrants, see note 9	$(86)	2,098	-
Loss from induced conversion	$18,589	-	-

As for the share based payments to related parties see note 12c.

NEURODERM LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued):

NOTE 17 - RELATED PARTIES (continued):

b.	Balances with related parties:

	December 31,
	2013	2014	2015
	U.S. dollars in thousands
Within current liabilities:
Accounts payable	$32	$120	$259
Shareholders' payable	$-	$152	$44
Within non-current liabilities:
Convertible loans, see note 9	$1,806	$-	-
Warrants, see note 9	$1,561	$-	-

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEURODERM LTD.

By:	/s/ Oded S. Lieberman
Name: Oded S. Lieberman
Title: Chief Executive Officer

Date: March 31, 2016

141

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of NeuroDerm Ltd.(1)
2.1	Specimen ordinary share certificate of NeuroDerm Ltd.(1)
4.1	Amended and Restated Investors’ Rights Agreement, dated August 14, 2014, by and among NeuroDerm Ltd. and certain of the Registrant’s shareholders (1)
4.2	Form of Indemnification Agreement(1)
4.3	English summary of Principal Terms of Lease Agreement, dated February 2, 2014, by and between Ruhrberg Contracting and Investments (1963) Ltd., as landlord, and NeuroDerm Ltd., as tenant, relating to NeuroDerm Ltd.’s facility at Rabin Science Park, Rehovot, Israel(2)#
4.4	2007 Israeli Share Option Plan(2)
4.5	2014 Incentive Compensation Plan(1)
4.6	NeuroDerm Ltd.’s Compensation Policy for Executive Officers and Directors(3)
8.1	List of subsidiaries of the Registrant(2)
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith
15.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm

#	English summary of original Hebrew document
(1)	Previously filed with the SEC on September 15, 2014 as an exhibit to the Registrant’s registration statement on Form F-1 (SEC File No. 333-198754) and incorporated by reference herein.
(2)	Previously filed with the SEC on November 3, 2014 as an exhibit to Amendment No. 1 to the Registrant’s registration statement on Form F-1 (SEC File No. 333-198754) and incorporated by reference herein.
(3)	Previously filed with the SEC on January 28, 2015 as Annex A to Exhibit 99.1 to the Registrant’s report of foreign private issuer on Form 6-K and incorporated by reference herein.

142