Form 20-F
period 2016-12-31
NeuroDerm Ltd.
filed 2017-03-29
CIK 1598696

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

26,335,098 Ordinary Shares, par value NIS 0.01 per share

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

Our historical financial statements are prepared in accordance with IFRS, and are presented in U.S. dollars. The selected historical financial information as of December 31, 2015 and 2016, and for each of the three years ended December 31, 2014, 2015 and 2016, have been derived from, and should be read in conjunction with, our audited financial statements and the notes thereto appearing elsewhere in this annual report. The selected statement of operations data for the years ended December 31, 2012 and 2013, and the selected balance sheet data as of December 31, 2012, 2013 and 2014, have been derived from our audited financial statements not included in this annual report.

Until January 1, 2016, our functional currency was the NIS; however, our presentation currency was and remains the U.S. dollar. As a result, for all periods through December 31, 2015, our financial statements are translated into the presentation currency as follows: equity accounts are translated using historical exchange rates (as reported by the Bank of Israel). All other statements of financial position accounts are translated using the year-end exchange rate (as reported by the Bank of Israel). Statement of comprehensive loss amounts were translated using the exchange rates prevailing at the dates of the transactions. The resulting translation differences relating to the conversion from the functional currency to the presentation currency are reported in other comprehensive loss.

Effective January 1, 2016, we determined that our functional currency changed to U.S. dollars. This determination resulted from a change in relevant circumstances of which, based on our projected level of spending on research and development expenses (mainly related to advanced clinical trials) and other operating expenses, we concluded that spending in U.S. dollars will exceed that in NIS for the foreseeable future. As we do not foresee a reversal of this trend, we transitioned the functional currency to the U.S. dollar effective January 1, 2016.

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

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands, except share and per share data)
Statements of operations data:
Operating expenses:
Research and development	$2,396	$3,426	$8,992	$13,715	$27,005
Participation in research and development	(41)	(808)	(927)	(908)	-
Research and development, net(1)	$2,355	$2,618	$8,065	$12,807	$27,005
General and administrative(1)	449	628	5,316	5,163	6,087
Operating loss	$2,804	$3,246	$13,381	$17,970	$33,092
Financial income	550	3	9,601	2,379	616
Financial expenses	2,316	83,650	26,084	18	20
Financial expenses (income), net	1,766	83,647	16,483	(2,361)	(596)
Net loss	$4,570	$86,893	$29,864	$15,609	$32,496
Foreign currency translation differences	$280	$2,021	$(1,420)	$1,741	$-
Total comprehensive loss	4,850	88,914	28,444	17,350	32,496
Basic and diluted net loss per ordinary share(2)	$11.65	$221.49	$12.97	$0.82	$1.48
Weighted average number of ordinary shares used in computing net loss per ordinary share(2)	392,320	392,320	2,302,991	19,113,218	21,897,095

(1) Includes equity-based compensation expenses as follows:

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands)
Research and development expenses, net	$11	$102	$2,185	$1,328	$1,995
General and administrative expenses	26	82	2,131	1,585	1,957
Total equity-based compensation expenses	$37	$184	$4,316	$2,913	$3,952

(2) Basic and diluted loss per ordinary share is computed based on the basic and diluted weighted average number of ordinary shares outstanding during each period. For additional information, see Note 16 to our financial statements included elsewhere in this annual report.

	As of December 31,
	2012	2013	2014	2015	2016
	(in thousands)
Balance sheet data:
Cash and cash equivalents	$1,847	$2,435	$43,238	$84,735	$107,178
Short-term bank deposits	-	-	-	15,103	45,058
Working capital(1)	(1,479)	(1,246)	39,299	96,651	148,409
Total assets	2,787	3,050	43,914	100,868	156,063
Total non-current liabilities	9,649	4,970	-	-	-
Total shareholders’ equity (deficit)	(11,028)	(3,646)	39,469	97,056	149,570

(1) Working capital is defined as total current assets minus total current liabilities.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We are a clinical-stage pharmaceutical company with a limited operating history. In the United States, we are currently pursuing a comparative bioavailability regulatory path for our lead product candidate, ND0612, based on comparative pharmacokinetic, or PK, trials. In the European Union, or EU, we are concurrently pursuing a clinical, efficacy based regulatory development strategy for ND0612. We curently expect to submit applications for regulatory approval in the U.S. and in the EU in 2018. We are also planning to pursue a comparative bioavailability regulatory path for ND0701 in the EU and plan to discuss this approach with EU authorities in the first half of 2017. We are at earlier stage of clinical development of product candidate ND0801. Investment in pharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risks that any or all potential product candidates will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable. We have no products approved for commercial sale and have not generated any revenue from product sales to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. We are still in the clinical development process of our product candidates; as a result, we are not profitable and have incurred significant operating losses, including operating losses of $13.4 million, $18.0 million and $33.1 million for the years ended December 31, 2014, 2015 and 2016, respectively.

As of December 31, 2016, we had an accumulated deficit of $180.7 million (which includes $99.8 million of non-cash financial expenses incurred since January 1, 2013 related to the increase in the value of loans that had been provided to us, fair value of embedded derivatives and warrants, the issuance of new shares to noteholders that was treated as an induced conversion expense, and convertible loans designated at fair value through profit or loss). We expect to continue to incur significant expenses and suffer substantial operating and net losses and negative cash flow for the foreseeable future. These losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital. We anticipate that our expenses and future capital requirements may increase substantially if we:

■	conduct our comparative PK trials for U.S. regulatory approval with respect to ND0612;

■	continue our trials for European marketing approval with respect to ND0612 and ND0701, respectively;

■	seek regulatory and marketing approvals for our product candidates that successfully complete clinical trials;

■	initiate additional preclinical, clinical or other studies for our current product candidates and seek to identify and validate new product candidates;

■	acquire rights to other product candidates and technologies;

■	increase the manufacturing and supply orders for our product candidates;

■	invest further in developing pump delivery systems for our products;

■	change or add suppliers or manufacturers;

■	maintain, expand and protect our intellectual property portfolio;

■	attract and retain skilled personnel;

■	engage third-party manufacturers to commercialize any of our product candidates for which we obtain marketing approval;

■	create additional infrastructure to support our operations as a public company; and

■	experience any delays or encounter issues with any of the above.

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

In the past two years, we raised an aggregate of $152.7 million of net proceeds in two public offerings. In order to continue the development of our clinical trials for our product candidates, we may need to seek additional funding through additional equity offerings, debt financings, collaborations, licensing arrangements or any other means to conduct clinical trials, develop our product candidates and expand our sales and marketing capabilities or other general corporate purposes. Securing additional financing may divert our management’s attention from our day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. Additional funding may not be available to us on acceptable terms, or at all. We believe that based on our current business plan and our existing cash and cash equivalents, we will have sufficient funds to meet our currently anticipated cash requirements through at least the next 12 months.

To the extent that we raise additional capital through, for example, the sale of equity or convertible debt securities, ownership interest of our shareholders will be diluted, and the terms may include liquidation or other preferences that adversely affect our shareholders’ rights as a shareholder. The incurrence of indebtedness or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur debt or to issue additional equity, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, the issuance of additional equity securities by us, or the possibility of such issuance, may cause the market price of our ordinary shares to decline. In the event that we enter into collaborations or licensing arrangements in order to raise capital, we may be required to accept unfavorable terms, including relinquishing or licensing to a third party on unfavorable terms our rights to product candidates or intellectual property that we otherwise would seek to develop or commercialize ourselves or reserve for future potential arrangements when we might be able to achieve more favorable terms.

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

We are planning and/or conducting clinical trials, including our ongoing long-term safety trial “BeyoND”, to determine the safety and efficacy of our product candidates. Through such trials we will continue to add to our current collection of data of local tolerability and side effects related to our product candidates. However, some of our patients have only used our product candidates for up to 21-day periods during our clinical trials with ND0612L and up to 28-day peroids during our clinical trials with ND0612H. Based on the results of our completed Phase II studies, ND0612H and ND0612L were generally well tolerated, with no particular systemic adverse events. Patients may decide to use other currently available treatments instead of our product candidates based on the prevalence and severity of any side effects associated with our product candidates. For example, patients suffering from moderate Parkinson’s disease may be less tolerant of inconveniences that may be associated with the use of ND0612L and may instead continue using currently available orally administered LD/CD. Similarly, if patients experience adverse side effects from our other Parkinson’s disease product candidates, patients who suffer from moderate to severe Parkinson’s disease may opt for other treatments. In addition, certain patients may find our belt pump administration systems to be unduly burdensome or restrictive.

Upon the conclusion of our trials, and if we receive marketing authorization for a product candidate, we will be required to list side effects associated with the product candidates. However, if after we receive marketing authorization, we or others identify previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, problems with our manufacturers or manufacturing processes, or failure to comply with regulatory requirements, the following consequences, among others, may occur:

■	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

■	fines, warning letters or holds on clinical trials;

■	harm to our reputation, reduced demand for our products and loss of market acceptance;

■	refusal by the regulatory authority to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product license approvals;

■	product seizure or detention, or refusal to permit the import or export of products; and

■	injunctions or the imposition of civil or criminal penalties.

Any of these events could prevent us from achieving or maintaining market acceptance of our product candidates, which would adversely affect our business, prospects, financial condition and results of operations.

If clinicial trials of our product candidates fail to demonstrate safety and bioavailability and/or efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

We have invested a significant portion of our efforts and financial resources in the identification and preclinical development of product candidates. Our ability to generate product revenues, if ever, will depend heavily on our ability to advance our product candidates through clinical trials. We have also conducted, and will continue to conduct, at our own expense, clinical trials for our product candidates to demonstrate that the products are safe, including our ongoing long-term BeyoND safety trial, iNDiGO phase III efficacy study and PK studies. Even if we believe that our clinical trials demonstrate the safety and efficacy of our product candidates, only the FDA, EMA and other comparable regulatory agencies may ultimately make such determination.

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

Based on our End-of-Phase 2 meeting with the FDA, we have amended our clinical development strategy for ND0612H and ND6012L to a comparative bioavailability 505(b)(2) regulatory pathway in the U.S.; however, we may be unsuccessful in meeting the requirements set forth by the FDA.

In late October 2016, we held an End-of-Phase 2 meeting with the FDA, during which we discussed the regulatory development strategy for ND0162H and ND0612L. Based on such discussions and responses from the FDA, we have amended our clinical development strategy for these product candidates. Instead of conducting large Phase 3 clinical efficacy trials, we intend to pursue marketing approval in the United States for ND0612L and ND0612H via a comparative bioavailability 505(b)(2) regulatory pathway. In order to submit an 505(b)(2)-based NDA, we plan on conducting comparative PK studies against Duodopa/Duopa, an FDA-approved drug for the treatment of “late stage” and “advanced” Parkinson’s disease. We will continue to preview our trial designs with the FDA in order to ensure compliance with the FDA’s proposed recommendations for such PK studies; however, we may be unable to conduct these trials in a timely manner, achieve the trials’ objectives or comply with the FDA’s recommendations, which may result in us having to conduct extended PK studies or efficacy-based trials or even being unable to rely on such 505(b)(2) regulatory pathway, resulting in an inability to timely enter the U.S. market. For the risks associated with conducting clinical trials, see “—If clinical trials of our product candidates fail to demonstrate safety and bioavailability and/or efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates” and “— If we experience delays in our clinical trials, our costs may increase and our business may be harmed.”

Even if we are successful in such PK studies and submit an 505(b)(2)-based NDA, we may be excluded from marketing our product candidates in the United States given the orphan-designated status of existing Parkinson’s disease drugs. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a seven-year period of market exclusivity, which, subject to certain exceptions, precludes the FDA from approving another marketing application for the same drug for the same indication during such period. See the risk factor entitled, “—If our competitors are able to obtain orphan drug exclusivity for their products that are the same drug as our product candidates, or can be classified as a similar medicinal product within the meaning of EU law, we may not be able to have competing products approved by the applicable regulatory authority for a significant period of time.” In this instance, we would need to show that ND0612 is clinically superior (by means of greater effectiveness or greater safety, or that it provides a major contribution to patient care) to an existing Parkinson’s disease drug with orphan-designated status to ensure that its orphan drug exclusivity will not block the approval of ND0612H or ND0612L. If we are unable to prove that ND0612H or ND0612L is clinically superior to such existing orphan-designated drug, we may need to amend our regulatory development strategy for ND0612H and ND0612L and restart preparations to launch the previously planned Phase III clinical efficacy trials, which could require a significant portion of our efforts and financial resources.

We may be unsuccessful in our clinicial studies for marketing approval of our product candidates in Europe.

In January 2017, we held a meeting with EMA’s Scientific Advice Working Party to discuss ND0612. Based on this meeting and on the preliminary results of trial 006, we have modified our EU clinical and regulatory development path. Upon the completion of our ongoing trials, we plan to submit a marketing application based on the results of an amended iNDiGO phase III efficacy study and the ongoing long-term BeyoND safety trial, seeking to obtain a broader label for ND0612 than the label that could have been granted under a PK regulatory route in the EU.If we are successful in such studies and the EMA accepts our clinical study results, we expect to seek marketing approval in the EMA in 2018. Although we believe that we have developed our clinical trials based on a framework that would allow for marketing approval submission in 2018, the EMA or other drug regulators in the EU may require us during interim consulations or following submission to modify our existing trials or to conduct additional, small or large PK efficacy or safety trials. Thus, our ongoing clinical trials may be delayed or fail to provide adequate results, which could delay our submission. See “—If clinicial trials of our product candidates fail to demonstrate safety and bioavailability and/or efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.”

If our competitors are able to obtain or maintain orphan drug exclusivity for their products that are, for the purposes of the FDA approvals in the U.S., the same drug as our product candidates, or can be classified as a similar medicinal product within the meaning of EU law, we may not be able to have competing products approved by the applicable regulatory authority for a significant period of time.

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of market exclusivity, which, subject to certain exceptions, precludes the FDA from approving another marketing application for the same drug for the same indication for that time period or precludes the EMA and other national drug regulators in the EU, from accepting another marketing application for a similar medicinal product for the same indication. The applicable market exclusivity period is seven years in the United States and 10 years in the European Union. See “ITEM 4. Information on the Company—B. Business Overview—Government Regulation—United States—Orphan Drug Designation and Exclusivity” and “ITEM 4. Information on the Company—B. Business Overview— Government Regulation—European Union—Orphan Drug Designation.” If a competitor obtains orphan drug exclusivity for, and approval of, a product with the same indication as any of our product candidates before we do and if the competitor’s product is the same drug or a similar medicinal product as ours, we could be excluded from the market during the market exclusivity period. However, if a product candidate that is the same drug or a similar medicinal product as an approved, orphan-designated product is shown to be clinically superior (by means of greater effectiveness, greater safety, or that it provides a major contribution to patient care) to such orphan-designated product, the orphan drug exclusivity will not block the approval of such competitive product. In addition, orphan drug exclusivity will not prevent the approval of a product candidate that is the same drug as such orphan-designated product if the FDA or EMA finds that the product sponsor or marketing authorization holder cannot assure the availability of sufficient quantities of the orphan-designated product to meet the needs of the persons with the disease or condition for which the drug was designated.

For example, AbbVie Inc.’s product Duopa, approved in the United States, has received orphan drug designation in the United States for the treatment of “late stage Parkinson’s disease” and “advanced idiopathic Parkinson’s disease with severe motor complications and not responding to oral treatment.” Because Duopa received marketing authorization as an orphan drug in the United States, if the FDA determines that ND0612 is limited by Duopa’s potential market exclusivity, we may be precluded from receiving marketing approval for ND0612 until the expiration of the orphan drug market exclusivity period, which will occur seven years after Duopa’s approval.

In the European Union, Duodopa received marketing authorization via the mutual recognition procedure for “treatment of advanced levodopa-responsive Parkinson’s disease with severe motor fluctuations and hyper-dyskinesia when available combinations of Parkinson medicinal products have not given satisfactory results.” See “ITEM 4. Information on the Company—B. Business Overview— Government Regulation—European Union—Marketing authorization.” In May 2001, the EMA granted NeoPharma Production AB orphan drug designation for LD/CD (gastroenteral use) for the treatment of “advanced idiopathic Parkinson’s disease with severe motor fluctuations and not responding to oral treatment.” The sponsorship of this orphan designation was transferred to AbbVie Ltd. in February 2013. As the orphan indication is different from the approved indication for Duodopa, it is possible that AbbVie Ltd. could still seek approval of a product for that orphan indication. If that occurs, and we wish to market a product with the same indication but are unable to show that our product candidates are clinically superior (due to greater efficacy, greater safety or a major contribution to patient care) to the approved orphan drug, we may be precluded from receiving marketing approval for product candidates seeking to treat advanced idiopathic Parkinson’s disease with severe motor fluctuations and not responding to oral treatment until the expiration of the orphan drug market exclusivity period, which is at least 10 years after the orphan drug is centrally approved, unless the EMA exercises its discretion to reduce that period to six years on the basis that the product no longer fulfills the orphan criteria when the authorization is renewed after five years.

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

We do not know whether clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. Our product development costs will increase if we experience delays in clinical testing. Significant delays could also shorten the patent protection period during which we may have the exclusive right to commercialize our product candidates or could allow our competitors to bring products to the market before we do, impairing our ability to commercialize our product candidates. Events may delay or prevent our ability to complete necessary clinical trials for our product candidates, including:

■	regulators may not authorize us to conduct a clinical trial within a country or at a prospective trial site or may change the design of a study;

■	delays may occur in reaching agreement on acceptable clinical trial terms with regulatory authorities or prospective sites, or obtaining institutional review board, or IRB, approval;

■	delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites;

■	failure of our third-party contractors, such as CROs, to satisfy their contractual duties or meet expected deadlines;

■	our preclinical tests or clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional trials;

■	the number of patients required for our clinical trials may be larger than we anticipate, enrollment in our clinical trials may be slower or more difficult than we expect, or patients may not participate in necessary follow-up visits to obtain required data, any of which would result in significant delays in our clinical testing process;

■	insufficient or inadequate supply or quality of a product candidate or other materials necessary to conduct our clinical trials;

■	our third-party contractors, such as a research institute, manufacturer or supplier, may fail to comply with regulatory requirements or meet their contractual obligations to us;

■	we may be forced to suspend or terminate our clinical trials if the participants are being exposed, or are thought to be exposed, to unacceptable health risks or if any participant experiences an unexpected serious adverse event, or if our product candidates prove to be ineffective;

■	regulators or IRBs may require that we hold, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

■	undetected or concealed fraudulent activity by a clinical researcher, if discovered, could preclude the submission of clinical data prepared by that researcher, lead to the suspension or substantive scientific review of one or more of our marketing applications by regulatory agencies, and result in the recall of any approved product distributed pursuant to data determined to be fraudulent;

■	the cost of our clinical trials may be greater than we anticipate;

■	an audit of preclinical or clinical studies by regulatory authorities may reveal noncompliance with applicable protocols or regulations, which could lead to disqualification of the results and the need to perform additional studies; and

■	delays may occur in obtaining our clinical materials.

For example, in June 2014, the FDA placed a hold on the U.S. clinical development of ND0612H and ND0612L, requesting additional information on the accuracy, safety, and compatibility of the devices used to deliver the drug. We subsequently completed the required compatibility study and submitted the requested additional information to the FDA. In May 2015, the FDA lifted the clinical hold and our U.S. clinical development program was cleared to proceed, with several studies accordingly commencing in late 2015 and throughout 2016. Although we have not experienced other risks involved with conducting clinical trials, including increased expense and delay, to date, there can be no assurance that we will not experience delays or such risks in the future as we progress with our planned clinical trials. Any delay in receiving regulatory clearance to commence our clinical trials or any suspension of clinical trials may delay possible regulatory approval, if any, and adversely impact our ability to develop products and generate revenue.

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

The United States and several other jurisdictions are considering, or have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that may affect our ability to sell our product candidates profitably, if approved.In the United States, there have been proposed in Congress a number of legislative initiatives regarding healthcare, including the possible repeal and replacement of the Patient Protection and Affordable Care Act. In addition, in January 2017, an Executive Order was issued allowing administrative agencies to roll back certain provisions of the healthcare reform law. The effect of these developments is uncertain and any changes to, or replacement of, the Patient Protection and Affordable Care Act could impact the degree of health insurance coverage for treatment with our product candidates, if and when they are commercialized. With growing pressures on government budgets due to the current economic downturn, government efforts to contain or reduce health care spending are likely to gain increasing emphasis. It is uncertain what impact the incoming U.S. presidential administration will have on healthcare spending. If enacted and implemented, any measures to restrict health care spending could result in decreased revenue from our products, when they are commercialized, and decrease potential returns from our research and development initiatives. For example, the new U.S. president recently signed an executive order directing federal agencies with authorities and responsibilities under the Patient Protection and Affordable Care Act, or the PPACA, to waive, defer, grant exemptions from, or delay the implementation of any provision of the PPACA that would impose a fiscal or regulatory burden on certain entities, and members of the U.S. Congress have drafted legislation to repeal and potentially replace the PPACA. Changes to the PPACA, including any legal uncertainty surrounding rules governing reimbursements, could make it more difficult for us to sell our products profitably in the United States, thus materially and adversely affecting our business, financial condition and results of operations.

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

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products, treatments or procedures that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any product that we may develop. Specifically, we may compete with companies that attempt to decrease the sharp fluctuations and improve the bioavailability and half-life associated with orally administered LD/CD, such as Impax Laboratories Inc., XenoPort, Inc., Intec Pharma Ltd. and Depomed, Inc., which have developed or are developing oral LD/CD drugs that include a controlled release or gastric retention attribute in order to decrease the gastronomical tract’s impact on the concentration of levodopa. Similarly, Synagile Corporation is developing a new intra-oral semi-contionus delivery device for the administration of a liquid formulation of LD/CD ester, and Abbvie is developing a liquid levodopa formaultion for continuous subcutaneous administration. If such products are approved and successfully improve the bioavailability of LD/CD or an alternative drug, the demand for our Parkinson’s disease product candidates may be significantly reduced.

Companies may also develop products that address other aspects of Parkinson’s disease, such as Acorda Therapeutics, Inc., which is developing a levodopa product to address “off” episodes commonly associated with levodopa therapy, or Sunovion Pharmaceuticals, Inc., which is also developing an apomorphine product to address “off” episodes. While such products would not directly compete with our Parkinson’s disease product candidates, as they address specific effects of Parkinson’s disease, such treatment may reduce the demand for our Parkinson’s disease product candidates.

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

In February 2015, we entered into a long-term manufacturing contract with a reputable U.S. cGMP drug production manufacturer for the reformulated LD/CD drug product used in our LD/CD product candidates. We expect these drug products to be sufficient to support our clinical studies through commercialization of ND0612H and ND0612L. In parallel, we entered into an agreement with a European manufacturer as alternative supplier for the LD/CD drug product.

We also source from third-party developers and manufacturers the CRONO ND and CRONO Twin ND belt pumps, which are the current delivery devices for our Parkinson’s disease product candidates, and we engage third-party developers and designers to develop the patch-pump, which is intended to be the second-generation delivery device for certain of our product candidates in the future. We currently purchase the belt pump devices from an Italian manufacturer, Cane S.p.A., on a purchase order basis. While we have not entered into supply agreements with any medical device suppliers, we are in discussions with medical device suppliers to establish long-term supply agreements.

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

Any regulatory approval that we receive may also contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the approved product. Once a product is approved, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. For any clinical trials that we conduct post-approval, these requirements include submission of safety and other post-marketing information and reports, registration and continued compliance with cGMP. Although the manufacturing facilities of the third parties from whom we order are cGMP-certified, they may face difficulties in maintaining regulatory approval for the manufacturing and quality control process of our product candidates.

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

The medical device industry is regulated extensively by governmental authorities. The regulations are complex and are subject to rapid change and varying interpretations. Regulatory restrictions or changes could limit our ability to carry on or expand our operations or result in higher than anticipated costs or lower than anticipated sales. We intend to submit an NDA for the administration of our product candidate ND0612 for use with the CRONO Twin ND and CRONO ND devices. While such clearance is not required in order for us to receive marketing authorization for our product candidates, any delay in such process may delay the approval process for our product candidates.

Additionally, the FDA and other regulatory authorities have broad enforcement powers. Regulatory enforcement or inquiries, or other increased scrutiny on us, could dissuade some customers from using our products and adversely affect our reputation and the perceived safety and efficacy of our products and the devices we use to administer them.

Furthermore, in light of the stated policies of the incoming U.S. presidential administration, there is uncertainty with respect to the impact, if any, on the regulatory initiatives affecting us. While any legislative and regulatory changes will likely take time to develop, and may or may not have an impact on the regulatory regime to which we are subject, we cannot predict the ultimate content, timing or effect of any healthcare reform legislation or the impact of potential legislation on us.

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

We have 38 issued patents, including in Australia, Canada, Chile, China, Japan, Israel, Mexico, New Zealand, Russia, Singapore, South Africa and the United States, and have over 70 pending patent applications worldwide, including nine national phase international applications filed under the Patent Cooperation Treaty, or PCT. However, there can be no assurance that patent applications relating to our product candidates, processes or technologies will result in patents being issued, or that any patents that have been issued will be adequate to protect our intellectual property or that we will enjoy patent protection for any significant period of time. Additionally, any issued patents may be challenged by third parties, and patents that we hold may be found by a judicial authority to be invalid or unenforceable. Other parties may independently develop similar or competing technology or design around any patents that may be issued to or held by us. Our current patents will expire or they may otherwise cease to provide meaningful competitive advantage, and we may be unable to adequately develop new technologies and obtain future patent protection to preserve our competitive advantage or avoid adverse effects on our business.

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

Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

A significant invasion, interruption, destruction or breakdown of our information technology systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, information theft and/or reputational damage from cyber attacks, which may compromise our systems and lead to data leakage either internally or at our third-party providers. Our systems may be the target of malware and other cyber attacks. Although we have invested in measures to reduce these risks, we cannot assure you that these measures will be successful in preventing compromise and/or disruption of our information technology systems and related data.

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

Absent patent-term extensions, our existing patents for our product candidates will expire between 2028 and 2033. However, because of the extensive time required for development, testing and regulatory review of a potential product, and although such delays may entitle patent term extensions, it is possible that, before our product candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercial launch, thereby reducing any advantages of the patent. Our pending and future patent applications may not lead to the issuance of patents or, if issued, the patents may not be issued in a form that will provide us with any competitive advantage. We also cannot guarantee that:

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

Our success depends upon the continued service and performance of our executive officers who are essential to our growth and development. The loss of one or more of our executive officers could delay or prevent the continued successful implementation of our growth strategy, could affect our ability to manage our company effectively and to carry out our business plan, or could otherwise be detrimental to us. As of December 31, 2016, we had 55 full-time employees. Therefore, knowledge of our product candidates and clinical trials is concentrated among a small number of individuals. Members of our executive team as well as key clinical, scientific and technical personnel may resign at any time and there can be no assurance that we will be able to continue to retain such personnel. If we cannot recruit suitable replacements in a timely manner, our business will be adversely impacted.

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

Through December 31, 2015, our functional currency was the NIS but our presentation currency was and remains the U.S. dollar. Even after we transitioned to the U.S. dollar as our functional currency effective as of January 1, 2016, a significant portion of our operating expenses have continued to be incurred in NIS. The portion of our expenses that have been denominated in U.S. dollars has accounted for 16.0%, 45.0% and 55% of our expenses in the years ended December 31, 2014, 2015 and 2016, respectively. As a result, we are exposed to the risks that the shekel may appreciate relative to the dollar, or, if the shekel instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the shekel, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the shekel against the dollar. For example, the dollar appreciated relative to the shekel by 12.0% in 2014 and 0.3% in 2015, respectively, eclipsing the 0.5% rate of inflation in 2014 and compounding the negative rate of inflation (-1.0%) in Israel in 2015. In 2016, however, the shekel appreciated relative to the dollar by 1.5%, and the inflation rate was neutral (0%), thereby increasing our dollar-denominated costs slightly. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

Changes in laws, regulations or governmental policies in jurisdictions in which we operate or where our products are sold may impact our business.

We may depend on distributors and agents outside of Israel for compliance and adherence to local laws and regulations.  Significant political or regulatory developments, such as those stemming from the recent change of the presidential administration in the U.S. or the U.K.’s “Brexit” referendum could have a material adverse effect on us.

In the United States, the new presidential administration has expressed support for and may implement greater restrictions on free trade and increases tariffs on goods imported into the United States, as well as a comprehensive tax reform, including in corporate and income taxation. We cannot predict whether quotas, duties, tariffs, taxes or other similar restrictions will be imposed by the United States or other countries upon the import or export of our products in the future. However, given our significant sales, distribution, import and manufacturing operations in the U.S., changes in U.S. political, regulatory and economic conditions or in its policies governing international trade and foreign manufacturing and investment in the U.S. could adversely affect our business.

In the United Kingdom, a recent referendum was held in which voters approved an exit from the European Union (“E.U.”), commonly referred to as “Brexit.” On February 8, 2017, the U.K.’s House of Commons approved a bill authorizing the government to start exit talks with the E.U. The impact on us from Brexit will depend, in part, on the outcome of tariff, trade, regulatory and other negotiations. As a result of the referendum, the global markets and certain currencies have been adversely impacted, including a sharp decline in the value of the British pound as compared to the U.S. dollar, which led to decrease in our revenues generated from sales in the U.K. A potential devaluation of the local currencies of our buyers in the U.K. and the E.U. relative to the U.S. dollar may impair the purchasing power of our international buyers and could cause international buyers to decrease their participation in our marketplaces or use of our services.

Volatility in the foregoing exchange rates resulting from Brexit may continue as the U.K. negotiates its exit from the E.U. We translate sales and other results denominated in foreign currency into U.S. dollars for our financial statements. During periods of a strengthening U.S. dollar, our reported international sales and earnings would be reduced because these currencies would translate into fewer U.S. dollars. Furthermore, brexit could also lead to legal uncertainty and potentially divergent national laws and regulations as the U.K. determines which E.U. laws to replace or replicate, any of which could adversely affect our business, financial condition, operating results and cash flows. Any of these effects of Brexit, among other factors, could adversely affect our business, financial condition, operating results and cash flows.

Risks Related to Our Ordinary Shares

Our share price has been, and may continue to be, volatile, and you may lose all or part of your investment.

Our ordinary shares were first offered publicly in our initial public offering in November 2014, at a price of $10.00 per share, and our ordinary shares have subsequently traded as high as $30.45 per share and as low as $5.67 per share through March 15, 2017. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

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

Three of our directors beneficially own approximately 33.7% of our ordinary shares. As a result, these shareholders, acting together, could exercise a controlling influence over our operations and business strategy and will have sufficient voting power to control the outcome of various matters requiring shareholder approval. These matters may include:

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

We would lose our foreign private issuer status if (i) a majority of our shares are held of record by U.S. residents, and either (ii)(A) a majority of our directors or executive officers are U.S. citizens or residents or (ii)(B) we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose more detailed information about the compensation of our senior executive officers on an individual basis. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

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

As of March 15, 2017, there were 26,338,138 of our ordinary shares outstanding. Sales by us or our shareholders of a substantial number of ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Shares held by our pre-IPO shareholders are now eligible for sale under Rule 144 of the Securities Act, which could facilitate additional downward pressure on the market price of our ordinary shares.

The holders of 8,057,760 of our ordinary shares are entitled to require that we register under the Securities Act the resale of their shares into the public markets. All shares sold pursuant to an offering covered by such registration statement will be freely transferable. See “ITEM 7.B — Related Party Transactions — Registration Rights”.

In addition to these registration rights, approximately 3.1 million ordinary shares are subject to outstanding options granted to employes and office holders under our equity incentive plans, including approximately 1.5 million ordinary shares issuable under currently exercisable share options as of March 15, 2017. Upon issuance, such shares may be freely sold in the public market, except for shares held by affiliates who have certain restrictions on their ability to sell.

We believe we were a passive foreign investment company, or PFIC, for the taxable year ending December 31, 2016 and expect to be classified as a PFIC for the taxable year ending December 31, 2017.

A non-U.S. corporation will be classified as a PFIC for federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either at least 75% of its gross income is “passive income,” or at least 50% of the average quarterly value of its total gross assets (which, in our case, may be determined in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of passive income. Based on certain estimates of our gross income and gross assets and the nature of our business, we believe, and you should assume, that we were classified as a PFIC for the taxable year ending December 31, 2016. We furthermore expect to be classified as a PFIC for the 2017 tax year. Because we must determine our PFIC status annually based on tests, which are factual in nature, our status in 2017 and future years will depend on our income, assets and activities in those years. There can be no assurance that we will not be considered a PFIC for any taxable year.

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

We have never declared or paid cash dividends on our share capital, nor do we anticipate paying any cash dividends on our share capital in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares will be an investor’s sole source of gain for the foreseeable future. In addition, Israeli law limits our ability to declare and pay dividends, and may subject our dividends to Israeli withholding taxes, and our payment of dividends (out of tax-exempt income) may subject us to certain Israeli taxes, to which we would not otherwise be subject (see “ITEM 8. FINANCIAL INFORMATION—A. Consolidated Statements and Other Financial Information—Dividend Distribution Policy,” “ITEM 10. Additional Information—B. Articles of Association—Dividend and Liquidation Rights” and “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS—A. Operating Results—Israeli Tax Structure and Tax Programs That May Become Applicable to Our Company”).

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or if our internal controls over financial reporting are not effective, investors may lose confidence in the accuracy and the completeness of our financial report,s the reliabiliyt of our financial statements may be questioned and our share price may suffer.

We are required to comply with the internal control, evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act as of this annual report. Pursuant to Section 404(a) of the Sarbanes-Oxley Act, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting. Pursuant to Section 404(b) of the Sarbanes-Oxley Act, unless we lose our status as an “emerging growth company” under the JOBS Act prior to the end of the fiscal year in which the fifth anniversary of our initial public offering occurred, we will not be required to obtain an auditor attestation under Section 404 of the Sarbanes-Oxley Act until the year ended December 31, 2019.

To maintain the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, we expect that we will need to continue enhancing existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future. The process of evaluating our internal control over financial reporting requires an investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. The determination and any remedial actions required could divert internal resources and take a significant amount of time and effort to complete and could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants.

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

Recent political uprisings, social unrest and violence in various countries in the Middle East and North Africa, including Israel’s neighbors Egypt and Syria are affecting the political stability of those countries. This instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and these countries and have raised concerns regarding security in the region and the potential for armed conflict. Furthermore, several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in the region continue or intensify. Such restrictions may seriously limit our ability to sell our products to customers in those countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturns in the economic or financial condition of Israel, could materially and adversely affect our operations and product development, detrimentally affect our potential to generate revenues and adversely affect the share price of publicly traded companies having operations in Israel, such as us. Similarly, Israeli corporations are limited in conducting business with entities from several countries. For example, in 2008, an Israeli law was enacted forbidding any investments in entities engaged in business with Iran.

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

Certain Israeli governmental grants that we received for certain of our research and development activities in Israel may restrict our ability to transfer manufacturing operations or technology outside of Israel without obtaining a pre-approval from the relevant authorities and, in certain circumstances, payment of significant amounts to the authorities.

Our research and development efforts were and are financed in part through grants from the National Technological Innovation Authority, or the Innovation Authority (formerly operating as Office of the Chief Scientist of the Ministry of Economy of the State of Israel, or the OCS). As of December 31, 2014, 2015 and 2016, we had received, cumulatively, $1.9 million, $2.8 million and $2.8 million, respectively, from the OCS and/or the Innovation Authority for our research and development programs. As of December 31, 2016, we had not paid any royalties to the OCS and/or the Innovation Authority.

We must comply with the requirements of the Israeli Encouragement of Research, Development and Technological Innovation Law, 5744-1984, or the Innovation Law (formerly known as the Encouragement of Industrial Research and Development Law, 5744-1984, or the Research Law), and related regulations, with respect to those grants.

When a company develops know-how, technology or products using grants provided by the Innovation Authority, the terms of those grants and the Innovation Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel. Even after the repayment of such grants in full, we will remain subject to the restrictions set forth under the Innovation Law, including:

•	Transfer of know-how outside of Israel. Any transfer of the know-how that was developed with the funding of the Innovation Authority, outside of Israel, requires prior approval of the Innovation Authority, and the payment of a redemption fee.

•	Local manufacturing obligation. The terms of the grants under the Innovation Law require that the manufacturing of products resulting from Innovation Authority-funded programs be carried out in Israel, unless a prior written approval of the Innovation Authority is obtained (except for a transfer of up to 10% of the production rights, for which a notification to the Innovation Authority is sufficient).

•	Certain reporting obligations. We, as any recipient of a grant or a benefit under the Innovation Law, are required to file reports on the progress of activities for which the grant was provided as well as on our revenues from know-how and products funded by the Innovation Authority. In addition, we are required to notify the Innovation Authority of certain events detailed in the Innovation Law.

Therefore, if aspects of our technologies are deemed to have been developed with Innovation Authority funding, the discretionary approval of an Innovation Authority committee would be required for any transfer to third parties outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the Innovation Authority may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

The transfer of Innovation Authority -supported technology or know-how outside of Israel may involve the payment of significant amounts, depending upon the value of the transferred technology or know-how, the amount of Innovation Authority support, the time of completion of the Innovation Authority -supported research project and other factors. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with Innovation Authority funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the Innovation Authority.

An extensive amendment to the Innovation Law came into effect as of January 1, 2016, or the Amendment, which may also affect the terms of existing grants. The Amendment provides for an interim transition period (which has not yet expired), after which time our grants will be subject to terms of the Amendment. Under the Innovation Law, as amended by the Amendment, the Innovation Authority is provided with a power to modify the terms of existing grants. Such changes, if introduced by the Innovation Authority in the future, may impact the terms governing our grants.

We may not be eligible for tax benefits that may be available to us under Israeli law and such benefits may be terminated or reduced in the future.

We may be eligible for certain tax benefits provided to “Preferred Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. In order to be eligible for the tax benefits for “Preferred Enterprises,” we must meet certain conditions stipulated in the Investment Law and its regulations, as amended. If we do not satisfy these conditions, our Israeli taxable income would be subject to regular Israeli corporate tax rates, which in 2017 is set at 24% and as of 2018 will be 23% (the corporate tax rate was 26.5% and 25% in 2015 and 2016, respectively). Even if we were to become eligible for these tax benefits, they may be reduced, cancelled or discontinued. See “ITEM 5.A Operating Results—Israeli Tax Structure and Tax Programs That May Become Applicable to Our Company—Law for the Encouragement of Capital Investments, 5719-1959.”

We may be required to pay monetary remuneration to employees for their service inventions, even if the rights to such inventions have been assigned to us.

We enter into assignment-of-invention agreements with our employees pursuant to which such individuals agree to assign to us all rights to any inventions created in the scope of their employment or engagement with us. A significant portion of our intellectual property has been developed by our employees during the course of their employment by us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the scope of his or her employment with a company are regarded as  “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. Although our employees have agreed to assign to us service invention rights, as a result of uncertainty under Israeli law with respect to the efficacy of waivers of service invention rights, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

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

Our full, legal name is NeuroDerm Ltd. and we were incorporated under Israeli law as a limited liability company in March 2003. We are a clinical-stage pharmaceutical company developing next-generation, drug-device combinationsfor central nervous system, or CNS, disorders through proprietary formulations based on existing drugs that are intended to make a significant difference in patients’ lives. Product candidates in our pipeline are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration, primarily subcutaneously or transdermally. Additionally, because our product candidates are based on reformulations of leading, approved drugs, we believe that most of them qualify for an accelerated, lower risk regulatory pathway to marketing approval.

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

In December 2016, we consummated a follow-on offering, pursuant to which we sold 4.6 million ordinary shares, generating aggregate net proceeds (after underwriting discounts, commissions and expenses) of $80.8 million.

We are subject to the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law. Our corporate headquarters are located at Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, Israel. Our telephone number is +972 (8) 946-2729 and our web site is located at www.neuroderm.com (the information contained therein or linked thereto shall not be considered incorporated by reference in this annual report). Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

B.	Business Overview

We are a clinical-stage pharmaceutical company developing next-generation drug-device combinations for CNS disorders through proprietary formulations based on existing drugs that are intended to make a significant difference in patients’ lives. Product candidates in our pipeline are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration, primarily subcutaneously or transdermally. Additionally, because our product candidates are based on reformulations of leading, approved drugs, we believe that most of them qualify for an accelerated, lower risk regulatory pathway to marketing approval.

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

In a recently completed 28-day multicenter, international (U.S., EU and Israel), parallel-group, blinded rater, randomized Phase II study (trial 006), we investigated the efficacy, safety, tolerability and pharmacokinetics of two dosing regimens (R1 and R2) of ND0612H and compared them to the baseline of standard optimized oral therapy. Preliminary results demonstrate that the R1 dosing regimen significantly reduced OFF-time and significanty increased ON-time with no or mild dyskinesia. A substantial percentage of subjects experienced complete resolution of OFF-time.

In a previously completed Phase IIa dose-finding trial, we examined the plasma levodopa concentrations achieved in individual Parkinson’s disease patients treated with ND0612H and ND0612L for eight hours. The high average plasma levodopa concentrations achieved with ND0612H in this trial indicate that ND0612H may offer a viable nonsurgical alternative to more nvasive surgical procedures for advanced Parkinson’s Disease.

In addition, in our completed Phase II trial with ND0612L, we examined plasma levodopa concentrations of individual Parkinson’s disease patients treated with optimized, current standard of care and either ND0612L or a placebo as an add-on for 14 days. In this trial, treatment with ND0612L demonstrated major clinical benefits over the placebo in all objective, in-clinic, pre-specified, exploratory efficacy end points, including OFF-time reduction, which was not accompanied by an increase in troublesome dyskinesia.

Clinical Status of Product Candidates

Our expectations below regarding the timing of our clinical trials for our product candidates are estimates, which may change as we progress through the clinical trials and engage in discussions with regulatory agencies since we have not yet some of the pivotal trials or have not opened yet all study sites. The following chart provides a summary of our development pipeline:

Product Candidate	Active Drug Compound	Administration	Indication	Clinical Status
ND0612*	LD/CD	Subcutaneous	Patients with Parkinson’s Disease and motor fluctuations / advanced PD patients

•     Completed Phase II trials and preliminary results announced in March 2017

•     Completed PK Pilot Dose Finding Trial and results announced in June 2016

•     Ongoing Long-Term Safety Trial (BeyoND)

•     Ongoing Phase III Efficacy Trial (iNDiGO)

•     Anticipated comparative pharmacokinetic (PK) trials

ND0701	Apomorphine	Subcutaneous	Severe Parkinson’s Disease**

•     Completed pilot study comparing PK of ND0701 with commercial apomorphine

•     Planned follow-up comparison PK study in 2017

•     Planned meeting with EU authorities to discuss regulatory requirements for submission

ND0801	Opipramol and nicotine	Transdermal	Cognition disorders associated with CNS diseases

•     Ongoing open-label, Phase IIa, proof-of-concept dose escalation trial

•     Interim results received for Phase IIa proof-of-concept study with patients suffering from ADD/ADHD at two centers in Israel; awaiting final results

*	Includes the low and high doses of ND0612.
**	Primarily for patients who suffer from high motor fluctuations and who do not respond well to LD/CD.

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

The EPDA estimates that 6.3 million people worldwide suffer from Parkinson’s disease. The Michael Jay Fox Foundation, or MJFF, estimates that at least one million people who suffer from Parkinson’s disease live in the United States, representing an estimated one in one hundred people over age 60. According to the International Parkinson and Movement Disorder Society, the prevalence of diagnosed patients with the disease will likely double from 2010 to 2040 due to increased life expectancy. Additionally, it estimates that Parkinson’s disease patients in the United States spent over $14 billion on medical expenses in 2010. According to GlobalData Ltd., the global Parkinson’s disease drug market was approximately $3.3 billion in 2010. According to the Michael Stern Parkinson’s Research Foundation, drugs used to treat Parkinson’s disease patients can cost up to $6,000 a year in the United States. First year surgery and devices for more severe patients can cost up to $100,000, with Duodopa costing approximately $70,000 a year, outside of the United States.

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

Moderate Parkinson’s disease

Within two to five years from the diagnosis of Parkinson’s disease, the disease progresses to the moderate stage when, despite optimized LD/CD therapy, patients develop motor complications, i.e., more frequent daily “off” time causing limited mobility. At this stage of the disease, performing normal physical tasks becomes more difficult for such patients due to increased “off” time and dyskinesia. In addition, patients at this stage begin to suffer from morning akinesia. Patients with moderate Parkinson’s disease are dependent on, and typically treated with, high doses of LD/CD. For example, patients may receive extended-release tablets of dopamine agonists in order to treat the symptoms of Parkinson’s disease. One such extended-release tablet, Mirapex ER, had annual peak sales of $810 million worldwide in 2010.

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

Similarly, Duodopa, which had sales of $293 million for the year ended December 31, 2016, is a high dose LCIG product that was recently approved in the United States under the name Duopa. Duodopa is administered into the duodenum via a permanent tube that is surgically inserted into the duodenum. Surgery for treatment with Duodopa involves general anesthesia and significant costs requiring gastrointestinal surgery. Patients receiving this form of treatment face potential complications, such as connector leakage, dislocation or movement of the intestinal tube, wound infection or peritonitis. In addition, patients must continuously carry a large, bulky shoulder-worn pump attached to their duodenum during the day. Duodopa is designed for continuous 16-hour administration of a gel form of high-dose LD/CD. Patients usually remove the pump at night, which affects quality of sleep and results in morning akinesia. Such complications and restrictions acutely limit the patients’ day-to-day activities and prevent many of the patients from having this treatment.

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

Our Parkinson’s disease product candidates are drug-device combination products, with distinct devices and varying LD/CD or apomorphine concentrations and dosages that are tailored to treat certain populations of Parkinson’s disease patients. See “— Our Solutions for Parkinson’s Disease — Delivery devices.” To further the clinical development of our product candidates, the MJFF awarded us $1.0 million grants in each of 2010 and 2013.

Advanced Parkinson’s Disease: ND0612H

We are developing ND0612H for the treatment of patients suffering from advanced Parkinson’s disease and for whom oral drugs are no longer effective. ND0612H is designed to be more effective therapy than oral LD/CD, and we believe it will offer a safe and effective alternative to surgery and other highly invasive and complicated treatments such as DBS and LCIG. ND0612H is designed to provide continuous subcutaneous delivery of an adjustable dose LD/CD formulation in order to reduce the motor complications associated with orally administered LD/CD by maintaining controlled and steady plasma levodopa concentration levels between 1,500 and 2,000 ng/ml, which are currently achieved only with Duodopa. Like ND0612H, ND0612L is designed to continuously administer LD/CD over night to avoid morning “off” time and improve sleep quality. Furthermore, unlike Duodopa’s 16-hour, duodenal administration by way of a large shoulder-worn pump, ND0612H’s 24-hour, subcutaneous administration by way of the CRONO Twin ND, a more convenient and smaller belt-pump (described below) that resembles the administration of insulin to diabetic patients. Depending on the results of our clinical trials and the regulatory approval process, we expect to submit applications for marketing approval in Europe and the United States for ND0612H in the second half of 2018.

Moderate Parkinson’s Disease: ND0612L

We are developing ND0612L for the treatment of patients at the moderate stage of Parkinson’s disease that can no longer effectively control motor complications with oral levodopa. Each dose of ND0612L is designed to be continuously administered subcutaneously to such patients for a 24-hour period via the CRONO ND belt pump (described below). ND0612L is designed to administer approximately 40% of the maximum daily levodopa dosage delivered by ND0612H. By maintaining a steady plasma levodopa concentration between 700 and 1,000 ng/ml, we aim to reduce dyskinesia and “off” periods and to improve sleep quality. In addition, we are designing ND0612L to allow patients to receive LD/CD overnight. We expect that ND0612L will serve as a second-line therapy for patients suffering from moderate Parkinson’s disease and may be used as an adjunct or mono-therapy. Depending on the results of our clinical trials and the regulatory approval process, we expect to submit applications for marketing approval in the United States and Europe for ND0612L in 2018.We are also developing with third-party medical device designers and manufacturers a smaller, next-generation patch-pump device for use with ND0612L in the future.

Moderate to Severe Parkinson’s Disease: ND0701

In addition to our LD/CD Parkinson’s Disease product candidates, we have also developed ND0701, an apomorphine-based product candidate designed to offer a next-generation alternative to the continuously administered apomorphine product currently approved and sold outside the United States in order to significantly improve local tolerability and allow a much lower daily administration volume. ND0701, for patients who suffer from Parkinson’s disease, may be used mostly by patients who suffer from high motor fluctuations and who do not respond well to LD/CD. ND0701 is administered via CRONO ND belt pump (as described below). See “— Our Solutions for Parkinson’s Disease — Clinical trials of ND0701.”

Our Cognition Disorder Product Candidate

We are also developing a product candidate, ND0801, to treat cognition disorders associated with CNS diseases, such as ADD/ADHD, Alzheimer’s disease and schizophrenia. ND0801’s reformulation is designed to be a tansdermal patch of opipramol and nicotine, intended to become a safe and non-addictive nicotine-based treatment administered via a transdermal patch. See “— Cognition and our ND0801 Product Candidate.”

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

•	CRONO ND. CRONO ND is a simple-to-operate, fixed-dose belt pump that operates 24 hours a day and can be preprogrammed to the desired delivery profile of LD/CD. This device is used to administer our ND0612L and ND0701 drug formulations. CRONO ND consists of two parts: a preprogrammed pump device that regulates the delivery rate of the drug, and a single-use, disposable cartridge, which holds our liquid reformulation of LD/CD and which is connected to an infusion tube. For ND0612L, the CRONO ND infusion tube is attached to a small disposable cannula, or flexible needle, positioned to subcutaneously deliver 4.5ml of LD/CD to the patient per day. The disposable cartridge and the infusion set are discarded and replaced by the patient daily.

•	CRONO Twin ND. CRONO Twin ND is also a simple-to-operate, adjustable belt pump. The durable belt pump fits into a case that can be attached to a patient’s belt and shares the same characteristics of the CRONO ND, in that it is preprogrammed to pump up to 12ml of LD/CD subcutaneously for 24 hours a day through a small tube connected to the disposable cartridge. However, the CRONO Twin ND belt-pump delivers LD/CD subcutaneously through two insertion points, allowing administration of up to 2.6 times more levodopa than CRONO ND.

•	Second-Generation Patch Pump. We have engaged third-party firms to design and eventually manufacture a patch pump that will be used for the administration of ND0612L and ND0701. The patch pump would be worn directly on the skin underneath a patient’s clothing and preprogrammed to subcutaneously deliver our reformulated drugs 24 hours a day without requiring further attention from the patient. The patch pump will be a smaller and even more convenient device than CRONO ND, with similar characteristics: a single-use portion, from which the cannula is placed under the skin, and a durable portion, which controls and regulates the administration of the drug. We currently expect that the patch pump will be utilized in our ND0612L and ND0701 product candidates.

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

We have conducted multiple preclinical studies with ND0701. Based on such studies, the pharmacokinetics of ND0701 was found to be equivalent to that of the commercial apomorphine-HCl solution, Apo-Go. We have also completed a 28 days local tolerability study to support further clinical study. Based on histological and MRI evaluation, ND0701 was found to have favorable local safety, even when administered at concentrations five times higher than Apo-Go.

Completed clinical trials

To date, we have completed the following clinical studies for ND0612 using the CRONO ND belt-pump device design:

Phase I and Phase Ib —ND0612L—Israel.  We conducted a Phase I, single dose, 24-hour continuous administration, single-center, randomized, double-blind, placebo-controlled dose escalation study to evaluate the safety, tolerability and plasma levodopa concentration following continuous subcutaneous delivery of LD/CD in 36 healthy subjects for one day. The subjects were divided into six equal groups, receiving LD/CD at a rate of (i) 80 µl/h; (ii) 120µl/h; (iii) 160 µl/h; (iv) 200 µl/h; (v) 200µl/h using a shorter cannula infusion; or (vi) 240 µl/h. The primary endpoint was the drug’s safety and tolerability and its pharmacokinetic attributes under each rate of infusion. Data showed that the plasma levodopa levels increased linearly with the dose. The following chart shows mean plasma levodopa concentrations at varied doses of LD/CD from 15 to 24 hours after infusion. Pursuant to the design of the study, the infusion occurred at hour zero but the plasma sampling commenced at hour 15. For the purposes of this chart, we combined the two groups of patients who received LD/CD at the rate 200 µl/h and 200µl/h using a shorter cannula infusion as there was no statistical difference in the mean LD plasma concentrations of these patients.

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

Phase IIa —ND0612L—Israel.  We conducted a Phase IIa, single dose, 24-hour continuous administration, single-center, randomized, double-blind, placebo-controlled, cross-over study on eight subjects with moderate Parkinson’s disease. The eight subjects were randomly treated with either placebo or ND0612L continuously for twenty-four hours. One week later, the same eight subjects switched to the other treatment (e.g., patients who had previously received placebo were treated with ND0612L) and received such treatment continuously for twenty-four hours. The primary endpoint was the pharmacokinetic attributes of the plasma concentrations of levodopa following subcutaneous delivery of ND0612L, and the secondary endpoint was the safety and tolerability of ND0612L compared to saline. The preliminary data showed that subcutaneous delivery of ND0612L achieved steady-state plasma levodopa concentrations ranging from 700-1,000 ng/ml (which is estimated to be within the typical therapeutic range). Additionally, fluctuations in plasma levodopa concentration were significantly reduced. The chart below compares the mean plasma levodopa concentrations in subjects treated either with ND0612L or a saline solution. All patients received Stalevo, an orally administered triple combination drug that includes levodopa, carbidopa and entacapone. The addition of carbidopa and entacapone extends the half life of levodopa. Continuous administration of ND0612L resulted in subjects having a higher mean plasma levodopa concentration than the control group.

Phase II —ND0612L— Israel. In October 2014, we successfully completed a randomized, placebo-controlled, double-blind clinical study of ND0612L of 30 subjects with moderate to severe Parkinson’s disease. The purpose of this study was to examine the safety, tolerability, LD/CD plasma levels (pharmacokinetics) and exploratory efficacy end points following subcutaneous delivery of ND0612L.

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

• Off-time:  A mean reduction of two hours versus placebo was observed in the ND0612L treated group in spite of a marked reduction in oral levodopa dose. Moreover, the reduction in “off” time was not accompanied by an increase in troublesome dyskinesia.1

51

___________________________________

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

Phase IIa — ND0612H and ND0612L—Israel.  In December 2014, we successfully completed a multicenter, open-label, dose-finding Phase IIa study of 16 subjects with motor complications caused by Parkinson’s disease. The primary endpoints of this study were to assess the safety, tolerability and pharmacokinetics of six dose regimens of ND0612H and ND0612L compared to the patient’s standard oral doses of LD/CD, including high and low concentrations of carbidopa and the concomitant administration of oral entacapone. Sixteen advanced Parkinson’s disease patients (all of whom completed the study), with motor fluctuations, chronically treated with standard oral LD/CD, were enrolled in the study and were treated with ND0612L (n=9) or ND0612H (n=7) for eight hours per day, for three consecutive days, with high and low doses of CD, and with adjunct oral entacapone.

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

Pharmacokinetic(PK) Pilot Study —ND0612H

We have commenced bioequivalence clinical trials that compare the level of ND0612 in plasma to existing forms of treatment that require surgical intervention. Our initial such trial was an open-label, pharmacokinetic, or PK, pilot dose study on 36 healthy volunteers. The primary endpoint was to define the bioequivalent dose of the LD/CD plasma concentrations of ND0612H compared to Duodopa.

In June 2016, we announced topline results of this study. The results demonstrated, among other findings, that ND0612H levodopa exposure levels had lower inter-subject variability, or CV%, than DUODOPA and that administration of comparable levodopa doses resulted in higher total plasma exposure, or AUC, from ND0612H than from DUODOPA, suggesting a higher bioavailability for ND0612H. Although not an objective of this trial, the 90% confidence interval of the geometric mean ratios of the two drugs in both parameters were found to lie within the bio-equivalence range, a finding that is statistically significant (p<0.001 for AUC, p=0.015 for Cmax) and lies within regulatory authorities’ bioequivalence acceptance criteria.

Phase II — ND0612H — United States, Europe and Israel.  In December 2016, we completed patient enrollment and treatment in a 28-day, multicenter, parallel-group, single blind (rater-blinded), randomized pilot Phase II study of 38 subjects, with advanced Parkinson’s disease, who experience at least 2.5 hours of “off” time per day and whose symptoms are not adequately controlled with oral medications.

Trial 006 Design

Trial 006 was a 28-day multicenter, international (US, EU and Israel), parallel-group, blinded rater, randomized Phase II study that investigated the efficacy, safety, tolerability and pharmacokinetics of two dosing regimens (R1 and R2) of ND0612H and compared them to the baseline of standard optimized oral therapy:

•	R1: 24 hour administration of ND0612H (720/90mg LD/CD) at a high day rate for 18 hours and a low night rate for 6 hours.

•	R2: 14 hour administration of ND0612H during the waking hours (538/68mg LD/CD) complemented by a morning dose of 150/15mg oral LD/CD.

In addition, all patients could add oral LD/CD therapy at any time as needed. The 38 enrolled subjects had typical characteristics for patients with advanced Parkinson’s disease including: an average age of 63.5 years, 11.5 years since diagnosis and an average baseline OFF-time of 5.3 hours per day.

Trial 006 Preliminary Results

OFF-time (primary endpoint):

The primary endpoint was met in R1. From 5.5 hours at baseline, the OFF-time was reduced by 2.8 hours (p equals 0.004). There was a smaller, non-statistically significant reduction of 1.3 hours in OFF-time in R2.

“ON” by 8:00am and 9:00am (key secondary endpoint):

In R1, the proportion of patients who achieved the first “ON” by 8:00am (as reported by the patient) increased from 11% at baseline to 50% by day 28 (p equals 0.020), and, by 9:00am, from 26% at baseline to 75% (p equals 0.004). In R2, dosing began in the morning and there was therefore no improvement from baseline at either timepoint.

Complete reduction of OFF-time (post-hoc analysis):

As demonstrated in the chart below, in R1, 42% of patients had a complete reduction in OFF-time to zero hours (in R2, 11% experienced complete resolution of OFF-time). Patients who experienced reduction in OFF-time (greater than 0 hours change) during the trial were defined as “Responders” and constituted 68% of all patients (12 patients in R1 and 14 patients in R2). Eight (66%) of the Responders in R1 (and two (14%) of the Responders in R2) experienced a complete reduction of their OFF-time to zero hours; all Responders in R1 experienced a reduction of more than 50% in their OFF-time.

“Good” ON (secondary endpoint):

Good ON (defined as “ON” with no or mild dyskinesia, as assessed by the blinded rater) increased in R1 from 9.2 hours by 3.7 hours (p less than 0.001), and in R2 from 8.5 hours by 2.8 hours (p equals 0.003).

Unified Parkinson’s Disease Rating Scale (UPDRS) III by 8:00am (post-hoc analysis):

UPDRS III score by 8:00am decreased in R1 from 37.4 at baseline by 19.1 points (p less than 0.001) and from 37.3 at baseline by 10.7 points in R2 (p equals 0.001).

Troublesome Dyskinesia (post hoc analysis):

Troublesome dyskinesia (defined as “ON” with moderate or severe dyskinesia as assessed by the blinded rater) decreased from 5.1 hours at baseline by 3.5 hours (p equals 0.011) in the subgroup of all patients who had at least 1 hour of troublesome dyskinesia at baseline (N equals 14, R1 and R2 combined).

Oral LD Dosing and Frequency (post hoc analysis):

Average dosing frequency of oral levodopa decreased in all patients from 6.6 times at baseline to 2.3 times per day by day 28. The average dose of oral LD decreased from approximately1100mg at baseline to approximately 330mg.

Safety and Tolerability:

33 subjects (87%) out of 38 completed the study with 5 who did not complete the study, two of which were due to adverse events: one due to an infection at the infusion site and the other due to worsening of symptoms. Infusion site reactions (nodules, bruising and erythema) were common yet generally well tolerated. These results corroborate the safety and tolerability data obtained in previous studies and did not raise new safety or tolerability concerns.

Preliminary trial 006 results demonstrate that the R1 dosing regimen provides a significant reduction in OFF-time and a significant increase in ON-time with no or mild dyskinesia and together with a reduction in LD avarage dose and frequncy. A substantial percentage of subjects experienced complete resolution of OFF-time.

Benefits were also seen with the R2 regimen in spite of the study design whereby patients started levodopa therapy later in the morning. ND0612H devices were generally found to be reliable with only few minor, correctable malfunctions reported. No inconvenience related to the wearing of the device was reported for either day or night administration.

Current and future clinical trials with ND0612H and ND0612L

Our ongoing and currently-planned clinical trials are a function of our regulatory pathway strategies for obtaining approval of ND0612 from the FDA and EMA.

In late October 2016, we held an End-of-Phase 2 meeting with the FDA, during which we discussed the regulatory development strategy for ND0162H and ND0612L. Based on such discussions and responses from the FDA, we have amended our clinical development strategy for these product candidates. Instead of conducting large Phase 3 clinical efficacy trials, we intend to pursue marketing approval in the United States for ND0612L and ND0612H via a comparative bioavailability 505(b)(2) regulatory pathway. In order to submit an 505(b)(2)-based NDA, we plan on conducting several comparative PK studies against Duodopa/Duopa, an FDA-approved drug for the treatment of “late stage” and “advanced” Parkinson’s disease.

In January 2017, we held a meeting with EMA’s Scientific Advice Working Party to discuss ND0612. Based on this meeting and on the preliminary results of our phase II trial (006), we have modified our EU clinical and regulatory development path. Upon the completion of our ongoing trials, we plan to submit a marketing application based on the results of an amended iNDiGO phase III efficacy study and the ongoing BeyoND (trial 012) long-term safety trial, seeking to obtain a broader label for ND0612 than the label that could have been granted under a PK regulatory route in the EU.

The following table summarizes ongoing and/or currently-planned clinical trials and studies with respect to our pipeline product candidates, which reflects our updated strategy based on our most recent discussions with the FDA and the EMA:

Study	Actual or Estimated Start Date	Population Type**	Design*	No. Patients	Primary Endpoint	Treatment Duration
Clinical Development of ND0612

iNDiGO Phase III Effiacy Trial	Ongoing*	PD	Double blind	240	Efficacy	16 weeks (optional 1 yr extension)
PK Trials	2017	PD	PK	70-80	Bioequivalence†	Approximetly 1 week
BeyoND Safety Trial (Safety follow-up)	Ongoing	PD	Open	~150	Local safety	12 months (optional 1 yr extension)

*	“PK” stands for pharmacokinetic.
**	“PD” stands for patients suffering from Parkinson’s disease.

Ongoing and Planned Studies

•	BeyoND Safety Follow-up— ND0612H — International. We initiated in 2016 a multicenter, open extension study of ND0612H, to follow approximately 100 patients in order to assess the long-term safety, particularly dermal safety, of continuous subcutaneous infusion of ND0612H. Following our meeting with the FDA in October 2016, we decided to add approximately 50 patients to this safety trial. These additional patients will be subject to a different dosing regimen that is in line with our above-described PK trials. We expect results from this trial in 2018.

•	iNDiGO Phase III Efficacy Study — ND0612— International. We plan to amend and restart the iNDiGo trial to support a broad label claim in the EU for ND0612. iNDiGO is a 16-week, international, multicenter, randomized, double-blind, placebo controlled, parallel group study designed to compare the efficacy, safety and tolerability of continuous subcutaneous infusion of adjunct ND0612 therapy with oral standard-of-care and placebo in patients who suffer from motor fluctuations despite optimized standard-of-care therapy. The trial will enroll 240 patients, who will be randomized to receive either continuous subcutaneous infusion of ND0612H, ND0612L or a placebo replaced every 24 hours during the 16-week treatment period. The primary endpoint is the change from baseline to week 16 in the mean percentage of “OFF” time, defined as periods of motor fluctuations that result in decreased mobility during waking hours, based on patients’ home diary assessments and will include a responder analysis.

•	PK Trial — ND0612 — United States and Europe. We plan to initiate open-label, bioequivalence studies with ND0612 with approximately 70-80 patients suffering from Parkinson’s disease. We expect to commence these studies in 2017. The purpose of these studies is to obtain comparative PK data concerning ND0612 relative to Duopa/Duopdopa. The primary endpoint is to obtain bioequivalence data in furtherance of our U.S. regulatory strategy.

Clinical development and overall safety assessment of ND0612

Based on our clinical trials to date, there was no increased pattern in the type, severity or frequency of adverse events, with patients primarily experiencing mild and transient side effects. Examination of the skin at the application site revealed temporary, circumscribed, firm areas under the skin, varying in size from a pinhead to one square centimeter, which were noted only upon deep palpation and were not associated with pain or discomfort. Our phase II trial (006) safety data was consistent with prior trials and did not raise new safety or tolerability concerns. Other safety parameters, including physical examination, vital signs and electrocardiograms did not reveal any notable issues or differences between study groups.

Clinical trials of ND0701.

We currently expect to meet with the European regulatory authorities in the first half of 2017 to discuss the development strategy of ND0701. In the United States, we are evaluating the development of ND0701.

Below, we outline our current regulatory strategy with respect to ND0701.

•	Pharmacokinetic Bioequivalence- Pilot Study. In December 2016, we announced the results of a pilot study, trial 101, in 18 healthy subjects comparing the PK of ND0701, our proprietary continuous, subcutaneously delivered apomorphine liquid formulation, to commercial apomorphine in a pilot crossover, randomized, two-sequence, 12-hour study. The study results demonstrated that ND0701 produced PK results that were comparable to those produced by the referenced drug. Based on those results, we plan to pursue a PK similarity regulatory development route in the EU for ND0701 and plan to conduct a follow-up comparison PK study in 2017 (as described below).

•	Pharmacokinetic Bioequivalence Definitive Study — Europe. In 2017, we plan to conduct an open-label, bioequivalence study of 20 to 40 healthy volunteers. The purpose of the study is to compare the bioequivalence of ND0701 with that of commercial apomorphine.

•	Local Safety Follow-up Studies — Europe. We will plan eventual safety follow up studies based on the outcome of a planned meeting with EU authorities in the first half of 2017.

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

To treat cognition disorders associated with CNS diseases, we are developing ND0801, a non-addictive combination of nicotine and opripramol to be administered via a transdermal patch. We are currently developing ND0801 for the treatment of ADD/ADHD, but we may consider treating other cognition disorders associated with Alzheimer’s disease, schizophrenia or Parkinson’s disease with this product candidate, as well. For ADD/ADHD, we believe our ND0801 drug candidate will eliminate the side effects associated with the current standard of care, which are addiction and toxicity.

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

Clinical trials

We are also conducting an open-label Phase IIa proof-of-concept study with 60 patients suffering from ADD/ADHD at two centers in Israel. The study is designed to examine the safety, tolerability and optimal therapeutic doses of opipramol and nicotine, within the approved range, and to evaluate the cognitive improvement in the subjects following treatment with escalating doses of both drugs using standard cognition scale tests and computerized tests. Study completion is expected in 2017. Based on the results of the Phase IIa study, we will examine what specific cognition indications to pursue and develop a more detailed clinical plan for ND0801.

Research and Development

Our research and development strategy is centered on continuing the clinical development of our product candidates and developing additional formulations based on well-established drugs for high-value indications. Our research and development team, located at our facilities in Rehovot, Israel, consisted of 55 full-time employees as of December 31, 2016 and is supported by highly experienced consultants, comprised of our clinical guidance committee and scientific advisory board, in various research and development disciplines.

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

We received government grants (subject to the payment of royalties) as part of our research and development programs that had been approved by the Innovation Authority (formerly the OCS). As of December 31, 2014, 2015 and 2016, we had received, cumulatively, $1.9 million, $2.8 million and $2.8 million, respectively, from the Innovation Authority for our research and development programs. Additionally, we receive funding for our clinical trials through private offerings, convertible loans and third-party grants.

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

We incurred approximately $8.1 million, $12.8 million and $27.0 million in research and development expenses, net, in the years ended December 31, 2014, 2015 and 2016, respectively. See “Item 5. Operating and Financial Review and Prospects—Components of Statement of Operations—Operating expenses—Research and development expenses.”

We engage third-party research organizations to conduct clinical tests and preclinical studies to support the efficacy and safety of our products and their ingredients and to extend and validate their benefits for human health. Preclinical studies allow us to substantiate the safety of our products and obtain preliminary indications of their pharmacological profile. As of December 31, 2016, third-party research organizations had conducted more than three preclinical studies, according to the principles of Good Laboratory Practices, or GLP, and more than seven clinical studies, according to the principles of GCP, for our product candidates.

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

In addition, we are in the process of qualifing an additional EU cGMP manufacturer to serve as an alternative source for our drug developments.

Additionally, we engage a third-party supplier to provide the CRONO ND and CRONO Twin ND medical devices for the administration of our Parkinson’s disease product candidates. We currently acquire the majority of our medical devices from an Italian manufacturer on a purchase order basis. While we have not entered into supply agreements with our suppliers, we are in discussions with suppliers to establish long-term supply agreements. Moreover, our suppliers are currently developing new medical devices related to the administration of our product candidates. In order to continue enhancing our product candidates, we may participate in funding certain activities of such suppliers for the development of new medical devices. We are also working with a third-party manufacturer with respect to the design of a next-generation patch pump device for use with our ND0612L and ND0701 product candidates.

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

The active drug substances in ND0801are opipramol and nicotine . Nicotine is approved in the United States for smoking cessation, as an over-the-counter drug, as skin patches, chewing gum or lozenges, and with a prescription, as a nasal spray or an oral inhaler. Opipramol is approved for the treatment of anxiety disorder and depression in several jurisdictions, including Germany, Israel, Switzerland and Turkey. We purchase both the active drug substances for use in our clinical trials of ND0801 and the transdermal patch for ND0801 from local pharmacies in Israel. We are in the process of identifying appropriate suppliers and CMOs for the optimization and scale up of this product.

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

We have also conducted third-party sponsored research in the United States, Germany, France and United Kingdom. In the United States, the majority of the 19 payers interviewed believed that our product candidates fulfill an unmet need for Parkinson’s patients and that ND0612H and ND0612L, if regulatory approval is obtained, would likely be covered by both public and private payers. Similarly, a company-sponsored third-party report of 15 payers from Germany, France and United Kingdom concluded that the likelihood of access and reimbursement of ND0612H and ND0612L are high.

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

Our patents and patent applications underlying our product candidates cover specific compositions and methods of use of the active drug substances for the ND0612H, ND0612L, and ND0801 product candidate programs. For the ND0612H and ND0612L product candidate programs, we have 27 issued patents, including issued patents in the United States, Japan, South Africa, Canada, China, Chile, Russia and New Zealand, and have more than 53 pending patent applications worldwide, including four national phase international applications filed under the PCT. Absent patent-term extensions, these patents will expire between 2030 and 2031. Additional patent applications we have filed in this family, if approved, will expire in 2035. In addition, we have an issues U.S. patent and two pending international PCT application for the composition of ND0701. In relation to the composition and method of use related to ND0801, we have 9 issued patents, including issued patents in Australia, Canada, China, Mexico, Japan and the United States and have more than 9 pending patent applications worldwide pursuant to one national phase international application filed under the PCT. Such patents will expire between 2028 and 2031 absent patent-term extensions.

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

Parkinson’s Disease

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products, treatments or procedures that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any product that we may develop. Specifically, we may compete with companies that attempt to decrease the sharp fluctuations and improve the bioavailability and short-half life associated with orally administered LD/CD, such as Impax Laboratories Inc., XenoPort, Inc., Intec Pharma Ltd. and Depomed, Inc., which have deloped or are developing oral LD/CD drugs that include a controlled release or gastric retention attribute in order to decrease the gastronomical tract’s impact on the concentration of levodopa. Similarly, Synagile Corporation is developing a new intra-oral semi-contionus delivery device for the administration of a liquid formulation of LD/CD ester, and Abbvie is developing a liquid levodopa formaultion for continuous subcutaneous administration. If such products are approved and successfully improve the bioavailability of LD/CD or an alternative drug, the demand for our Parkinson’s disease product candidates may be significantly reduced.

Companies may also develop and market products that address other aspects of Parkinson’s disease, such as Acorda Therapeutics, Inc., which is developing a rescue, or on demand, levodopa product to address acute “off” episodes commonly associated with levodopa therapy, Sunovion , which is developing an apomorphine sublinguial strip to address acute “off” episodes and Britannia Pharmaceuticals Ltd. that markets in collaboration with U.S. World Med Apokine apomorphine injection. While such products would not directly compete with our Parkinson’s’ product candidates, as they address specific effects of Parkinson’s disease, such treatment may reduce the demand of our Parkinson’s disease product candidates.

Moreover, if one of our Parkinson’s disease product candidates obtains approval in the future, we believe that we would compete with traditional surgery and existing drug treatments of Parkinson’s disease, including the “gold standard” of treatment for the past 30 years, oral administration of levodopa. Additionally, we may directly compete with DBS and AbbVie Inc.’s product, Duodopa (EU and ROW), Duopa (U.S.), a LD/CD drug solution that comes in a gel form and is approved in the United States and in several jurisdictions including Europe, Canada and Australia. Additionally, Duodopa,which marketed in the United States under the name Duopa, has received orphan drug status in the United States for the treatment of severe stage Parkinson’s disease. Accordingly, we may not be permitted to market a product that competes with Duopa for such indications until the expiration of its orphan drug market exclusivity period, which will occur seven years after such approval.

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

Based on our clinical trials, we believe that our Parkinson’s disease product candidates will have a sustainable competitive advantage over non-surgical alternatives and a clear advantage over surgery. See “— Our Solutions for Parkinson’s Disease — Completed clinical trials ” above in this ITEM 4 for the results of our clinical trials.

Other Cognitive Disorders

Similarly, although we are in the clinical phase of ND0801 for the treatment of other cognitive disorders, such as ADD/ADHD, if ND0801 obtains approval in the future, we would compete with current treatments. For example, we are aware that a number of existing treatments for ADD/ADHD are currently on the market and are marketed by pharmaceutical companies that may be far larger and more experienced than us. Current competitor drugs to ND0801 for the treatment of ADD/ADHD include stimulants such as Ritalin and Adderall, as well as the non-stimulant drugs Strattera, Intuniv and Kapvay. Further, we recognize that patients and doctors are often unwilling to change medications, and this factor may make it difficult for ND0801 to penetrate the market, even if it receives FDA approval. However, based on our clinical trials, we believe that ND0801 will have a sustainable competitive advantage over the current alternatives, and at the very least offer an alternative mode of administration. See “— Cognition and our ND0801 Product Candidate” above for the results of our clinical trials.

Government Regulation

Our business is subject to extensive government regulation. Regulation by governmental authorities in the United States, the European Union and other jurisdictions is a significant factor in the development, manufacture and marketing of our product candidates and in ongoing research and development activities. On April 10, 2012, we held a pre-IND meeting with the DNP. In this meeting, the DNP stated that ND0612L would be eligible for the submission of a 505(b)(2) regulatory pathway application, which allows expedited regulatory development with reduced clinical trials, see — “United States — Section 505(b)(2) NDAs.” The DNP also provided a clinical trials framework that would allow for a 505(b)(2) submission. We therefore seek to submit an NDA pursuant to section 505(b)(2) of the FDCA. Following our October 2016 end-of-Phase II meeting with the FDA, based upon which we have amended our clinical development strategy, we preliminarily estimate that we will submit our 505(b)(2) NDA in the second half of 2018. As to European regulatoy approval, on May 22, 2014, the EMA confirmed that our product candidate, ND0612H, was eligible for a European Union marketing authorization application via a centralized procedure, which allows ND0612H to be able to benefit from more streamlined access to the EU market.

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

Submission of an NDA to the FDA

In the United States, we intend to rely upon our Phase II studies as well as additional data from several comparative PK studies against FDA-approved drugs, to support a Section 505(b)(2) NDA submission to the FDA. The results of the preclinical studies and clinical trials, together with other detailed information, including information on the manufacture, control and composition of the product, are submitted to the FDA as part of an NDA requesting approval to market the product candidate for a proposed indication. Under federal law, the submission of most NDAs is additionally subject to an application user fee, currently exceeding $2.1 million, and the sponsor of an approved NDA is also subject to annual product and establishment user fees, currently exceeding $104,000 per product and $554,600 per establishment. These fees are typically increased annually. Each NDA submitted to the FDA for approval is typically reviewed for administrative completeness and reviewability within 45 to 60 days following submission of the application. If found complete, the FDA will “file” the NDA, thus triggering a full review of the application. The FDA may refuse to file any NDA that it deems incomplete or not properly reviewable at the time of submission. The FDA’s established goal is to review 90% of NDA applications and original efficacy supplements given “Priority” status within six months and 90% of applications and original efficacy supplements given “Standard” status within ten months, whereupon a review decision is to be made. The FDA, however, may not approve a drug within these established goals, and its review goals are subject to change from time to time. Further, the outcome of the review, even if generally favorable, may not be an actual approval but rather an “action letter” that describes additional work that must be completed before the application can be approved.

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

In March 2010, the President of the United States signed the Patient Protection and Affordable Care Act. The the Patient Protection and Affordable Care Act substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacts the pharmaceutical industry. The comprehensive $940.0 billion dollar overhaul was expected to extend coverage to approximately 32 million previously uninsured Americans. The Patient Protection and Affordable Care Act contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse, which will impact existing government healthcare programs and will result in the development of new programs, including Medicare payment for performance initiatives and improvements to the physician quality reporting system and feedback program.

Additionally, the Patient Protection and Affordable Care Act, as limited by the U.S. Supreme Court’s decision in June 2012:

•	increases the minimum level of Medicaid rebates payable by manufacturers of brand-name drugs from 15.1% to 23.1%;

•	requires collection of rebates for drugs paid by Medicaid managed care organizations; and

•	imposes a non-deductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs” to specified federal government programs.

However, there have been proposed in Congress a number of legislative initiatives regarding healthcare, including the possible repeal and replacement of the Patient Protection and Affordable Care Act. In addition, in January 2017, an Executive Order was issued allowing administrative agencies to roll back certain provisions of the healthcare reform law. The effect of these developments is uncertain and any changes to, or replacement of, the Patient Protection and Affordable Care Act could impact the degree of health insurance coverage for treatment with our product candidates, if and when they are commercialized. With growing pressures on government budgets due to the current economic downturn, government efforts to contain or reduce health care spending are likely to gain increasing emphasis. It is uncertain what impact the incoming U.S. presidential administration will have on healthcare spending. If enacted and implemented, any measures to restrict health care spending could result in decreased revenue from our products, when they are commercialized, and decrease potential returns from our research and development initiatives.

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

We do not own any real property. We lease the office premises that we occupy in Rehovot, Israel from a private commercial property owner pursuant to the terms of a lease agreement that we entered into in February 2014, as amended in March 2017, and that has a term of four years. Our lease payments and monthly management fees total approximately $39,000 per month under the lease agreement. Such amounts are linked to the Israeli consumer price index of Feburary 2017. We occupy an aggregate of approximately 1,634 square meters at this facility.

ITEM 4A.	Unresolved Staff Comments.

Not Applicable

ITEM 5.	Operating and Financial Review and Prospects.

The information contained in this section should be read in conjunction with our financial statements for the year ended December 31, 2016 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “ITEM 3.D Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are a clinical-stage pharmaceutical company developing next-generation, drug-device combinations for CNS disorders through proprietary formulations based on existing drugs that are intended to make a significant difference in patients’ lives. Product candidates in our pipeline are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration, primarily subcutaneously or transdermally. Additionally, because our product candidates are based on reformulations of leading, approved drugs, we believe that most of them qualify for an accelerated, lower risk regulatory pathway to marketing approval.

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

We were founded in 2003 and have achieved a number of significant milestones since then:

•	In 2009, we developed the technology underlying the drug reformulations that underpin our current Parkinson’s disease product candidates.

•	In 2010, we were awarded a $1.0 million grant from the MJFF for our Phase I trial of ND0612L.

•	In 2012, we held pre-IND discussions with the Division of Neurology Products of the United States Food and Drug Administration, which resulted in a defined clinical pathway to accelerated marketing approval in the United States for ND0612L.

•	In 2013, we were awarded a $1.0 million grant from MJFF for our Phase II trial of ND0612L.

•	In 2014, we completed our initial public offering, pursuant to which we sold 4.5 million ordinary shares for net proceeds of $40.7 million.

•	In the fourth quarter of 2014, we completed our Phase II clinical study for ND0612L and our Phase IIa clinical trial for ND0612H and ND0612L in Israel.

•	In July 2015 and December 2016, we consummated follow-on offerings, pursuant to which we sold an aggregate of 9.1 million ordinary shares, for net proceeds of $152.7 million.

•	In June 2016, we completed a head-to-head pilot PK comparison trial of ND0612H to Duodopa.

•	In October 2016, we had End of Phase II meeting with the FDA, which resulted in the change of the regulatory path. We intend to pursue to a comparative bioavailability regulatory path for ND0612 based on comparative pharmacokinetic (PK) data in place of data from Phase 3 clinical efficacy trials.

•	In December 2016, we completed our Pilot PK Trial Comparing ND0701 with Commercial Apomorphine.

•	In January 2017, we held a meeting with EMA’s Scientific Advice Working Party, which resulted in our modified EU clinical and regulatory development path. Upon the completion of our ongoing trials, we plan to submit a marketing application based on the results of an amended iNDiGO phase III efficacy study and the ongoing long-term BeyoND safety trial, seeking to obtain a broader label for ND0612 than the label that could have been granted under a PK regulatory route in the EU.

•	In March 2017, we completed a Phase II study (trial 006), which, based on our preliminary analysis, demonstrated that the trial successfully met its primary, key secondary and additional secondary endpoints.

To date, we have financed our operations primarily with convertible loans, the issuance and sale of equity instruments and grants from MJFF and from the OCS.

Since our inception, we have incurred significant operating losses. Our net losses were $29.9 million, $15.6 million and $32.5 million for the years ended December 31, 2014, 2015 and 2016, respectively. As of December 31, 2016, we had an accumulated deficit of $180.7 million (which includes $99.8 million of non-cash financial expenses incurred since January 1, 2013 related to the increase in the value of loans that had been provided to us, fair value of embedded derivatives and warrants, the issuance of new shares to noteholders that was treated as an induced conversion expense, and convertible loans designated at fair value through profit or loss). We have not generated any revenue to date.

We expect to continue to incur significant expenses and net losses for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter. We anticipate that our expenses will increase substantially if and as we:

•	initiate and progress with our clinical studies for ND0612 in support of an NDA submission to the FDA and marketing authorization application to the EMA;

•	conduct a bioequivalence study of ND0701 in Europe;

•	initiate new, and continue with our ongoing, safety studies for our product candidates;

•	establish a sales, marketing and distribution infrastructure to commercialize any of our product candidates for which we may obtain marketing approval;

•	continue our research and preclinical and clinical development of ND0801;

•	fund the development and establishment of the large-scale, third-party production of the future delivery devices associated with our product candidates;

•	maintain, expand and protect our intellectual property portfolio;

•	hire additional operational, clinical, quality control and scientific personnel;

•	prepare for regulatory approval process;

•	add operational, financial and management information systems and personnel, including personnel to support our product development and any commercialization efforts;

•	acquire or in-license products and technologies; and

•	identify additional product candidates.

A.	Operating Results

Components of Statement of Operations

Revenue

Our ability to generate revenue will depend on receiving marketing authorization for, followed by successful commercialization of, our pipeline of product candidates.

Operating expenses

Research and development expenses

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect research and development costs to increase for the foreseeable future as our product candidates progress in clinical trials. See “ITEM 4. Information on the Company—B. Business Overview—Our Solutions for Parkinson’s Disease ” and “ITEM 4. Information on the Company—B. Business Overview—Cognition and our ND0801 Product Candidate.” We do not believe that it is possible at this time to accurately project total program-specific expenses to reach commercialization. There are numerous factors associated with the successful commercialization of any of our product candidates, including future trial design and various regulatory requirements, many of which still cannot be determined with accuracy at this time based on our stage of development. Additionally, future commercial and regulatory factors beyond our control will affect our clinical development programs and plans. As a result, our product development faces numerous uncertainties, including:

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

During the years ended December 31, 2014, 2015 and 2016, we incurred a total of $49.7 million in expenses for research and development, of which $1.8 million was funded by grants from MJFF and the Innovation Authority (formerly the OCS). Our research and development expenses relate primarily to the development of our Parkinson’s disease product candidates and are charged to operating expenses as they are incurred. We expect research and development expenses to increase in absolute terms in the near term.

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

National Technological Innovation Authority (formerly Office of the Chief Scientist).    We receive grants as part of our research and development programs approved by the Innovation Authority (formerly the OCS). The requirements and restrictions for these grants are described in the Innovation Law (formerly, the Research Law). Under the Innovation Law, royalties of 3% to 4.5% on the revenues derived from sales of products or services developed in whole or in part using these Innovation Authority grants are payable by us to the Israeli government. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest, generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. As of December 31, 2014, 2015 and 2016, we had received, in the aggregate (cumulatively), $1.9 million, $2.8 million and $2.8 million, respectively, from the Innovation Authority for our research and development programs. The amounts that we received during 2014 and 2015 included funding under two new grants for our research and development programs in an aggregate amount of approximately $0.7 million approved in 2014, and under one new grant for the research and development of ND0701 in an amount of approximately $1.0 million approved in 2015. Under applicable accounting rules, the grants from the Innovation Authority have been accounted for as an offset against the related research and development expenses in our financial statements. As a result, our research and development expenses are shown on our financial statements net of the Innovation Authority grants. Upon our generation of revenue, we intend to account for the royalties owed to the Innovation Authority as a liability.

In addition to paying any royalties due, we must abide by other restrictions associated with receiving such grants under the Innovation Law, which will continue to apply to us following full repayment to the Innovation Authority. These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside of Israel and require us to obtain the approval of the Innovation Authority for certain actions and transactions and pay additional royalties and other amounts to the Innovation Authority. In addition, any change of control and any change of ownership of our ordinary shares that would cause a non-Israeli citizen or resident to become an “interested party,” as defined in the Innovation Law, requires prior written notice to the Innovation Authority. These restrictions apply to all of our products and not just to ND0612L. If we fail to comply with the Innovation Law, we may be subject to criminal charges. Under the Innovation Law, as amended by an amendment thereto that came into effect at the start of 2016, the Innovation Authority is provided with a power to modify the terms of existing grants. Such changes, if introduced by the Innovation Authority in the future, may impact the terms governing our grants. See “ITEM 3. KEY INFORMATION—D. Risk Factors—Risks Related to Our Incorporation and Location in Israel— Certain Israeli governmental grants that we received for certain of our research and development activities in Israel may restrict our ability to transfer manufacturing operations or technology outside of Israel without obtaining a pre-approval from the relevant authorities and, in certain circumstances, payment of significant amounts to the authorities.”

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

Taxes on income

The standard corporate tax rate in Israel in 2017 is set at 24% and as of 2018 will be 23% (the corporate tax rate was 26.5% and 25% in 2015 and 2016, respectively).

To date, we have not generated taxable income due to our operating losses. We have Israeli carry forward tax losses totaling approximately $59.9 million as of December 31, 2016. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

Results of operations

The following table summarizes our results of operations for the periods presented:

	Years Ended December 31,
	2014	2015	2016
	(in thousands)
Operating expenses:
Research and development	$8,922	$13,715	$27,005
Participation in research and development	(927)	(908)	-
Research and development, net	8,065	12,807	27,005
General and administrative	5,316	5,163	6,087
Operating loss	13,381	17,970	33,092
Financial income	9,601	2,379	616
Financial expenses	26,084	18	20
Financial expenses (income), net	16,483	(2,361)	(596)
Net loss	29,864	15,609	32,496
Foreign currency translation differences	(1,420)	1,741	-
Total comprehensive loss	$28,444	$17,350	$32,496

Comparison of the Years Ended December 31, 2015 and 2016

Operating Expenses

Research and development expenses, net.

Research and development expenses, net, were $27.0 million for the year ended December 31, 2016 compared to $12.8 million for the year ended December 31, 2015. The increase was primarily due to an increase of $8.9 million in materials and subcontractors, mainly related to clinical studies and an increase of $3.1 million in Payroll and related expenses.

General and administrative

General and administrative expenses were $6.1 million for the year ended December 31, 2016 compared to $5.2 million for the year ended December 31, 2015. The increase was primarily due to an increase of $0.8 million in Payroll and related expenses.

Financial income

Financial income was $0.6 million in the year ended December 31, 2016 compared to $2.4 million in the year ended December 31, 2015. The decrease primarily resulted from a decrease of $1.7 million in exchange differences on our cash balances.

Financial expenses

Financial expenses were a de minimus amount for the years ended December 31, 2015 and for the year ended December 31, 2016.

Comparison of Years Ended December 31, 2014 and 2015

Operating Expenses

Research and development expenses, net.

Research and development expenses, net, were $12.8 million for the year ended December 31, 2015 compared to $8.1 million for the year ended December 31, 2014. The increase was primarily due to an increase of $4.6 million in materials and subcontractors, mainly related to clinical studies.

General and administrative

General and administrative expenses were $5.2 million for the year ended December 31, 2015 compared to $5.3 million for the year ended December 31, 2014. The change was mainly due to a decrease of $0.4 million in professional services, mainly due to the completion of our IPO in 2014. The decrease was partially offset by an increase of $0.3 million in other expenses, mainly resulted from the fact that the Company is a public company since November 2014 (insurance, public relation, etc.).

Financial income

Financial income was $2.4 million in the year ended December 31, 2015 compared to $9.6 million in the year ended December 31, 2014. The decrease primarily resulted from a decrease of $8.7 million in fair value income, due to the conversion of our convertible loan and financial instruments to ordinary shares in 2014, which was partially offset by an increase in exchange differences on our cash balances in the amount of $0.9 million.

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

Recent Accounting Pronouncements

International Financial Reporting Standard No. 16 “Leases” (hereafter - IFRS 16)

The standard requires lessees, with certain exceptions, to recognize a lease liability reflecting future lease payments and a "right of use asset" for lease contracts. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15, “Revenue from contracts with customers”, is also applied. We have yet to asses IFRS 16’s full impact.

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

Effective Corporate Tax Rate

We are subject to corporate taxes in various countries in which we operate. Generally, Israeli companies are subject to corporate tax on their taxable income. The corporate tax rate in Israel in 2017 is set at 24% and as of 2018 will be 23% (the corporate tax rate was 26.5% and 25% in 2015 and 2016, respectively). However, our effective corporate tax rate in Israel could be significantly lower, due to tax benefits for which we may become eligible, as described below.

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

Tax Benefits

The Investment Law provides certain benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) provided certain conditions are met. A Preferred Company is defined as either (i) a company incorporated in Israel which is not wholly owned by a governmental entity, or (ii) a limited partnership that: (a) was registered under the Israeli Partnerships Ordinance and; (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to an amendment to the Investment Law in 2011, a Preferred Company was entitled to a reduced corporate tax rate of 16% with respect to its preferred income attributed to its Preferred Enterprise from 2014 until 2016, unless the Preferred Enterprise was located in a certain development zone, in which case the rate was 9%. Pursuant to an amendment to the Investment Law in 2017 and thereafter, the corporate tax rate for a Preferred Enterprise that is located in a certain development zone was decreased to 7.5%, while the reduced corporate tax rate for other development zones remains 16%. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone. As of January 1, 2017, the definition for ‘Special Preferred Enterprise’ includes less stringent conditions.

Dividends paid out of preferred income attributed to a Preferred Enterprise or to a Special Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply). In 2017-2019 dividends paid out of preferred income attributed to a Special Preferred Enterprise, directly to a foreign parent company, are subject to withholding tax at source at the rate of 5% (temporary provisions).

New Tax benefits under the 2017 Amendment that became effective on January 1, 2017

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017, subject to the publication of regulations expected to be released before March 31, 2017. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation, to which we refer as NATI.

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from NATI. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are subject to withholding tax at source at the rate of 20%, and if distributed to a foreign company and other conditions are met, the withholding tax rate will be 4%.

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

Since our inception, we have financed our operations primarily through the issuance of equity securities, proceeds from convertible loans, grants from MJFF and government grants from the OCS. As of December 31, 2016 and 2015, we had $152.2 million and $99.8 million, respectively, of cash and cash equivalents and short-term bank deposits.

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

In November 2014, we closed our IPO, resulting in net proceeds to us of approximately $40.7 million. In July 2015 and December 2016, we consummated follow-on offerings, pursuant to which we sold an aggregate of 9.1 million ordinary shares for net proceeds of approximately $152.7 million.

We believe that based on our current business plan and our existing cash and cash equivalents, we will have sufficient funds to meet our currently anticipated cash requirements through at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we may use our capital resources sooner than we currently expect.

In the years ended December 31, 2014, 2015 and 2016, we had capital expenditures of $120,000, $73,000 and $853,000, which consisted of investments in property, plant and equipment. We expect to spend approximately $1 million during the year ending December 31, 2017, primarily related to research and development efforts. We may also invest in the development of next-generation medical devices for our product candidates or acquire complementary businesses or technologies. Our present and future funding requirements will depend on many factors, including, among other things:

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

To the extent that existing cash and cash from operations will not be sufficient, we may need to raise additional funding through debt and equity financing. Additional funds may not be available on favorable terms or at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of our drug candidate.

Cash flows

The following table summarizes our statement of cash flows for the periods presented.

	Year Ended December 31,
	2014	2015	2016
	(in thousands)
Net cash provided by (used in):
Operating activities	$(7,980)	$(15,431)	$(27,784)
Investing activities	$(167)	$(15,092)	$(30,853)
Financing activities	$49,230	$72,024	$81,046

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

Net cash used in operating activities was $27.8 million for the year ended December 31, 2016, compared to $15.4 million for the year ended December 31, 2015 and $8.0 million for the year ended December 31, 2014.

The increase in net cash used in operating activities in 2016 relative to 2015 was primarily due to an increase of $16.9 million in net loss, which was partially offset by an increase of $3.0 million in non-cash items.

The increase in net cash used in operating activities in 2015 relative to 2014 was primarily due to a decrease of $1.9 million in working capital and a decrease of $20.1 million in non-cash items, which include depreciation, exchange differences of cash and cash equivalents, interest and exchange differences of convertible loans, fair value losses arising from embedded derivatives, warrants, share based compensation and recognition of Day 1 loss.

Net cash provided by (used in) investing activities

Net cash provided by (used in) investing activities was $(30.9) million for the year ended December 31, 2016, compared to $(15.1) million for the year ended December 31, 2015 and $0.2 million for the year ended December 31, 2014.

The increase in net cash used in investing activities in 2016 relative to 2015 was primarily due to a net investment in short-term bank deposits in the amount of $30.0 million in 2016 compares to $15.0 million in 2016.

The increase in net cash used in investing activities in 2015 relative to 2014 was primarily due to a net investment in short-term bank deposits in the amount of $15.0 million.

Net cash provided by financing activities

Our financing activities have consisted of proceeds from convertible shareholders loans, exercise of warrants and from our IPO and follow-on offerings.

Net cash provided by financing activities was $81.0 million for the year ended December 31, 2016, which represented an increase relative to the year ended December 31, 2015, during which financing activities provided $72.0 million in cash. The increase in 2016 was primarily attributable to the completion of our follow-on offering in December 2016, which raised net proceeds of $80.8 million (after deducting underwriting discounts and commissions and offering expenses).

Net cash provided by financing activities was $72.0 million for the year ended December 31, 2015, which represented an increase relative to the year ended December 31, 2014, during which financing activities provided $49.2 million in cash. The increase in 2015 was primarily attributable to the completion of our follow-on offering in July 2015, which raised net proceeds of $71.9 million (after deducting underwriting discounts and commissions and offering expenses).

The table below summarizes our sources of financing for the periods presented.

Year Ended December 31,	Net convertible loans and warrants from shareholders	Participation by MJFF and Innovation Authority	Public offerings	Total
	(in thousands)
2014	$8,501	$1,018	$40,729	$50,248
2015	$—	$837	$71,902	$72,739
2016	$—	$—	$80,810	$80,810

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2016:

	Payments due by Period
Contractual Obligations as of December 31, 2016	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	(in thousands)
Accounts payable and accrued expenses	$6,493	$-	$-	$-	$6,493
Operating Lease Obligations(1)	520	984	-	-	1,504
Total Contractual Obligations(2)	$7,013	$984	$-	$-	$7,997

(1)	Operating lease obligations consist of payments pursuant to lease agreements for office and laboratory facilities, as well as lease agreements for vehicles, which generally run for a period of three years. In February 2014, we entered into a four-year agreement (which was amended in December 2015) for the lease of our new facilities. Commencing February 2016, lease payments and monthly management fees total approximately $27,000 per month. Such amounts are linked to the Israeli consumer price index of November 2013.

(2)	Does not include our four-year office lease agreement (as most recently amended in March 2017). Our lease payments and monthly management fees total approximately $39,000 per month under the amended lease agreement. Does not include grants we received from the Innovation Authority and MJFF, pursuant to which we will owe royalties upon commercialization of our product candidates.

In connection with convertible loan financings that we entered into prior to our initial public offering (the principal amounts of which automatically converted into ordinary shares upon the consummation of our initial public offering), we agreed to bear the cost of tax payments to which the lenders may be subject upon the exercise of warrants issued thereto. All of such warrants had been exercised as of December 31, 2014, and we currently anticipate this amount to be approximately $1.0 million as of December 31, 2016.

ITEM 6.	Directors, Senior Management and Employees.

A. Directors and Senior Management

As of the date of this annual report, our directors, senior management and key employees are as follows (the business address of each such person is our office address at Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, Israel):

Name	Age	Position
Executive officers
Dr. Oded S. Lieberman	58	Chief Executive Officer and Director
Roy Golan	43	Chief Financial Officer
Tami Yardeni	45	Chief Operating Officer
Dr. Sheila Oren	55	Chief Medical Officer
Dr. Oron Yacoby-Zeevi	56	Chief Scientific Officer
Dr. Sharon Cohen-Vered	50	Vice President, Chemistry, Manufacturing and Controls
Eran Shor	47	Vice President, Devices
Dr. Revital Mandil-Levin	42	Vice President, Corporate Development
Ziva Mesika	53	Vice President, Regulatory Affairs

Directors
Robert Taub(4)	69	Chairman of the Board
Dr. Shmuel Cabilly(4)	67	Director
Larry Ellberger(1)(3)(4)	69	Director
Alla Felder(1)(2)(4)	43	Director
Jonathan Kalman(1)(2)(3)(4)	59	Director
Uwe Wascher(2)(4)	75	Director

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

Tami Yardeni has served as our Chief Operating Officer since July 2016. Prior to joining our company, Ms. Yardeni served for 17 years at Teva Pharmaceutical Industries, or Teva, most recently as VP, Head of Global Clinical Operation, Global R&D where she was responsible for the operational execution of global development programs across all indications from Phase I to regulatory approval and commercialization. From 1999 to 2011, Ms. Yardeni held positions of increasing responsibility in the area of Biometrics at Teva, including six years of managing the Global Data Management Center of Excellence, where she led the strategic planning and execution of data management outsourcing and off-shoring, as well as the post-acquisition integration processes for various biometrics functions. She received both her B.A. in Statistics and M.A. in Applied Statistics from Haifa University.

Sheila Oren has served as our Chief Medical Officer since October 2016. Prior to that, she had served as our Vice President of Clinical and Regulatory Affairs since September 2008. From 2003 to 2008, Dr. Oren served as Medical Director at Teva and was responsible for the clinical development and marketing of two innovative drugs. Dr. Oren currently serves as a member of the investment committee and advisory board of New Generation Technology (NGT), a technology incubator, and as a director of MedWell Laboratories Ltd. Dr. Oren holds an MD from the Sackler School of Medicine, Tel Aviv University and an MBA from the Interdisciplinary Center, Herzliya.

Oron Yacoby-Zeevi has served as Chief Scientific Officer since October 2016. Prior to that, he had served as our Vice President of Research and Development since October 2010. From February 2008 to October 2010, Dr. Yacoby-Zeevi served as our Vice President of Research. From July 2004 to January 2008, Dr. Yacoby-Zeevi served as Chief Science Officer at Harlan Biotech Israel Ltd. where she designed and led research and development programs and GLP-compliant preclinical development of numerous small molecule drugs and biologics in various indications, including CNS diseases. Prior to 2004, Dr. Yacoby-Zeevi served as R&D team leader at Insight Biopharmaceuticals Ltd. Dr. Yacoby-Zeevi is the inventor of over 15 patents. She holds a Doctor of Veterinary Medicine degree from the Koret School of Veterinary Medicine of the Hebrew University of Jerusalem and a PhD in microbiology and immunology from the Ben-Gurion University of Be’er Sheva.

Sharon Cohen-Vered has served as our Vice President, Chemistry, Manufacturing and Controls since August 2008. From 1993 to 2008, Dr. Cohen-Vered was employed at Teva Pharmaceuticals Ltd., where she served in various positions; most recently, she was the Head of Sterile Dosage Form Development. Dr. Cohen-Vered holds a BSc in chemical engineering and an MSc in biomedical engineering from the Technion — Israel Institute of Technology and a PhD in biochemistry from Tel Aviv University.

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

Revital Mandil-Levin has served as our Vice President, Corporate Development since October 2016. Prior to that, she had served as Head of Business Development since January 2014. Prior to joining us, from October 2004 to December 2013, Dr. Mandil-Levin served as the Vice President of Business Development at HealOr Ltd., a clinical-stage specialty biopharmaceutical company. Prior to 2004, Dr. Mandil-Levin served as the Business Development Manager at Proteologics Ltd. Dr. Mandil-Levin holds a PhD in biochemistry from Bar-Ilan University and an MBA from the Israeli College of Management — Technology Company Management Program.

Ziva Mesika has served as our Vice President of Regulatory Affairs (RA) since October 2016. Prior to joining us, Ms. Mesika served as Head of Growth Markets Specialty (Innovative) RA and Global RA Biosimilars Projects at Teva Pharmaceuticals Ltd., where she worked for six years. Prior to 2010, she had multiple managerial positions in RA, QA and R&D in several companies, including SciGen Transpharma Ltd., Compugen Ltd., and Interpharm Ltd. Ms. Mesia holds a B.Sc. in Biology from Hebrew University, Jerusalem.

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

Larry Ellberger has served as a member of our board of directors since March 2014. Since October 2009, Mr. Ellberger also serves as Chairman of the board of directors and has been a director of Celldex Therapeutics, Inc. since August 2003. He was a Founder and Principal of Healthcare Ventures Associates, Inc., a consulting firm for the pharmaceutical, biotechnology and medical device industries. He was Interim Chief Executive Officer of PDI, Inc., a diversified sales and marketing services provider to the biopharmaceutical, medical device and diagnostic industries. From 2000 to 2003, he was Senior Vice President of Powderject plc, where he also served as a director. Mr. Ellberger was formerly Chairman of the board of Omrix until its acquisition by Johnson & Johnson in 2008. Mr. Ellberger holds a BA in Economics from Columbia College and a BSc in Chemical Engineering from Columbia School of Engineering.

Alla Felder has served as a member of our board of directors (until January 2017, as an external director) since November 2014. In October 2014, Ms. Felder was appointed to serve as a director for Carmit Candy Industries Ltd., a TASE listed company. Additionally, since 2010, she has served as the external CFO for two technology companies, while also serving on the board of directors of the following NASDAQ and/or TASE listed companies: Carmit Candy Industries Ltd., Enlight Renewable Energy Ltd. (Eurocom group); Crow Technologies 1977 Ltd.; Argaman Industries Ltd.; Zmiha Ltd.; Flight Medical Innovations Ltd. and Mobile Max Ltd., Ms. Felder also served on the board of directors of several private companies during that same period of time. Since 2003, she has lectured in various accounting classes at the College of Management Academic Studies Division, Rishon Lezion, Israel. From 1997 to 2010, she worked for PriceWaterhouseCoopers, as Senior Manager and led an audit team that audited several companies from different sectors. Ms. Felder received a degree in Business Administration and accounting from the College of Management Academic Studies Division in Rishon Lezion, Israel and an executive master’s degree in the Science of Finance from the City University of New York.

Jonathan Kalman has served as a member of our board of directors (until January 2017, as an external director) since November 2014. Since 2005, he has served as the Chief Executive Officer of Dion Investments Ltd., a privately held investment company, which Mr. Kalman founded in 1999. Mr. Kalman also currently serves as a director for Dion Investments Ltd., Dion Sharon Ltd., Belmont Ltd., Success Bug Ltd., Success Bug Israel Ltd., LeadRush Ltd. and E.Real Success Ltd. He is also currently on the board of The Jerusalem Print Workshop, a non-profit art center dedicated to the advancement of the graphic arts in Israel.

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

B. Compensation

The aggregate compensation paid and equity-based compensation and other payments expensed by us to our directors (including both external directors and other directors) and executive officers with respect to the year ended December 31, 2016 was $6.4 million. This amount includes approximately $0.3 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of December 31, 2016, options to purchase 2,008,840 ordinary shares granted to our directors and executive officers were outstanding under our share option plans at a weighted average exercise price of $5.09 per share. We do not have any written agreements with any director providing for benefits upon the termination of such director’s relationship with our company.

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

The compensation of Dr. Oded Lieberman, who serves as our Chief Executive Officer and as a director, is set forth in the table below witin the section titled “Executive Officer Compensation”. Our independent directors under the NASDAQ Listing Rules who are not also significant shareholders of our company — Larry Ellberger, Alla Felder and Jonathan Kalman — are entitled to cash fees on an annual basis (in addition to reimbursement of expenses) in accordance with approvals provided (or that may be provided) for such compensation by our shareholders based on the requirements of the Companies Law.

For the year ended December 31, 2016, Ms. Felder and Mr. Kalman served as our external directors under the Companies Law and received annual and per-meeting fees in accordance with the external director compensation regulations of the Companies Law. In 2016, Mr. Ellberger received a flat director fee of $90,000 (based on the approval of our shareholders at the annual general meeting held in June 2016).

Following our election in January 2017 to opt out of the external director requirements under the Companies Law, Ms. Felder and Mr. Kalman serve as ordinary (that is, non-external) directors of the Company. Accordingly, we are entitled to pay them additional compensation at any time (subject to the requisite corporate approvals, including shareholder approval). At the extraordinary general meeting of our shareholders held on March 2, 2017, our shareholders approved compensation for Ms. Felder and Mr. Kalman in the form of monthly director fees of $5,000, effective as of January 1, 2017, along with a one-time grant of options to purchase 10,000 ordinary shares at an exercise price of $21.75 per share, vesting over the course of three years, in 12 quarterly installments (the first such installment commenced vesting on January 25, 2017). At that same shareholder meeting in March 2017, our shareholders approved a one-time grant to Mr. Ellberger of options to purchase 10,000 ordinary shares, at an exercise price of $21.75 per share, vesting in an identical manner to the grants to Ms. Felder and Mr. Kalman. Also see “C. Board Practices—Corporate Governance Practices” in this ITEM 6.

Executive Officer Compensation

The table below outlines the compensation granted to our five most highly compensated senior office holders during or with respect to the year ended December 31, 2016, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive(1)
Name and Principal Position(2)	Base Salary ($)	Benefits and Perquisites ($)(3)	Variable compensation ($)(4)	Equity-Based Compensation ($)(5)	Total ($)

Dr. Oded Lieberman, Chief Executive Officer and Director(6)	304,291	144,708	169,415	1,610,453	2,228,867
Dr. Sheila Oren, Chief Medical Officer	185,956	92,325	78,023	355,089	711,393
Dr. Oron Yacoby-Zeevi, Chief Scientist Officer	185,956	75,997	78,023	171,490	511,466
Roy Golan, Chief Financial Officer	178,518	93,753	75,423	772,831	1,120,525
Dr. Sharon Cohen-Vered, Head of Chemistry, Manufacturing and Controls	142,003	72,993	60,858	179,027	454,881

(1)	All amounts reported in the table are in terms of cost to the Company, as recorded in the Company’s financial statements.

(2)	All current executive officers listed in the table are full-time employees of the Company. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2016.

(3)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with the Company’s guidelines.

(4)	Amounts reported in this column refer to commission, incentive and bonus payments that were recorded with respect to 2016.

(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2016 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in paragraph 13 of Note 12c to our audited financial statements, which are included in this annual report.

(6)	All amounts paid to Dr. Lieberman were paid in respect of his role as our Chief Executive Officer. He does not receive any additional compensation for serving as a director.

Option awards

On March 1, 2016, March 29, 2016 and June 14, 2016, our compensation committee, board of directors and shareholders, respectively, approved the grant of options to purchase 80,000 of our ordinary shares to Dr. Oded Lieberman, our chief executive officer, at an exercise price of $13.02, pursuant to our 2014 Plan (which is described below). The exercise price was set based on the average closing price of our ordinary shares for the 30 trading days preceding the grant date by our board. These options were granted, in part, in acknowledgement of Dr. Lieberman’s instrumental role in our operational successes, including our achievement of certain recent milestones, such as the consummation of our follow-on offering in July 2015. The options will vest in 16 equal quarterly installments at the end of each quarterly period commencing on the grant date. Notwithstanding the foregoing vesting schedule, the entire option grant (that is, all 80,000 options) would become fully vested and exercisable as of immediately prior to, and conditional upon a “change of control,” as defined in the 2014 Plan and as discussed below.

Certain additional executive officers of our company also received option awards pursuant to the 2014 Plan during the year ended December 31, 2016, based on the approval of our compensation committee and board of directors in March 2016 and in May 2015. These options were awarded in acknowledgement of their respective roles in our operational successes.

2014 Incentive Compensation Plan

In October 2014, we adopted our 2014 Incentive Compensation Plan, or the 2014 Plan. The 2014 Plan provides for the grant of share options, share appreciation rights, restricted share awards, restricted share units, cash-based awards, other share-based awards and dividend equivalents to our company’s and our affiliates’ respective employees, non-employee directors and consultants. The reserved pool of shares under the 2014 Plan is the sum of (i) 400,000 shares; plus (ii) on January 1 of each calendar year during the term of the 2014 Plan a number of shares equal to the lesser of: (x) 575,000; (y) 2% of the total number of shares outstanding on December 31 of the immediately preceding calendar year and (z) an amount determined by our board of directors. From and after the effective date of the 2014 Plan, no further grants or awards are made under the 2007 Plan (which is described below). Generally, shares that are forfeited, cancelled, terminated or expire unexercised, settled in cash in lieu of issuance of shares under the 2014 Plan or the 2007 Plan shall be available for issuance under new awards. Generally, any shares tendered or withheld to pay the exercise price, purchase price of an award, or any withholding taxes shall be available for issuance under new awards. Shares delivered pursuant to “substitute awards” (awards granted in assumption or substitution of awards granted by a company acquired by us) shall not reduce the shares available for issuance under the 2014 Plan.

As of March 15, 2017, there were 1,601,966 ordinary shares issuable upon exercise of outstanding options under the 2014 Plan at a weighted average exercise price of $19.01 per share, and there were an additional 96,871 ordinary shares available for future grants under the 2014 Plan.

Subject to applicable law, the 2014 Plan is administered by our compensation committee which has full authority in all matters related to the discharge of its responsibilities and the exercise of its authority under the plan. Awards under the 2014 Plan may be granted until 10 years after the effective date of the 2014 Plan.

The terms of options granted under the 2014 Plan, including the exercise price, vesting provisions and the duration of an option, are determined by the compensation committee and set forth in an award agreement. Except as provided in the applicable award agreement, or in the discretion of the compensation committee, an option may be exercised only to the extent that it is then exercisable and shall terminate immediately upon a termination of service of the grantee. Any expired options are returned to the pool for reissuance.

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

2014 Israeli Sub Plan

The 2014 Israeli Sub Plan provides for the grant by us of awards pursuant to Sections 102 and 3(i) of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance, and the rules and regulations promulgated thereunder. The 2014 Israeli Sub Plan became effective with respect to awards granted as of 30 days from the date we submitted it to the Israeli Tax Authority, or the ITA. The 2014 Israeli Sub Plan provides for awards to be granted to those of our or our affiliates’ employees, directors and officers who are not Controlling Shareholders, as defined in the Ordinance, and who are considered Israeli residents, to the extent that such awards either are (i) intended to qualify for special tax treatment under the “capital gains track” provisions of Section 102(b)(2) of the Ordinance or (ii) not intended to qualify for such special tax treatment. The 2014 Israeli Sub Plan also provides for the grant of awards under Section 3(i) of the Ordinance, which does not provide for similar tax benefits, to our Israeli non-employee service providers and Controlling Shareholders, who are not eligible for such special tax treatment.

Section 102 of the Ordinance allows employees, directors and officers, who are not controlling shareholders and who are Israeli residents, to receive favorable tax treatment for compensation in the form of shares or options. Section 102 of the Ordinance includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, which provides the most favorable tax treatment for grantees, permits the issuance to a trustee under the “capital gains track.” In order to comply with the terms of the capital gains track, all options granted under a specific plan and subject to the provisions of Section 102 of the Ordinance, as well as the shares issued upon exercise of such options and other shares received following any realization of rights with respect to such options, such as share dividends and share splits, must be registered in the name of a trustee selected by the board of directors and held in trust for the benefit of the relevant employee, director or officer. The trustee may not release these options or shares to the relevant grantee before the second anniversary of the registration of the options in the name of the trustee. However, under this track, we are not allowed to deduct an expense with respect to the issuance of the options or shares. The 2014 Plan provides that options granted to our employees, directors and officers who are not controlling shareholders and who are considered Israeli residents are intended to qualify for this track.

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

As of March 15, 2017, there were 1,515,360 ordinary shares issuable upon exercise of outstanding options under the 2007 Plan at a weighted average exercise price of $1.71 per share. We may not grant any new awards under the 2007 Plan, although the terms of the 2007 Plan continue to govern outstanding awards that were granted under that plan. The 2007 Plan is administered by our board of directors or a committee designated by our board of directors, which determines, subject to Israeli law, the terms of the options, including exercise prices, vesting schedules, acceleration of vesting, the type of option and the other matters necessary or desirable for, or incidental to the administration of the 2007 Plan. The 2007 Plan provides for the issuance of options under various tax regimes including, without limitation, pursuant to Sections 102 and 3(i) of the Ordinance.

C. Board Practices

Corporate Governance Practices

Under the Companies Law, companies incorporated under the laws of the State of Israel whose shares are publicly traded, including companies with shares listed on the NASDAQ Global Market, are considered public companies. Accordingly, we are generally required to comply with various corporate governance requirements under Israeli law relating to such matters as external directors, the audit committee, the compensation committee and an internal auditor. This is the case even though our shares are not listed on the Tel Aviv Stock Exchange. These requirements are in addition to the corporate governance requirements imposed by the NASDAQ Listing Rules and other applicable provisions of U.S. securities laws to which we are subject (as a foreign private issuer) due to the listing of our ordinary shares on the NASDAQ Global Market. Under the NASDAQ Listing Rules, a foreign private issuer, such as us, may generally follow its home country rules of corporate governance in lieu of the comparable requirements of the NASDAQ Listing Rules, except for certain matters. Please see “ITEM 16G. Corporate Governance” below for a description of the manner in which we rely upon home country practice in lieu of complying with the NASDAQ Listing Rules.

In January 2017, we elected to opt out—pursuant to new Companies Law regulations that became effective in April 2016—from the requirement to appoint external directors, and from the composition requirements for the audit and compensation committees under the Companies Law. Our eligibility to opt out is conditioned upon: (i) the continued listing of our ordinary shares on the NASDAQ Stock Market (or one of a few select other non-Israeli stock exchanges); (ii) there not being a controlling shareholder (generally understood to be a 25% or greater shareholder) of our company under the Companies Law; and (iii) our compliance with the NASDAQ Listing Rules requirements as to the composition of (a) our board of directors—which requires that we maintain a majority of independent directors (as defined under the NASDAQ Listing Rules) on our board of directors and (b) the audit and compensation committees of our board of directors (which require that such committees consist solely of independent directors (at least three and two members, respectively), as described under the NASDAQ Listing Rules). At the time that it determined to exempt our company from the external directors requirement, our board affirmatively determined that we meet the conditions for exemption from the external director requirement, including that a majority of the members of our board, along with each of the members of the audit and compensation committees of the board, are independent under the NASDAQ Listing Rules. As a result of our board’s election, our then-external directors Ms. Felder and Mr. Kalman began serving as regular (i.e., non-external) directors commencing in January 2017.

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

We comply with the NASDAQ Listing Rule that requires that a majority of our directors be independent. As noted above, compliance with that NASDAQ rule is one of the conditions for our exemption from the Companies Law requirement to appoint “external directors.” Our board of directors has determined that all of our directors, other than our Chief Executive Officer, are independent under that rule. The definition of independent director under the NASDAQ Listing Rules lists specific criteria that must be satisfied, which are aimed at ensuring that the external director can exercise independent judgment. The board of directors must furthermore affirmatively determine that there are no other factors that would impair the ability of an independent director to exercise independent judgment.

Under our articles, our board of directors must consist of at least four and not more than 12 directors, including (when we are required to appoint them) at least two external directors to be appointed under the Companies Law. Our board of directors currently consists of seven directors.

Other than for the remainder of the current term of our former external directors (Ms. Felder and Mr. Kalman), which will expire at our 2017 annual general meeting of shareholders based on the provisions of the Companies Law regulations, our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from 2015 and thereafter, each year the term of office of only one class of directors will expire. Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless he or she is removed by a vote of 66 2/3% of the voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles.

Our board of directors is divided among the three staggered classes of directors:

•	the Class I director is Uwe Wascher, and his term will expire at the annual general meeting of shareholders to be held in 2018;

•	the Class II directors are Shmuel Cabilly and Larry Ellberger, and their terms will expire at our annual meeting of shareholders to be held in 2019; and

•	the Class III directors are Robert Taub and Oded Lieberman, and their terms will expire at our annual meeting of shareholders to be held in 2017.

We expect that in advance of our 2017 annual general meeting of shareholders, our board of directors will delineate the classes of our staggered board in which Ms. Felder and Mr. Kalman will serve if nominated for re-election and re-elected at that meeting.

In addition to election of directors by our shareholders, our articles allow our board of directors to appoint directors to fill vacancies on our board of directors, for a term of office equal to the remaining period of the term of office of the director(s) whose office(s) have been vacated.

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

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise (as defined below). In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is one.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses a high degree of proficiency in, and an understanding of, business-accounting matters and financial statements, such that he or she is able to understand the financial statements of the company, in depth, and initiate a discussion about the manner of presentation of the financial data. A director is deemed to have professional qualifications if he or she has any of (i) an academic degree in economics, business management, accounting, law or public administration, (ii) an academic degree or has completed another form of higher education in the primary field of business of the company or in a field which is relevant to his/her position in the company, or (iii) at least five years of experience serving in one of the following capacities, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business; (b) a senior position in the company’s primary field of business; or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise.

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

External Directors

Under the Companies Law, the boards of directors of companies whose shares are publicly traded, including companies with shares traded in the United States, are generally required to include at least two members who qualify as external directors. Alla Felder and Jonathan Kalman had served as our external directors since their election immediately prior to our IPO (ratification of their election occurred in February 2015, following our IPO, as required under the Companies Law) until our board elected to be governed by the exemption from maintaining external directors on our board under the Companies Law (as described above).

Our election to exempt our company from compliance with the external director requirement can be reversed at any time by our board of directors, in which case we would need to hold a shareholder meeting to once again appoint external directors, whose election would be for a three-year term. The election of each external director would require a majority vote of the shares present and voting at a shareholders meeting, provided that either:

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

For further information concerning the Companies Law provisions related to external directors, please see “ITEM 6. Directors, Senior Management and Employees—C. Board Practices—External Directors” in our annual report on Form 20-F for the year ended December 31, 2015, which we filed with the SEC on March 31, 2016.

Audit Committee

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must consist of at least three directors. Our audit committee consists of Larry Ellberger, Alla Felder and Jonathan Kalman. Alla Felder serves as the Chairman of the audit committee.

To the extent a company is required to appoint external directors, the audit committee must include all of the external directors, one of whom must serve as chairman of the committee. There are additional requirements as to the composition of the audit committee under the Companies Law. However, when we elected to exempt our company from the external director requirement, we concurrently elected to exempt our company from all of such requirements (which exemption is conditioned on our fulfillment of all NASDAQ listing requirements related to the composition of the audit committee).

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

Audit Committee Charter and Responsibilities

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent auditors and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent auditors and takes those actions that it deems necessary to satisfy itself that the auditors are independent of management. Pursuant to its charter, the audit committee’s responsibilities include:

•	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

•	recommending the engagement or termination of the person filling the office of our internal auditor;

•	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors;

•	determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

•	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest) and establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest (see “— Approval of Related Party Transactions under Israeli Law”);

•	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto;

•	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

•	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

•	establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees.

Our audit committee may not approve any actions requiring its approval (see “— Approval of Related Party Transactions under Israeli Law”), unless at the time of the approval a majority of the committee’s members are present.

Compensation Committee

Our compensation committee consists of Alla Felder, Uwe Wascher and Jonathan Kalman. Jonathan Kalman serves as the Chairman of the compensation committee.

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. If a company is required to appoint external directors, the committee must consist of at least three (3) members, including all of the external directors, one of whom must serve as chairman of the committee. There are additional requirements as to the composition of the compensation committee under the Companies Law. However, when we elected to exempt our company from the external director requirement, we concurrently elected to exempt our company from all of such requirements (including the three-member minimum). Our exemption under the Companies Law is conditioned on our fulfillment of all NASDAQ listing requirements related to the composition of the compensation committee.

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

The compensation policy must consider the following additional factors and must include the following principles:

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

Compensation Committee Charter and Responsibilities

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee. Further, the compensation committee is responsible for (a) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by the shareholders) and (b) duties related to the compensation policy and to the compensation of a company’s office holders. The Compensation Committee’s responsibilities include:

•	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (under a leniency adopted under the Companies Law regulations, approval of the continuation of our existing/ initial compensation policy must only occur after five years have elapsed after its initial adoption);

•	recommending to the board of directors periodic updates to the compensation policy;

•	assessing implementation of the compensation policy;

•	determining whether to approve the terms of compensation of office holders that require such committee’s approval;

•	determining whether the compensation terms of certain office holders need not be brought to the shareholders for approval;

•	reviewing and approving the granting of options and other incentive awards to the extent such authority is delegated by our board of directors; and

•	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

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

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee. An internal auditor may not be:

•	a person (or a relative of a person, as defined below) who holds more than 5% of the company’s outstanding shares or voting rights;

•	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

•	an office holder (including a director) of the company (or a relative thereof); or

•	a member of the company’s independent accounting firm, or anyone on its behalf.

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

D. Employees

The following table sets forth, as of the end of each of the last three financial years, the number of our employees, broken down by category of activity:

	As of December 31,
Area of Activity	2014	2015	2016
General and Administrative	6	9	11
Research and Development	15	27	44
Total	21	36	55

As of December 31, 2014 and 2015, all of the above employees were based in Israel. As of Decemner 31, 2016, 53 employees were based in Israel and 2 were based outside of Israel. During the periods covered by the above table, we did not employ a significant number of temporary employees

Israeli labor laws govern the length of the workday and workweek, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination, payments to the National Insurance Institute, and other conditions of employment and include equal opportunity and anti-discrimination laws. While none of our employees is party to any collective bargaining agreements, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees in Israel by order of the Israeli Ministry of the Economy. These provisions primarily concern cost of living adjustments to salaries, pension fund benefits for all employees, insurance for work-related accidents, recuperation pay and travel expenses. We generally provide our employees with benefits and working conditions beyond the required minimums.

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

The following table sets forth information, as of March 15, 2017, concerning the beneficial ownership of our ordinary shares by (i) any person or entity who is known by us to own beneficially 5% or more of our outstanding shares, (ii) each of our directors and executive officers individually and (iii) all of our directors and executive officers as a group.

The percentage of shares beneficially owned is based on 26,338,138 ordinary shares that were outstanding as of March 15, 2017. Beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of March 15, 2017, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. We have also set forth below information known to us regarding any significant change in the percentage ownership of our ordinary shares by any major shareholders during the past three years.

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

	SHARES BENEFICIALLY OWNED
NAME OF BENEFICIAL OWNER	NUMBER	%
Principal Shareholders
Redmile Group, LLC (1)	1,560,819	5.9%
Scopia Capital Management LP and affiliates(2)	4,383,358	16.6%
Directors and Executive Officers
Oded S. Lieberman(3)	1,014,838	3.7%
Sheila Oren	*	*
Oron Yacoby-Zeevi	*	*
Roy Golan	*	*
Sharon Cohen-Vered	*	*
Revital Mandil-Levin	*	*
Tami Yardeni	*	*
Ziva Mesika	*	*
Eran Shor	*	*
Shmuel Cabilly(4)	2,629,650	10.0%
Larry Ellberger	*	*
Robert Taub(5)	3,232,890	12.3%
Uwe Wascher(6)	3,006,370	11.4%
Alla Felder	*	*
Jonathan Kalman	*	*
All directors and executive officers as a group (15 persons)	10,342,148	37.2%

*	Represents beneficial ownership of less than 1% of our outstanding ordinary shares.

(1)	Based on a Schedule 13G/A filed by Redmile Group, LLC, or Redmile, and Jeremy C. Green on February 14, 2017, each such reporting person has sole voting and sole dispositive power over the shares reported in the table above. These ordinary shares are owned by certain investment limited partnerships, pooled investment vehicle(s), separately managed accounts, etc. for which Redmile serves as the general partner and/or investment manager. Jeremy Green, as the majority managing member and owner of Redmile, may be deemed to beneficially own securities owned by such investment limited partnerships, pooled investment vehicle(s), separately managed accounts, etc. The principal business address of each of Redmile and Mr. Green is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129.

(2)	Based on Schedule 13G/A, filed by Scopia Capital Management LP, Scopia Management Inc., Matthew Sirovich and Jeremy Mindich on February 14, 2017, each such reporting person have shared voting and dispositive power over the shares reported in the table above. Scopia Capital Management LP is an investment adviser. Matthew Sirovich and Jeremy Mindich are control persons of Scopia Capital Management LP. The principal business address of each reporting person is 152 West 57th Street, 33rd Floor, New York, NY 10019.

(3)	Consists of 1,014,838 ordinary shares issuable upon exercise of outstanding options which are currently exercisable or are exercisable within 60 days of March 15, 2017.

(4)	Based on a Schedule 13G filed by Shmuel Cabilly on February 17, 2015. The principal business office of Shmuel Cabilly is 13 Em Kol Hai Street, Gedera, Israel.

(5)	Based on a Schedule 13G filed by Robert Taub on February 17, 2015, includes 2,934,640 ordinary shares over which Mr. Taub has sole voting and dispositive power and 298,250 ordinary shares held by MINV SA (a company in which Mr. Taub owns over 99.9% of the outstanding shares) over which Mr. Taub has shared voting and dispositive power. The principal business office of Mr. Taub is c/o NeuroDerm Ltd., Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, Israel.

(6)	Based on a Schedule 13G/A filed by Uwe Wascher on February 17, 2016. The principal business office of Uwe Wascher is c/o NeuroDerm Ltd., Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, Israel.

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

On November 17, 2015, Scopia Capital Management LP and its affiliates filed a Schedule 13G with the SEC stating that it beneficially owned 2,200,918 ordinary shares, or 10.2% of our issued and outstanding ordinary shares. On January 20, 2016, Scopia Capital Management LP and its affiliates filed a Schedule 13G/A with the SEC stating that, it beneficially owned 3,136,999 ordinary shares, or 14.5% of our issued and outstanding ordinary shares. On February 14, 2017, Scopia Capital Management LP and its affiliates filed a Schedule 13G/A with the SEC stating that, it beneficially owned 4,383,358 ordinary shares, or 16.6% of our issued and outstanding ordinary shares.

On February 16, 2016, Redmile Group, LLC filed a Schedule 13G with the SEC stating that it beneficially owned 1,589,261 ordinary shares, or 7.4% of our issued and outstanding ordinary shares. On February 14, 2017, Redmile Group, LLC filed a Schedule 13G/A with the SEC stating that it beneficially owned 1,560,819 ordinary shares, or 5.9% of our issued and outstanding ordinary shares.

The beneficial ownership of each of our major shareholders who are described above was reduced, on a percentage basis, as a result of our issuance of an aggregate of 4,600,000 ordinary shares pursuant to our follow-on offering in December 2016.

Record Holders

As of March 15, 2017, we had one holder of record of our ordinary shares in the United States, consisting of Cede & Co., the nominee of The Depository Trust Company. That shareholder held, in the aggregate, 18,104,778.000 ordinary shares, representing 68.7% of the outstanding ordinary shares as of March 15, 2017. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

B.	Related Party Transactions

The following is a description of material transactions, or series of related material transactions, since January 1, 2016, to which we were or will be a party and in which the other parties included or will include our directors, executive officers, holders of more than 10% of our voting securities or any member of the immediate family of any of the foregoing persons.

Investors’ Rights Agreement

See “ITEM 10.C Material Contracts— Investors’ Rights Agreement” below.

Agreements and Arrangements with, and Compensation of, Directors and Executive Officers

See “ITEM 10.C Material Contracts—Agreements and Arrangements with Directors and Executive Officers.”

Option Award Agreements

See ITEM 6.B. Compensation

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	Financial Information.

A.	Consolidated Statements and Other Financial Information

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

Our ordinary shares have been listed on the NASDAQ Global Market under the symbol “NDRM” since November 14, 2014. Prior to that date, there was no public trading market for our ordinary shares. Our IPO was priced at $10.00 per share on November 14, 2014. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on NASDAQ:

	High	Low
Annual (since IPO):
2017 (through March 15, 2017)	$30.45	$20.75
2016	$23.70	$11.76
2015	$26.50	$9.11
2014 (beginning November 14, 2014)	$19.07	$5.67

Quarterly (since IPO):
2017:
First Quarter 2017 (through March 15, 2017)	$30.45	$20.75

2016:
Fourth Quarter 2016	$23.70	$15.20
Third Quarter 2016	$19.15	$15.57
Second Quarter 2016	$19.10	$13.46
First Quarter 2016	$17.72	$11.76

	High	Low
2015:
Fourth Quarter 2015	$23.34	$15.62
Third Quarter 2015	$26.50	$13.42
Second Quarter 2015	$17.49	$11.38
First Quarter 2015	$16.75	$9.11

Most Recent Six Months:
March 2017 (through March 15, 2017)	$30.45	$25.60
February 2017	$25.45	$22.40
January 2017	$24.25	$20.75
December 2016	$23.70	$15.20
November 2016	$20.50	$16.15
October 2016	$18.95	$17.30
September 2016	$19.15	$16.02

B.	Plan of Distribution

Not applicable.

C.	Markets

See “—Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Articles of Association

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

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors (subject, to the extent that we are required in the future to elect external directors, to the special approval requirements for their election, as described under “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—C. Board Practices— External Directors.”

Under our articles, our board of directors must consist of not less than four but no more than 12 directors, not including, when we are required to elect them under the Companies Law, two external directors. Pursuant to our articles, other than external directors (if applicable in the future), for whom special election requirements apply under the Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares, participating and voting at the relevant meeting. In addition, our directors, other than external directors (if any, in the future), are divided into three classes that are each elected at a general meeting of our shareholders every three years, in a staggered fashion (such that one class is elected each year), and each of such directors will serve on our board of directors until the annual general meeting of our shareholders for the year in which his or her term expires, unless they are removed by a vote of 66 2/3% of the voting power of our shareholders at a general or special meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles. In addition, our articles allow our board of directors to appoint directors to fill vacancies on the board of directors to serve for a term of office equal to the remaining period of the term of office of the directors(s) whose office(s) have been vacated. External directors (when we are required, or choose, to elect them in the future) are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Companies Law. See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES— C. Board Practices— External Directors.”

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

Vote Requirements

Our articles provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our articles. Under the Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if such terms are not extraordinary) require the approval described in “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES— C. Board Practices—Approval of Related Party Transactions under Israeli Law.” Additionally, (i) the approval and extension of a compensation policy and certain deviations therefrom require the approvals described above under “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES— C. Board Practices— Compensation Committee — Companies Law Requirements,” (ii) the terms of employment or other engagement of the chief executive officer of the company require the approvals described below in this ITEM 10 under “Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions” and (iii) the chairman of a company’s board of directors also serving as its chief executive officer require the approvals described above under “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES— C. Board Practices— Board of Directors.” Under our articles, the alteration of the rights, privileges, preferences or obligations of any class of our shares requires a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. Our articles also require that the removal of any director from office (other than our external directors) or the amendment of the provisions of our amended articles relating to our staggered board requires the vote of 66 2/3% of the voting power of our shareholders. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person or by proxy and voting on the resolution.

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

Registration Rights

For a discussion of registration rights that we granted to certain of our existing shareholders prior to our IPO, please see “ITEM 10. ADDITIONAL INFORMATION— C. Material Contracts— Investors’ Rights Agreement” below.

Acquisitions under Israeli Law

Full Tender Offer

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

Special Tender Offer

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

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, by a majority vote of each party’s shareholders, and, in the case of the target company, also a majority vote of each class of its shares.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same Special Majority approval that governs all extraordinary transactions with controlling shareholders (as described under “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES— C. Board Practices— Approval of Related Party Transactions under Israeli Law — Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions”).

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

We have not been party to any material contracts within the two years prior to the date of this annual report, other than contracts entered into in the ordinary course of business, or as otherwise described below in this ITEM 10.C.

Underwriting Agreements for IPO and Follow-On Offerings

We entered into underwriting agreements, dated November 13, 2014, with Jefferies LLC, and dated July 15, 2015 and December 7, 2016, with Jefferies LLC and Cowen and Company LLC, as representatives of the underwriters for our IPO and follow-on offerings, respectively, with respect to the ordinary shares sold in our November 2014 IPO, and July 2015 and December 2016 follow-on offerings, respectively. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

Investors’ Rights Agreement

We are party to an amended and restated investors’ rights agreement, dated August 14, 2014. Under that agreement, holders of approximately 8.9 million of our ordinary shares are entitled to request that we register the resale of their ordinary shares under the Securities Act, subject to cutback for marketing reasons and certain other conditions. Those shareholders are also entitled to “piggyback” registration rights, which are also subject to cutback for marketing reasons and certain other conditions. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration, except for shares held by our shareholders who are affiliates. Any sales of securities by these shareholders could have a material adverse effect on the trading price of our ordinary shares.

Lease Agreement for Headquarters

We lease the office premises that we occupy at Rabin Science Park in Rehovot, Israel from a private commercial property owner pursuant to the terms of a four year lease agreement that we entered into in February 2014 (which was most recently amended in March 2017). For a description of the terms of this agreement, please see “ITEM 4. Information on the Company— D. Property, Plants and Equipment” above.

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

Indemnification agreements

Our articles permit us to exculpate, indemnify and insure each of our directors and office holders to the fullest extent permitted by the Companies Law. Immediately prior to the closing of the IPO (in November 2014), we entered into indemnification agreements with each of our directors and executive officers, undertaking to indemnify them to the fullest extent permitted by the Companies Law, including with respect to liabilities resulting from a public offering of our shares, to the extent that these liabilities are not covered by insurance. We have also obtained Directors and Officers insurance for each of our executive officers and directors. For further information, see “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES— C. Board Practices — Exculpation, Insurance and Indemnification of Directors and Officers.”

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

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the seller’s country of residence provides otherwise. Capital gain is generally subject to tax at the corporate tax rate (26.5% in 2015, 25% in 2016, 24% in 2017 and 23% in 2018 and thereafter), if generated by a company, or at the rate of 25% (for any asset other than shares that are listed on a stock exchange - 20% with respect to the portion of the gain generated up to December 31, 2011) or 30% (for any asset other than shares that are listed on a stock exchange - 25% with respect to the portion of the gain generated up to December 31, 2011), if generated by an individual who is a Significant Shareholder (i.e., a person who holds, directly or indirectly, alone or together with another person who collaborates with such person on a permanent basis, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period (or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares) from the sale of assets purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48% for an individual in 2016).

Notwithstanding the foregoing, shareholders who are non-Israeli residents (individuals and corporations) are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, provided, among other things, that (i) such gains are not generated through a permanent establishment that the non-Israeli resident maintains in Israel, (ii) the shares were purchased after being listed on a recognized stock exchange and (iii) with respect to shares listed on a recognized stock exchange outside of Israel, such shareholders are not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. However, non-Israeli corporations will not be entitled to the foregoing exemptions if Israeli residents (a) have a controlling interest of more than 25% in such non-Israeli corporation, or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

In addition, a sale of shares may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, to which we refer as the U.S.-Israel Treaty, the sale, exchange or disposition of shares of an Israeli company by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Treaty) holding the shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting rights during any part of the 12-month period preceding such sale, exchange or disposition, (ii) the shareholder, if an individual, has been present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year; or (iii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder which is maintained in Israel. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Treaty does not provide such credit against any U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Taxation of Non-Israeli Shareholders on Receipt of Dividends.

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli withholding tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless relief is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). With respect to a person who is a Significant Shareholder at the time of receiving the dividend or at any time during the preceding 12 months, subject to the terms of an applicable tax treaty, the applicable withholding tax rate is 30%, unless such Significant Shareholder holds such shares through a nominee company, in which case the rate is 25%. If the dividend is distributed from income attributed to a Preferred Enterprise, the applicable withholding tax rate is 20%, subject to certain conditions, unless a reduced rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). If the dividend is attributable partly to income derived from a Preferred Enterprise, and partly from other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income.

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

Excess Tax.

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding NIS 803,520 for 2016 (and as of 2017, the additional tax will be at a rate of 3% on annual income exceeding NIS 640,000), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Based on certain estimates of our gross income and gross assets and the nature of our business, we may be classified as a passive foreign investment company, or a PFIC, for the taxable year ending December 31, 2016. Our classification as a PFIC may result in material adverse consequences for you if you are a U.S. taxable investor. See “— Passive Foreign Investment Company Considerations.”

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

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, our ordinary shares generally will continue to be treated as shares in a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above (including if we are not classified as a PFIC for the taxable year ending December 31, 2017).

Based on certain estimates of our gross income and gross assets and the nature of our business, we believe that we were classified as a PFIC for the taxable year ended December 31, 2016, and furthermore expect to be classified, and you should assume that we will be classified, as a PFIC for the taxable year ending December 31, 2017. Because PFIC status must be determined annually based on tests which are factual in nature, our PFIC status in future years will depend on our income, assets and activities in those years. There can be no assurance that we will not be considered a PFIC for any taxable year and we do not intend to make a determination of our or any of our future subsidiaries’ PFIC status in the future. A U.S. Holder may be able to mitigate some of the adverse U.S. federal income tax consequences described below with respect to owning our ordinary shares if we are classified as a PFIC, provided that such U.S. Holder is eligible to make, and successfully makes, either a “mark-to-market” election or a qualified electing fund election described below for the taxable year in which its holding period begins.

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

Liquidity Risk

We monitor rolling forecasts of our liquidity reserve (comprising cash and cash equivalents and deposits). This is generally carried out based on the expected cash flows in accordance with practice and limits set by our management. We are in the research and development stage and have not yet generated any revenue from sales of our product candidates; we are therefore exposed to liquidity risk. However we belief that our existing cash will be sufficient to fund our operations for at least the next 12 months.

Foreign Currency Exchange Risk

Through December 31, 2015, our functional currency was the shekel, while our presentation currency was and remains the U.S. dollar. Even after we have transitioned to the U.S. dollar as our functional currency effective as of January 1, 2016, we continue to pay a significant portion of our expenses in shekels. As a result, the impact on our operating expenses of a change in the exchange rate between those two currencies impacts our total comprehensive loss as reported in U.S. dollars. We also make payments to service providers and invest in currencies other than in shekels. Our operating expenses in U.S. dollars accounted for 16%, 45% and 55% of our operating expenses in the years ended December 31, 2014, 2015 and 2016, respectively. See “ITEM 3. KEY INFORMATION— D. Risk Factors—Risks Related to Our Management and Employees—Our results of operations may be adversely affected by fluctuations in currency exchange rates and we may not adequately hedge against them.”

To the extent the U.S. dollar weakens against the shekel, we will experience a negative impact on our operating expenses. A devaluation of the shekel in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses or payables that are payable in shekels, unless those expenses or payables are linked to the U.S. dollar. Conversely, any increase in the value of the shekel in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our unlinked shekel expenses, which would have a negative impact on our operating expenses. In 2014 and 2015, on average, the shekel depreciated relative to the U.S. dollar by 12.0% and 0.3%, respectively, relative to the prior year, eclipsing the 0.5% rate of inflation in Israel in 2014 and compounding the negative rate of inflation (-1.0%) in Israel in 2015, thereby reducing the U.S. dollar cost of our shekel-denominated expenses. In 2016, the average value of the shekel in relation to the U.S. dollar increased by 1% relative to the prior year, the effect of which was unaffected by inflation in Israel, which had a rate of 0% for the year.

Because exchange rates between the shekel and the U.S. dollar (as well as between the shekel and other currencies) fluctuate continuously, such fluctuations have an impact on our results and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our financial statements of comprehensive losses.

The following table presents information about the changes in the exchange rates of the shekel against the U.S. dollar:

Period	Change in average exchange rate of Shekel against the U.S. dollar (%)
2016	1%
2015	0.3%
2014	12.0%

A 10% increase (decrease) in the value of the NIS against the U.S. dollar would have no material effect on our operating loss in 2016.

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

Initial Public Offering

The effective date of the registration statement (File No. 333-198754) for our IPO was November 13, 2014. The offering commenced on November 3, 2014 and was closed on November 19, 2014, resulting in net proceeds to us of approximately $39.5 million.

From the effective date of the registration statement and until December 31, 2016, we have used all of the approximate $39.5 million from the net proceeds from the offering.

Our use of the net proceeds through December 31, 2016 was as follows:

•	approximately $34 million, in the aggregate, was used to advance the development of our ND0612L product candidate and our ND0612H product candidate;

•	approximately $3.5 million, in the aggregate, was used to advance the development of our other product candidates; and

•	approximately $2 million, in the aggregate, was used for working capital and general corporate purposes.

None of the net proceeds of the offering were used to make payments, directly or indirectly, to (i) any of our directors, officers or their associates, (ii) any persons owning 10% or more of our ordinary shares or (iii) any of our affiliates.

ITEM 15.	Controls and Procedures.

(a) Disclosure Controls and Procedures

Our management evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2016. Based on such evaluation, our principal executive officer and principal financial officer concluded that, as of December 31, 2016, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this annual report. Based on such assessment, management has concluded that, as of December 31, 2016, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

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

Our board of directors has determined that Alla Felder, who serves on the audit committee of our board of directors and who meets the “independent director” definition under the NASDAQ Listing Rules, qualifies as our “audit committee financial expert,” as defined under the rules and regulations of the SEC, and also possesses “accounting and financial expertise,” as defined under the Companies Law.

ITEM 16B.	Code of Ethics.

We have adopted a code of ethics and business conduct applicable to our executive officers, directors and all other employees. A copy of the code is delivered to every employee of our company, and is available to investors and others on our website at http://ir.neuroderm.com/ or by contacting our investor relations department. Under Item 16B of Form 20-F, if a waiver or amendment of the code of ethics and business conduct applies to the individuals specified in Item 16B(a) of Form 20-F and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a Form 6-K. No such amendment was adopted, nor waiver provided, by us during the fiscal year ended December 31, 2016.

ITEM 16C.	Principal Accountant Fees and Services.

We paid the following fees for professional services rendered by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, for the years ended December 31, 2015 and 2016:

(in thousands)	2015	2016
Audit Fees	$200	$216
Total	$200	$216

“Audit fees” are the aggregate fees billed for services that would normally be provided in connection with statutory and regulatory filing or engagements, including services that generally only the independent accountant can reasonably provide, and includes audit services in connection with our follow-on offerings (in the case of each of 2015 and 2016).

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

See pages F-2 through F-36 appended hereto.

ITEM 19.	Exhibits.

Please see the exhibit index incorporated herein by reference.

NEURODERM LTD.

2016 CONSOLIDATED FINANCIAL STATEMENTS

NEURODERM LTD.

2016 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

NEURODERM LTD.

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive loss, changes in shareholders’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of Neuroderm Ltd. and its subsidiary at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management and Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and Board of Directors, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 28, 2017	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel,

P.O Box 50005 Tel-Aviv 6150001 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

NEURODERM LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(U.S. dollars in thousands, except share and per share data)

		December 31,
	Note	2015	2016
Assets:
Current Assets:
Cash and cash equivalents	5	$84,735	$107,178
Short-term bank deposits		15,103	45,058
Prepaid expenses and receivables	6	625	2,666
		100,463	154,902
Non-Current Assets:
Restricted bank deposit	10c	104	105
Long-term prepaid expenses		149	141
Property, plant and equipment, net	7	152	915
		405	1,161
Total Assets		$100,868	$156,063

NEURODERM LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(U.S. dollars in thousands, except share and per share data)

		December 31,
	Note	2015	2016
Liabilities and Shareholders’ Equity:
Liabilities:

Current Liabilities:
Accounts payable:
Trade	8a	$592	$1,736
Other	8b	3,176	4,757
		3,768	6,493
Shareholders payable	9(a)3	44	-
		3,812	6,493
Commitments, Contingent Liabilities and Pledges	10

Shareholders’ Equity:	12
Share capital:
Ordinary Shares, NIS 0.01 par value – authorized – 160,000,000 shares at December 31, 2015 and 2016, issued and outstanding –21,609,787 and 26,335,098 shares at December 31, 2015 and 2016, respectively		37	49
Additional paid-in capital		239,293	320,339
Share-based compensation capital reserve		8,004	11,956
Accumulated deficit		(148,238)	(180,734)
Foreign currency translation differences		(2,040)	(2,040)
Total Shareholders' Equity		97,056	149,570
Total Liabilities And Shareholders' Equity		$100,868	$156,063

The accompanying notes are an integral part of these financial statements.

NEURODERM LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except per share data)

		Year ended December 31,
	Note	2014	2015	2016
Operating expenses:
Research and development	13	$8,992	$13,715	$27,005
Participation in research and development	2(f), 10	(927)	(908)	-
Research and development, net		8,065	12,807	27,005
General and administrative	14	5,316	5,163	6,087
Operating loss		13,381	17,970	33,092
Financial income	15	9,601	2,379	616
Financial expenses	15	26,084	18	20
Financial expenses (income), net		16,483	(2,361)	(596)
Net loss		29,864	15,609	32,496
Other comprehensive loss (income) -
Items that will not be reclassified to profit or loss -
Foreign currency translation differences		(1,420)	1,741	-
Total comprehensive loss		$28,444	$17,350	$32,496
Basic and diluted loss per ordinary share	16	$12.97	$0.82	$1.48

The accompanying notes are an integral part of these financial statements.

(Continued) - 1

NEURODERM LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

(U.S. dollars in thousands)

	Share Capital
	Ordinary Shares		A1 Ordinary Shares		A2 Ordinary Shares		A Preferred Shares		A1 Preferred Shares	Additional paid-in capital	Share-based compensation capital reserve	Accumulated deficit	Foreign currency translation differences	Total shareholders' equity (deficit)

Balance at January 1, 2014	$	*	$	*	$	*	$	*	$3	$100,060	$775	$(102,765)	$(1,719)	$(3,646)
Changes during 2014:
Net loss												(29,864)		(29,864)
Other comprehensive income													1,420	1,420
Total comprehensive income (loss) for the year												(29,864)	1,420	(28,444)
Transactions with owners:
Share-based compensation to employees and service providers											4,316			4,316
Share dividend		1		1		*				(2)				-
Conversion of A1 ordinary shares, A2 ordinary shares and preferred shares Into ordinary shares		4		(1)		(*)		(*)	(3)					-
Issuance of ordinary shares (net of issuance costs amounting to $4,271)		12								40,717				40,729
Conversion of convertible loans and exercise of Warrants		8								26,506				26,514
Balance at December 31, 2014		$25		$-		$-		$-	$-	$167,281	$5,091	$(132,629)	$(299)	$39,469

* Represents amount less than $1 thousand.

(Concluded) - 2

NEURODERM LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

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

(Concluded) - 3

NEURODERM LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

(U.S. dollars in thousands)

	Ordinary Shares	Additional paid-in capital	Share-based compensation capital reserve	Accumulated deficit	Foreign currency translation differences	Total shareholders' equity

Balance at January 1, 2016	$37	$239,293	$8,004	$(148,238)	$(2,040)	$97,056
Changes during 2016:
Net loss	-	-	-	(32,496)	-	(32,496)
Transactions with owners:
Share-based compensation to employees			3,952			3,952
Exercise of options granted to employees	*	248				248
Issuance of ordinary shares (net of issuance costs amounting to $5,440)	12	80,798				80,810
Balance at December 31, 2016	$49	$320,339	$11,956	$(180,734)	$(2,040)	$149,570

*    Represents amount less than $1 thousand.

NEURODERM LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2014	2015	2016
Cash Flows From Operating Activities:
Net loss	$(29,864)	$(15,609)	$(32,496)
Adjustments in respect of:
Depreciation	43	44	90
Capital loss	12	-	-
Interest and exchange differences of convertible loans	*	-	-
Changes in fair value of embedded derivatives	905	-	-
Changes in fair value of warrants	1,794	-	-
Fair value income on convertible loan designated at fair value through profit or loss	(8,699)	-	-
Day 1 loss recognition	23,302	-	-
Issuance costs in respect of convertible loans and warrants issued and exercise of warrants	116	-	-
Share-based compensation to employees and service providers	4,316	2,913	3,952
Interest and exchange differences on bank deposits and restricted bank deposits	-	296	44
Exchange differences in respect of cash and cash equivalents	(891)	(2,184)	(34)
	20,898	1,069	4,052
Changes in asset and liability items:
Increase in prepaid expenses and receivables (including non-current portion)	(29)	(271)	(2,021)
Increase (decrease) in accounts payable:
Trade	40	540	1,144
Other	975	(167)	1,581
Payment of shareholders' interest payable		(993)	(44)
	986	(891)	660
Net cash used in operating activities	(7,980)	(15,431)	(27,784)
Cash flows from investing activities:
Purchase of property, plant and equipment	(120)	(73)	(853)
Sale of property, plant and equipment	3	-	-
Investment in short-term bank deposits	-	(23,510)	(69,000)
Proceeds from short-term bank deposits	-	8,545	39,000
Restricted bank deposits, net	(50)	(54)	-
Net cash used in investing activities	(167)	(15,092)	(30,853)
Cash flows from financing activities:
Issuance of ordinary share, net of issuance costs	40,729	71,902	80,810
Proceeds from exercise of options granted to employees	-	122	236
Convertible loans and warrants issued, net of issuance costs	7,717	-	-
Exercise of warrants, net of issuance costs	784	-	-
Net cash provided from financing activities	49,230	72,024	81,046
Increase in cash and cash equivalents	41,083	41,501	22,409
Balance of cash and cash equivalents at beginning of year	2,435	43,238	84,735
Foreign currency translation differences in respect of cash and cash equivalents	(1,171)	(2,188)	-
Exchange differences in respect of cash and cash equivalents	891	2,184	34
Balance of cash and cash equivalents at end of year	$43,238	$84,735	$107,178
Supplementary information:
Interest received from cash and cash equivalents and bank deposits	$2	$164	$646
Financing and investment activities not involving cash flows -
Conversion of Convertible Loans	$27,765	-	-
Receivables due to issuance of ordinary shares	-	-	12

*    Represents amount less than $1 thousand.

The accompanying notes are an integral part of these financial statements.

NEURODERM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL INFORMATION:

a.	NeuroDerm Ltd. (the “Company”) commenced operations in March 2003 in Israel. The Company is a clinical-stage pharmaceutical company developing next-generation treatments for central nervous system (“CNS”) diseases, primarily Parkinson’s disease as well as other CNS diseases. The Company has one operating segment.

On December 2015 the Company has established a wholly-owned subsidiary in Delaware, U.S. (Neuroderm Inc, the “U.S. Subsidiary”). As of December, 31 2016 the U.S. Subsidiary has not yet commenced significant operations.

b.	In November 2014, the Company raised $40.7 million, net of issuance costs, in an Initial Public Offering ("IPO") on the NASDAQ Stock Market (the “NASDAQ”) (see Note 12b(1)). In July 2015, the Company raised $71.9 million, net of issuance costs, in a public offering (see Note 12b(2)). In December 2016, the Company raised $80.8 million, net of issuance costs, in a public offering (see Note 12b(3)).

c.	The Company is a clinical-stage pharmaceutical company with a limited operating history. The Company has not yet generated revenue from its operations and continues to incur substantial research and development and other expenses related to its ongoing operations. Accordingly, there is no assurance that the Company’s business will generate positive cash flow. Through December 31, 2016, the Company had an accumulated deficit and its activities have been funded through public and private offerings of the Company's securities and issuance of convertible loans and warrants.

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

d.	These financial statements were approved by the Board of Directors on March 28, 2017.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The principle accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied for all years presented.

a.	Basis of presentation

The Company’s financial statements as of December 31, 2016 and 2015 and for each of the three years in the period ended on December 31, 2016 comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The financial statements have been prepared under the historical cost convention, subject to adjustments for revaluation of certain financial liabilities (including derivative instruments) to fair value through profit or loss. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 3.

NEURODERM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

Effective January 1, 2016, the Company determined that its functional currency has been changed to the U.S. dollar. This determination resulted from a change in relevant circumstances of which, commencing January 1, 2016, based on the Company's level of spending on research and development expenses (mainly related to advanced clinical trials) and other operating expenses, the Company concluded that most of its spending for 2016 and thereafter would be in U.S. dollars. In addition, the Company's financing is anticipated to continue to be in U.S. dollars. As Company management does not foresee a reversal of this trend, management concluded that, commencing January 1, 2016, the currency of the primary economic environment in which the Company's operations are conducted has been changed to the U.S dollar. Accordingly, commencing January 1, 2016 ("the transition date") the Company's functional currency is the U.S. dollar. The effect of the change in functional currency has been accounted for prospectively.

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

Regarding translation of comparative amounts in respect of the preceding periods, which are measured in accordance with the Company's former functional currency (NIS) and are presented in accordance with the Company's Presentation Currency, the financial statements’ items measured in NIS are translated into the Presentation Currency as follows: Equity items are translated using historical exchange rates (as reported by the Bank of Israel). All other statements of financial position items are translated using the year-end exchange rate (as reported by the Bank of Israel). Statement of comprehensive loss amounts are translated using the exchange rates prevailing at the dates of the transactions. The resulting translation differences relating to the conversion from the functional currency (NIS) to the Presentation Currency (U.S. dollar) are reported in other comprehensive loss.

NEURODERM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

c.	Property, plant and equipment

Property, plant and equipment items are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method, over the estimated useful lives as follows:

%
Computer and peripheral equipment	33
Electronic equipment	15
Office furniture and equipment	6-15

As for the impairment test of property, plant and equipment see note 2e.

Leasehold improvements are amortized by the straight-line method over the shorter of the lease term or the estimated useful life of the improvements.

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

As of December 31, 2016 and 2015, the Company had not recognized any intangible asset arising from its development activities.

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

Government grants from the Innovation Authority (formerly the OCS) and grants received from the Michael J. Fox Foundation for Parkinson’s Research (the “Foundation”), as a participation in research and development activity performed by the Company, are treated by the Company (with respect to Foundation grants – by analogy) under IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance” (“IAS 20”).

Innovation Authority grants and Foundation grants are recognized at fair value when there is a reasonable assurance that the grant will be received and that the Company will comply with the conditions attaching to them. Such Innovation Authority grants and Foundation grants fall within the definition of “forgivable loans” in accordance with IAS 20. Accordingly, if there is reasonable assurance on the date of entitlement to the forgivable loan that the Company will meet the terms for forgiveness of the loan, the forgivable loan is recognized in profit or loss under “Participation in research and development”. These grants are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes the related costs for which the grant is intended to compensate.

NEURODERM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

The conversion feature and the prepayment feature of convertible loans issued to investors (see note 9), except the convertible loan issued in 2014, were considered embedded derivatives because their economic characteristics and risks were not closely related to the economic characteristics and risks of the host contract (the loan without the conversion feature and the prepayment feature). Therefore, the Company separated the embedded derivatives from the host contract and accounted for each element separately. The conversion feature was classified as a financial liability as the loan was denominated in a foreign currency (and therefore its exercise price was not fixed in the Company's functional currency) and as the conversion price was subject to future adjustments. The conversion feature and the prepayment feature were measured as one embedded derivative since they related to common risks and depended on each other. The embedded derivative was classified as a financial liability and was initially recognized at its fair value at the date of issuance. The host contract was initially recognized as the difference between total consideration received for the convertible loans (including for the warrants, if applicable – see clause 2 below) less the fair value of the embedded derivative and the fair value of the warrants, if applicable. Transaction costs directly attributable to the issuance of convertible loans were allocated to the host contract, to the embedded derivative and to the warrants issued (see clause 2 below) based on their proportionate initial recognition amounts. Such transaction costs allocated to the embedded derivative were recognized immediately in profit or loss and such transaction costs allocated to the host contract were deducted from its initial recognition amount.

The convertible loan issued in 2014 was designated by management to be measured at fair value through profit or loss. Gains or losses arising from changes in the fair value of this loan were presented in the statement of comprehensive loss under “financial income” or “financial expenses”.

NEURODERM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

Until the completion of the IPO by the Company, Ordinary Shares, A1 Ordinary Shares, A2 Ordinary Shares, A Preferred Shares and A1 Preferred Shares (the "Preferred Shares") of the Company were classified as share capital. Following the completion of the IPO by the Company, the Company’s A1 Ordinary Shares, A2 Ordinary Shares and Preferred Shares were converted into Ordinary Shares in a ratio of 1:1 (see also note 12a). Transaction costs directly attributable to the issuance of new shares are shown in equity as a deduction from the proceeds

In October 2014, the Company’s board of directors and shareholders approved an aggregate 80-for-1 share split of the Company’s ordinary, ordinary A-1 and ordinary A-2 shares. The share split was effected in two steps by means of: (i) a 10-for-1 share split, followed immediately by (ii) a share dividend of 7 shares for each share that was outstanding following the first step. All of the share and per share amounts reflected in these financial statements and the notes thereto reflect this share split on a retroactive basis.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

r.	Standards and interpretations to existing standards that are not yet in effect and have not been adopted early by the Company

International Financial Reporting Standard No. 16 “Leases” (hereafter - IFRS 16)

The standard requires lessees, with certain exceptions, to recognize a lease liability reflecting future lease payments and a "right of use asset" for lease contracts. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15, "Revenue from contracts with customers", is also applied. The Company expects that the impact of implementing IFRS 16 will not be material.

NEURODERM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

The Company has raised $40.7 million (net of issuance expenses) of capital in an IPO on the NASDAQ Stock Market that took place in November 2014, $71.9 million (net of issuance expenses) raised in a public offering that took place in July 2015, and $80.8 million (net of issuance expenses) raised in a public offering that took place in December 2016– see Note 12b.

NEURODERM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

a.	Financial risk management (continued):

1)	Financial risk factors (continued)

(a)	Liquidity risk (continued):

The amounts presented in the table below represent the contractual undiscounted cash flows of the Company's credit balances.

Less than 1 year
U.S. dollars in thousands

As of December 31, 2016:
Accounts payable	6,493
6,493
As of December 31, 2015:
Shareholders payable	44
Accounts payable	3,768
$3,812

(b)	Market risks

Foreign exchange risk – The Company might be exposed to foreign exchange risk as a result of making payments to employees or service providers and investing in currencies other than the U.S. Dollar in 2016 and other than the NIS in 2015.

Had the former functional currency (NIS) of the Company been stronger by 5% against the U.S. Dollar, assuming all other variables remained constant, the Company would have recognized an additional expense of $4,639 thousand in profit or loss for the year ended December 31, 2015.

Had the functional currency of the Company been stronger by 5% against the NIS, assuming all other variables remained constant, the Company would have recognized an immaterial expense of $48 in profit or loss for the year ended December 31, 2016.

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

The cash and cash equivalents and bank deposits are held on leading banks, rated by Moody's at P-1/stable.

The short-term bank deposits are linked to the dollar and bear interest at annual rates of between 0.9% and 1.56%.

2)	Capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide future returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital.

NEURODERM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

The following table presents the change in instruments measured at level 3 for the years ended December 31, 2014, 2015 and 2016:

Financial liabilities at fair value through profit or loss
U.S. dollars in thousands
Balance at January 1, 2014:	$4,970
Proceeds received during the reported year	7,819
Foreign currency translation differences	(1,846)
Amounts recognized under "Finance expenses"	10,199
Transfer from level 3 to level 2	(11,221)
Conversion of convertible loans	(9,921)
Balance at December 31, 2014 and December 31, 2015 and December 31, 2016	$-

NEURODERM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

b.	Classification of financial instruments by groups:

Loans and receivables
U.S. dollars in thousands
As of December 31, 2015:
Cash and cash equivalents	84,735
Restricted bank deposits	104
Short-term bank deposits	15,103
Receivables (except prepaid expenses)	381
$100,323
As of December 31, 2016:
Cash and cash equivalents	107,178
Restricted bank deposits	105
Short-term bank deposits	45,058
Receivables (except prepaid expenses)	467
$152,808

Financial liabilities at amortized cost
U.S. dollars in thousands
As of December 31, 2015:
Accounts payable	$3,768
Shareholders payable	44
$3,812
As of December 31, 2016:
Accounts payable	6,493

NEURODERM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

c.	Composition of financial instruments by currency:

	U.S. Dollar	Other Currencies	Total
	in thousands
As of December 31, 2015:

Assets:
Cash and cash equivalents	$79,033	$5,702	$84,735
Restricted bank deposit	-	104	104
Short-term bank deposits	15,103	-	15,103
Receivables (except prepaid expenses)	-	381	381
	94,136	6,187	100,323
Liabilities:
Accounts payable and accruals	1,320	2,448	3,768
Shareholders payable	44	-	44
	1,364	2,448	3,812
	$92,772	$3,739	$96,511

As of December 31, 2016:

Assets:
Cash and cash equivalents	$101,703	$5,475	$107,178
Restricted bank deposit	-	105	105
Short-term bank deposits	45,058	-	45,058
Receivables (except prepaid expenses)	-	467	467
	146,761	6,047	152,808
Liabilities:
Accounts payable and accruals	3,404	3,089	6,493
	$143,357	$2,958	$146,315

NOTE 5 - CASH AND CASH EQUIVALENTS:

	December 31,
	2015	2016
	U.S. dollars in thousands
Cash on hand	$4,671	$107,178
Short-term bank deposits	80,064	-
	$84,735	$107,178

NEURODERM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - PREPAID EXPENSES AND RECEIVABLES:

	December 31,
	2015	2016
	U.S. dollars in thousands
Prepaid expenses	$244	$2,199
Institutions	70	158
Grants receivable	287	291
Others	24	18
	$625	$2,666

The fair value of the grants receivables approximates their carrying amounts.

Maximum exposure to credit risk as of the date of statement of financial position of the “Prepaid expenses and receivables” line item is the carrying amount of the entire line item, less non-financial balances (arising from prepaid expenses). The Company has no collateral for these debit balances.

NOTE 7 - PROPERTY, PLANT AND EQUIPMENT:

The composition of cost and the accumulated depreciation, grouped by major classifications:

	Cost		Accumulated depreciation		Depreciated balance
	December 31,		December 31,		December 31,
	2015	2016	2015	2016	2015	2016
	U.S. dollars in thousands
Computer and peripheral equipment	$110	177	$62	47	$48	$130
Electronic equipment	304	719	226	329	78	390
leasehold improvements	-	321	-	16	-	305
Office furniture and equipment	28	93	2	3	26	90
	$442	1,310	$290	395	$152	$915

As of December 31, 2015 and 2016, the Company’s property, plant and equipment is located in Israel.

NOTE 8 - ACCOUNTS PAYABLE:

a.	Trade payables:

The fair value of accounts payable approximates their carrying amount.

b.	Other:

	December 31,
	2015	2016
	U.S. dollars in thousands
Accrued payments	$2,347	$3,063
Payroll and related expenses	512	1,186
Vacation and recreation pay	317	508
	$3,176	$4,757

NEURODERM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - CONVERTIBLE LOANS:

The Company's activities are partially financed by convertible loans as follows:

a.	Convertible loans agreements:

1)	The company had several of convertible loans which were converted to ordinary shares upon the closing of its IPO.
2)	In November 2014, due to the IPO, the Company's value became observable and the Company recognized the remaining Day 1 loss in total amount of NIS 81,996 thousand ($23,302 thousand) in profit or loss.
3)	As a result of IPO consummation in November 2014, the Company was obliged to pay to certain investors a cash premium amounting to $1,037 thousand. During 2015 and 2016 the Company paid $993 and $44 thousand, respectively, regarding the paid premium.

b.	Accounting treatment

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

NEURODERM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - COMMITMENTS, CONTINGENT LIABILITIES AND PLEDGES:

a.	Innovation Authority (Formerly Office of the Chief Scientist) grants program

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

The Company is subject to the provisions of the Israeli law for the Encouragement of Industrial Research and Development and related regulations (the "Encouragement Regulations"). Pursuant to the Encouragement Regulations there are restrictions regarding intellectual property and manufacturing, as defined in the Encouragement Regulations, outside of Israel, unless approval is received and additional payments are paid to the Innovation Authority.

As of December 31, 2015 and December 31, 2016, the Company had received $2,752 thousand from the Innovation Authority.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - COMMITMENTS, CONTINGENT LIABILITIES AND PLEDGES (continued):

b.	Foundation grants

In May 2013, following previous grants from the Foundation, the Company received approval for a $1 million grant from the Foundation, subject to achievement of certain milestones, as defined in the agreement. Unlike previous grants from the Foundation, the Company is obligated to pay the Foundation royalties of 10% of the revenue up to $2 million received from the option, license, sale, transfer or use of one of its products, its derivative product candidates or any new invention arising from the project or any product incorporating the certain product and its derivatives after approval for marketing. The Company received the entire grant ($ 1 million) until 2014.

Commencing on the grant approval date and thereafter there has been reasonable assurance that the related research and development will not generate revenues, and therefore, that the Company will meet the terms for forgiveness of the "forgivable loan" (see note 2f). The company recorded a grant income against the related research and development expenses in the statement of comprehensive loss in the years ended 2013 and 2014. If in subsequent periods the Company concludes that there is no reasonable assurance that the Company will meet the terms for forgiveness as described above, then a liability will be recorded at that time.

c.	Operating lease agreements

In February 2014, the Company entered into a four-year agreement for the lease of its new offices. Lease payments and management fee are $12 thousand (NIS 42 thousand) per month. The rental fees are linked to the CPI of November 2013.

In December 2015, the Company entered into an amendment to its lease agreement and increased the premises for its operations. Under the amended lease agreement, commencing February 2016, the lease payments and management fee are $27 thousand (NIS 105 thousand) per month. The company have an option to extend the lease agreement until January 2021.

To secure the liability of the Company under the amended lease agreement, the Company provided the lessor a bank guarantee of approximately $105 thousand (NIS 406 thousand) and a promissory note in an amount of approximately $310 thousand (NIS 1,210 thousand), both linked to the CPI.

Future minimum lease commitments, required under the abovementioned operating lease, as of December 31, 2016, are as follows:

U.S. dollars in thousands
2017	330
2018	331
2019	353
$1,014

NEURODERM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - COMMITMENTS, CONTINGENT LIABILITIES AND PLEDGES (continued):

d.	Car lease agreements

The Company has entered into operating lease agreements with respect to motor vehicles. The agreements will expire in 2017-2019. Lease payments are linked to the CPI. The estimated annual lease payments with respect to these lease agreements as of December 31, 2016 are approximately $191 thousand (NIS 734 thousand).

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

The income of the Company is subject to a corporate tax rate. The corporate tax rate for 2014 and 2015 was 26.5%. In January 2016, the Law for the Amendment of the Income Tax Ordinance (No. 216) was published, enacting a reduction of corporate tax rate in 2016 and thereafter, from 26.5% to 25%.

In December 2016, the Economic Efficiency Law (Legislative Amendments for Implementing the Economic Policy for the 2017 and 2018 Budget Year), 2016 was published, introducing a gradual reduction in corporate tax rate from 25% to 23%. However, the law also included a temporary provision setting the corporate tax rate in 2017 at 24%. As a result, the corporate tax rate will be 24% in 2017 and 23% in 2018 and thereafter.

NEURODERM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - INCOME TAX (continued):

c.	Carry forward losses

The balance of carried forward losses for tax purposes as of December 31, 2015 and 2016 is approximately $36 million and $59.9 million, these amounts are mainly related to research and development expenses incurred and charged to profit and loss that, for the tax purposes, are deferred and recognized over 3 tax years. These carried forward losses have no expiration date.

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

The amount of cumulative deductible temporary differences, other than losses carried forward (as mentioned in section c above), for which deferred tax assets have not been recognized in the statement of financial position as of December 31, 2015 and 2016 were approximately $13.3 million and $30.1 million, respectively. These amounts are mainly related to research and development incurred and charged to profit or loss that, for tax purposes are deferred and recognized over 3 tax years. These temporary differences have no expiration dates. Moreover, as mentioned in section c above, the Company did not record deferred tax assets in these financial statements since their utilization against future taxable income is not expected in the foreseeable future.

e.	Tax assessments

Final tax assessments have been received by the Company through the year ended December 31, 2012.

f.	Theoretical tax expenses

The following is a reconciliation of the theoretical tax expense, assuming all income were taxed at the regular tax rates applicable to the Company in Israel and the actual tax expense:

	Year ended December 31,
	2014	2015	2016
	U.S. Dollar in thousands
Loss before taxes on income, as reported in the statement of comprehensive loss	$29,864	$15,609	$32,496
Theoretical tax rate	26.5%	26.5%	25%
Theoretical tax benefit	(7,914)	(4,136)	(8,124)
Changes in taxes for all non-temporary differences incurred in the reporting year	5,465	788	998
Changes in taxes for all temporary timing differences incurred in the reporting year for which deferred taxes were not recognized	2,449	3,348	7,126
Taxes on income for the reported year	$-	$-	$-

NEURODERM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - EQUITY:

a.	Share capital

As of December 31, 2014 and 2015 and 2016, share capital is composed of Ordinary Shares.

As of December 31, 2013, share capital was composed of: Ordinary Shares, A1 Ordinary Shares, A2 Ordinary Shares, A Preferred shares and A1 Preferred Shares (see details in 2015 Financial statements).

Following the completion of an IPO the Company converted all outstanding Ordinary A-1 Shares, Ordinary A-2 Shares, A Preferred Shares and A1 Preferred Shares into Ordinary Shares in a ratio of 1:1.

b.	Public Offerings:

1)	In November 2014, the Company completed an IPO on the NASDAQ Stock Market, in which it issued 4,500,000 Ordinary Shares in consideration for $45 million, before issuance costs.

Immediately prior to the consummation of the IPO, the outstanding Notes issued in 2013 and 2014 (see note 9) were automatically converted into 2,461,280 Ordinary Shares of the Company, and the Warrants issued in 2011 and 2013 were exercised for cash ($784 thousand, net of issuance costs) and a cashless exercise into 542,720 Ordinary Shares of the Company.

Also, immediately prior to the consummation of the IPO, the Company's A1 Ordinary Shares, A2 Ordinary Shares, A Preferred Shares and A1 Preferred Shares were automatically converted into 9,100,640 Ordinary Shares of the Company.

2)	In July 2015, the Company completed a public offering, in which it issued 4,524,698 Ordinary Shares (including 590,178 shares purchased pursuant to the full exercise of the underwriters' option), in consideration for approximately $71.9 million, net of issuance costs.

3)	In December 2016, the Company completed a public offering, in which it issued 4,600,000 Ordinary Shares (including 600,000 shares purchased pursuant to the full exercise of the underwriters' option), in consideration for approximately $80.8 million, net of issuance costs.

NEURODERM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - EQUITY (continued):

c.	Options to employees and service providers:

1)	In May 2007, the Company’s board of directors adopted a share option plan (the "2007 Plan"). The options are granted to Company employees, managed under rules stipulated for this purpose by Section 102 of the Israeli Income Tax Ordinance (hereinafter, the Ordinance). According to the selected “track” selected by the Company and under such rules, the Company is not entitled to claim tax deductions of the amount attributed to employees as a benefit, including those amounts recognized as a payroll benefit in the accounts of the Company for options received by employees under the track, except for any normal compensation element that is so indicated on the date of grant.

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

2)	In January 2013, the Company’s board of directors approved a grant of 186,080 and 241,920 options to certain employees of the Company and to the CEO, respectively (under the 2007 plan). Each option shall be exercisable into one Ordinary Share of the Company (par value NIS 0.01) at an exercise price of $1.56. The options shall vest upon four years in several installments, in accordance with the agreement. The unexercised options shall expire 12 years after their grant date.

3)	In March 2014, the Company’s board of directors approved a grant of 450,080 options to certain employees of the Company (under the 2007 plan). Each option is exercisable for one Ordinary Share at an exercise price of $1.56. The options shall vest in several installments over 4 years, in accordance with the award agreement. Unexercised options expire 11-12 years after their grant date.

4)	In March 2014, the Company’s shareholders approved a grant of 16,000 and 678,400 options to a director of the Company and to the CEO, respectively (under the 2007 plan). The options vest in several installments over 2 and 4 years, respectively, in accordance with the agreement. Each option is exercisable for one Ordinary Share at an exercise price of $1.56. Unexercised options expire 12 years after their grant date.

NEURODERM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued):

NOTE 12 - EQUITY (continued):

c.	Options to employees and service providers (continued):

5)	In January 2015, the Company’s Board of Directors approved a grant of 9,760 options to certain employees of the Company (under the 2014 plan). Each option is exercisable for one Ordinary Share at an exercise price of $10.29. The options vest in several installments over 2-4 years. Unexercised options expire 10 years after their grant date.

6)	In August 2015, the Company’s Board of Directors approved a grant of 150,000 options to certain employees of the Company (under the 2014 plan). Each option is exercisable for one Ordinary Share of the Company (par value NIS 0.01) at an exercise price of $18.21. The options shall vest in several installments over 4 years. Unexercised options expire 10 years after their grant date.

7)	In October 2015, the Company’s shareholders approved a grant of 130,000 options to the Company's CEO (under the 2014 plan). Each option is exercisable for one Ordinary Share at an exercise price of $18.21. The options vest in several installments over 4 years. Unexercised options expire 10 years after their grant date.

8)	In March 2016, the Company’s Board of Directors approved a grant of 85,600 options to certain employees of the Company under the Company’s 2014 Equity Incentive Plan. Each option is exercisable for one Ordinary Share at an exercise price of $12.95. The options vest in several installments over 4 years. Unexercised options expire 10 years after their grant date.

9)	In March 2016, the Company’s Board of Directors approved a grant of 103,800 options to certain employees of the Company (under the 2014 Plan). Each option is exercisable for one Ordinary Share at an exercise price of $13.02. The options vest in several installments over 4 years. Unexercised options expire 10 years after their grant date.

10)	In May 2016, the Company’s Board of Directors approved a grant of 90,000 options to certain employees of the Company (under the 2014 Plan). The options were granted to the employees in July and October 2016. Each option is exercisable for one Ordinary Share at an exercise price of $16.55 and $18.16. The options vest in several installments over 4 years. Unexercised options expire 10 years after their grant date.

11)	In June 2016, the Company’s shareholders approved a grant of 80,000 options to the Company's CEO (under the 2014 Plan). Each option is exercisable for one Ordinary Share at an exercise price of $13.02. The options vest in several installments over 4 years. Unexercised options expire 10 years after their grant date.

12)	In November 2016, the Company’s Board of Directors approved a grant of 136,800 options to certain employees of the Company (under the 2014 Plan). Each option is exercisable for one Ordinary Share at an exercise price of $18.15. The options vest in several installments over 4 years. Unexercised options expire 10 years after their grant date.

1)	The underlying data for options fair value calculation is as follows:

NEURODERM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued):

NOTE 12 - EQUITY (continued):

Date of grant	Ordinary Share price	Expected annual volatility(a)	Risk- free interest rate (b)	Weighted expected life to exercise	Expected dividend yield	Fair Value as of the date of the grant (c)
	U.S. dollars	%	%	Years	%	U.S. dollars in thousands
January 2013	$1.14	79.7%	0.52%	4	0	$247
March 2014	$8	71.3%	1.37%	4	0	$7,744
January 2015	$12.14	69%	0.92%	3	0	$60
August 2015	$23.03	78.5%	1.58%	5	0	$2,341
October 2015	$18.9	78.5%	1.53%	5	0	$1,575
March 2016	$12.72	78.7%	1.31%	5	0	$686
March 2016	$14.28	79.5%	1.29%	5	0	$971
June 2016	$16.78	82.6%	1.15%	5	0	$937
July 2016	$16.01-15.77	85.5%	0.94-1%	5	0	$698
October 2016	$18.35	79.7%	1.31%	5	0	$282
November 2016	$19.45	82.3%	1.8%	5	0	$1,785

a)	The Company’s expected volatility is derived from historical volatilities of companies in comparable stages as well as companies in the industry. Each Company’s historical volatility is weighted based on certain factors and combined to produce a single volatility factor used by the Company.

b)	The risk-free interest rate is determined based on the redemption yield rates of unlinked, fixed-rate U.S. treasury bonds with maturity date that coincides with the weighted expected exercise date of the option.

c)	The fair value of the options was computed using the Black-Scholes model.

NEURODERM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued):

NOTE 12 - EQUITY (continued):

c.	Options to employees and service providers (continued):

2)	Changes in the number of options and weighted averages of exercise prices are as follows:

	2014		2015		2016
	Number of options	Weighted average of exercise price in U.S. dollars	Number of options	Weighted average of exercise price in U.S. dollars	Number of options	Weighted average of exercise price in U.S. dollars
Outstanding at beginning of year	603,760	$1.98	1,748,240	$1.71	1,949,871	$4.14
Expired					(16,400)	$1.56
Exercised	-	-	(88,129)	$1.39	(125,311)	$1.98
Granted	1,144,480	$1.56	289,760	$17.94	496,200	$15.14
Outstanding at end of year	1,748,240	$1.71	1,949,871	$4.14	2,304,360	$6.04
Exercisable at end of year	718,320	$1.92	898,001	$2.04	1,366,470	$3.88

3)	Expenses recognized in profit or loss regarding the options are as follows:

Year ended December 31,
2014	2015	2016
U.S. dollars in thousands
$4,316	$2,913	$3,952

Options granted to non-employees are governed by Section 3(i) to the Ordinance.

NOTE 13 - RESEARCH AND DEVELOPMENT EXPENSES:

	Year ended December 31,
	2014	2015	2016
	U.S. dollars in thousands
Payroll and related expenses*	$4,009	$3,911	$6,983
Materials and subcontractors	3,341	7,966	16,857
Professional services	1,134	1,146	1,778
Other	508	692	1,387
	$8,992	$13,715	$27,005

*	Including pension costs of a defined contribution plan in the amount of $153 thousand, $223 thousand and $468 thousand in the years ended December 31, 2014, 2015 and 2016, respectively.

NEURODERM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued):

NOTE 14 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Year ended December 31,
	2014	2015	2016
	U.S. dollars in thousands
Payroll and related expense *	$2,716	$2,623	$3,406
Professional services	2,222	1,798	1,876
Other	378	742	805
	$5,316	$5,163	$6,087

*	Including pension costs of a defined contribution plan in the amount of approximately $102 thousand, $102 thousand and $120 thousand in the years ended December 31, 2014, 2015 and 2016 respectively.

NOTE 15 - FINANCIAL INCOME AND EXPENSES:

	Year ended December 31,
	2014	2015	2016
	U.S. dollars in thousands
Financial income:
Interest income on cash equivalents and deposits	$9	$293	$575
Exchange differences	893	1,768	41
Fair value income on convertible loan designated at fair value through profit or loss	8,699	-	-
Other	-	318	-
Total finance income	$9,601	$2,379	$616
Financial expenses:
Bank accounts and other fees	83	18	20
Changes in fair value of embedded derivatives	905	-	-
Changes in fair value of warrants	1,794	-	-
Interest and exchange differences on host contract of convertible loans	*	-	-
Day 1 loss recognition	23,302	-	-
Total finance expenses	26,084	18	20
Financial expense (income), net	$16,483	$(2,361)	$(596)

*      Represents amount less than $1 thousand.

NEURODERM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued):

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

Set forth below is data taken into account in the computation of loss per share:

	2014	2015	2016

Loss as reported in the financial statements (in thousands of dollars)	$29,864	$15,609	$32,496
Weighted average of Ordinary Shares outstanding during the period	2,302,991	19,113,218	21,897,095
Basic and diluted loss per share (dollars)	$12.97	$0.82	$1.48

NOTE 17 - RELATED PARTIES:

Key management includes members of the Board of Directors and the Chief Executive Officer.

a.	Transactions with related parties:

	Year ended December 31,
	2014	2015	2016
	U.S. dollars in thousands
Within research and development expenses:
Payroll and related expense	$41	$198	$204
Professional services	$64	-	-
Options to employees and service providers	$862	$503	$537
Within administrative and general expenses:
Payroll and related expense	$83	$397	$408
Professional services	$158	$179	$192
Options to employees and service providers	$1,810	$1,024	$1,074
Within finance expenses (income):
Convertible loans, see note 9	$9,155	-	-
Warrants, see note 9	2,098	-	-

As for the share based payments to related parties see note 12c(4) and 12c(7).

NEURODERM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued):

NOTE 17 - RELATED PARTIES (continued):

b.	Balances with related parties:

	December 31,
	2015	2016
	U.S. dollars in thousands
Within current liabilities:
Accounts payable	$259	$338
Shareholders' payable	$44	-

NOTE 18 - EVENTS SUBSEQUENT TO DECEMBER 31, 2016

1.	During January, 2017, the board of directors of the Company approved a grant of 112,600 options to certain employees of the Company (under the 2014 Plan).
2.	During March, 2017, the Company’s shareholders approved a grant of 30,000 options and 673,406 options to certain directors of the Company and to the CEO, respectively (under the 2014 Plan).
3.	During March, 2017 the Company entered into an amendment to its lease agreement and increased the premises for its operations. Under the amended lease agreement, commencing March 2017, the lease payments and management fee are $39 thousand (NIS 150 thousand) per month.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEURODERM LTD.

By:	/s/ Oded S. Lieberman
Name:	Oded S. Lieberman
Title:	Chief Executive Officer

Date: March 29, 2017

143

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of NeuroDerm Ltd.(1)
2.1	Specimen ordinary share certificate of NeuroDerm Ltd.(1)
4.1	Amended and Restated Investors’ Rights Agreement, dated August 14, 2014, by and among NeuroDerm Ltd. and certain of the Registrant’s shareholders (1)
4.2	Form of Indemnification Agreement(1)
4.3	English summary of Principal Terms of Lease Agreement, dated February 2, 2014, by and between Ruhrberg Contracting and Investments (1963) Ltd., as landlord, and NeuroDerm Ltd., as tenant, relating to NeuroDerm Ltd.’s facility at Rabin Science Park, Rehovot, Israel(2) #
4.4	2007 Israeli Share Option Plan(2)
4.5	2014 Incentive Compensation Plan(1)
4.6	NeuroDerm Ltd.’s Compensation Policy for Executive Officers and Directors(3)
8.1	List of subsidiaries of the Registrant(1)
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm

 __________________________

#      English summary of original Hebrew document

(1)	Previously filed with the SEC on November 3, 2014 as an exhibit to Amendment No. 1 to the Registrant’s registration statement on Form F-1 (SEC File No. 333-198754) and incorporated by reference herein.
(2)	Previously filed with the SEC on September 15, 2014 as an exhibit to the Registrant’s registration statement on Form F-1 (SEC File No. 333-198754) and incorporated by reference herein.
(3)	Previously filed with the SEC on January 28, 2015 as Annex A to Exhibit 99.1 to the Registrant’s report of foreign private issuer on Form 6-K and incorporated by reference herein.

144